ANNUAL REPORT 2025

BANK OF AMERICA

ANNUAL REPORT 2025

TABLE OF CONTENTS

02 Company Performance and Heritage

18 Our Eight Lines of Business

28 Delivering Growth and Serving All Constituents

40 Human Capital Management Update

52 Additional Company Information

COMPANY PERFORMANCE AND HERITAGE

A letter from Chair and CEO Brian Moynihan

To our shareholders,

On behalf of our Board of Directors, our Executive Management Team and my more than 213,000 Bank of America teammates, I'm proud to share this year's Annual Report, which details how we continued to successfully deliver returns and innovate for our clients, for the communities in which we operate around the world, for our teammates and for our shareholders. It also offers an opportunity to tell you how we've been investing for the future.

In approaching everything we do, we start with a simple, but powerful, question: What would you like the power to do? This is something we ask our clients every day, because simply we need to know what they need. Our ability to help them achieve their goals in a holistic and integrated way depends upon a deep understanding of them. Our role is to provide the tools, advice and support that empower our clients to succeed.

Continuing benefits of Responsible Growth

We had another strong year in 2025. We generated revenue of $113.1 billion and earned $30.5 billion in net income, or $3.81 per diluted share, reflecting broad-based strength across the company.



$113.1B
revenue in 2025 — up 7% year over year (YoY)

$30.5B
net income in 2025 — up 13% YoY

$3.81
per diluted share in 2025 — up 19% YoY

Our performance demonstrates the strength of our leading banking franchise and the advantages of our balanced business model and our leading market positions. It also highlights how we set ourselves apart by Delivering One Company to clients — seamlessly bringing together capabilities and expertise across our lines of business to grow and create value.

Our commitment to Responsible Growth has made this success possible. The factors that have enabled us to succeed — our platforms, our talent, our technology, our global reach and our local impact — take significant time, effort and investment to innovate, develop and maintain. By focusing on the principles that drive Responsible Growth, we've balanced risk and reward and managed costs appropriately to deliver strong earnings, capital returns and support for all who need us to ensure their success.

Everything we do is built on a set of foundational beliefs:

- We believe in a client-focused business model leveraging industry-leading capabilities across integrated world-class businesses and scaled support platforms.

- We believe in the power of delivering global scale on a disciplined local basis.

- We believe the next decade in financial services will continue to be defined by technology leadership fueled by continuous investments in both high-tech and high-touch capabilities.

- We believe our focus on driving organic growth, while managing risk and expense with discipline, will drive greater long-term shareholder value, through strong profitability and capital management.

All of my teammates know that we must continue to grow and win in the marketplace — no excuses. To do that, we have to make the right investments in people, brand and technology for the future.

As we execute on these beliefs, we will continue to be a company that grows your investment in us — our tangible book value per share — on a consistent basis, and we will continue to deliver returns and results with an understanding of risks that permits us to withstand changing economic and regulatory landscapes, armed conflicts, pandemics and other external factors that may drive different economic outcomes.

Bank of America — who we are

We go to market through eight world-class lines of business: Consumer Banking (comprised of Retail Banking and Preferred Banking); Global Wealth & Investment Management (comprised of Merrill and The Private Bank); Global Banking (comprised of Business Banking, Global Commercial Banking and Global Corporate & Investment Banking); and Global Markets.

Each line of business is built to serve a distinct client group and uses a differentiated model tailored to meet that group's specific needs. Each, on a standalone basis, is a top business in the U.S. and, where applicable, worldwide. The business lines also understand they must collaborate across business lines — sharing insights, coordinating strategies and providing a seamless client experience.



Our consumer banking and wealth management businesses serve people across the U.S. for their entire financial lives, regardless of their individual circumstances at any particular time. Our products and capabilities are designed to serve clients anywhere on the economic continuum, from mass market consumers to ultra-high-net-worth individuals. We can grow with our clients as their needs evolve, offering customized world-class solutions at every stage of their financial journeys. And through our wide range of services, we offer individuals the opportunity to increase their financial literacy, build better financial futures, make their lives more affordable and keep their goals within reach. We are a recognized market leader: No. 1 in U.S. consumer deposits;[1] No. 1 small business lender;[1] No. 1 on Barron's Top 1,200 Financial Advisors list; and No. 1 in managed personal trust assets.[1]

For our business clients, we're uniquely positioned across the full spectrum from startups to global multinationals. As the U.S.' leading small business lender, small businesses — a critical engine of the economy — borrow more from us than anyone else. We also have a top leadership position with U.S. middle-market companies, helping them grow, manage risk and

expand into new markets both in the U.S. and in other select countries globally. And we provide many of the world's largest multinational organizations (whether headquartered inside or outside the U.S.) with comprehensive lending, treasury, strategic advisory and capital markets solutions. In 2025, we were once again a recognized market leader: No. 1 in U.S. commercial loans[1] and "top 5" in nine of ten capital markets products globally.

Our Global Markets business serves investors worldwide with research, sales and trading execution, and risk management.

We also offer client support that includes some of the most scaled and sophisticated platforms in the world. Our leading research platform — ranked No. 2 — covers more than 3,500 companies and provides insight on currencies, commodities, economies and many other asset classes. They provide relevant, actionable information to clients across our lines of business. You can read more about how we deliver research to help clients reach their investment goals on page 33. Our Global Payments Solutions business offers a comprehensive set of payments solutions for the financial transaction and cash management needs of governments, individuals, companies and institutions. We move trillions of dollars for our clients worldwide every day 24/7, real time, across most currencies.

Our Workplace Benefits™ and Employee Banking & Investing (EBI) platforms offer meaningful solutions to both our business and consumer clients. Through Workplace Benefits, we are a leader in 401(k) plans, stock plans and pensions for our commercial clients' employees. Our EBI program delivers additional workplace benefits and solutions to our corporate and commercial clients' employees, including financial education, banking, borrowing and investing options, as well as — in most cases — access to our award-winning Bank of America Rewards® program, which provides exclusive advantages based on the ways clients save, borrow and invest with us. In 2025, we added 1.8 million eligible employees across 272 companies to the EBI program, growing participation to more than 900 companies with nearly seven million eligible employees since the program's inception. EBI is one of the many ways we connect with both business and consumer clients to meet their financial needs, no matter where on the business or personal spectrum they may be.

Ultimately, we offer clients the powerful expertise of a single team working together, as we seamlessly Deliver One Company — an advantage that few competitors can match. We provide integrated global technology and operations capabilities that enable secure and seamless client experiences worldwide through innovative, resilient and differentiated digital solutions. Because we are built to scale, no matter how many times a client may want to interact with us, our technology enables that without substantial additional costs. Structuring our operations in this way also enhances our efficiency and responsiveness, better aligns us with client priorities and strengthens our ability to manage risk.

We offer clients the powerful expertise of a single team working together, as we seamlessly Deliver One Company.

[1] Based on September 2025 Federal Financial Institutions Examination Council (FFIEC) call reports

Our Board

Everything we do also requires the leadership of a dedicated Board of Directors. I thank each of them for their efforts in helping Bank of America remain strong both today and into the future. I also want to separately acknowledge two longstanding directors who will be retiring from the Board at the 2026 annual meeting — Pierre J.P. de Weck, who joined in 2013, and Linda P. Hudson, who joined in 2012. When Pierre and Linda joined our board, the recovery from the financial crisis was in full swing and they leaned in to help us drive the company. Each has made significant contributions to the oversight of your company and helping us become the powerhouse we are today, and we wish them well in their next chapters.

A perspective on this year's results from our Lead Independent Director Lionel Nowell can be found on page 11, and information about our leadership team is available on pages 16–17.

Empowering those we serve

We continue to emphasize a business model designed to deliver what clients value most, through both integrated, world-class platforms and a balance of high-tech and high-touch capabilities. This approach reflects our belief that long-term, sustainable growth comes from deepening and expanding each client relationship. As we bring our global scale to clients at a local level, the core relationship remains paramount — and delivering consistently excellent service is the foundation of that success.

Developing core relationships

Fundamentally, the basis of every relationship we have — across all of our businesses — is trust. Trust begins when a client chooses us to manage their core operating and transactional accounts. These are not simply a client's primary deposit or cash management account — these are the accounts that a client maintains with their primary financial service partner that enable them to meet their principal business needs and may also address other needs (such as investments, retirement, lending, benefits or payment/transaction services). Our goal is to be that primary partner for each of our clients — and, when a client selects us to play this role, it signals their confidence in our ability to safeguard their financial lives and operations.

Establishing these relationships creates an opportunity for deeper engagement while offering significant value for our clients. We can build on that existing foundation and provide tailored solutions, advisory services and long-term support. For consumer clients, this powers our industry-leading Preferred Rewards® program, which helps reinforce deep relationships within our consumer and wealth businesses. For our Global Banking and Global Markets businesses, being in the primary operating account position helps drive greater client profitability and enhanced capital allocation. And this is designed to benefit shareholders, as we use these core relationships to drive durable profitability, strengthen retention and create collaborative growth opportunities. Organic growth comes from long-term relationships, in part developed by leveraging the lower costs of acquisition and servicing attributable to existing clients.



Core Operating Accounts
Loyalty & Rewards
Deposits & Savings
Payments & Transactions
Investments & Retirement
Consumer Lending
Rewards
Growth
Efficiency
Experience
Innovation
Convenience
Excellence
Brokerage
Advice
Integration
Home
Vehicle
Credit card
Relationship
Loyalty

CORE INDIVIDUAL
transactional accounts



Core Operating, Lending & Trading Accounts
Workplace Benefits
Cash Management
Payments & Transactions
Financing
Strategic Advisory
Financial wellness
Convenience
Global currency
Data insights
Innovation
Security
Global access
Lending solutions
DCM
ECM
M&A
Risk management
Industry expertise
Preferred banking
Retirement

CORE BUSINESS AND INSTITUTIONAL
transactional accounts

Integrated high-tech and high-touch capabilities

We believe that one of the primary reasons consumer and business clients bring their operating accounts to Bank of America—and stay with us—is the strength, convenience and efficiency of our delivery networks for banking and other services we offer. We've spent considerable time and resources on innovating and building capabilities and then optimizing this combination of high-tech and high-touch services. This has enhanced our ability to attract and retain clients' core operating accounts at a low servicing cost, while delivering client satisfaction that we believe strengthens relationships and enhances our brand. We spend nearly $13 billion a year on technology, which allows us to innovate and continuously scale our platforms in a cost-effective way, while simultaneously providing us with data that delivers insight into client needs and behaviors.

Our financial center network is among the most robust in the U.S. We provide unmatched convenience nationwide, serving more than 69 million consumer and small business clients with more than 3,600 retail financial centers and approximately 15,000 ATMs. We offer access to more than 30,000 professionals, either in person or by phone, when it matters most. In addition to opening hundreds of new financial centers in new markets in the last decade, we've renovated more than 3,100 financial centers, with a focus on creating offices and meeting spaces for clients to talk with financial specialists, making state-of-the-art technology easier to access at the front of the centers and ensuring clients have a consistent, modern experience inside every center.

At the same time, our award-winning digital banking capabilities provide approximately 59 million verified digital users with seamless, secure and convenient access to their finances—anytime, anywhere. Nearly four out of every five client households are digitally active, and we see approximately 2.5 billion digital interactions every month.

These hugely scaled and innovative platforms also allow us to drive benefits to the clients by offering lower fees and expenses to them in their daily lives.



Monthly digital interactions by year

2021	2022	2023	2024	2025
1.6B	1.8B	2.0B	2.2B	Approx. 2.5B

Delivering One Company

One of our greatest strengths as an organization is our national footprint. Bank of America achieved the first truly nationwide banking franchise in the U.S. more than 20 years ago. Between our efforts over the past decade and our currently planned expansion efforts, we will truly cover the U.S. across all eight lines of business.

Our nationwide presence offers a unique competitive advantage, as we can continue to service the same clients as they move and develop over time.

- If people grow up and stay and raise a family in their hometown, we are there for them.
- If people go away to college or move to a new city, we are there for them.
- If a company opens a new location across the country, we are there for them.
- If an overseas multinational company opens a U.S. office, we are there for them.



Most importantly, however, all of this takes place using an integrated local team—the key difference being that we provide both a global and a local component. This integrated approach enables us to deliver the full breadth of our capabilities to every client locally, through a robust network of highly coordinated and global delivery teams that are embedded in each community we serve.

This same model also allows us to deliver our capabilities to local clients on a global scale across most large economies in the world. Companies whose businesses or supply chains have grown often require this sort of reach and are well-served by our global payments, technology and operations solutions. And our innovative capital markets capabilities provide tailored global solutions for investors across asset classes, geographies and client segments. We are a recognized leader in providing services worldwide: Global Finance's 2025 Best Global Bank for Cash Management and GlobalCapital's 2025 Global Derivatives House of the Year.

You can find more information about how we deliver locally and globally on pages 28–32.

Driving growth and delivering strong results

We achieved revenues, net of interest expense, of $113.1 billion in 2025, reflecting a balance between net interest income and fee performance across our market-facing businesses, representing approximately 53% and 47% of annual revenues, respectively. Net interest income reached $60.1 billion for 2025, including a record $15.8 billion in the fourth quarter. We drove strong organic growth across our businesses, and income was strong across all four of our business segments. Revenue growth, coupled with good expense management, ultimately drove 2.5% operating leverage (revenue growth rate minus expense growth rate) for 2025. This disciplined expense management included increased investments in our people to drive revenue alongside further investments in technology to enhance efficiency and improve client experiences in using both our physical and digital networks. At the end of 2007, we had approximately 210,000 teammates. In 2008, we made two acquisitions which brought in approximately 76,000 teammates. Today we have more than 213,000 teammates. That is driving productivity — 20 years later, and a much larger company, with the same number of employees.



Total revenues (2021–2025)

2021	2022	2023	2024	2025
$89.1B	$95B	$102.8B	$105.9B	$113.1B

Average deposit balances increased 3% year over year to $1.98 trillion for 2025, reaching $2.02 trillion at December 31. Through year-end, average deposits had grown for 10 consecutive quarters. Average loan and lease balances also increased 7% year over year to $1.14 trillion, reaching $1.19 trillion at December 31, with the growth in our loan and lease balances outpacing the industry. We also saw year-over-year improvements in credit costs and related metrics.

For 2025, our return on average tangible common equity was 14.2%[2] (and return on average common shareholders' equity was 10.6%). We returned approximately $30 billion to shareholders in 2025 through dividends and share repurchases, a 41% increase compared to 2024. In September, we began paying our new higher quarterly dividend of $0.28 per share.

2025 BAC stock performance vs. S&P 500



S&P 500	BAC
16.4%	25.1%

[2] Represents a non-GAAP financial measure. For more information on this ratio and a corresponding reconciliation to the GAAP financial measure, see Supplemental Financial Data on page 70 and Non-GAAP Reconciliations on page 125 of the 2025 Financial Review section.



All of this was accomplished against the backdrop of a complex and dynamic global economic and external environment. Factors like interest rates, inflation, tariffs, geopolitical tensions and regulatory developments all helped to shape the demand for financial services and the operating landscape in which we compete.

We are well-positioned to continue navigating these dynamics in the future. As one of the world's largest consumer lenders and a trusted financial partner to companies of every size, we will keep supporting clients through evolving conditions while maintaining strong credit discipline. We have maintained strong credit discipline, and whether by actual performance in our historical results, the credit characteristics of our portfolio, or our industry-leading results for nearly every year in the Federal Reserve's annual stress tests, you can see that discipline come through.

We remain bullish on the U.S. economy and opportunities during the year ahead. Our research team believes that, based on easing fiscal and monetary policy and expectations of more growth-friendly trade policies, the U.S. economy will experience meaningful growth in 2026, and sees a constructive outlook for the global economy as well. While uncertainties around monetary policy, geopolitical tensions and trade policies continue to shape the environment, we believe that the strength of our balance sheet and the resilience built into our risk framework ensure we are prepared for whatever may lie ahead.

The power of our integrated business model, the strength of our client relationships and the discipline with which we execute both drove our positive results in 2025 and will continue to drive us forward in 2026. Our world-class businesses have unique and differentiated capabilities and benefit from a wide range of competitive advantages. Ongoing investments in technology, including artificial intelligence (AI), will offer additional efficiencies and further enhance our ability to serve our clients. Through our continued investments in sports partnerships, we will have the opportunity to deepen client relationships, connect with teammates, clients and communities in authentic ways, and drive growth and lasting economic impact. In the face of economic uncertainty, we will work to help create opportunity, to provide consumers with the means to make their lives more affordable and enhance their financial well-being, and to deliver Responsible Growth and strong returns for shareholders.

Investing in innovative technologies and strong business systems

We continually invest in technology, which we believe is vital to delivering the capabilities of one company across our eight lines of business and in enhancing the efficiency of our operations. Technology, and AI in particular, will continue to transform employee productivity, strengthen Operational Excellence and drive better outcomes for our clients, while helping to improve returns. Our sustained, long-term investments are designed to ensure our technological capabilities remain a competitive advantage. Over the past decade, we've invested more than $100 billion in technology, and in 2025 we spent over $4 billion on new technology initiatives alone — representing just a part of our total $13 billion technology expenditure for the year.

$4B+
spent on new technology initiatives
in 2025

These investments deliver value both internally and externally and help position us for the future. For clients, it translates into unique capabilities, deeper insights and seamless experiences. For teammates, it helps us streamline processes, enhance productivity and reduce costs — all while improving risk management and operational resilience. Some of the many examples where new technologies are playing a vital role are described in this report.

Deploying artificial intelligence

I often get questions about AI from shareholders, teammates and others. AI is not a new concept at Bank of America, neither is "agentic" activity. We deployed an AI agent (Erica®) in 2018; 20 million people used it in the fourth quarter of 2025 nearly 200 million times. The same technology permits our strong alerts practices with our mobile app, with billions sent in the last year.

Erica is used in our Global Payments Solutions business by a strong part of our client base. We also have deployed AI capabilities to our more than 213,000 employees globally. Our multi-billion-dollar spend on data, our deep commitment to process management and our experience with Erica are allowing us to move quickly to have our teammates be able to do more for our customers <u>and</u> do their jobs more easily.

A few months ago, we launched an AI catalyst program, under a respected corporate leader and with champions across the company. They are listening to our talented teammates, learning from the best practices, engaging with experts outside our company, and driving more and more implementable ideas with real business cases. We are excited to continue to reap the benefits by our employee-led and -engaged process, as our teammates know where best to go. We have many initiatives funded and moving through implementation, in addition to the already deployed capabilities in commercial banking, audit, investment banking, markets and throughout the consumer bank, with many more to come. With the current tool set, as mentioned earlier, we have been able to run on relatively flat headcount from 2007 until today. Just think what is ahead. You can learn more on pages 36–37.

Connecting with our communities through sports

We remain deeply committed to investing in the communities in which we operate. Sport can bring people together while driving growth and lasting economic and community impact. Sport showcases excellence at its purest — driven by ambition, teamwork, resilience and community. By partnering with iconic brands, athletes and events in sports, we can strengthen connections to our communities and connect with teammates, clients and communities — sharing a vision for excellence and a desire to help others achieve life goals. These sports partnerships help to deepen client relationships, build our brand, engage our teammates and create a long-lasting economic impact. They also help forge stronger community ties, expand participation and grow sports for the next generation. I encourage you to read more about our investment in sports partnerships on pages 34–35.





Creating economic opportunity

At the core of everything we do is our conviction that capitalism creates opportunity for our clients, teammates, communities and shareholders. Through capitalism, companies and investors have the resources to drive meaningful progress, because the private sector is uniquely positioned to deliver results at scale and to implement solutions that strengthen both our economy and our society. We can serve our customers, support our employees, strengthen our communities and drive returns for our shareholders — it's simply capitalism done right.

We continued our efforts to help create that greater opportunity worldwide in 2025 in the face of continued economic uncertainty. We're committed to expanding pathways to help our clients and our teammates build stronger financial futures. Our company has long prioritized affordability for our clients. Through offerings like our Advantage SafeBalance Banking® account or our Balance Connect® program that helps prevent overdraft fees and our Balance Assist® program that offers a low-cost solution for clients to manage their short-term liquidity needs, we offer solutions that can be tailored to assist individuals and families to build a financial foundation. Initiatives like the Bank of America Community Homeownership Commitment® — which has assisted more than 56,000 individuals and families since 2019 — and Better Money Habits® — a free financial education platform providing resources on ways to save, plan and manage money — further that commitment to affordability into our communities. The productivity of our business allows us to do this: Drive greater value, which opens opportunity, creates loyalty for our customers and reduces attrition. It is a position unique to our company, and is why we grow in areas where others do not.

Advancing opportunity for all

Affordability and opportunity also frame how we serve our teammates. We believe that when employees have the chance to build long-term financial security for themselves and for their families, it strengthens our company. One of the most important decisions we've taken in recent years was to become a national leader in establishing a minimum rate of pay for U.S. hourly employees. Our announcement in 2025 to raise our minimum

wage in the U.S. to $25 per hour, after steadily increasing over the last several years, reflects our strong commitment to American workers and communities. All of our full-time U.S. employees now earn a minimum annualized salary of more than $50,000, with savings, retirement, equity ownership, and health and wellness benefits that nearly double that amount in economic opportunity for them and their families. The payback has been low attrition and record customer service.

We've also committed to refresh our military hiring commitment, with previous goals completed a couple of years ago. We committed to hire another 10,000 individuals with military backgrounds over the next five years. We also committed to 8,000 new hires from community colleges over the next five years. This will give more people the opportunity to pursue a career at our great company. Internationally, we announced that we would expand Global Operations to Belfast, Northern Ireland, to help build a resilient, globally integrated operations network to support our clients.

Through our workforce development strategy, we continued to drive economic opportunity in the communities we serve and help individuals improve their financial lives. We play a leading role convening organizations focused on job creation to drive economic growth and prosperity in our communities, partnering with local employers, nonprofits and community colleges across our 97 markets in the U.S. Through these partnerships, our efforts helped support employers in meeting their hiring needs and connected individuals with pathways to livable wage jobs. In 2025, we invested nearly $40 million in over 730 workforce partners, leading to more than 90,000 individuals securing external jobs through community colleges and nonprofit training programs.

None of these efforts are separate from our business. Instead, they reflect one of the many ways we're working to grow responsibly. These initiatives support the communities where we live and work and help create long-term value for our shareholders.

Supporting our teammates

We're committed to delivering for our teammates, and we remain focused on investing in their physical, emotional and financial well-being. We offer comprehensive plans and options to our teammates, with a focus on wellness, prevention, access and affordability, including industry-leading parental leave and elder care. All this redounds for the benefit of our shareholders by our engaged and low-attrition team.

For example, as part of our commitment to supporting teammates' long-term savings and financial well-being, for the ninth consecutive year we implemented additional grants under our companywide Sharing Success stock ownership program, enabling them to share in our long-term success. We will also ensure that teammates can maximize the benefit of the new federal child savings initiative, the Section 530A "Trump Accounts." We plan to match the government's $1,000 pilot contribution for all eligible children of U.S. teammates born from 2025 through 2028, and will also offer those teammates the ability to make pretax payroll contributions to those accounts.

Approximately

96%
of teammates received Sharing Success stock awards in 2025

We also continue to offer a wide range of other programs to help teammates achieve financial confidence and security. Those include our tuition assistance and academic support program — with more than 6,500 employees benefiting from over $21 million in support in 2025 — and counseling on financial planning and enrollment in our 401(k) plan.

We strongly believe that emotional wellness is a key driver of both overall health and workplace effectiveness. Providing access to education, benefits and resources that prioritize mental health is a vital part of ensuring that Bank of America remains a Great Place to Work.

We offer many best-in-class benefits and programs to help our teammates manage challenges in their work and personal lives. Resources include providing eligible employees with virtual access to licensed therapists and behavioral health specialists, and we help ensure that this care is accessible, confidential and responsive to individual circumstances. We also deliver educational materials to raise awareness of, and help reduce any stigma around, mental health.

Please read more about how we invest in every aspect of teammate wellness in our Human Capital Management Update on pages 40–51.

Responding in moments that matter most

We also offer direct support to those who need it in challenging times. We help teammates care for their loved ones by offering flexible, family-based support through our Child Care Plus® program, which offers eligible employees reimbursement to help with childcare costs, and by providing up to 50 days of back-up care for children or adult dependents of eligible U.S. employees during each calendar year. And our Life Event Services (LES) team has supported nearly 735,000 employee cases since its inception in 2014. The LES team has more than 140 internal specialized consultants across more than 10 locations who support teammates in their most critical moments through personalized connections to expert resources and benefits.

Whether it is coping with the aftermath of a natural disaster or navigating a situation that demands long-term support, these events rank among the most difficult challenges that many will ever face. We know it is critical to be there for all of our stakeholders in times of crisis. We have decades of experience responding to events around the world, and we provide direct and immediate support, expertise, capital and ongoing connections to help respond when and where we can.

One of the biggest challenges that those in our communities may encounter is situations that require long-term assistance. In the fourth quarter of 2025, we announced a $250 million commitment over the next five years to support families and individuals experiencing food insecurity and other basic needs in communities across the U.S. This builds on our longstanding support in this area, as we currently provide annual philanthropic funding to more than 1,000 organizations that focus on combating hunger and related needs and help with the affordability issues they feel.

The January 2025 wildfires in Greater Los Angeles were among the costliest in U.S. history, destroying more than 50,000 acres and 13,000 homes, and affecting 1,900 small businesses. We offered significant contributions to long-term recovery efforts over the course of 2025, including directing more than $4.3 million in

philanthropic relief, setting up two mobile financial centers and an ATM to restore banking access, and providing support to impacted clients and teammates. We continue to lead recovery efforts through a variety of initiatives — I encourage you to read more about these efforts in Greater Los Angeles on pages 30–31.



Another major cause of damage to life and property worldwide is flooding, where the impact can be felt for years afterward. In 2024, Hurricanes Debby, Milton and Helene caused significant flooding on the west coast of Florida and in Western North Carolina, respectively. We continued to support disaster relief in both regions in 2025. In September 2025, we announced $12 million in zero-interest loans to Community Development Financial Institutions to support homeowner recovery and small business assistance in Western North Carolina. This built on previous support, including a $3 million donation to organizations providing hurricane relief for support in the immediate aftermath of the storm.

More recently, a fire in a Hong Kong residential complex last November caused tragic loss of life and brought profound hardship to many families. We committed $1 million in philanthropic support to the Tai Po fire relief effort, worked with nonprofit partners to provide shelter, clothing, food and other essentials, and are collaborating with community leaders to support families longer term.

Continuing to grow

This past November, we had the opportunity to showcase our company at our 2025 Investor Day. That was a great opportunity to tell everyone who participated — more than 100 equity and fixed-income investors, research and rating agency analysts, with thousands more participants joining virtually — about how we've been executing against our business strategies and driving growth around the world, how we've been investing in the future, and the value that we've been working to unlock to ultimately yield greater returns for our clients, our teammates, the communities in which we operate and our shareholders. Our team is committed to the medium-term goals set forth and is making good progress here in 2026.

As we think about these goals, we also look forward to the continued fine-tuning of regulation to reduce the overreach that resulted from too much micro-regulation and a focus on immaterial risks. This should provide capital ratio relief, and a focus on materiality, both of which are good for the American economy and for our company.

The foundation that underpins everything that we discussed at Investor Day — and in this Annual Report — is Responsible Growth, which drives how we serve clients, manage risk, and Deliver One Company for our clients, teammates and communities. Responsible Growth helps us deliver solid results in any environment and has instilled a culture of durability in our franchise. We must continue to grow, and we can do it responsibly.

On behalf of our Board of Directors, the Executive Management Team and all of my teammates, thank you for investing in Bank of America.

Brian Moynihan
March 23, 2026

A letter from Lead Independent Director Lionel Nowell



As I reflect on my 13 years of service as a member of the Board of Directors of Bank of America — including the past five as Lead Independent Director — I am continually impressed by the consistency and resilience of our company's performance. Each year brings its own changes and challenges, yet year after year, Bank of America delivers for you, our shareholders, as well as for our clients, teammates and communities. In 2025, that was once again the case.

For more than 15 years, Brian has capably guided Bank of America, providing strong, steady leadership and strategic direction. Together with our senior Management Team, he has embedded Responsible Growth as the foundation on how we manage our businesses. Its four tenets — grow and win in the marketplace; grow with a customer-focused strategy; grow within our risk framework; and grow in a sustainable manner — remain central and guide every aspect of our work. And, the company's ability to improve the solid returns delivered over the past year reflects the discipline and emphasis that the Board, senior Management Team and our more than 213,000 Bank of America teammates bring to this approach every day. We continue that work as we focus on achieving even higher returns, as we laid out at the company's recent Investor Day.

Over the past year, the Board has maintained its ongoing focus on enterprise risk management, human capital management and long-term strategic planning. We meet regularly with Brian and the senior Management Team to evaluate performance and assess emerging risks and opportunities. Whether we're considering external factors, such as evolving market conditions, or internal initiatives, such as technological innovation and the continued enhancement of our AI capabilities, our goal is to ensure Bank of America remains a source of strength, stability and responsible leadership.

As independent directors, we are committed to bringing thoughtful and objective oversight to our governance of the company. We regularly engage with shareholders to better understand your perspectives, priorities and expectations. These conversations reaffirm the importance of strong governance, disciplined execution and long-term thinking — qualities that remain hallmarks of Bank of America's approach.

We are proud of the progress the company has continued to make on behalf of all our shareholders. I encourage you to read this year's Annual Report and the 2026 Proxy Statement to learn more about the strength, discipline and consistency of the company's performance.

Thank you for your continued investment and trust. We remain committed to delivering sustainable long-term value for you, and for all those we are privileged to serve.

Sincerely,

Lionel Nowell III
March 23, 2026

Bank of America: Reflecting on America's history at 250 and your company's role

Bank of America sponsored the recent Ken Burns documentary, "The American Revolution," a careful retelling of the story of the Revolutionary War that led to America's founding as an independent nation. Celebrating America's position as the largest, most successful economy in the world and now, a 250-year democracy, causes me to reflect on our company's path to today, which follows the path of America's success.

Today, our Charlotte, N.C.-headquartered company is the company, your company. That entity developed from many mergers and acquisitions through the years, including one in 1998 that resulted in our current name. We are made up of literally thousands of companies, merged into our current company or its predecessors across 240 years of history. Each of those companies had its own proud history when it joined Bank of America. In our company, we refer to "predecessor" or "legacy" companies to delineate those many wonderful tributaries that give rise to the great river that Bank of America is today.

Before we get to the United States, one could ask how Bank of America became so active around the world. We now serve 90 global markets. Our global expansion began many years ago as America's reach and influence expanded. We grew by helping America's entrepreneurs and business owners as they pursued their global ambitions. We followed our government when it needed us to open new markets or rebuild after global conflicts.

A few examples:

- In 1917, we opened in Argentina to support the wool trade. American industrial companies created clothing, and others had goods to support its growth.

- In 1931, we opened in Great Britain following the U.S. emergence as a creditor nation during World War I.

- In 1947, we opened in Japan at the request of the occupying U.S. government, the first bank to do so. We were needed to lend to shipping companies to restart their postwar economy.

- In 1947, we opened in Brazil during its early democratic period to help trade flow between our two countries.

- In 1952, we opened in India to help the country develop its economy so it could fully expand following its prior British rule.

- In 1953, we opened in France, well positioned to support the continuing reconstruction of Europe following the success of the post-war U.S. Marshall Plan.

- In 1972, we established our Middle East headquarters when we entered the just-formed United Arab Emirates to help U.S. companies develop the region's resources.







1784
Establish The Massachusetts Bank, our earliest legacy institution and the second privately owned commercial bank in the U.S., helping expand access to global trade

1814
Help finance the reconstruction of Washington, D.C., contributing to national recovery during and after the War of 1812

1817
Help finance New York's Erie Canal and early railroad development, connecting Midwest communities with East Coast markets and fueling economic growth

1847
Expand westward through St. Louis, Chicago, Little Rock, Ark., and Oklahoma City to support emerging frontier communities and expansion

1863
Lead early adoption of the unified U.S. currency created by the National Currency Act, strengthening trust and consistency in the national financial system

In each of these, and many more cities around the world (throughout Europe, the United Kingdom, Hong Kong, etc.), we entered countries abroad to help America's companies and government be successful. Economies and trade were expanding, and American capitalism was helping drive that growth. And Bank of America was there.

Nowhere was our role more intertwined with the growth and development of a nation than here in America. America was, and is, an idea, expressed by our Founding Fathers. That idea was a convening thought: it was not born of a single group of people, a single geography, a single inheritance of leadership (as in a monarchy) or of a structure (landed gentry). Our country was born, as we all learned in school, of the ideas of freedom of speech, religion, press and, importantly, it was born of meritocracy. No longer would title or birth order guarantee position. Popular democratic elections would define representation. Work, entrepreneurship, academic pursuit, innovation, physical might, risk-taking — all or any of those would define your success. These were radical ideas at the time. Of course, at times we fell short of those ideals — the issues of slavery, the rights of indigenous people, the lack of voting for women — and those were addressed and squared with the ideas of the founders. As I write this letter over the Presidents' Day weekend, I think of Abraham Lincoln's reminder on the eve of the Civil War that our Constitution was established, as stated in its preamble, "to form a more perfect Union." America, since its beginning, has been an idea that we continue to perfect — it is a land where any individual has the opportunity to do and be, what, and who, they choose.

The Revolutionary War was fought with cobbled-together resources by volunteers, militia and conscripts, freed slaves and indigenous people. The new aspiring nation formed alliances with foreign governments. It was a civil war, as colonists fought for the crown as loyalists. But in the end the war was over, and America was liberated from British rule. Yes, liberated, but at the same time, cut off from its mother country, which had provided capital and know-how and infrastructure for the colonies' pre-war success. And what did America need? Its businesses, its farmers, its municipalities and states needed capital to invest to rebuild and to grow our new country.

Bank of America's oldest legacy institution, The Massachusetts Bank, was formed in 1784, one year after the Treaty of Paris ended the war. The following quote from the original proposal for the capitalization of the bank stands the test of time:

Taught by the experience of many Nations that well regulated Banks are highly useful to Society, as they promote Punctuality in the Performance of Contracts, increase the Medium of Trade, facilitate the Payment of taxes, prevent the Exportation of, and furnish a safe Deposit for Cash, and in the way of Discount, render easy and expeditious the anticipation of Funds at the Expense only of common Interest; whilst by the same Means they advance the Interest of the Proprietors.



1874

North Carolina holding company forms that becomes the foundation for our company



Many War Stamps Sold In Bank Lobby
Our Thrift Stamp Girl

1914

Help stabilize the U.S. economy during World War I and later expand abroad, opening in the United Kingdom in 1931 as the U.S. became a global creditor



1914

Found Charles E. Merrill & Co. in New York City, helping more Americans participate in the growing world of investing



1917

Expand operations in Argentina to support the wool trade, fueling American industrial growth



Bank of America
A CONSOLIDATION OF
BANK OF ITALY
AND
BANK OF AMERICA

1930

Bank of Italy, founded in San Francisco in 1904, adopts Bank of America name, reflecting our focus on serving individuals, families and businesses across the country

The bank formed and its customers and depositors were familiar names like Hancock. They and others deposited their excess capital in the bank and your company lent that money to those who needed it to help them grow and build a new nation. From our country's earliest days, we supported those communities. We have supported the development of American capitalism. We did what a bank does — help its customers and clients grow.

As America expanded, it needed more sources of capital in every community to grow, to prosper, to flourish. Bank of America's legacy banks formed in communities around the new country, and were there every step of the way as those communities filled out our nation.

Our New England franchise, including Rhode Island in 1791, Connecticut, New Hampshire and Maine, all formed early on. New York, Philadelphia and New Jersey trace back to early days of our country. Our North Carolina company (again the surviving company of all the legacy banks) was formed to help provide local financing to the expanding southern industrial economy more than 150 years ago. Funds from afar were not sufficient or readily available and local banks formed to help needed factories get built in their communities. Throughout South Carolina, Florida and Georgia, our company similarly funded the change from agrarian society to industrial society. Our Washington, D.C.-based company grew quickly as the federal government expanded. Our Texas company helped the region's resource boom get funded. In St. Louis, Chicago, Little Rock and Oklahoma City, our legacy banks helped fund the growth of the Midwest and West as America expanded. We helped river trade and the flow of goods. Similarly, as the West grew, the Pacific Northwest bank started. And generations of school children learned the story of A.P. Giannini and his Bank of Italy — later changed to Bank of America (our name today) — and the support we gave to the victims of the great San Francisco earthquake and fires of 1906.

Companies that are now Bank of America provided funding for the Erie Canal, the Golden Gate Bridge and the American government's requirements for the War of 1812, World War I and World War II, as well as many other national priorities. We helped form the national currency. As the needs of capital for our clients exceeded the banks' capacity, Merrill Lynch formed to raise capital. U.S. Trust formed to develop access to investing and pioneered trust banking more than 170 years ago. We even funded some of America's great cultural touchpoints, including the film "Gone with the Wind" and Disneyland!

Most importantly, we have helped local citizens grow their local economies.

What is important for your company is not **where** our companies that formed today's Bank of America started, but **why** they started. They sprang up through the agreements of business leaders in local communities to help those communities and our country grow and prosper. We operate









I invest my time and I invest my dollars!
Bank of America

BANK OF AMERICA
NT & SA

India
VIA BANK OF AMERICA
TRAVELERS CHEQUES
money only you can spend

1932

Finance construction of the Golden Gate Bridge, transforming regional economic development and increasing mobility for millions of people

1940

Expand financial services to support national wartime efforts during World War II

1947

Open Japan's first post-war U.S. bank office, helping local industries rebuild and reconnect to global markets

1947

Begin operations in Brazil to strengthen trade and support growing economic partnerships across the Americas

1952

Enter India to help advance national economic development and modernization

the same way today: By taking the excess funds deposited with the bank for safekeeping and making loans to help the entrepreneurs in our communities grow.

Whether it was private citizens, governments or companies of every size, in communities across our growing country, Bank of America was there to help capitalism flourish. We were there to help foster the interdependent relationship between capitalism and democracy. For the 250 years of the American idea in action, the activities of countless individuals, families, farmers and other small businesses, large institutions, governments at every level, the opportunities provided by capitalism — a financial return on labor through wages, and on capital and investments, interest on your idle funds, facilitating investments in bonds to build infrastructure, making loans to entrepreneurs to grow their businesses — helped build our country we have today.

Opportunity and democracy go together. There have been setbacks and obstacles at times. It is important that we always strive to ensure equal access to those opportunities for everyone. America's success, and the many ways America has helped drive the economic success of the world, is demonstrative proof of the need for both capitalism and democracy. America's growth and success were not assured when independence was declared in 1776, and were still not assured when the Treaty of Paris, which ended the war and recognized American independence, was signed in 1783. But succeed America did, and the intertwined ideas of democracy and capitalism have been the drivers.

Your company has been there from the start, and we have followed and helped America's development around the world. We continued to do so in 2025. You can see this demonstrated throughout this Annual Report.

My more than 213,000 teammates and I are mindful of the very important role we play to continue to deliver on the promise of helping America and capitalism thrive. Today we do that in 97 distinctly organized local markets across America. We do it in the 90 global markets where we operate around the world, helping our great American companies and America be successful. We are proud of that service to our clients and customers, to our communities, to our shareholders and to our country. We are proud to have provided capital to help America realize the idea that America is and remains. We will be proud to help America succeed in the future.

My more than 213,000 teammates are ready.

So America, what would you like the power to do?



Brian Moynihan


man-on-the-spot in Paris
BANK OF AMERICA


Bank of America


WHAT'S THAT?
Go shopping with just one credit card?
BANK OF AMERICA


WE THE PEOPLE
Gold in the Persian Gulf



1953

Open operations in France to support Europe's ongoing post-war reconstruction following the success of the Marshall Plan

1955

Finance the construction of Disneyland in Anaheim, Calif., which opens with a fully functioning Bank of America financial center on Main Street

1958

Introduce BankAmericard, expanding financial inclusion by giving consumers a new, secure way to pay for goods and services and manage credit

1972

Establish Middle East headquarters in the newly formed United Arab Emirates to foster regional development

Read on in the Annual Report to find out more about how we continue our legacy of innovation and impact today

Board of Directors

Our Board of Directors sets the tone at the top by overseeing our corporate strategy. In addition, the heads of our eight lines of business, and key leadership for International and our enterprise control functions, make up our Executive Management Team.

Brian T. Moynihan
Chair of the Board and
Chief Executive Officer

Lionel L. Nowell III
Lead Independent Director

Sharon L. Allen

José (Joe) E. Almeida

Pierre J.P. de Weck

Arnold W. Donald

Linda P. Hudson

Monica C. Lozano

Maria N. Martinez

Denise L. Ramos

Clayton S. Rose

Michael D. White

Thomas D. Woods

Maria T. Zuber

Executive Management Team

Brian T. Moynihan
Chair of the Board and
Chief Executive Officer

Alastair M. Borthwick
Executive Vice President and
Chief Financial Officer

Jeffrey Busconi
Head of Corporate Strategy &
Operational Excellence

Hari Gopalkrishnan
Chief Technology &
Information Officer

Kathleen A. Knox
President, The Private Bank

Bernard A. Mensah
President, International

Thong M. Nguyen
Vice Chair, Head of Global
Strategy & Enterprise Platforms

Tom M. Scrivener
Chief Operations Executive

David C. Tyrie
President, Marketing, Digital,
and Specialized Consumer
Client Solutions

Raul A. Anaya
Head of Local Markets
Strategy and President,
Greater Los Angeles

Len Botkin
Chief Audit Executive

James P. DeMare
Co-President, Bank of America

Geoffrey S. Greener
Chief Risk Officer

Matthew M. Koder
President, Global Corporate
& Investment Banking

Sharon L. Miller
President, Business Banking

Holly O'Neill
President, Consumer,
Retail and Preferred

Wendy H. Stewart
President, Global
Commercial Banking

Soofian J. Zuberi
President, Co-Head,
Global Markets

Dean C. Athanasia
Co-President, Bank of America

Sheri B. Bronstein
Chief People Officer

Paul M. Donofrio
Vice Chair

Lindsay Hans
President, Co-Head,
Merrill Wealth Management

Denis Manelski
President, Co-Head,
Global Markets

Lauren A. Mogensen
Global General Counsel

Eric A. Schimpf
President, Co-Head,
Merrill Wealth Management

Bruce R. Thompson
Vice Chair, Head of
Enterprise Credit

OUR EIGHT LINES OF BUSINESS

RETAIL BANKING

Serves mass market consumers with a full range of financial products and services through award-winning digital banking capabilities, backed by the expertise of our financial center teams.

PREFERRED BANKING

Provides personalized solutions, valuable rewards, and advice and guidance for clients with more complex banking, borrowing and investing needs through a nationwide financial center network and award-winning digital capabilities.

MERRILL

Serves high-net-worth and ultra-high-net-worth individuals, businesses, institutions and organizations. Anchored in financial planning, our relationship-managed, digitally enabled approach helps individual investors and their families achieve their financial goals through investing, banking and lending solutions — supported by our industry-leading online brokerage platform.

THE PRIVATE BANK

Serves ultra-high-net-worth individuals, families and institutions. Client teams deliver customized wealth management solutions through specialized expertise in wealth strategy, trust and estate planning, investment management, banking, specialty lending and philanthropy.



CONSUMER BANKING

GLOBAL WEALTH & INVESTMENT MANAGEMENT

Delivering One Company

We go to market through our eight lines of business, each designed to serve specific client groups with tailored, differentiated models — enabling us to collaborate by sharing insights, coordinating strategies and providing an integrated experience for individuals, businesses and institutions.

BUSINESS BANKING

Serves more than 3.4 million businesses with annual revenues up to $50 million, delivering advisory and banking solutions, including credit, deposits and treasury, merchant services, trade and foreign exchange through local expertise and digital leadership.

GLOBAL COMMERCIAL BANKING

Serves middle-market companies with revenues of $50 million to $2 billion across all major industries, delivering the full breadth of the company's capabilities — treasury, lending, leasing, advisory services, debt and equity underwriting, employee banking and investments, workplace benefits and digital solutions, including the award-winning CashPro® platform.

GLOBAL CORPORATE & INVESTMENT BANKING

Provides investment banking advisory, underwriting and distribution services to companies of all sizes around the world and across all major industries. Offerings include financing, deposit and other treasury services globally to corporations with revenues of more than $2 billion in the U.S. and more than $1 billion internationally.

GLOBAL MARKETS

Provides services across the world's debt, equity, commodity and foreign exchange markets. This includes liquidity, financing, hedging strategies, industry-leading insights, analytics and competitive pricing to clients consisting of asset managers, hedge funds, pensions and insurance, corporates, governments and other financial institutions.



GLOBAL BANKING

GLOBAL MARKETS



Retail Banking

Led by: **Holly O'Neill**

Offering a wide range of products and services to mass market consumer clients.

Empowering clients to build a strong, healthy financial future

In Retail Banking, we provide mass market clients with simplified solutions and high-tech delivery, building deep relationships and fueling future growth.

More than 60% of new clients begin their Bank of America experience in Retail Banking. Our award-winning digital capabilities, combined with the expertise of our financial center teammates, empower clients in every step of their financial journey as they budget, spend, save and borrow to meet their goals.

Helping clients develop their financial foundation

Whether clients are new to banking or planning for the future, we offer personalized solutions for every life stage. Among our deposit clients, 92% choose us for their primary account, which is the anchor of our client relationships. Our product suite includes:

- **Bank of America Advantage SafeBalance Banking®**, which helps avoid overdraft fees
- **Bank of America Advantage SafeBalance Banking® for Family Banking** for parents to give their children hands-on money management experience with oversight
- **Balance Assist®**, a low-cost solution to manage short-term liquidity needs
- **Balance Connect®** for overdraft protection
- **Keep the Change®** to build savings automatically on debit purchases
- **Unsecured and secured credit cards** to best fit client needs, including lower interest rates and rewards

We added approximately 680,000 net new consumer checking accounts in 2025, completing 28 consecutive quarters of net growth.

Elevating the client experience through digital

Our award-winning digital capabilities — including our innovative artificial intelligence-powered tools — are designed to make banking easier and more convenient. In 2025, more than 49 million consumer and small business clients used our digital platforms, interacting with our virtual financial assistant Erica® more than 693 million times and transacting nearly 1.8 billion payments through Zelle®.

These solutions also put critical insights at teammates' fingertips. EricaAssist seamlessly consolidates information from multiple systems, helping teammates anticipate client needs and deliver tailored solutions.

Making our communities stronger

Our Community Homeownership Commitment® helps homebuyers thrive through the power of affordable homeownership. Since 2019, we've funded approximately $15 billion in home loans and more than $600 million in down payment and closing cost grants, assisting more than 56,000 individuals and families. We also offer our free Better Money Habits® financial education platform and free financial coaching through our relationships with nonprofits, including Operation HOPE and Navicore Solutions.

Our advanced digital solutions, paired with exceptional client care and a full range of products and services, are why millions of clients trust us with their financial health and well-being.





Preferred Banking

Led by: **Holly O'Neill**

Delivering a full suite of banking, borrowing and investing solutions tailored to support the financial needs of mass affluent clients.

Supporting clients with personalized solutions designed to meet their complex financial needs

In Preferred Banking, we offer mass affluent clients a suite of banking, borrowing and investing solutions to support every stage of their financial journey.

Delivering a digital-first plus advice client experience

We help clients and small businesses thrive with tailored solutions, rewards and expert financial guidance. With award-winning digital capabilities and access to more than 30,000 professionals — in-person at more than 3,600 financial centers or by phone — we combine high-tech innovation with high-touch service. Looking ahead, we're continuing to use artificial intelligence to better serve clients and drive future growth.

Investing in financial centers to deepen client relationships

Our financial centers remain a cornerstone of client service with 9.3 million appointments each year. We're investing in modern, welcoming spaces that combine access to personal expertise with cutting-edge technology, creating destinations that strengthen relationships.

Since 2016, we've opened more than 450 new locations and renovated over 3,100 financial centers — enhancing our presence in existing markets while also entering new ones, including opening more than 210 financial centers in 12 U.S. markets. In 2025, we celebrated our expansion into Boise, Idaho, and plan to open financial centers in additional markets, including Alabama, Louisiana and Wisconsin, through 2028.

Empowering clients with end-to-end financial solutions

We deliver comprehensive financial solutions that evolve with our clients' priorities — from flexible checking and savings options to mortgage and lending solutions for personal and small business needs.

For clients focused on building wealth, we offer innovative platforms and personalized strategies:

- **Merrill Edge® Self-Directed**, an online platform with tools, insights and guidance for those who want to take control of their investing
- **Merrill Guided Investing (MGI)**, a goals-based advisory program with professionally managed portfolios, plus the option to work directly with one of our more than 2,600 financial advisors through MGI with Advisor

Consumer investment assets reached $599 billion in 2025 — up 16% from 2024 — with client accounts growing to more than four million.

Providing financial wellness to clients and their employees

Our Employee Banking & Investing (EBI) program offers workplace benefits and solutions to help corporate and commercial clients meet their employees' financial needs. In 2025, EBI added 272 companies for a total of 905 companies and 6.9 million eligible employees.

Rewarding client loyalty

Preferred Rewards® — our industry-leading loyalty program for consumer, wealth and business clients — has 11.4 million members and a 99% retention rate, and delivers an average of $500 in annual rewards per client.

We will continue to execute on our targeted growth strategy and build on our culture of excellence to help drive relationship deepening and growth.





Merrill

Led by: **Lindsay Hans** and
Eric A. Schimpf

Empowering high- and ultra-high-net-worth individuals, families and businesses to achieve their unique wealth management goals through financial planning.

Serving high- and ultra-high-net-worth individuals, families and businesses with comprehensive wealth management services and solutions

Merrill is built on the strength of enduring advisor-client relationships. We serve as trusted partners, delivering holistic advice that helps clients navigate financial complexities and achieve their wealth goals.

Our planning-based approach begins with understanding our clients' priorities. Merrill advisors draw on insights and strategies from the Chief Investment Office and BofA Global Research, along with access to our premier investing, banking and lending platforms. For example, we design and customize innovative investment strategies and solutions, often in collaboration with leading asset managers. This enables our advisors to deliver personalized, high-touch service to clients in approximately 100 U.S. markets with Merrill advisors.

Meeting client needs while driving growth

We contributed strong results in 2025 by adding approximately 18,000 net new client relationships and growing client balances to nearly $4 trillion. Clients continued to place their trust in us to manage their assets through our Merrill Lynch Investment Advisory Program, leading to more than $1.7 trillion in fee-based assets under management (AUM). We also curated specialized investment solutions to enable customized access for our clients, resulting in 17% year-over-year revenue growth in alternative investments. Additionally, we deepened existing relationships by delivering the full breadth of Bank of America's capabilities to Merrill clients — loan balances grew 9% year over year to $163 billion in 2025, and 54% of Merrill clients now have a Bank of America checking or savings account.

Leading the industry

In 2025, Merrill had the most advisors on 10 industry recognition lists.[1] We're also proud of how our clients rated us in 2025 — 95% were satisfied with their advisors.[2] And we continue to invest in the future, supporting approximately 2,400 trainees in 2025 who represent the next generation of Merrill advisors in our comprehensive training program.

Engaging digitally

Digital innovation is transforming how we work. At year-end, 86% of Merrill households were digitally active. In addition, artificial intelligence-powered tools embedded in our platforms help us search, summarize and generate content more efficiently, to give us more time for deeper client conversations.

Combined with the power of Bank of America's full capabilities and access, Merrill is well-positioned to continue offering exceptional value to clients.

[1] This material is subject to important disclosures on the last page of this report.
[2] Survey results are from participating clients in the Merrill Client Satisfaction Survey through year-end.





The Private Bank

Led by: Katy Knox

Delivering personalized, scalable wealth management solutions — including wealth strategy, philanthropy, investments, custom lending and treasury services — to meet the evolving needs of ultra-high-net-worth clients.

Delivering customized wealth management solutions for individuals, families and institutions

The Private Bank's expertise in wealth strategy, trust and estate planning, investments, banking, specialty lending and philanthropy is delivered across 73 U.S. markets by exceptional client teams and award-winning digital platforms.

The Private Bank serves the complex wealth management needs of its clients with industry-leading, diversified capabilities.

In 2025, we added approximately 1,600 net new client relationships,[1] ending the year with $759 billion in client balances and $4.2 billion in revenue. We grew by enhancing our presence in strategic markets, deepening enterprise partnerships, attracting and developing top talent in the industry, and investing in our platform.

Expanding our presence in strategic markets

We're growing in key markets with high concentrations of wealth, including California, Texas, South Florida, Boston and New York City. In 2025, we added 145 client-facing teammates, including 55 advisors, who drove more than $1 billion in new balances each quarter. We continue to invest in these markets and others to drive new growth.



[1] Represents The Private Bank clients with more than $3 million in total balances

Strengthening partnerships

A key part of our strategy is leveraging the power of enterprise partnerships to deliver the full capabilities of Bank of America to each relationship. Collaborating with other lines of business on referrals is central to our client-focused growth strategy and has led to nearly $50 billion in new client balances over the past six years.

Building high-performing teams

We continue to attract top talent and build skilled, experienced teams ready to serve clients today and in the future. We invest in early career talent, with approximately 300 teammates participating in our analyst development program since 2018. To retain experienced talent, we provide role-specific development programs that support professional growth at every career stage.

Investing in our platform

We're enhancing the client experience and boosting team productivity through investments in modern platforms, data and artificial intelligence. This technology is designed to deepen our understanding of each client relationship and streamline daily work for our teams. In 2025, 93% of clients were digitally active, reflecting strong adoption of our digital banking tools.

Looking ahead, our client-focused strategy and continued investments in people, partnerships and technology set a strong foundation for continued growth.



Business Banking

Led by: **Sharon Miller**

Serving U.S.-based business clients with revenues up to $50 million through locally based client teams and partners.

Providing businesses at all stages with banking, wealth and workforce solutions

Business Banking serves more than 3.4 million businesses, ranging from startups to $50 million in revenue, across our 97 local markets.

Business Banking strives to deliver value to clients through holistic and high-tech, high-touch relationships. Small to mid-sized businesses are essential to the U.S. economy, and we connect clients to all Bank of America has to offer, including wealth management and workforce solutions from Merrill, The Private Bank and Workplace Benefits™.

Delivering Responsible Growth

Bank of America serves more than 3.4 million businesses, including more than 20,000 mid-sized businesses. We ended 2025 with $198.2 billion in average deposits, $39.9 billion in average loan balances and $8.1 billion in revenue.



Providing access to capital for small businesses

We've been the No. 1 small business lender for 18 consecutive quarters, according to FDIC data.[1] In our 2025 Business Owner Report, 83% of small and mid-sized business owners surveyed said they expect to seek funding in 2026. As the leading lender, we focus on solutions that can meet our clients' needs and evolve as their business grows. We do that through all channels — online, on the phone and in person with bankers who are local to where our clients live and work.

Deepening client relationships with tailored solutions and digital tools

In 2025, we launched a redesigned digital experience, centered around our flagship offerings Business Advantage 360 and CashPro®, providing customized, needs-centric solutions to clients from local startups to large multinational institutions. We also redesigned bankofamerica.com to simplify self-service tools. Our clients experienced this enhancement as they engaged in a record 36% of new product sales online.

Unifying our client relationship management system helps bankers have a complete view of a client's relationship with us. These investments make it easier for clients to connect with us and share how we can help them succeed. Across Business Banking, we leverage artificial intelligence in an effort to better anticipate client needs, deliver innovative insights and provide reliable, personalized solutions that empower smarter financial decisions.

In 2025, client satisfaction reached 89% and small business client adoption of our digital tools was 92%.

Our team will continue to focus on strengthening client relationships and expanding our market presence by delivering tailored solutions and innovative tools that help businesses succeed.

[1] Consecutive quarters through Q3 2025



Global Commercial Banking

Led by: **Wendy Stewart**

Serving middle-market companies locally and globally across all industries by delivering the company's full capabilities, including treasury, lending, leasing, advisory, underwriting and digital solutions.

Helping companies thrive in an ever-changing environment

Global Commercial Banking is an industry leader, delivering advice, guidance and integrated financial solutions to North American companies and international subsidiaries with revenues between $50 million and $2 billion.

Our tailored advice, customized solutions, exceptional service and seamless experiences help position us as trusted partners to the companies that fuel the economy. Our approach focuses on understanding client needs and delivering insights to help companies at all stages prosper and grow.

Serving more than one in five middle-market companies[1] and one-third of Fortune 1000 companies, our team is organized by both geography and industry, bringing deep expertise across sectors, including aerospace and defense, auto dealerships, commercial real estate, healthcare, higher education, not for profits, restaurants and technology.

Our global footprint aligns to where our clients operate, enabling local teams to help businesses navigate across borders, scale operations and unlock growth opportunities.

Driving growth through solutions and partnerships

Designed to help companies solve challenges, increase efficiency, reduce fraud and drive growth, our suite of solutions spans cash flow optimization, risk management, growth financing, equity and debt markets, and mergers and acquisitions.

Dedicated bankers coordinate strong partnerships across our company — including Merrill, The Private Bank, Workplace Benefits™, Global Corporate & Investment Banking and Employee Banking & Investing — to help deliver holistic solutions and to meet the financial needs of companies as well as their workforces.

Our approach and consistent execution in 2025 resulted in year-over-year deposit growth of 11% to $215 billion, loan growth of 1% to $198 billion and total revenue of $8.8 billion.

Investing in client-focused innovation and unique expertise

Our coverage model combines the expertise of our bankers with innovative digital solutions to enhance the client experience. By utilizing artificial intelligence-enabled meeting preparation capabilities, our bankers have the tools to deliver timely, actionable insights that strengthen advisory conversations and deepen client relationships.

Eighty-six percent of our clients are digitally active,[2] and CashPro®, our digital platform, is transforming the way businesses operate. Our clients rely on CashPro to manage working capital globally, drive cash forecasting, access virtual servicing through CashPro Chat and gain strategic insights informed by real-time analytics.

Our expertise expands beyond traditional industries, and our focus on high-potential emerging companies in the technology, healthcare and sustainability-focused sectors, as well as our capabilities in family enterprises and professional sports, helps accelerate growth.

Delivering future growth

Powered by a talented team, we will continue to leverage our strong partnerships and comprehensive platform to meet our clients' needs today and help them anticipate tomorrow's opportunities, advancing our commitment to their long-term, sustainable growth.

[1] As of Q3 2025

[2] Percentage of clients across Global Banking, including Commercial, Corporate and Business Banking (CashPro® and BA 360 platforms), as of November 2025. Relationship clients defined as clients meeting revenue threshold for Global Commercial Banking and Business Banking, and all clients in Global Corporate & Investment Banking.





Global Corporate & Investment Banking

Led by: **Matthew Koder**

Providing integrated financial solutions, capital markets execution and transformative advice to corporations with revenues of more than $2 billion in the U.S. and $1 billion internationally.

Creating value through globally integrated solutions and innovation

Global Corporate & Investment Banking (GCIB) provides integrated, innovative financial solutions, capital markets expertise, strategic advice and top-tier liquidity, treasury and risk management services to a majority of the Fortune Global 500.

GCIB continued to be a key driver of Bank of America's strong total revenue and net income generation in 2025. As an established leader in advisory, underwriting and capital markets, supported by a top-tier foreign exchange and risk management platform, our global presence, diversified capabilities, unique ecosystem of firm-wide complementary businesses and exceptional team with deep industry expertise continue to give us a distinct competitive edge. Our best-in-class global corporate bank — with $347 billion in average deposits and $179 billion in loans and leases at year-end — together with our leading global investment banking franchise, which completed more than 5,800 transactions in 2025,[1] continues to deliver a full spectrum of integrated financial solutions.



Investing for global scale and innovation

Our success reflects our ongoing commitment to investing in our people, processes and technology; building and deepening client relationships; and expanding our worldwide reach, while focusing on delivering excellence in local delivery. Our clients are increasingly able to utilize the benefits of our stability, size, strength and capabilities. The differentiating scale and breadth of our global platform empower us to bring unique speed-to-market innovation and solutions for our clients when and where they need us.

Our clients continue to leverage digital convenience and efficiency. In 2025, 86% of our clients were digitally active,[2] using solutions like our award-winning CashPro® technology platform to manage transactions seamlessly and gain deeper insights. We're committed to responsibly advancing our investments in technology, including artificial intelligence, to help our teams deliver quality advice and innovative solutions, as well as to enhance deal execution.

Delivering continued strength and growth

2025 stood out as a strong year for total revenue and net income. In corporate banking, we continued to expand and strengthen client relationships, driving an increase of 16% in average deposit balances year over year, while maintaining strong momentum in loan growth throughout 2025. In investment banking, we remained among the top global investment banks in 2025, with reported fees growing by more than 7% year over year. Our broad capabilities across products, regions and sectors continued to help us grow globally.

Building on this momentum, we're well-positioned to drive continued growth and deliver even greater value to our clients in the years ahead.

[1] Source: Dealogic as of Dec. 31, 2025.

[2] Percentage of clients across Global Banking, including Commercial, Corporate and Business Banking (CashPro® and BA 360 platforms), as of November 2025. Relationship clients defined as clients meeting revenue threshold for Global Commercial Banking and Business Banking, and all clients in Global Corporate & Investment Banking.



Global Markets

Led by: **Denis Manelski** and
Soofian Zuberi

Providing services across fixed-income, equity, commodity and foreign exchange markets to institutional clients worldwide, and delivering access to liquidity, financing and risk management solutions.

Driving growth with clients, creating global value for shareholders

Global Markets delivers diversified solutions spanning regions and asset classes, including market-making, financing, risk management and securities clearing for fixed-income, currencies, commodities and equities.

Building on our momentum to drive growth and create global value

In a dynamic year for global markets, we partnered with clients to help navigate volatility, uncover opportunities and manage risk. These efforts drove another record year of sales and trading revenue and strengthened returns on allocated capital.

Sales and trading revenue reached a record $20.9 billion, up 11% year over year, reflecting 15 consecutive quarters of year-over-year growth. In 2025, net income rose 9% to $6.1 billion, driving 13% return on allocated capital. Client average loan levels grew to $181 billion, up 29% year over year, while maintaining excellent credit quality with very low net charge-offs.

Investing in our platform and capabilities

We continue to scale and advance our capabilities to deliver differentiated value. Our platform spans across markets globally, maintaining a top five position in nine of 10 market products[1] and covering over 95% of the institutional client wallet.[2] We focus on global coverage, resource optimization and technology investments to strengthen execution, improve efficiency and create long-term value.

Driving innovation for client success

Innovation remains central to our strategy. We're leveraging artificial intelligence to help enhance capital efficiency and the client experience, automating research, intelligence and workflows to accelerate decision-making. Ongoing investment in data and analytics helps enable real-time insights and predictive capabilities. Looking ahead, we will scale automation, expand algorithmic execution and explore solutions to streamline settlement and reduce risk.

Delivering as a global business with global talent

Our global team combines deep market expertise with local insights to deliver tailored strategies for evolving client needs. We operate as one team — valuing diverse perspectives and fostering collaboration, agility and excellence across borders.

We maintained our competitive position among the top five U.S. banks in 2025 by delivering for clients worldwide, laying a strong foundation for continued growth and global leadership.



[1] Coalition Greenwich Competitor Analytics full year 2024. Results are based on Bank of America's footprint, product taxonomy and own revenue. Markets products include Equity Derivatives, Cash Equities, Prime Services, G10 Rates, FX/LCT, Global Financing and Futures, Credit, Commodities, Securitized Products and Munis.

[2] Coalition Greenwich Client Analytics 2024. Analysis is based on the Coalition Greenwich standard taxonomy and the leading 2,189 institutional clients.

DELIVERING GROWTH AND SERVING ALL CONSTITUENTS

Winning locally, growing globally

Through our 97 local markets and 90 international markets across more than 35 countries, we deliver integrated solutions to help our clients grow.

One of the most powerful differentiators for our company is how we deliver our distinct capabilities in markets around the world to capture opportunity and grow market share. This collaborative approach across lines of business combines the strength of our global scale with the precision of local execution.

Our collaborative approach across lines of business combines the strength of our global scale with the precision of local execution.

We've organized resources around 97 major, metro and suburban U.S. markets, covering 96% of gross domestic product and 95% of businesses and households. Internationally, we operate in more than 35 countries and serve clients in 90 markets.

A market president or country executive drives collaboration across lines of business, facilitating alignment and the deepening of local engagement. In the U.S., this model delivers measurable results, including 10 million client introductions and a 39% close rate in 2025. Internationally, we provide integrated client solutions across Global Commercial Banking, Global Corporate & Investment Banking and Global Markets, generating $15.4 billion in international revenues in 2025.

Every market executes a clear plan to expand market share. Examples include:

- **Los Angeles (Major market)**: Retail Banking, Preferred Banking and Global Commercial Banking held more than 50% client share in 2025. Local teams are focused on deepening relationships and helping Merrill attract new clients. See more information about how we deliver in Los Angeles on pages 30–31.

- **Denver (Metro market)**: Building on strong ties for Merrill and The Private Bank, we're adding financial centers to accelerate growth and enhance the client experience.

- **Charleston-Hilton Head, S.C. (Suburban market)**: In 2025, Retail Banking, Merrill and The Private Bank achieved positive share growth by expanding teams and deepening relationships.

- **Brazil (International market)**: Global Corporate & Investment Banking is ranked No. 1 in investment banking fees[1] across Brazil, delivering world-class solutions to leading Brazilian and multinational corporations and institutional investors, which exemplifies our commitment to supporting clients across their global footprint. See page 32 for details on how we deliver in this key market.

By combining top-tier products, a trusted brand, community engagement and a culture of collaboration, we believe our integrated strategy is a competitive advantage — positioning us to win today and for the long term.

[1] Source: Dealogic, excluding local debt markets, as of Dec. 31, 2025



Helping rebuild and create opportunities in Los Angeles

We're leveraging our expertise, resources and partnerships to restore communities and build pathways for future success.

Our Local Markets Organization partners with business and civic leaders across our communities to execute our strategy locally, driving growth and delivering for clients, teammates and communities.

Spotlighting our Greater Los Angeles market

The January 2025 Los Angeles wildfires destroyed more than 50,000 acres and 13,000 homes, as well as affected 1,900 small businesses. Our company was directly impacted, losing two financial centers and seeing thousands of clients and hundreds of teammates affected. Nearly half of the impacted households have a relationship with us.

With more than 110 years serving Los Angeles and experience responding to disasters nationwide, we have the expertise, capital and connections to help our clients, teammates and communities rebuild. Raul Anaya, head of Local Markets Strategy and president of Bank of America Greater Los Angeles, leads our comprehensive response and a team focused on long-term recovery.

110+
years serving Los Angeles

Leading recovery and rebuilding efforts

In 2025, we supported clients, teammates and communities in Greater Los Angeles by:

• Opening two mobile financial centers and committing to rebuild new financial centers in Altadena and the Pacific Palisades

• Reuniting thousands of safe deposit box clients with their valuables

• Providing one-on-one support to impacted clients and teammates

• Directing more than $4.3 million in relief, including $1 million for small businesses

• Launching bankofamerica.com/LArebuild with tailored resources

$4.3M+
directed in philanthropic relief in 2025

$1M
provided to support small business recovery in 2025





Maintaining our long-term commitment

We remain dedicated to helping clients rebuild with innovative financial solutions. Our Bank of America Rebuild Solution offers extended mortgage forbearance, a Rebuild Line of Credit to cover costs beyond insurance and rate preservation for qualifying mortgage accounts, helping preserve clients' current lower first mortgage interest rate.

Beyond financial support, we're convening civic, nonprofit and business leaders, advising community organizations and leveraging our philanthropic expertise to make an impact. As the nation's largest private capital community development financial institution (CDFI) investor, we've directed $10 million in zero-interest loans, helping families, small businesses and neighborhoods recover and thrive.

Combining global resources with local expertise to help companies and institutions thrive

With operations in more than 35 countries, we offer comprehensive advisory and financial solutions that help clients streamline business across borders. Our international platform, powered by country executives and local market leaders, connects clients to the full breadth of Bank of America's capabilities and positions us as trusted advisors to leading companies and institutions.

Spotlighting our presence in Brazil

Bank of America has been part of Brazil's financial landscape since 1947, leveraging local knowledge and global expertise to deliver tailored solutions. Headquartered in São Paulo, we operate as a fully licensed bank and broker-dealer.

Our Global Banking and Global Markets platform delivers distinct capabilities to global multinationals, leading Brazilian corporates and institutional investors, connecting the world to Brazil and reinforcing our commitment to support our clients across their global footprint.

From Investment Banking — ranked No. 1 in fees[1] — and our leadership in swaps and derivatives, to innovative Global Payments Solutions (GPS) offerings and our award-winning BofA Global Research team, Brazil exemplifies how we can deliver the breadth of our platform to our global client base.

Brazil has emerged as a leader in digital banking and real-time payments. Since launching GPS in 2010, we've built a robust infrastructure enabling corporate clients to manage collections and payments 24/7, and we offer a comprehensive suite of foreign exchange, liquidity and working-capital solutions to support multinational clients operating in Brazil.

Our commitment to Brazil extends beyond business, which contributes to a stronger and more resilient landscape for our clients and our teammates. We partner with nonprofits to advance economic mobility, including the growing need for financial education. In partnership with Instituto Brasil Solidário, an instructional resource for teachers and community leaders, we supported a financial education program that reached two million students from low-income backgrounds and more than 123,000 teachers across approximately 7,400 schools in 2025.

We also support Brazil's low-carbon transition by financing renewable energy, sustainable infrastructure and innovation. For example, our collaboration with The Nature Conservancy on its cattle traceability initiative is designed to help reduce deforestation and modernize rural economies with a pilot of more than 3,000 producers.

Additionally, we have supported the conservation of Latin American heritage through our Art Conservation Project. As an example, in 2025, we sponsored and lent 52 works of art from our collection to the "Ancestral: Afro-Americas" exhibition in Brazil. Since 2010, we have provided grants for the restoration of nearly 170 artworks and 370 photographs at leading museums across Latin America.

Brazil remains our largest market in Latin America, and we continue to invest in strengthening our franchise and driving overall growth by delivering integrated, tailored products and solutions that help our clients achieve their goals.

[1] Source: Dealogic, excluding local debt markets, as of Dec. 31, 2025



Creating award-winning research and providing data-driven insights

By delivering evidence-based perspectives and expert market analysis, both BofA Global Research and Bank of America Institute help clients and other key stakeholders make informed decisions.



Providing deep analytical research across global markets

BofA Global Research delivers original anticipatory investment insights for institutional and private clients across our company. With the consistent goal of telling a client something they don't already know, more than 650 analysts across 21 countries generate innovative analysis spanning multiple asset classes and regions. Focus areas include equity, fixed income, commodities and foreign exchange research, as well as macro and microeconomic analysis, sector-specific reports and company-level coverage. We provide comprehensive coverage on approximately 3,500 stocks and 1,300 credits, economic forecasts for 59 countries and 39 commodities, and recommendations on 46 currencies.

650+
BofA Global Research analysts across 21 countries

In 2025, our leadership was recognized by Extel (formerly Institutional Investor) with top rankings, including No. 2 Global Research Leader, No. 2 All-America Equity Research and No. 2 Global Fixed Income Research. We also achieved No. 1 positions in Developed Europe and Emerging EMEA Equity Research.

Unlocking real-time insights powered by companywide proprietary data

Bank of America Institute shares its unique perspectives on the economy, sustainability and transformation with businesses, community leaders, policymakers, regulators and consumers. These insights are derived by analyzing data from Bank of America's more than 69 million clients globally, $1.25 trillion in consumer and wealth management deposits and $4.52 trillion in total payments in 2025.

Bank of America Institute insights are derived by analyzing data from our more than 69 million clients globally.

The Institute's monthly flagship publications include Consumer Checkpoint and Small Business Checkpoint. Bank of America Institute also amplifies and simplifies complex BofA Global Research reports to help make them accessible to a much wider population.

In 2025, we introduced Institute Daily Insights, a data-driven snapshot of the trends shaping the world today. From consumer habits and housing trends to technology advancements redefining business, Daily Insights focuses on what's moving and why it matters — and it's delivered to subscribers' inboxes each day.

Amplifying the power of sports to drive growth

Our sports partnerships deepen client relationships, strengthen our brand and drive lasting impact in the communities we serve.

Rooted in our belief in the power of sport to bring people together and broaden opportunity, our partnerships help us build stronger client connections, support local economies and inspire future generations.

Deepening client relationships

In 2025, we continued to partner with some of the world's most iconic brands, athletes and events in sports — including global soccer, two Abbott World Marathon Majors, the Masters Tournament and Augusta National Women's Amateur, along with leading professional football and baseball teams across the U.S.

As the Official Bank of the FIFA Club World Cup 2025™, we reached global audiences through tailored client experiences, marketing and tournament content, and presented the Top Goal Scorer award. Across both the FIFA Club World Cup 2025™ and the upcoming FIFA World Cup 2026™, Bank of America clients and prospects received exclusive benefits, including discounted tickets, limited-edition credit card designs for new Customized Cash Rewards and Unlimited Cash Rewards Visa® applicants, and opportunities to purchase tickets to 2026 matches. These offerings help us connect with clients to deepen loyalty, drive acquisition and extend our brand presence.













USA
BANK OF AMERICA
PROUD TO SUPPORT
FIFA
BOSTON MARATHON
BANK OF AMERICA
BANK OF AMERICA
CHICAGO MARATHON
BANK OF AMERICA
great ethiopian run
Presenting Partner of the Great Ethiopian Run International 10km

Strengthening communities

Our partnerships are structured to make a meaningful difference across the more than 35 countries and 97 U.S. markets where we operate. Through collaboration with local partners, nonprofits and business leaders, we help stimulate economic activity, support small businesses and increase youth access to sport.

The Boston Marathon presented by Bank of America generates an estimated $500 million-plus in annual economic activity for the Greater Boston region, while the 2025 race raised an event record $50.4 million in philanthropic impact. The 2025 Bank of America Chicago Marathon contributed $756 million in economic impact for the city of Chicago and broader region and $47.1 million in philanthropic benefits.

Beginning in 2026, we will be presenting partner of the Great Ethiopian Run International 10km and its associated Children's races, with support expanding in 2027 to include the Women First 5km. These events celebrate Ethiopia's running culture and show how sport can drive economic growth, community health and youth development. Growing our endurance platform in East Africa also aligns with our broader regional strategy across Europe, the Middle East and Africa.

As the Official Bank Partner of the U.S. Soccer Federation, we're proud to support the sport at every level. In partnership with Visa and Street Soccer USA, we opened the first Bank of America Fields at Visa Street Soccer Parks in Denver; Kansas City, Mo.; New York City and San Francisco. Equipped with professional-grade surfaces, lighting and learning centers, these fields increase access to the game, with more locations planned for 2026.

We expanded access to golf through Golf with Us, launched during the 89th Masters Tournament in partnership with Youth on Course. Young people ages 6–18 can now play rounds for $5 or less at participating courses nationwide. More than 86,000 youth have enrolled, logging over 100,000 rounds in 2025.

Sports with Us clinics further enhance youth engagement by providing hands-on instruction and life-skills coaching from former and current athletes. In 2025, we hosted 35 clinics, including a unique Dallas-area program delivered with the Dallas Cowboys, FIFA World Cup 2026™ and U.S. Soccer.

Expanding global impact

In 2025, we launched a multiyear partnership with global sports leader, entrepreneur and philanthropist Sir David Beckham, who now serves as ambassador for our Sports with Us program. His leadership helps amplify the positive influence of sport and strengthen our community impact worldwide.

We also advanced our nearly 50-year partnership with Special Olympics. Our Platinum sponsorship of the 2026 Special Olympics USA Games, along with a three-year, $5 million global grant, will expand leadership and workforce training for athletes with intellectual and developmental disabilities.

Across all these partnerships, our commitment remains the same: using the power of sport to drive business growth, strengthen communities, and increase access and opportunity.



    

Accelerating improvements with our use of artificial intelligence and human insight

Artificial intelligence (AI) is one of the most significant tools we can leverage to help increase returns and fuel growth. By leveraging AI at scale across our global operations, we are focused on expanding capabilities, optimizing performance and driving exceptional client service.

We are a long-time leader in AI, including through the deployment of Erica® — the world's first widely adopted AI-driven virtual financial assistant — demonstrating our commitment to using AI responsibly to meet client and employee needs.

Launched in 2018, Erica has had more than 3.2 billion interactions since launch, and today, Erica helps more than 20 million clients manage their financial lives. For instance, more than 40% of CashPro® Chat inquiries are handled directly through Erica and approximately 23 million *ask* MERRILL® and *ask* PRIVATE BANK® interactions occur annually on Erica.

Since 2020, Erica for Employees has provided our teammates with technology support and reduced IT service desk calls by more than 55%. Its functionality has broadened from technology to human resources and other requests, such as where employees can review their health benefits. Erica technology also helps resolve a wide range of business and client inquiries and is a tool for wealth management teammates to source and curate information and deliver exceptional client experiences.

Erica has laid a strong foundation for our company's broader use of AI.

Across the company, teams are using AI to transform productivity, strengthen Operational Excellence, enhance decision making and drive better outcomes for clients:

- **General adoption:** Nearly 200,000 teammates are enabled with AI tools on their desktops; approximately 150,000 active users generate more than 1.5 million prompts per week.
- **Computer coding:** Approximately 18,000 Global Technology teammates use AI to code, saving more than 20% of the core work.
- **Client meeting preparation:** Merrill, The Private Bank, Business Banking and Global Corporate & Investment Banking use AI for client research and preparation.
- **Improving client experience:** Call center teammates use AI to automate routine tasks, saving time and improving client experience.
- **Automating insights:** Global Markets leverages AI for research, including automated daily news and market summaries, and to help streamline end-to-end trade lifecycle management.
- **Removing manual data entry:** Global Operations uses AI to extract and structure data from documents and convert into usable formats for estate servicing.
- **Supporting legal research:** Legal teammates use AI to support research, analysis and preparation of contracts and documents.

AI is central to the future of work at Bank of America. Our teammates are embracing the technology to succeed in their roles, help drive innovation and better support our clients.

1.5M+
prompts generated by teammates per week

20%+
efficiency gain in code development for approximately 18K Global Technology software engineers

Approximately **1.9B** proactive, personalized insights delivered by Erica® since launch in 2018

40%+ CashPro® Chat inquiries handled directly through our virtual assistant Erica®

Approximately **23M** *ask* MERRILL® and *ask* PRIVATE BANK® interactions annually

Insights

You spent $750.45 this month which is $217.76 more than your typical month-to-date spending.

Here's a summary of your spending.

Monthly Spending

All Accounts

December 01, 2025 – December 31, 2025

Current   Typical

$1200
$1000
$800
$600
$400
$200

Dec 5   Dec 10   Dec 15   Dec 20   Dec 25   Dec 30

$750.45 current month-to-date

$532.69 typical month-to-date

Type or ask me something

Driving opportunity through skills-based hiring and workforce development

By focusing on skills-first hiring and workforce development, we create opportunities for individuals to thrive, support their families and strengthen their communities.

Expanding our commitment to skills-first hiring

Our broad-based hiring practices, which encompass candidates without a bachelor's degree, military veterans and individuals from community colleges, reflect our deep commitment to workforce development.

Our skills-first approach to hiring values the knowledge and abilities our teammates bring to our company. Through The Academy, our onboarding, education and professional development organization, we provide continuous learning, reskilling and development opportunities to help teammates develop the skills needed to build long-term careers and succeed in an evolving workplace.

Across the U.S., we partner with local and national nonprofits, employer coalitions and community colleges to expand access to training, upskilling, internships and hiring for individuals from all backgrounds.

In 2025, we committed to hire 10,000 more individuals with military backgrounds and 8,000 individuals from community colleges over the next five years, recognizing the critical role these institutions play in preparing skilled talent. We also committed to create 700 financial center jobs through 2028 in new growth markets. Combined with our increased U.S. minimum hourly wage of $25, these efforts underscore our commitment to expanding economic opportunity.





Creating jobs for thriving communities

Our workforce development initiatives extend beyond our own hiring practices to support job placements across multiple industries. We leverage labor market data to identify employer needs, invest in partners driving successful outcomes, and provide career readiness training and company leaders "loaned" to nonprofit and community partners to strengthen local workforce programs.

Across our markets, we play a leading role with organizations focused on livable wage job creation: Leaders in many of our markets serve on the boards of local jobs councils, CEO forums and employer coalitions. Bringing together business, education and community partners is central to how we help drive jobs growth, strengthen local economies and advance economic opportunity.

In 2025, we invested nearly $40 million in over 730 workforce partners, including community colleges and training providers. Our partners estimate that these investments helped more than 90,000 individuals secure livable-wage jobs and provided more than 290,000 people with access to training, education and career-readiness programs designed to support long-term career success.

Through these efforts, we are helping people gain high-value credentials, work experience and opportunities in high-demand industries — strengthening communities and building a more resilient workforce.

"Our commitment to hiring individuals with diverse skills and experiences is central to how we recruit talent to best serve our clients. It also creates economic growth in our communities and opens doors for teammates to advance in their careers."

Sheri Bronstein
Chief People Officer

HUMAN CAPITAL MANAGEMENT UPDATE

Supporting our teammates' wellness and career growth

At Bank of America, we're committed to creating long-term value for our shareholders, delivering exceptional service to our clients and customers, and driving positive impact in the communities we serve. Central to this mission is our investment in the people who make it all possible — our teammates.

With a workforce of more than 213,000 individuals representing different backgrounds, experiences, skills and perspectives, we are intentional about fostering an inclusive culture where everyone has the opportunity to succeed and help drive Responsible Growth.

Our focus on being a Great Place to Work and providing a culture of caring is key to driving Responsible Growth. That is why we continue to build a workplace where every teammate can build a career, knowing that we are committed to supporting teammates through affordable, competitive and flexible benefits, and investing in their physical, emotional and financial wellness.

We apply our own insights and experience generated by our Workplace Benefits™ and Employee Banking & Investing platforms to help inform how benefits are designed and refined for our teammates. By leveraging the same data, tools and learnings we deliver to clients, we can bring an evidence-based approach to shaping world-class benefits for our own teammates. Through investments in our people, and accessible, affordable benefits and programs, we strengthen our ability to serve customers and clients, innovate for the future, help drive long-term shareholder value and deliver results for all our stakeholders.

Physical wellness

Supporting good health

We promote physical wellness by focusing on access, affordability and prevention. Affordability remains a core part of how we support teammates, as we provide essential health and wellness resources that are within reach for them and their families. From comprehensive health insurance options to wellness programs that support broader health needs, we invest in solutions that help teammates.

Prioritizing preventive care

Preventive care supports long-term wellness. In 2025, Bank of America provided access to more than 425 onsite wellness clinics across the U.S., including free health screenings for teammates enrolled in our national medical plans. These screenings help employees understand their health status, build personalized wellness plans and earn up to $1,000 in wellness credits toward their annual medical premium.



Expanding access to virtual care

In 2025, approximately 132,000 U.S. employees, plus their covered family members, enrolled in our national medical plans and had access to no-cost virtual care through Teladoc Health, with new services like dermatology offered in 2025. With 24/7 access to physicians for diagnosis, treatment and prescriptions, more than 26,000 teammates and family members used Teladoc in 2025. We also introduced no-cost virtual physical therapy to U.S. employees and their dependents enrolled in one of our national medical plans. In 2025, approximately 3,200 employees and dependents received a tailored physical therapy care plan.

Health benefits to meet evolving needs

We listen to our teammates and continuously evolve our health benefits to reflect their needs and priorities. Our approach is rooted in innovation, inclusivity and support for well-being across every stage of life.

- MSK Direct offers expert cancer care and support through Memorial Sloan Kettering, one of the world's leading cancer centers, providing timely access to specialized treatment and guidance.

- Menopause & Midlife Health, offered through Maven, provides holistic and specialized support for healthy aging. Teammates and covered family members enrolled in a U.S. national medical plan can connect with providers across more than 30 specialties, join peer communities and access educational resources and live classes — all at no cost through Maven.



- In 2025, we also expanded our relationship with Well to deliver, among other things, our Annual Wellness Program. That includes Well Rewards, onsite flu vaccines and health screenings, wellness questionnaires and primary care provider attestations for employees to qualify for an annual credit on their medical premium. Approximately 122,000 employees, spouses and partners have enrolled with Well, which provides streamlined access to health metrics, educational resources and benefit programs, and reinforces our commitment to holistic well-being.

Well strives to understand each member's needs and goals, provides them with support easily available with an app, offers personalized coaching and rewards healthy behaviors with points to redeem for gift cards, reinforcing the value of proactive care.

Approximately
122K
employees, spouses and partners were enrolled in Well in 2025

- Our Family Support program offers expert guidance for every path to parenthood — from preconception and pregnancy to adoption, surrogacy and pediatric care. Teammates enrolled in one of our U.S. national medical plans are eligible to receive up to $20,000 in reimbursement for adoption, surrogacy or fertility treatments.

Physical activity

Our Global Get Active! challenge encourages teammates to connect and focus on their physical activity. In 2025, more than 54,000 employees in 36 countries chose to participate in the six-week challenge, collectively taking more than 14.5 billion steps. Through our discount program, employees also have access to Wellhub, which connects them to local gyms and studios, virtual live and on-demand classes, personal training, and a variety of emotional and physical wellness apps.

54K+
teammates participated in our Global Get Active! challenge in 2025

Emotional wellness

Emotional wellness is essential to overall health and workplace effectiveness. We provide teammates with education, benefits and resources that make mental health a priority.

Eligible employees and covered family members aged 13 and older have virtual access through Teladoc Health to licensed therapists and behavioral health specialists. Support is available for a wide range of needs, including stress, anxiety, depression, family and relationship challenges, substance use and eating disorders — providing accessible, confidential and responsive care that is tailored to individual circumstances.



Driving awareness and education around emotional wellness

We deliver educational content and programming that raises awareness, encourages resource utilization and helps reduce stigma around mental health.

We spotlight topics such as sleep management, life balance, self-care and how to navigate mental health conversations with children or aging parents. Ongoing and special initiatives, including Mental Health Awareness Month, reinforce our year-round focus.

Supporting families through child and adult care programs

Accessible and affordable family care is critical to our employees. We help teammates care for their loved ones by offering flexible, family-focused support. Through our Child Care Plus® program, eligible U.S. employees receive reimbursement to help offset childcare costs.

When regular care arrangements are unavailable, we provide up to 50 days of back-up care annually for children and adult dependents. Similar programs are available globally, supporting employees and their families across all life stages and locations.

In addition:

- Employees in the U.S. earning less than $100,000 receive up to $275 per child per month for both formal and informal care, with eligibility extending to children up to age 12 (higher age eligibility in certain instances).

- We provide employees with guidance to identify childcare centers, after-school programs and other care options tailored to their needs, administered through LifeCare.

Enhancing access to emotional support

Our Employee Assistance Program (EAP) offers employees and their household members up to 12 free in-person counseling sessions per issue, per year, plus unlimited phone consultations. Support covers topics like relationships, grief, anxiety and caregiving.

To make support more accessible, onsite EAP specialists are available at 32 U.S. locations.

Supporting teammates through life's most critical moments

Bank of America's Life Event Services (LES) team offers personalized support during major life challenges — from domestic violence and natural disasters to retirement and loss. LES connects teammates with expert resources to guide them through difficult times. In 2025, over 140 specialists across more than 10 locations supported nearly 49,000 cases — reflecting our commitment to being there during significant life moments.

Investing in renewal through sabbaticals

Our sabbatical program supports long-term career development and employee well-being. Eligible teammates with 15 or more years of service can take four to six paid weeks away from work to recharge, reconnect and pursue personal interests.

Since its launch in 2023, more than 36,000 employees have enjoyed the advantages of this benefit — choosing to volunteer, travel, spend time with family, explore new hobbies or simply rest. The program helps teammates return refreshed and reenergized, ready to continue building their careers with us.

Financial wellness

Empowering financial wellness across life stages

Our teammates seek to build strong financial foundations and plans for their futures. We support the development of healthy financial habits — from managing everyday expenses to saving for long-term goals.

Key offerings include:

- Tuition assistance and academic support: U.S. teammates can receive up to $7,500 annually for eligible education expenses, along with access to academic specialists and discounted tuition at partner institutions. In 2025, more than 6,500 employees benefited from over $21 million in support. Our partnership with Bright Horizons College Coach® also helps employees navigate college planning and financial aid for their children.

Up to

$7.5K

offered annually in tuition assistance for employees to return to school or pursue eligible job-related courses and certifications

- 401(k) and financial counseling: Employees can tailor their investment strategy and access free financial planning tools through Workplace Benefits to support both short- and long-term financial goals. Participating employees can receive up to 5% matching 401(k) plan contributions, plus 2%–3% annual company contribution.

Up to

5%

matching 401(k) plan contributions, plus 2%–3% annual company contribution

These and other programs are part of how we help teammates achieve financial confidence and security — an essential part of overall well-being and long-term career success.

Rewarding performance with competitive compensation

Our compensation philosophy is rooted in recognizing and rewarding performance. We offer pay that aligns with market standards, individual experience and each teammate's unique contributions.

We regularly benchmark against peers within and beyond the financial services industry to affirm our compensation remains competitive. This supports our ability to attract, retain and motivate top talent, while aligning employee rewards with business performance and value creation.

In October 2025, we achieved our goal of raising our minimum U.S. hourly wage to $25, bringing the minimum annualized salary for full-time employees to $52,000 — an increase of more than $20,000 since 2017. Thousands of employees in the U.S. have benefited, helping to fuel the growth of the American economy and create job opportunities that strengthen the communities we serve.

Increase to

$25

minimum hourly wage for full-time U.S. employees in 2025

In recognition of our strong 2025 financial performance, we awarded Sharing Success compensation awards to teammates for the ninth time since 2017. Approximately 96% of employees received awards, totaling nearly $6.8 billion, enabling teammates across compensation levels to share in the company's long-term success.

We are committed to equal pay for equal work, supported by rigorous policies and third-party reviews overseen by our Board of Directors and senior management. We are dedicated to compensation fairness, transparency and rewarding performance in a way that aligns with our values and continuing growth strategy.





Investing in career growth and development

Attracting and retaining world-class talent

Serving more than 69 million clients globally requires a workforce with different skills, experiences and perspectives.

A key focus of our recruitment strategy is our highly competitive campus program. In 2025, students joined us in entry-level roles from more than 440 universities worldwide. Among those are a range of colleges and universities — including public and private institutions, Hispanic-Serving Institutions, Historically Black Colleges and Universities, women's and men's colleges, military academies and religious institutions — with which we partner, providing us with access to talent. Additionally, we collaborate with community colleges across the U.S. to deliver career readiness programs. In 2025, we announced our intention to increase hiring from community colleges, committing to 8,000 new hires over the next five years.

Once onboard, teammates have access to a wide range of resources to support their professional development and career growth, through The Academy, and our internal mobility teams. U.S. teammates can also join a talent community to unlock tailored career development resources, personalized role recommendations, learning workshops and events, and confidential guidance from a dedicated team of internal mobility advisors. This team coaches teammates through the internal mobility process and provides them with support on, among other things, internal job searches, reskilling, resume building and interview coaching.

In 2025 alone, more than 14,000 employees transitioned into new roles within the company and 44% of roles were filled internally, underscoring the opportunities our teammates have for career mobility and advancement.

2025 HIRING STATISTICS

18K+	new hires
1.7K+	full-time campus hires
645+	military and veteran hires
3.3K+	Pathways hires from low- and moderate-income communities
580+	hires through nonprofit partnerships

Supporting career development through learning and innovation

Continuous learning and development help teammates grow their careers. At the heart of this effort is The Academy at Bank of America, which offers structured programs, on-demand education and a wide range of tools to help employees build skills and pursue new opportunities. Beginning on day one, our onboarding experience connects teammates to our purpose, values and the pillars of Responsible Growth—giving them the opportunity to begin their career journey with clarity and confidence. As their careers progress, employees have access to high-quality skills training, job coaching and opportunities to explore new roles across the company.

In 2025, The Academy played a key role in supporting the companywide rollout of new artificial intelligence (AI) capabilities, helping teammates adopt new work tools that enhance productivity and efficiency. The Academy is helping to equip employees with the tools and expertise in AI they need to succeed in a rapidly evolving workplace.

Building a strong leadership pipeline

We invest in leadership through targeted assessments, coaching and a consistent manager development curriculum that builds core capabilities and supports career growth.

Our Manager Excellence program helps managers succeed through a curriculum based on eight key expectations, followed by a capstone experience, which allows participants to put their learning to work. Most managers have completed the program and managers regularly engage in live broadcasts and an online community to share best practices. This investment has helped raise satisfaction with immediate managers to 87%—7% above industry benchmarks.

We continuously evolve our curriculum to meet changing needs. Recent additions include Emotional Wellness for Managers and a workshop co-created with UNITE using The Dignity Index®, focused on fostering trust and respect within teams.

BROAD ENGAGEMENT IN OUR PROGRAMS IN 2025

66K+   Academy program enrollments

7.6M+   hours of teammate training

20K+   enrollments new to their roles received core training

46K+   enrollments supported with new skills development

882K+   high-tech simulations delivered through immersive technology





Providing opportunities to those who have served

Bank of America proudly supports teammates, clients and communities with military backgrounds, including three members of our company's Executive Management Team who are former service members. In 2025, we committed to hiring 10,000 individuals with military backgrounds over the next five years, building on previous military hiring commitments we had made over the last decade. This advances our company's broader workforce development strategy, which emphasizes skills-first hiring both within the company and across the communities we serve.

Our Veteran Onboarding Initiative pairs newly hired veterans with a tenured teammate within the first 90 days and helps ease them into civilian life. Our Military Support & Assistance Group (MSAG) has 43 chapters and more than 22,000 members worldwide, providing opportunities for military employees and their families and friends through networking, mentoring, volunteer events and information forums.

22K+

employees are members of our Military Support & Assistance Group

We also work with organizations to address the needs of military veterans and their families. In 2025, we announced a partnership with American Corporate Partners that will support 250 mentorships for veterans and military spouses, in honor of America's 250th birthday. We also partner with K9s for Warriors and Cohen Veterans Network, and have donated over 6,500 homes — more than 2,700 to military-serving nonprofits. Our Better Money Habits® program includes tailored financial resources for service members.

Championing neuroinclusion and universal accessibility

At Bank of America, we are committed to leading the financial services industry in accessibility. Our Enterprise Technology Accessibility Team coordinates efforts across our company to make sure universal design and access are embedded into every part of our business. We work to consider the needs of neurodiverse teammates and provide tools that support their internal mobility and career growth. We partner with organizations like Neurodiversity in the Workplace to help create training programs, with more than 840 teammates completing sessions. Our medical accommodations team tailors inclusive practices to help teammates thrive. Community and allyship are fostered through our Disability Action Network (DAN), with 30 chapters and more than 23,700 members offering development, forums and volunteer opportunities. We also have longstanding partnerships with Disability:IN, National Disability Institute, ArtLifting and Special Olympics that further enhance our inclusion work.

United in combating hate

Bank of America stands firmly against all forms of hate directed toward any group. In 2025, we continued to advance our $20 million multiyear commitment to support the Blue Square Alliance Against Hate (formerly the Foundation to Combat Antisemitism) to help raise awareness and promote unity across communities.

Fostering inclusion through Employee Networks

Our 11 Employee Networks play a central role in supporting our culture of opportunity and inclusion. Supported by senior leaders and open to all teammates on a voluntary basis, these networks offer optional opportunities for connection, cross-business collaboration, personal growth and skill building.

375+
Employee Network chapters
at year-end 2025

330K+
Employee Network memberships worldwide — up 4% year over year

55%+
of our workforce is a member of at least one Employee Network

Our Employee Networks include:

- Asian Leadership Network
- Black Professional Group
- Culture & Heritage Network (including Arab Heritage, Culture & Heritage and Jewish Heritage chapters)
- Disability Action Network
- Hispanic/Latino Organization for Leadership & Advancement
- Inter-Generational Employee Network
- LEAD (Leadership, Education, Advocacy and Development) for Women
- Lesbian, Gay, Bisexual, Transgender and Queer (LGBTQ+) Pride
- Military Support & Assistance Group
- Native American Professional Network
- Parents and Caregivers Network

All Employee Networks promote inclusion of all employees. For example, our Inter-Generational Employee Network serves all five generations in our workforce globally. From early career to late career, this network provides an environment for teammates to build connection, continue learning and help the organization evolve by bringing together digital natives and experienced leaders at any age and stage of their career.



Employee engagement and retention at Bank of America

Each year, we conduct a comprehensive Employee Engagement Survey to gather feedback from across the organization. In 2025, 86% of our teammates participated, reflecting a strong culture of engagement and trust.

Our Employee Engagement Index Score continues to exceed industry benchmarks. Following the survey, leaders and managers facilitated 1,200 listening sessions with nearly 20,000 teammates in addition to ongoing dialogue within teams. These sessions surfaced more than 6,100 insights on opportunities for Operational Excellence, helping us translate feedback into meaningful action.

Insights from the survey and subsequent engagement activities are reviewed annually with our Board of Directors, reinforcing continuous improvement and accountability at the highest levels of leadership.

We believe our consistently low employee turnover is a direct result of these efforts and reflects how our teammates view Bank of America as an employer of choice.



2025 workforce metrics[1]

Global employees	Total employees	Top three management levels	Managers at all levels	Campus
Women	50%	42%	43%	46%
Men	50%	58%	57%	54%
U.S.-based employees				
White	46%	72%	53%	35%
Asian	15%	12%	15%	26%
Black	15%	7%	11%	13%
Hispanic	20%	6%	17%	17%
American Indian/Alaskan Native	0.4%	0.1%	0.3%	0.5%
Native Hawaiian/Other Pacific Islander	0.3%	0.1%	0.3%	0.3%
Two or more races	3%	1%	2%	4%
LGBTQ+	3%	-	-	-
Military	5%	-	-	-
People with disabilities	6%	-	-	-

[1] Based on employee self-identification

Equal Employment Opportunity (EEO) statistics

2025 EEO (by number of teammates)[1,2]

U.S. Employee Demographics in 2025

Job category	Gender description	White	Black/ African American	Hispanic/ Latino	Asian	American Indian/ Alaska Native	Native Hawaiian/ Other Pacific Islander	Two or more races	Total by gender
Executive/Senior level officials and managers	Female	1,571	183	150	256	2	2	38	2,202
	Male	2,445	166	202	457	5	5	47	3,327
	Total	**4,016**	**349**	**352**	**713**	**7**	**7**	**85**	**5,529**
First/Mid-level officials and managers	Female	5,577	1,490	2,035	1,198	47	27	214	10,588
	Male	5,571	838	1,471	1,631	34	36	203	9,784
	Total	**11,148**	**2,328**	**3,506**	**2,829**	**81**	**63**	**417**	**20,372**
Professionals	Female	14,183	4,197	3,303	5,902	102	80	692	28,459
	Male	24,981	3,573	4,345	7,693	123	76	995	41,786
	Total	**39,164**	**7,770**	**7,648**	**13,595**	**225**	**156**	**1,687**	**70,245**
Technicians	Female	177	171	85	548	2	2	22	1,007
	Male	422	305	228	431	3	5	49	1,443
	Total	**599**	**476**	**313**	**979**	**5**	**7**	**71**	**2,450**
Sales workers	Female	385	44	75	106	3	3	18	634
	Male	769	56	101	131	2	2	30	1,091
	Total	**1,154**	**100**	**176**	**237**	**5**	**5**	**48**	**1,725**
Administrative support	Female	14,717	10,031	13,641	3,851	240	182	1,252	43,914
	Male	7,409	3,718	6,548	1,756	83	78	690	20,282
	Total	**22,126**	**13,749**	**20,189**	**5,607**	**323**	**260**	**1,942**	**64,196**
Operatives	Female	9	12	7	6	-	-	-	34
	Male	16	33	14	19	-	1	2	85
	Total	**25**	**45**	**21**	**25**	**-**	**1**	**2**	**119**
Service workers	Female	7	-	3	-	-	-	-	10
	Male	16	3	3	-	-	-	-	22
	Total	**23**	**3**	**6**	**-**	**-**	**-**	**-**	**32**
Total	Female	36,626	16,128	19,299	11,867	396	296	2,236	86,848
	Male	41,629	8,692	12,912	12,118	250	203	2,016	77,820
	Total	**78,255**	**24,820**	**32,211**	**23,985**	**646**	**499**	**4,252**	**164,668**

[1] EEO table does not include job categories in which the company does not have employees (craft workers, and laborers & helpers).

[2] Based on employee self-identification

2025 EEO (by percentage of teammates)[1,2]

U.S. Employee Demographics in 2025

Job category	Gender description	White	Black/ African American	Hispanic/ Latino	Asian	American Indian/ Alaska Native	Native Hawaiian/ Other Pacific Islander	Two or more races	Total by gender
Executive/Senior level officials and managers	Female	28.4%	3.3%	2.7%	4.6%	0.0%	0.0%	0.7%	39.8%
	Male	44.2%	3.0%	3.7%	8.3%	0.1%	0.1%	0.9%	60.2%
	Total	**72.6%**	**6.3%**	**6.4%**	**12.9%**	**0.1%**	**0.1%**	**1.5%**	
First/Mid-level officials and managers	Female	27.4%	7.3%	10.0%	5.9%	0.2%	0.1%	1.1%	52.0%
	Male	27.3%	4.1%	7.2%	8.0%	0.2%	0.2%	1.0%	48.0%
	Total	**54.7%**	**11.4%**	**17.2%**	**13.9%**	**0.4%**	**0.3%**	**2.0%**	
Professionals	Female	20.2%	6.0%	4.7%	8.4%	0.1%	0.1%	1.0%	40.5%
	Male	35.6%	5.1%	6.2%	11.0%	0.2%	0.1%	1.4%	59.5%
	Total	**55.8%**	**11.1%**	**10.9%**	**19.4%**	**0.3%**	**0.2%**	**2.4%**	
Technicians	Female	7.2%	7.0%	3.5%	22.4%	0.1%	0.1%	0.9%	41.1%
	Male	17.2%	12.4%	9.3%	17.6%	0.1%	0.2%	2.0%	58.9%
	Total	**24.4%**	**19.4%**	**12.8%**	**40.0%**	**0.2%**	**0.3%**	**2.9%**	
Sales workers	Female	22.3%	2.6%	4.3%	6.1%	0.2%	0.2%	1.0%	36.8%
	Male	44.6%	3.2%	5.9%	7.6%	0.1%	0.1%	1.7%	63.2%
	Total	**66.9%**	**5.8%**	**10.2%**	**13.7%**	**0.3%**	**0.3%**	**2.8%**	
Administrative support	Female	22.9%	15.6%	21.2%	6.0%	0.4%	0.3%	2.0%	68.4%
	Male	11.5%	5.8%	10.2%	2.7%	0.1%	0.1%	1.1%	31.6%
	Total	**34.5%**	**21.4%**	**31.4%**	**8.7%**	**0.5%**	**0.4%**	**3.0%**	
Operatives	Female	7.6%	10.1%	5.9%	5.0%	0.0%	0.0%	0.0%	28.6%
	Male	13.4%	27.7%	11.8%	16.0%	0.0%	0.8%	1.7%	71.4%
	Total	**21.0%**	**37.8%**	**17.6%**	**21.0%**	**0.0%**	**0.8%**	**1.7%**	
Service workers	Female	21.9%	0.0%	9.4%	0.0%	0.0%	0.0%	0.0%	31.3%
	Male	50.0%	9.4%	9.4%	0.0%	0.0%	0.0%	0.0%	68.8%
	Total	**71.9%**	**9.4%**	**18.8%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	
Total	Female	22.2%	9.8%	11.7%	7.2%	0.2%	0.2%	1.4%	52.7%
	Male	25.3%	5.3%	7.8%	7.4%	0.2%	0.1%	1.2%	47.3%
	Total	**47.5%**	**15.1%**	**19.6%**	**14.6%**	**0.4%**	**0.3%**	**2.6%**	

[1] EEO table does not include job categories in which the company does not have employees (craft workers, and laborers & helpers).

[2] Based on employee self-identification

FINANCIAL HIGHLIGHTS

Bank of America Corporation (NYSE: BAC) is headquartered in Charlotte, North Carolina. As of December 31, 2025, we operated across the United States, its territories and more than 35 countries and/or jurisdictions. Through our bank and various nonbank subsidiaries throughout the United States and in international markets, we provide a diversified range of banking and nonbank financial services and products through four business segments comprising eight lines of business: *Consumer Banking* (includes Retail and Preferred Banking), *Global Wealth & Investment Management* (includes Merrill and Private Bank), *Global Banking* (includes Business Banking, Global Commercial Banking and Global Corporate & Investment Banking) and *Global Markets*.

Financial Highlights ($ in millions, except per share information)

For the year	2025	2024	2023
Revenue, net of interest expense	$ 113,097	$ 105,856	$ 102,769
Net income	30,509	26,973	26,305
Earnings per common share	3.86	3.23	3.07
Diluted earnings per common share	3.81	3.19	3.05
Dividends paid per common share	1.08	1.00	0.92
Return on average assets	0.89%	0.82%	0.83%
Return on average common equity	10.59	9.53	9.73
Return on average tangible common shareholders' equity[1]	14.22	12.94	13.45
Efficiency ratio	61.65	63.12	64.07
Average diluted common shares issued and outstanding	7,681	7,936	8,081
At year-end	**2025**	**2024**	**2023**
Total loans and leases	$ 1,185,700	$ 1,095,835	$ 1,053,732
Total assets	3,411,738	3,261,299	3,180,515
Total deposits	2,018,729	1,965,467	1,923,827
Total shareholders' equity	303,243	293,963	290,209
Book value per common share	38.44	35.58	33.16
Tangible book value per common share[1]	28.73	26.37	24.28
Market capitalization	396,686	334,497	265,840
Market price per common share	55.00	43.95	33.67
Common shares issued and outstanding	7,212	7,611	7,895
Common equity ratio	8.1%	8.3%	8.2%
Tangible common equity ratio[1]	6.2	6.3	6.2

Total Cumulative Shareholder Return[2]
Five-Year Period Ending December 31, 2025



December 31	2020	2021	2022	2023	2024	2025
Bank of America Corporation	$100	$150	$114	$119	$160	$205
S&P 500	100	129	105	133	166	196
KBW Bank Sector Index	100	138	109	108	148	196

BAC Five-Year Stock Performance



	2021	2022	2023	2024	2025
HIGH	$48.37	$49.38	$36.77	$47.77	$56.25
LOW	29.65	29.77	25.17	31.73	34.39
CLOSE	44.49	33.12	33.67	43.95	55.00

Book Value Per Share/Tangible Book Value Per Share[1]



	2021	2022	2023	2024	2025
Book Value Per Share	$30.37	$30.61	$33.16	$35.58	$38.44
Tangible Book Value Per Share[1]	$21.68	$21.83	$24.28	$26.37	$28.73

[1] Represents a non-GAAP financial measure. For more information on these measures and ratios, and a corresponding reconciliation to GAAP financial measures, see Supplemental Financial Data on page 70 and Non-GAAP Reconciliations on page 125 of the 2025 Financial Review section.

[2] This graph compares the yearly change in the Corporation's total cumulative shareholder return on its common stock with (i) the Standard & Poor's 500 Index and (ii) the KBW Bank Index from December 31, 2020, through December 31, 2025. The graph assumes an initial investment of $100 at the end of 2020 and the reinvestment of all dividends during the years indicated.

STAKEHOLDER CAPITALISM METRICS

This index presents our disclosures aligned to the Stakeholder Capitalism Metrics developed by the International Business Council (IBC) of the World Economic Forum (WEF) and the Sustainability Accounting Standards Board (SASB, now part of the International Sustainability Standards Board - ISSB). To streamline reporting and limit duplication, we reference our 2025 Sustainability at Bank of America document (www.bankofamerica.com) where applicable. We believe this disclosure helps to demonstrate how our work to drive Responsible Growth helps deliver for all our stakeholders — our teammates, clients, communities and shareholders — to create opportunity and growth for our clients and shareholders while empowering the communities in which we live and serve. In this index, we either reference existing disclosures or respond directly. We evaluate and select the metrics we believe are most relevant to our business model. We will continue to review the applicability of these metrics as reporting practices evolve. All reported data is for year-end December 31, 2025, unless otherwise noted. See page 62 for Cautionary Information and Forward-Looking Statements regarding Stakeholder Capitalism metrics.

INDICATES CORE IBC METRIC

Principles of Governance

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Governing purpose	**Setting Purpose:** The company's stated purpose, as the expression of the means by which a business proposes solutions to economic, environmental, and social issues. Corporate purpose should create value for all stakeholders, including shareholders.	This 2025 Annual Report to Shareholders and our 2026 Proxy Statement articulate how we drive Responsible Growth. Our 2025 Sustainability at Bank of America document also outlines how our purpose and sustainability leadership help create stakeholder value (refer to our corporate website at www.bankofamerica.com). **IBC**
	Purpose-led management: How the company's stated purpose is embedded in company strategies, policies, and goals.	
	Description of proxy voting and investee engagement policies and procedures.	Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill) clients enrolled in Merrill's investment advisory programs directly determine how to vote their proxies. Through investment advisory agreements, clients can elect to vote proxies themselves or, for certain programs and in certain situations, can elect to delegate proxy voting authority directly to the proxy voting service provider that Merrill makes available. As part of delegating to the proxy voting service provider, clients choose their proxy voting policy from among the provider's benchmark guidelines, socially responsible investing guidelines and Catholic faith-based guidelines. If the proxy voting service provider declines to exercise its proxy voting authority in respect of an issuer's meeting, the proxy voting authority reverts directly to clients. For Merrill's dual contract investment advisory programs, clients generally delegate proxy voting authority to the investment managers for their investment strategies. Merrill and its investment adviser affiliate Managed Account Advisors LLC do not accept or assume proxy voting authority from clients. Bank of America N.A. (BANA) Private Bank clients with fiduciary accounts generally delegate proxy voting authority to BANA. BANA votes proxies in accordance with its Proxy Voting Policy and Fiduciary Proxy Guidelines. An independent third party provides research and ballot execution support to BANA. BANA Private Bank clients may also choose to retain proxy voting authority and vote themselves. **SASB: FN-AC-410a.3**
Quality of governing body	**Governing Body Composition:** Composition of the highest governance body and its committees by: competencies relating to economic, environmental, and social topics; executive or non-executive; independence; tenure on the governance body; number of each individual's other significant positions and commitments, and the nature of the commitments; gender; membership of under-represented social groups; stakeholder representation.	Refer to the Proposal 1: Electing directors and the Committees and membership sections of our 2026 Proxy Statement on the investor section of our website (investor.bankofamerica.com). **IBC** **SASB: FN-AC-330a.1;** **SASB: FN-IB-330a.1**

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Quality of governing body (continued)	**Progress against strategic milestones:** Disclosure of the material strategic economic, environmental, and social milestones expected to be achieved in the following year, such milestones achieved from the previous year, and how those milestones are expected to or have contributed to long-term value.	Refer to our 2025 Sustainability at Bank of America document located on our corporate website (www.bankofamerica.com) for our Greenhouse Gas (GHG) emissions and other environmental data and targets. Other milestone progress includes: • Since setting our 10-year goal in 2021 to mobilize and deploy $1.5 trillion in sustainable finance by 2030, we have, as of December 31, 2025, cumulatively delivered nearly $924 billion, including approximately $497 billion directed toward the environmental transition. • Our Community Homeownership Commitment® helps homebuyers thrive through the power of homeownership. We've funded approximately $15 billion, and assisted more than 56,000 individuals and families with affordable home lending and provided more than $600 million in down payment and closing cost grants since 2019. • From 2013 to December 31, 2025 we have issued $14.93 billion (USD and Euros) in sustainability bonds which focus on areas such as clean energy, energy efficiency, affordable housing and economic opportunity. More information on our bond activity can be found on the investor section of our website (investor.bankofamerica.com). • In 2025 we provided more than $23 billion in sustainability-themed bond underwriting, globally. **IBC**
	Remuneration: 1. How performance criteria in the remuneration policies relate to the highest governance body's and senior executives' objectives for economic, environmental and social topics, as connected to the company's stated purpose, strategy, and long-term value. 2. Remuneration policies for the highest governance body and senior executives for the following types of remuneration: Fixed pay and variable pay, including performance-based pay, equity-based pay, bonuses, and deferred or vested shares, Sign-on bonuses or recruitment incentive payments, termination payments, clawback and retirement benefits.	Refer to the Compensation discussion and analysis section of our 2026 Proxy Statement on the investor section of our website (investor.bankofamerica.com). **IBC**
Ethical behavior	**Anti-corruption:** 1. Total percentage of governance body members, employees and business partners who have received training on the organization's anti-corruption policies and procedures, broken down by region. 2. (a) Total number and nature of incidents of corruption confirmed during the current year but related to previous years. (b) Total number and nature of incidents of corruption confirmed during the current year, related to this year. 3. Discussion of initiatives and stakeholder engagement to improve the broader operating environment and culture, in order to combat corruption.	1. 100% of Bank of America employees are required to take training on anti-bribery and anti-corruption policies as part of Bank of America's Code of Conduct training. 2. There have been no suspected incidents of corruption confirmed in 2025. 3. Employees and suppliers are engaged through training courses that cover gifts and entertainment, political contributions, hiring practices and third party considerations. Bank of America takes a zero-tolerance approach to bribery and corruption and seeks to comply with all relevant and applicable Anti-Bribery Anti-Corruption (ABAC) laws, rules and regulations. Understanding the ABAC policies is critical to avoid violations of law or policy, or even the perception of improper behavior. Refer to our Code of Conduct and Supplier Expectations on the investor section of our website (investor.bankofamerica.com). **IBC**
	Protected ethics advice and reporting mechanisms: A description of internal and external mechanisms for: 1. Seeking advice about ethical and lawful behavior and organizational integrity. 2. Reporting concerns about unethical or lawful behavior and organizational integrity. **SASB:** Description of approach to ensuring professional integrity, including duty of care.	Our Code of Conduct guides employees to behave with the highest level of integrity, honoring Bank of America's commitments to honest and ethical behavior and complying with applicable laws, rules, regulations and policies. Employees are each required annually to review and acknowledge our Code of Conduct. Refer to pages 8-12 of our Code of Conduct on the investor section of our website (investor.bankofamerica.com). Our Code of Conduct also includes further details on our professional integrity approach and policy. Additionally, refer to the Our company section of the Bank of America website (www.bankofamerica.com), in particular the Responsible Growth and Our Business Practices sections. **IBC** **SASB: FN-AC-270a.1; FN-AC-510a.2; FN-CB-510a.2; FN-CF-270a.1; FN-IB-510a.2; FN-IB-510b.4**
	Monetary losses from unethical behavior: Total amount of monetary losses as a result of legal proceedings associated with: fraud, insider trading, anti-trust, anti-competitive behavior, market manipulation, malpractice, or violations of other related industry laws or regulations.	For disclosure of certain legal proceedings, see Note 12, Commitments and Contingencies on page 176 of the 2025 Financial Review section. **IBC**

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Ethical behavior (continued)	**Alignment of strategy and policies to lobbying:** The significant issues that are the focus of the company's participation in public policy development and lobbying; the company's strategy relevant to these areas of focus; and any differences between its lobbying positions, purpose, and any stated policies, goals, or other public positions.	Refer to our Political Activities disclosure available on the investor section of our website (investor.bankofamerica.com). Additional information about Bank of America's public policy activities and related entities are listed in our 2025 Sustainability at Bank of America document on our corporate website (www.bankofamerica.com). **IBC**
	Description of whistleblower policies and procedures.	Refer to pages 10-11 of our Code of Conduct on our Bank of America Investor Relations website (investor.bankofamerica.com) for policies and procedures related to reporting ethical misconduct. **SASB: FN-CB-510A.2, FN-IB-510A.2, FN-AC-510A.2**
Customer treatment	**Transparent Information & Fair Advice for Customers:** Description of approach to informing customers about products and services.	Refer to the What we offer page within the Our company section of the Bank of America website (www.bankofamerica.com) for the Corporation's approach to serving its clients. Further, refer to the Responsible Growth section of the Bank of America website for information about how Bank of America operates globally. **SASB: FN-AC-270a.3**
Risk and opportunity oversight	**Integrating risk and opportunity into business process:** Company risk factor and opportunity disclosures that clearly identify the principal material risks and opportunities facing the company specifically (as opposed to generic sector risks), the company appetite in respect of these risks, how these risks and opportunities have moved over time and the response to those changes. These opportunities and risks should integrate material economic, environmental, and social issues, including climate change and data stewardship.	Refer to the Risk Management section of the 2025 Sustainability at Bank of America document on our corporate website (www.bankofamerica.com). **IBC** **SASB: FN-CB-230a.1; FN-CB-230a.2; FN-CB-550a.1; FN-CB-550a.2; FN-CF-230a.1; FN-CF-230a.3; FN-IB-550a.1; FN-IB-550a.2; FN-MF-450a.1; FN-MF-450a.2; FN-MF-450a.3**
	Economic, environmental, and social topics in capital allocation framework: How the highest governance body considers economic, environmental, and social issues when overseeing major capital allocation decisions, such as expenditures, acquisitions and divestitures.	Our company's Board of Directors (the Board) oversees the development and execution of our strategy. The Board engages with management on product and service offerings, economic opportunity, sustainable finance, sustainability topics, human capital management and efforts to be a Great Place to Work. Refer to the Governance section of our 2025 Sustainability at Bank of America document and the Managing Risk section of the 2025 Financial Review (starting on page 84). **IBC**
Data security	Description of approach to identifying and addressing data security risks.	Refer to our Information Security and Privacy Policies available on www.bankofamerica.com/security and www.bankofamerica.com/privacy, in addition to the Compliance and Operational Risk Management section on page 120 of the 2025 Financial Review for detail on our approach to data security risks and compliance with applicable laws and regulations. **SASB: FN-CB-230a.2; FN-CF-230a.3**
Systemic risk management	Global Systemically Important Bank (G-SIB) score, by category.	Our G-SIB surcharge is 3.0% (Method 2) as of 4Q 2025, and the Method 1 surcharge is 1.5%. Refer to page 88 of the 2025 Financial Review for further details. Additionally, refer to our Banking Organization Systematic Risk Report FR Y-15 filing for further information that factors into our calculation. **SASB: FN-CB-550a.1; FN-IB-550a.1**
	Description of approach to incorporation of results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities.	We conduct capital scenario management and stress forecasting on a regular basis to better understand balance sheet, earnings and capital sensitivities to a wide range of economic and business scenarios, including economic and market conditions that are more severe than anticipated. Refer to the Corporation-wide Stress Testing section on pages 87-88 and the Capital Management section on page 87 of the 2025 Financial Review. **SASB: FN-CB-550a.2; FN-IB-550a.2**
Stakeholder engagement	**Material issues impacting stakeholders:** A list of the topics that are material to key stakeholders and the company, how the topics were identified, and how the stakeholders were engaged.	Refer to our 2025 Sustainability at Bank of America document for a list of these topics (www.bankofamerica.com). Topics are based on stakeholder engagement, in part through our National Community Advisory Council, a forum of senior leaders representing a wide range of policy perspectives from research institutes, think tanks and other organizations focused on economic opportunity, consumer advocacy, community development, civil rights and environmental matters. **IBC**

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Incorporation of environmental, social and governance factors in credit analysis	(1) Number and (2) total value of investments and loans incorporating integration of environmental, social, and governance (ESG) factors, by industry.	Refer to the Sustainable Financing section of our 2025 Sustainability at Bank of America document (www.bankofamerica.com) for information on our Sustainable Finance commitment and progress to goal. **SASB: FN-IB-410a.2**
	Description of approach to incorporation of environmental, social, and governance (ESG) factors in credit analysis, in investment banking and brokerage activities and in wealth management processes and strategies.	Refer to the Environmental and Social Areas of Heightened Sensitivity section in our 2025 Sustainability at Bank of America document (www.bankofamerica.com) for information on our approach to incorporating these factors into our risk management activities. **SASB: FN-CB-410a.2; FN-IB-410a.3; FN-AC-410a.2**
	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability themed investing, and (3) screening.	As of December 31, 2025, Bank of America had approximately $64.2 billion of client balances in Sustainable and Impact Investments. **SASB: FN-AC-410a.1**
Customer privacy	Number of account holders whose information is used for secondary purposes.	Bank of America is committed to collecting, using and sharing personal information responsibly across all channels—online, in our financial centers, and through other interactions. Refer to www.bankofamerica.com/privacy for details on how we process personal information, and the choices customers have to control its use and sharing. Our employees across the Corporation play a role in protecting customer information and are required to complete annual training on data privacy topics to help reinforce safe practices and regulatory compliance. **SASB: FN-CF-220a.1**

Planet*		

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Climate change	**Greenhouse Gas (GHG) emissions:** For all relevant greenhouse gases (e.g. carbon dioxide, methane, nitrous oxide, F-gases etc.), report in metric tonnes of carbon dioxide equivalent (tCO2e) GHG Protocol Scope 1 and Scope 2 emissions. Estimate and report material upstream and downstream (GHG Protocol Scope 3) emissions where appropriate.	Refer to the Metrics and Targets section of our 2025 Sustainability at Bank of America document (www.bankofamerica.com) for our 2024 GHG emissions* (tCO2e). **IBC**
	TCFD implementation: Fully implement the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). If necessary, disclose a timeline of at most three years for full implementation. Disclose whether you have set, or have committed to set GHG emissions targets that are in line with the goals of the Paris Agreement – to limit global warming to well-below 2°C above pre-industrial levels and pursue efforts to limit warming to 1.5°C – and to achieve net-zero emissions before 2050. **Financed emissions:** Absolute gross financed emissions disaggregated by Scope 1, Scope 2 and Scope 3; Total amount of assets under management (AUM) included in the financed emissions disclosure; Gross exposure for each industry by asset class; Percentage of gross exposure included in the financed emissions calculation; Description of the methodology used to calculate financed emissions.	Our 2025 Sustainability at Bank of America document (www.bankofamerica.com) is aligned to the ISSB framework. The ISSB framework incorporates the recommendations of the Task Force on Climate-Related Financial Disclosures, which has now disbanded and under which Bank of America previously reported in 2020, and 2022-2024. Our 2025 Sustainability at Bank of America document provides financed emissions baseline data and methodology for applicable industry sectors (Metrics and Targets section). **IBC** **SASB: FN-AC-410b.1; FN-CB-410b.1; FN-AC-410b.2, FN-CB-410b.2; FN-AC-410b.3, FN-CB-410b.3; FN-AC-410b.4; FN-CB-410b.4**
	Paris-aligned GHG emissions targets: Define and report progress against time-bound science-based GHG emissions targets that are in line with the goals of the Paris Agreement – to limit global warming to well-below 2°C above pre-industrial levels and pursue efforts to limit warming to 1.5°C. This should include defining a date before 2050 by which you will achieve net-zero greenhouse gas emissions and interim reduction targets based on the methodologies provided by the Science Based Targets initiative if applicable.	Bank of America has a goal to achieve net zero GHG emissions across its financing activity, operations and supply chain before 2050. Refer to Our Net Zero Goals and Metrics and Targets sections of our 2025 Sustainability at Bank of America document located on our corporate website (www.bankofamerica.com) for our 2024 GHG emissions.* **IBC**
Fresh water availability	**Water consumption and withdrawal in water-stressed areas:** Report for operations where material, mega litres of water withdrawn, mega litres of water consumed and the percentage of each in regions with high or extremely high baseline water stress according to WRI Aqueduct water risk atlas tool. Estimate and report the same information for the full value chain (upstream and downstream) where appropriate.	Refer to the Metrics and Targets section of our 2025 Sustainability at Bank of America document (www.bankofamerica.com). **IBC**

*2025 environmental data is expected to be published later in 2026.

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Nature loss	**Land use and ecological sensitivity:** Report the number and area (in hectares) of sites owned, leased or managed in or adjacent to protected areas and/or key biodiversity areas (KBA).	Refer to the Metrics and Targets section of our 2025 Sustainability at Bank of America document (www.bankofamerica.com). **IBC**
Air pollution	**Air pollution:** Report wherever material along the value chain: Nitrogen oxides (NOx), sulphur oxides (SOx), particulate matter and other significant air emissions. Wherever possible, estimate the proportion of specified emissions that occur in or adjacent to urban/densely populated areas.	Refer to the Metrics and Targets section of our 2025 Sustainability at Bank of America document (www.bankofamerica.com). **IBC**
	Impact of air pollution: Report wherever material along the value chain, the valued impact of air pollution, including nitrogen oxides (NOx), sulfur oxides (SOx), particulate matter and other significant air emissions.	Refer to the Metrics and Targets section of our 2025 Sustainability at Bank of America document (www.bankofamerica.com). **IBC**
Environmental risk to mortgaged properties	(1) Number and (2) value of mortgage loans in 100-year flood zones.	As of December 31, 2025, the Corporation had 38,606 loans with a book value of $17.7 billion in 100-year flood zones according to the Federal Emergency Management Agency (FEMA) definition. **SASB: FN-MF-450a.1**
	(1) Total expected loss and (2) Loss Given Default (LGD) attributable to mortgage loan default and delinquency due to weather related natural catastrophes, by geographic region.	The Corporation regularly monitors natural disasters and given our robust insurance requirements, client selection process and portfolio asset quality (borrower's equity), we have experienced no significant losses. However, there is no assurance that this may not change based on the severity and location of weather-related natural catastrophes. Refer to the Managing Climate Risk section of our 2025 Sustainability at Bank of America document (www.bankofamerica.com) for information on scenario analysis and stress testing. **SASB: FN-MF-450a.2**
	Description of how climate change and other environmental risks are incorporated into mortgage origination and underwriting.	Recognizing that certain sectors and geographies are more sensitive to climate-related and environmental risks, we undertake enhanced due diligence to analyze lending activities in these sectors and geographies to evaluate the associated credit risks. Evaluation of environmental matters may include land and water use impacts, a remediation/reclamation track record (if applicable), climate risk reporting, community and stakeholder engagement and overall transparency. For acute physical risks, which are event-driven extreme weather events such as cyclones, hurricanes, or floods, the Corporation follows Federal flood insurance regulations and the industry's mortgage hazard insurance (including fire/wind coverage) during underwriting. Flood insurance requirements are based on flood zones determined by FEMA. Insurance coverage amounts require replacement value of property with policy parameters following industry standards for minimum/maximum. **SASB: FN-MF-450a.3**

Prosperity

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Employment and wealth generation	**Absolute number and rate of employment:** 1. Total number and rate of new employee hires during the reporting period, by age group, gender, other indicators of diversity and region. 2. Total number and rate of employee turnover during the reporting period, by age group, gender, other indicators of diversity and region.	See below for calendar year 2025 data. **IBC** **SASB.FN-IB-550b.1; FN-IB-550b.2; FN-IB-550b.3**

	External Hiring	Turnover
Women	47%	7%
Men	53%	8%
White	35%	8%
Black / African American	19%	9%
Hispanic / Latino	28%	10%
Asian	14%	7%
American Indian / Alaska Native	1%	12%
Native Hawaiian / Other Pacific Islander	0.2%	7%
Two or more	4%	11%
United States	75%	8%
Asia Pacific	19%	6%
Europe, Middle East & Africa	5%	5%
Latin America	1%	3%
Canada	0.4%	7%

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT

	Economic Contribution:
	
	1. Direct economic value generated and distributed (EVG&D) — on an accrual basis, covering the basic components for the organization's global operations, ideally split out by:
	    a. Revenue
	    b. Operating Costs
	    c. Employee wages and benefits
	    d. Payments to providers of capital
	    e. Payments to government
	    f. Community Investment
	
	2. Financial assistance received from the government - Total monetary value of financial assistance received by the organization from any government during the reporting period.
		1a.–d. Refer to the Notes to Consolidated Financial Statements, beginning on page 134 of the 2025 Financial Review section.
		
		1e. Refer to Total Tax Paid metric below.
		
		1f. 2025 Total philanthropic giving was more than $289 million.
		
		2. The Corporation did not benefit from any direct capital or liquidity assistance from the U.S. government and the Corporation does not consider income tax credits to be applicable. See the Corporation's response for the Total Tax Paid metric below for more information.
		
		IBC

Wealth creation and employment	**Financial investment contribution disclosure:** 1. Total capital expenditures (CapEx) minus depreciation supported by narrative to describe the company's investment strategy. 2. Share buybacks plus dividend payments supported by narrative to describe the company's strategy for returns of capital to shareholders.	1. Bank of America's current investment strategy heavily prioritizes its technology and real estate infrastructure. The Corporation invests annually to improve operational efficiencies for the Corporation and innovate for our customers. As part of driving operational efficiencies, we continue to invest in projects to achieve Leadership in Energy and Environmental Design (LEED) and other certifications in our real estate footprint, deploy renewable energy projects, and transition to an electric vehicle fleet. 2. For more information outlining our return of capital to shareholders, see Note 13, Shareholders' Equity on page 181 of the 2025 Financial Review section. **IBC**
Community and social vitality	**Total tax paid:** The total global tax borne by the company, including corporate income taxes, property taxes, non-creditable VAT and other sales taxes, employer-paid payroll taxes and other taxes that constitute costs to the company, by category of taxes.	The table set forth below reflects the approximate amount of each category of tax paid by the Corporation globally. U.S. income tax law provides investors in affordable housing projects, renewable energy projects and other activities that further societal goals with credits that can reduce income taxes otherwise owed. The amount shown in the table for Corporate Income Taxes paid would have been approximately $3 billion higher were it not for these credits, reflecting our support of these projects and activities.

Global Tax Paid in 2025 ($ in billions)	
Corporate Income Taxes	3.9
Property Taxes	0.2
Non-creditable VAT and Other Sales Taxes	0.5
Employer-paid Payroll Taxes	2.1
Other Taxes	1.1
Total	**7.8**

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Innovation in better products and services	**Total R&D expenses ($):** Total costs related to research and development. Innovation is key to prosperity and total costs relating to R&D can be regarded as a basic indication of a company's efforts to innovate new products and services and be fit for the future. This can also provide insights into the capacity of the company to create new offerings, generate social or environmental benefits and more detailed specific disclosure could demonstrate progress against the Sustainable Development Goals (SDGs).	Given the nature of our business and our commitment to delivering Responsible Growth, Bank of America invests significantly in research and development to advance our software capabilities. These investments support innovation, operational excellence, product enhancement, security, and regulatory compliance. While R&D spending reflects our dedication to developing innovative solutions and improving the client experience, it represents only one dimension of how we are preparing for the future by 2030. We also continue to direct capital toward our 10-year $1.5 trillion Sustainable Finance goal, which supports the environmental transition and fosters community development. For more information, refer to our Annual Report to Shareholders and our 2025 Sustainability at Bank of America document, available on our corporate website (www.bankofamerica.com). **IBC**
Financial inclusion	(1) Number and (2) amount of loans outstanding that qualify for programmes designed to promote small business and community development. (1) Number and (2) amount of past due and nonaccrual loans or loans subject to forbearance that qualify for programmes designed to promote small business and community development.	We extended approximately $6.4 billion in low- and moderate-income loans to small businesses in 2025. Refer to this Annual Report to Shareholders and our 2025 Sustainability at Bank of America document for more information on small business and community support (www.bankofamerica.com). **SASB: FN-CB-240a.1; FN-CB-240a.2**
	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers.	As of year-end 2025, we had more than 8.5 million Bank of America Advantage SafeBalance Banking® accounts. SafeBalance® offers simple banking with an easy-to-use experience and access to our digital banking capabilities to help customers manage their financial lives. SafeBalance® helps prevent overspending and is a great start for students and young adults — no monthly maintenance fee if under age 25 or maintaining a minimum daily balance of $500 in the account. SafeBalance® is certified as meeting Bank On National Account Standards for safe and affordable bank accounts. **SASB: FN-CB-240a.3**
	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers.	We provide financial education to everyone, customer or not, through the Better Money Habits® financial education platform. Better Money Habits is a resource that helps individuals and families build know-how on topics ranging from budgeting and saving to home ownership and retirement — designed for the way people want to learn today. **SASB: FN-CB-240a.4**

People

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Dignity and equality	**Diversity and inclusion (%):** Percentage of employees per employee category, per age group, gender and other indicators of diversity (e.g. ethnicity). Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees.	Refer to the Human Capital Management section of this Annual Report to Shareholders. **IBC** **SASB: FN-IB-330A.1; FN-AC-330A.1**
	Pay equality: Ratio of the basic salary and remuneration for each employee category by significant locations of operation for priority areas of equality: women to men; minor to major ethnic groups; and other relevant equality areas. **SASB:** Percentage of total remuneration that is variable for Material Risk Takers (MRTs); Percentage of variable remuneration of Material Risk Takers (MRTs) to which malus or clawback provisions were applied; Discussion of policies around supervision, control, and validation of traders' pricing of Level 3 assets and liabilities.	Refer to the Compensation governance and risk management section of our 2026 Proxy Statement available on the investor section of our website (investor.bankofamerica.com). We conduct rigorous analysis with outside experts to examine individual employee pay before year-end compensation decisions are finalized, adjusting compensation where appropriate. The results of our equal pay for equal work review are disclosed in our Proxy Statement. SASB: Variable incentive remuneration awards (both annual and deferred) are subject to distinct features that can result in the awards being cancelled or prior payments being clawed back in the event of certain detrimental conduct or financial losses. We believe these features encourage appropriate behavior and manage risk in our compensation program. For individual Material Risk Takers in the Investment Bank & Brokerage sector, 100% of deferred variable compensation is subject to clawback. For compensation related to 2025, approximately 80% of total remuneration was variable, of which 71.9% was deferred and therefore subject to clawback. Refer to the Critical Accounting Estimates section on page 122 and Notes 1 and 20 of the 2025 Financial Review on pages 134 and 192. **IBC** **SASB: FN-IB-550b.1; FN-IB-550b.2; FN-IB-550b.3**

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Dignity and equality (continued)	**Wage level (%):** 1. Ratios of standard entry-level wage by gender compared to local minimum wage. 2. Ratio of CEO's total annual compensation to median total annual compensation of all employees (excluding the CEO).	1. We continue to be a leader in establishing a minimum rate of U.S. pay and have achieved our goal to increase our minimum hourly wage for U.S. employees to $25 by 2025. We compare our average U.S. hourly pay and benefits to living wage standards utilizing the Massachusetts Institute of Technology Living Wage Calculator. The Living Wage calculator is a market based approach that measures the basic needs of a family including items such as food, childcare, health insurance and housing costs. Based on this approach, we are above the living wage for a family in all of our U.S. markets when we consider our average hourly pay plus benefits in alignment with the living wage definition. 2. Refer to the CEO pay ratio section of our 2026 Proxy Statement on the investor section of our website (investor.bankofamerica.com). **IBC**
	Risk for incidents of child, forced or compulsory labor: An explanation of the operations and suppliers considered to have significant risk for incidents of child labor, forced or compulsory labor. Such risks could emerge in relation to type of operation (such as manufacturing plant) and type of supplier; or countries or geographic areas with operations and suppliers considered at risk.	Refer to our Modern Slavery Act Statement (www.bankofamerica.com), which is updated annually. **IBC**
	Freedom of Association and Collective Bargaining at Risk (%): 1. Percentage of active workforce covered under collective bargaining agreements. 2. An explanation of the assessment performed on suppliers for which the right to freedom of association and collective bargaining is at risk including measures taken by the organization to address these risks.	1. No U.S.-based employees are subject to collective bargaining agreements. 2. We do not currently conduct this assessment. **IBC**
Human rights	**Human rights review, grievance impact & modern slavery:** 1. Total number and percentage of operations that have been subject to human rights reviews or human rights impact assessments, by country. 2. Number and type of grievances reported with associated impacts related to a salient human rights issue in the reporting period and an explanation on type of impacts. 3. Number and percentage of operations and suppliers considered to have significant risk for incidents of child labor, forced or compulsory labor. Such risks could emerge in relation to: a) type of operation (such as manufacturing plant) and type of supplier; and b) countries or geographic areas with operations and suppliers considered at risk.	1. Our operations and suppliers undergo human rights assessments to identify actual and potential human rights risks. 3. 253, or 7% of our suppliers, are in industries which are considered to have risk for incidents of child labor, forced labor or compulsory labor. For more information on how we address suppliers in these industries, refer to our Modern Slavery Act Statement. Our Human Rights statement and Supplier Expectations also outline our position on human rights, all of which are on our corporate website (www.bankofamerica.com). **IBC**
Health and well being	**Health and Safety (%):** 1. The number and rate of fatalities as a result of work-related injury; high-consequence work-related injuries (excluding fatalities); recordable work-related injuries, main types of work-related injury; and the number of hours worked. 2. An explanation of how the organization facilitates workers' access to non-occupational medical and healthcare services and the scope of access provided for employees and workers.	1. This metric is not significant for the banking industry. 2. Our Global Corporate Security and Executive Protection team supports workplace safety, health and security in a variety of ways including bank-managed security and threat mitigation programs, review and investigation of reported workplace injuries and illnesses, close partnerships with law enforcement agencies, and robust employee safety and health programs and training campaigns—all designed to comply with national, regional and local regulations, and the duty of care obligations that are in place to provide a safe, healthy and secure work environment. Refer to the Human Capital section of this Annual Report to Shareholders for more on employee health and wellness benefits. **IBC**
Skills for the future	**Training provided (#, $):** 1. Average hours of training per person that the organization's employees have undertaken during the reporting period, by gender and employee category (total number of trainings provided to employees divided by the number of employees). 2. Average training and development expenditure per full time employee.	1. See below 2. Cost of training = $1,979 per person, per year

Average Training Hours Calendar year 2025	
Per person	36
Women	37
Men	35
White	31
Black / African American	41
Hispanic / Latino	49
Asian	33
American Indian / Alaska Native	44
Native Hawaiian / Other Pacific Islander	37
Two or more races	44

FRAMEWORK THEME	WEF/SASB INDICATOR	RESPONSE/FRAMEWORK ALIGNMENT
Skills for the future (continued)	**Number of unfilled "Skilled" positions (#, %):** 1. Number of Unfilled "Skilled" positions (#), 2. Percentage of Unfilled "Skilled" positions for which the company will hire unskilled candidates and train them (%).	As part of our commitment to being a Great Place to Work, Bank of America partners with, among others, third party organizations to recruit talent and drive economic opportunity. At Bank of America, hiring teammates with a range of education and experience, including those who do not have a bachelor's degree, is one way we continue to provide opportunity and strengthen our company. We provide educational trainings and resources to help prepare teammates with the skills and knowledge for working in financial services. The Academy, our award-winning onboarding, education and professional development organization, is dedicated to the career success of all employees, offering programs that help teammates hit the ground running in a new role and upskilling to help them take their career to the next level. **IBC**

SASB Activity Metrics/Other

Reference	Response	
FN-CB-000.B, FN-MF-000.A	Refer to Note 5, Outstanding Loans and Leases and Allowance for Credit Losses, on page 155 of the 2025 Financial Review.	
FN-IB-000.C, FN-AC-000.A FN-AC-000.B	Refer to the Global Markets section of the 2025 Financial Review on page 82 for this market making transaction data (fixed income, equity, currency, derivatives, and commodity products).	
FN-CB-000.A, FN-CB-000.B	For more on consumer and small business deposits, refer to the Business Segment Operations section of the 2025 Financial Review. Our Consumer Banking segment deposit information includes Small Business.	
FN-IB-510b.3; FN-AC-270a.2; FN-CF-220A.2, FN-MF-270a.3, FN-CF-270a.5, FN-MF-270b.2	For disclosure of certain legal proceedings, see Note 12, Commitments and Contingencies on page 176 of the 2025 Financial Review.	
FN-IB-000.A	(1) Number and (2) value of (a) underwriting, (b) advisory, and (c) securitization transactions.	Refer to the Global Investment Banking section on page 81 of the 2025 Financial Review for certain disclosure of our Investment Banking activity and Note 6 on page 166 of the 2025 Financial Review for certain disclosure of our securitization.
FN-IB-000.C	(1) Number and (2) value of market making transactions in (a) fixed income, (b) equity, (c) currency, (d) derivatives, and (e) commodity products.	Refer to our Global Markets disclosure on page 82 of the 2025 Financial Review for disclosure of the financial results associated with the Corporation's market making transactions.
FN-AC-000.A	(1) Total registered and (2) total unregistered assets under management (AUM).	Refer to the Corporation's Global Wealth & Investment Management Key Indicators and Metrics on page 79 of the 2025 Financial Review for our total Assets Under Management. Additionally, refer to the Client Balances subsection for further detail on the Corporation's client balances under management.
FN-AC-000.B	Total assets under custody and supervision.	Refer to the Corporation's Global Wealth & Investment Management Key Indicators and Metrics on page 79 of the 2025 Financial Review for our total Assets Under Management. Additionally, refer to the Client Balances subsection for further detail on the Corporation's client balances under management.
FN-MF-270a.1	(1) Number and (2) value of residential mortgage loans held in the entity's portfolio.	Refer to Note 5, Loans and Leases and Allowance for Credit Losses on page 155 of the 2025 Financial Review.

Cautionary Information and Forward-Looking Statements

This report contains certain statements regarding Responsible Growth and statements related to sustainability, including the environment, the communities served by Bank of America Corporation (Company) and human capital (collectively, the Sustainability Information). Any inclusion of Sustainability Information in this report, whether in the Stakeholder Capitalism Metrics section or otherwise, is not an indication that the subject or information is material to the Company for U.S. Securities and Exchange Commission (SEC) reporting purposes or any other purposes. Such Sustainability Information may be based on current or historic opinions, strategies, aspirations, commitments, goals, targets and objectives which continue to evolve and develop, and there is no promise or guarantee that such aspirations, commitments, goals, targets and objectives will be met. The Sustainability Information is as of the date of this report and subject to change without notice.

Additionally, certain statements contained in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the Company's business and the Sustainability Information regarding its strategies, aspirations, commitments, goals, targets and objectives, such as its goal to achieve net zero greenhouse gas emissions before 2050 in its financing activities, operations and supply chain and sustainable finance goal, which may evolve over time. The Company uses words such as "anticipates," "targets," "expects," "hopes," "estimates," "intends," "plans," "goals," "believes," "continue" and other similar expressions or future or conditional verbs such as "will," "may," "might," "should," "would" and "could" to identify forward-looking statements. Forward-looking statements are not based on historical facts, but reflect management's current expectations, plans or forecasts, are not guarantees of future results or performance, involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict and often beyond the Company's control and are inherently uncertain.

You should not place undue reliance on any forward-looking statement. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements due to a variety of factors, including global socio-demographic and economic trends, energy prices, technological innovations and advances, climate-related conditions and weather events, legislative and regulatory changes, public policies, engagement with clients, suppliers, investors, government officials and other stakeholders, the quality and availability of third-party data, including data measured, tracked and provided by data providers, the Company's clients and other stakeholders, the Company's ability to gather and verify data, the Company's ability to successfully implement sustainability-related initiatives under expected time frames, third-party expectations, policies and procedures and other unforeseen events or conditions. Discussion of additional factors, including uncertainties and risks, can be found in the Company's 2025 Annual Report on Form 10-K and subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

References to the Company's 2025 Sustainability at Bank of America document and other Company documents, disclosures and publications, and any website references (including any hyperlinks) in this report are provided for convenience only, and the content of which is not incorporated by reference into this report.



2025 Financial Review

Financial Review
Table of Contents

	Page
Executive Summary	66
Recent Developments	66
Financial Highlights	66
Balance Sheet Overview	68
Supplemental Financial Data	70
Business Segment Operations	75
Consumer Banking	76
Global Wealth & Investment Management	78
Global Banking	80
Global Markets	82
All Other	83
Managing Risk	84
Strategic Risk Management	87
Capital Management	87
Liquidity Risk	93
Credit Risk Management	98
Consumer Portfolio Credit Risk Management	98
Commercial Portfolio Credit Risk Management	103
Non-U.S. Portfolio	109
Loan and Lease Contractual Maturities	111
Allowance for Credit Losses	112
Market Risk Management	114
Trading Risk Management	115
Interest Rate Risk Management for the Banking Book	118
Mortgage Banking Risk Management	120
Compliance and Operational Risk Management	120
Reputational Risk Management	122
Critical Accounting Estimates	122
Non-GAAP Reconciliations	125

Management's Discussion and Analysis of Financial Condition and Results of Operations

Bank of America Corporation (the Corporation) and its management may make certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as "anticipates," "targets," "expects," "hopes," "estimates," "intends," "plans," "goals," "outlook," "believes," "continue" and other similar expressions or future or conditional verbs such as "will," "may," "might," "should," "would" and "could." Forward-looking statements represent the Corporation's current expectations, plans or forecasts of its or its lines of business future results, which may include, among other measures, revenue, liquidity, net interest income, other income, provision for credit losses, expenses, operating leverage, effective tax rate, efficiency ratio, capital measures, deposits and assets, as well as strategy, future business and economic conditions more generally, and other future matters. These statements are not guarantees of future results or performance and involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict and are often beyond the Corporation's control. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider the following uncertainties and risks, as well as the risks and uncertainties more fully discussed under Item 1A. Risk Factors of our 2025 Annual Report on Form 10-K: and in any of the Corporation's subsequent U.S. Securities and Exchange Commission (SEC) filings: the Corporation's potential judgments, orders, settlements, penalties, fines and reputational damage, which are inherently difficult to predict, resulting from pending, threatened or future litigation and regulatory inquiries, demands, requests, investigations, proceedings and enforcement actions, which the Corporation is subject to in the ordinary course of business, including matters related to our processing of unemployment benefits for California and certain other states, the features of our automatic credit card payment service, the adequacy of the Corporation's anti-money laundering and economic sanctions programs and the processing of electronic payments, including through the Zelle network, and related fraud, which are in various stages; in connection with ongoing litigation, the impact of certain changes to Visa's and Mastercard's respective card payment network rules and reductions in interchange fees for U.S.-based merchants; the possibility that the Corporation's future liabilities may be in excess of its recorded liability and estimated range of possible loss for litigation, and regulatory and government actions; the impact of U.S. and global interest rates (including the potential for ongoing fluctuations in interest rates), inflation, currency exchange rates, economic conditions, trade policies and tensions, including changes in, or the imposition of, tariffs and/or trade barriers and the economic impacts, volatility and uncertainty resulting therefrom, which may have varying effects across industries and geographies, and geopolitical instability; uncertainties about the financial stability and growth rates of non-U.S. jurisdictions, the risk that those jurisdictions may face difficulties servicing their sovereign debt, and related stresses on financial markets, currencies and trade, and the Corporation's exposures to such risks, including direct, indirect and operational; the impact of the interest rate, inflationary, macroeconomic, banking and regulatory environment on the Corporation's assets, business, financial condition and results of operations; the impact

of adverse developments affecting the U.S. or global banking industry, including bank failures and liquidity concerns, resulting in worsening economic and market volatility, and regulatory responses thereto; the possibility that future credit losses may be higher than currently expected, including due to changes in economic assumptions, which may include unemployment rates, real estate prices, gross domestic product levels and corporate bond spreads, customer behavior, adverse developments with respect to U.S. or global economic conditions and other uncertainties, such as the impact of trade policies, supply chain disruptions, inflationary pressures and labor shortages on economic conditions and our business; potential losses related to the Corporation's concentration of credit risk; the Corporation's ability to achieve its expense targets (including noninterest expense) and expectations regarding revenue, net interest income, operating leverage, other income, provision for credit losses, net charge-offs, effective tax rate, loan or deposit growth or other projections and targets; variances to the underlying assumptions and judgments used in estimating banking book net interest income sensitivity; adverse changes to the Corporation's credit ratings from the major credit rating agencies; an inability to access capital markets or maintain deposits or borrowing costs; estimates of the fair value and other accounting values, subject to impairment assessments, of certain of the Corporation's assets and liabilities; the estimated or actual impact of changes in accounting standards or assumptions in applying those standards; uncertainty regarding the content, timing and impact of regulatory capital and liquidity requirements; the impact of adverse changes to total loss-absorbing capacity requirements, stress capital buffer requirements and/or global systemically important bank surcharges; the potential impact of actions of the Board of Governors of the Federal Reserve System on the Corporation's capital plans; the effect of changes in or interpretations of income tax laws and regulations, including impacts from the 2025 Budget Reconciliation Act; the impact of implementation and compliance with U.S. and international laws, regulations and regulatory interpretations, including recovery and resolution planning requirements, Federal Deposit Insurance Corporation assessments, the Volcker Rule, fiduciary standards, derivatives regulations and potential changes to loss allocations between financial institutions and customers, including for losses incurred from the use of our products and services, including electronic payments and payment of checks, that were authorized by the customer but induced by fraud; the impact of failures or disruptions in or breaches of the Corporation's operations or information systems, or those of various third parties, including regulators and federal and state governments, such as from cybersecurity incidents; the risks related to the development, implementation, use and management of emerging technologies, including artificial intelligence; the risks related to the transition and physical impacts of climate change; our ability to achieve environmental goals or the impact of any changes in the Corporation's sustainability or human capital management strategy or goals; the impact of uncertain or changing political conditions, federal government shutdowns and uncertainty regarding the federal government's debt limit or changes in fiscal, monetary, trade or regulatory policy; the emergence of widespread health emergencies or pandemics; the impact of natural disasters, extreme weather events, military conflicts (including the Russia/Ukraine conflict, the conflicts in the Middle East, the possible expansion of such conflicts and potential geopolitical consequences), civil unrest, terrorism or other geopolitical events; and other matters.

Forward-looking statements speak only as of the date they are made, and the Corporation undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Notes to the Consolidated Financial Statements referred to in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are incorporated by reference into the MD&A. Certain prior-year amounts have been reclassified to conform to current-year presentation. Throughout the MD&A, the Corporation uses certain acronyms and abbreviations that are defined in the Glossary.

Executive Summary

Business Overview

The Corporation is a Delaware corporation, a bank holding company (BHC) and a financial holding company. When used in this report, "Bank of America," "the Corporation," "we," "us" and "our" may refer to Bank of America Corporation individually, Bank of America Corporation and its subsidiaries, or certain of Bank of America Corporation's subsidiaries or affiliates. Our principal executive offices are located in Charlotte, North Carolina. Through our various bank and nonbank subsidiaries throughout the U.S. and in international markets, we provide a diversified range of banking and nonbank financial services and products through four business segments: *Consumer Banking*, *Global Wealth & Investment Management (GWIM)*, *Global Banking* and *Global Markets*, with the remaining operations recorded in *All Other*. We operate our banking activities primarily under the Bank of America, National Association (Bank of America, N.A. or BANA) charter. At December 31, 2025, the Corporation had $3.4 trillion in assets and a headcount of approximately 213,000 employees. As of December 31, 2025, we served clients through operations across the U.S., its territories and more than 35 countries and/or jurisdictions. Our retail banking footprint covers all major markets in the U.S., and we serve approximately 69 million consumer and small business clients with approximately 3,600 retail financial centers, approximately 15,000 automated teller machines (ATMs), and leading digital banking platforms (www.bankofamerica.com) with approximately 49 million active users, including approximately 41 million active mobile users. We offer industry-leading support to approximately four million small business households. Our *GWIM* businesses, with client balances of $4.8 trillion, provide tailored solutions to meet client needs through a full set of investment management, brokerage, banking, trust and retirement products. We are a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world.

Recent Developments

Capital Management

On February 3, 2026, the Board of Directors (Board) declared a quarterly common stock dividend of $0.28 per share, payable on March 27, 2026 to shareholders of record as of March 6, 2026.

For more information on our capital resources and regulatory developments, see Capital Management beginning on page 87.

Financial Highlights

Effective in the fourth quarter of 2025, the Corporation elected to change accounting methods for its tax-related affordable housing, eligible wind renewable energy and solar renewable energy equity investments, which were applied on a retrospective basis. The Corporation determined that the new accounting methods are preferable, as they better align the financial statement presentation with the economic impact of these equity investments. The primary impact of the accounting changes is a reclassification between income statement line items that nets income tax credits and benefits against the investment expense. Certain prior-period information presented herein has been revised to reflect the accounting method changes. For more information, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements and Exhibit 18 to this Annual Report on Form 10-K.

Table 1   Summary Income Statement and Selected Financial Data

(Dollars in millions, except per share information)	2025	2024
Income statement		
Net interest income	$ 60,096	$ 56,060
Noninterest income	53,001	49,796
Total revenue, net of interest expense	113,097	105,856
Provision for credit losses	5,675	5,821
Noninterest expense	69,727	66,812
Income before income taxes	37,695	33,223
Income tax expense	7,186	6,250
Net income	30,509	26,973
Preferred stock dividends and other	1,454	1,629
Net income applicable to common shareholders	$ 29,055	$ 25,344
Per common share information		
Earnings	$ 3.86	$ 3.23
Diluted earnings	3.81	3.19
Dividends paid	1.08	1.00
Performance ratios		
Return on average assets [1]	0.89 %	0.82 %
Return on average common shareholders' equity [1]	10.59	9.53
Return on average tangible common shareholders' equity [2]	14.22	12.94
Efficiency ratio [1]	61.65	63.12
Balance sheet at year end		
Total loans and leases	$ 1,185,700	$ 1,095,835
Total assets	3,411,738	3,261,299
Total deposits	2,018,729	1,965,467
Total liabilities	3,108,495	2,967,336
Total common shareholders' equity	277,251	270,804
Total shareholders' equity	303,243	293,963

[1] For definitions, see Key Metrics on page 211.
[2] Return on average tangible common shareholders' equity is a non-GAAP financial measure. For more information and a corresponding reconciliation to the most directly comparable financial measures defined by accounting principles generally accepted in the United States of America (GAAP), see Non-GAAP Reconciliations on page 125.

Net income was $30.5 billion, or $3.81 per diluted share, in 2025 compared to $27.0 billion, or $3.19 per diluted share, in 2024. The increase in net income was due to higher net interest income and noninterest income, and lower provision for credit losses, partially offset by higher noninterest expense.

For discussion and analysis of our consolidated and business segment results of operations for 2024 compared to 2023, see the Financial Highlights and Business Segment Operations sections in the MD&A of the Corporation's 2024 Annual Report on Form 10-K.

Net Interest Income

Net interest income increased $4.0 billion to $60.1 billion in 2025 compared to 2024. Net interest yield on a fully taxable-equivalent (FTE) basis increased six basis points (bps) to 2.01 percent for 2025. The increases were primarily driven by higher net interest income related to *Global Markets* activity, fixed-asset repricing, and deposit and loan growth, partially offset by the impact of lower interest rates and one less day of interest accrual. For more information on net interest yield and FTE basis, see Supplemental Financial Data on page 70, and for more information on interest rate risk management, see Interest Rate Risk Management for the Banking Book on page 118.

Noninterest Income

Table 2   Noninterest Income

(Dollars in millions)	2025	2024
Fees and commissions:		
Card income	$ 6,359	$ 6,284
Service charges	6,457	6,055
Investment and brokerage services	19,956	17,766
Investment banking fees	6,630	6,186
Total fees and commissions	39,402	36,291
Market making and similar activities	12,014	12,967
Other income (loss)	1,585	538
Total noninterest income	$ 53,001	$ 49,796

Noninterest income increased $3.2 billion to $53.0 billion in 2025 compared to 2024. The following highlights the significant changes.

- Service charges increased $402 million primarily due to higher treasury service charges.
- Investment and brokerage services increased $2.2 billion primarily driven by higher asset management fees reflecting higher market valuations and the impact of positive assets under management (AUM) flows, as well as higher brokerage fees due to increased client activity.
- Investment banking fees increased $444 million driven by higher debt issuance and advisory fees, partially offset by lower equity issuance fees.
- Market making and similar activities decreased $953 million primarily driven by lower trading revenue from credit products in Fixed Income, Currencies and Commodities (FICC) and lower income from derivatives used in foreign currency risk management activities.
- Other income increased $1.0 billion primarily due to gains on leveraged finance positions.

Provision for Credit Losses

The provision for credit losses decreased $146 million to $5.7 billion for 2025 compared to 2024. For more information on the provision for credit losses, see Allowance for Credit Losses on page 112.

Noninterest Expense

Table 3   Noninterest Expense

(Dollars in millions)	2025	2024
Compensation and benefits	$ 42,346	$ 40,182
Information processing and communications	7,453	7,231
Occupancy and equipment	7,448	7,289
Product delivery and transaction related	3,924	3,494
Professional fees	2,580	2,669
Marketing	2,204	1,956
Other general operating	3,772	3,991
Total noninterest expense	$ 69,727	$ 66,812

Noninterest expense increased $2.9 billion to $69.7 billion in 2025 compared to 2024. The increase was primarily driven by continued investments in the business, including people, technology and marketing, as well as higher revenue-related expenses, partially offset by a reduction in the Corporation's accrual in 2025 for the Federal Deposit Insurance Corporation (FDIC) special assessment compared to an increase in the accrual in 2024.

Income Tax Expense

Table 4   Income Tax Expense

(Dollars in millions)	2025	2024
Income before income taxes	$ 37,695	$ 33,223
Income tax expense	7,186	6,250
Effective tax rate	19.1 %	18.8 %

The effective tax rates (ETR) for 2025 and 2024 were driven by pretax income and changes in the mix of income and expenses subject to U.S. federal and state and local taxes, as well as our recurring tax preference benefits, which mainly consisted of tax credits from investments in affordable housing and renewable energy. For more information, see *Note 19 – Income Taxes* to the Consolidated Financial Statements.

Balance Sheet Overview

Table 5 **Selected Balance Sheet Data**

(Dollars in millions)		December 31 2025		December 31 2024		$ Change	% Change
Assets							
Cash and cash equivalents	$	231,845	$	290,114	$	(58,269)	(20)%
Federal funds sold and securities borrowed or purchased under agreements to resell		316,578		274,709		41,869	15
Trading account assets		366,954		314,460		52,494	17
Debt securities		925,635		917,284		8,351	1
Loans and leases		1,185,700		1,095,835		89,865	8
Allowance for loan and lease losses		(13,203)		(13,240)		37	—
All other assets		398,229		382,137		16,092	4
Total assets	$	3,411,738	$	3,261,299	$	150,439	5
Liabilities							
Deposits	$	2,018,729	$	1,965,467	$	53,262	3
Federal funds purchased and securities loaned or sold under agreements to repurchase		344,716		331,758		12,958	4
Trading account liabilities		105,996		92,543		13,453	15
Short-term borrowings		48,088		43,391		4,697	11
Long-term debt		317,816		283,279		34,537	12
All other liabilities		273,150		250,898		22,252	9
Total liabilities		3,108,495		2,967,336		141,159	5
Shareholders' equity		303,243		293,963		9,280	3
Total liabilities and shareholders' equity	$	3,411,738	$	3,261,299	$	150,439	5

Assets

At December 31, 2025, total assets were approximately $3.4 trillion, up $150.4 billion from December 31, 2024. The increase in assets was primarily due to higher loans and leases, trading account assets, and federal funds sold and securities borrowed or purchased under agreements to resell, partially offset by lower cash and cash equivalents.

Cash and Cash Equivalents

Cash and cash equivalents decreased $58.3 billion primarily driven by loan growth and activity within *Global Markets*.

Federal Funds Sold and Securities Borrowed or Purchased Under Agreements to Resell

Federal funds transactions involve lending reserve balances on a short-term basis. Securities borrowed or purchased under agreements to resell are collateralized lending transactions utilized to accommodate customer transactions, earn interest rate spreads, and obtain securities for settlement and for collateral. Federal funds sold and securities borrowed or purchased under agreements to resell increased $41.9 billion primarily due to activity within *Global Markets*.

Trading Account Assets

Trading account assets consist primarily of long positions in equity and fixed-income securities including U.S. government and agency securities, corporate securities and non-U.S. sovereign debt. Trading account assets increased $52.5 billion primarily due to activity within *Global Markets*.

Debt Securities

Debt securities primarily include U.S. Treasury and agency securities, mortgage-backed securities (MBS), principally agency MBS, non-U.S. bonds, corporate bonds and municipal debt. We reinvest cash in the debt securities portfolio primarily to manage interest rate and liquidity risk. Debt securities increased $8.4 billion primarily due to investment of excess cash from higher deposits and long-term debt. For more information on debt securities, see *Note 4 – Securities* to the Consolidated Financial Statements.

Loans and Leases

Loans and leases increased $89.9 billion primarily driven by growth in commercial loans and a residential mortgage loan portfolio acquisition in the first quarter of 2025. For more information on the loan portfolio, see Credit Risk Management on page 98.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses decreased $37 million primarily due to reserve releases in credit card and commercial real estate as asset quality improved. For more information, see Allowance for Credit Losses on page 112.

All Other Assets

All other assets increased $16.1 billion primarily driven by activity within *Global Markets*.

Liabilities

At December 31, 2025, total liabilities were approximately $3.1 trillion, up $141.2 billion from December 31, 2024, primarily due to higher deposits, long-term debt, all other liabilities, trading account liabilities and federal funds purchased and securities loaned or sold under agreements to repurchase.

Deposits

Deposits increased $53.3 billion primarily driven by growth in commercial client balances.

Federal Funds Purchased and Securities Loaned or Sold Under Agreements to Repurchase

Federal funds transactions involve borrowing reserve balances on a short-term basis. Securities loaned or sold under agreements to repurchase are collateralized borrowing transactions utilized to accommodate customer transactions, earn interest rate spreads and finance assets on the balance sheet. Federal funds purchased and securities loaned or sold under agreements to repurchase increased $13.0 billion primarily driven by activity within *Global Markets.*

Trading Account Liabilities

Trading account liabilities consist primarily of short positions in equity and fixed-income securities including U.S. Treasury and agency securities, non-U.S. sovereign debt and corporate securities. Trading account liabilities increased $13.5 billion primarily due to activity within *Global Markets*.

Short-term Borrowings

Short-term borrowings provide an additional funding source and primarily consist of Federal Home Loan Bank (FHLB) short-term borrowings, commercial paper, notes payable and various other borrowings that generally have maturities of one year or less. Short-term borrowings increased $4.7 billion primarily due to higher unsecured borrowings to manage liquidity needs. For more information on short-term borrowings, see *Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash* to the Consolidated Financial Statements.

Long-term Debt

Long-term debt increased $34.5 billion primarily due to debt issuances and valuation adjustments, partially offset by maturities and redemptions. For more information on long-term debt, see *Note 11 – Long-term Debt* to the Consolidated Financial Statements.

All Other Liabilities

All other liabilities increased $22.3 billion primarily driven by activity within *Global Markets.*

Shareholders' Equity

Shareholders' equity increased $9.3 billion primarily due to net income, preferred stock issuances and an increase in accumulated other comprehensive income (OCI), partially offset by returns of capital to shareholders through common stock repurchases and common and preferred stock dividends, as well as preferred stock redemptions.

Cash Flows Overview

The Corporation's operating assets and liabilities support our global markets and lending activities. We believe that cash flows from operations, available cash balances and our ability to generate cash through short- and long-term debt are sufficient to fund our operating liquidity needs. Our investing activities primarily include the debt securities portfolio and loans and leases. Our financing activities reflect cash flows primarily related to customer deposits, securities financing agreements, long-term debt and common and preferred stock.

Supplemental Financial Data

Non-GAAP Financial Measures

In this Form 10-K, we present certain non-GAAP financial measures. Non-GAAP financial measures exclude certain items or otherwise include components that differ from the most directly comparable measures calculated in accordance with GAAP. Non-GAAP financial measures are provided as additional useful information to assess our financial condition, results of operations (including period-to-period operating performance) or compliance with prospective regulatory requirements. These non-GAAP financial measures are not intended as a substitute for GAAP financial measures and may not be defined or calculated the same way as non-GAAP financial measures used by other companies.

When presented on a consolidated basis, we view net interest income on an FTE basis as a non-GAAP financial measure. To derive the FTE basis, net interest income is adjusted to reflect tax-exempt income on an equivalent before-tax basis with a corresponding increase in income tax expense. For purposes of this calculation, we use the federal statutory tax rate of 21 percent and a representative state tax rate. Net interest yield, which measures the basis points we earn over the cost of funds, utilizes net interest income on an FTE basis. We believe that presentation of these items on an FTE basis allows for comparison of amounts from both taxable and tax-exempt sources and is consistent with industry practices.

We may present certain key performance indicators and ratios excluding certain items (e.g., debit valuation adjustment (DVA) gains (losses)), which result in non-GAAP financial measures. We believe that the presentation of measures that exclude these items is useful because such measures provide additional information to assess the underlying operational performance and trends of our businesses and to allow better comparison of period-to-period operating performance.

We also evaluate our business based on certain ratios that utilize tangible equity, a non-GAAP financial measure. Tangible equity represents shareholders' equity or common shareholders' equity reduced by goodwill and intangible assets (excluding mortgage servicing rights (MSRs)), net of related deferred tax liabilities ("adjusted" shareholders' equity or common shareholders' equity). These measures are used to evaluate our use of equity. In addition, profitability, relationship and investment models use both return on average tangible common shareholders' equity and return on average tangible

shareholders' equity as key measures to support our overall growth objectives. These ratios are:

- Return on average tangible common shareholders' equity measures our net income applicable to common shareholders as a percentage of adjusted average common shareholders' equity. The tangible common equity ratio represents adjusted ending common shareholders' equity divided by total tangible assets.
- Return on average tangible shareholders' equity measures our net income as a percentage of adjusted average total shareholders' equity. The tangible equity ratio represents adjusted ending shareholders' equity divided by total tangible assets.
- Tangible book value per common share represents adjusted ending common shareholders' equity divided by ending common shares outstanding.

We believe ratios utilizing tangible equity provide additional useful information because they present measures of those assets that can generate income. Tangible book value per common share provides additional useful information about the level of tangible assets in relation to outstanding shares of common stock.

The aforementioned supplemental data and performance measures are presented in Table 6 on page 71 and Table 7 on page 72.

For more information on the reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures, see Non-GAAP Reconciliations on page 125.

Key Performance Indicators

We present certain key financial and nonfinancial performance indicators (key performance indicators) that management uses when assessing our consolidated and/or segment results. We believe they are useful to investors because they provide additional information about our underlying operational performance and trends. These key performance indicators (KPIs) may not be defined or calculated in the same way as similar KPIs used by other companies. For information on how these metrics are defined, see Key Metrics on page 211.

Our consolidated key performance indicators, which include various equity and credit metrics, are presented in Table 1 on page 66, Table 6 on page 71 and Table 7 on page 72.

For information on key segment performance metrics, see Business Segment Operations on page 75.

Table 6 Selected Annual Financial Data

(In millions, except per share information)	2025	2024	2023
Income statement			
Net interest income	$ 60,096	$ 56,060	$ 56,931
Noninterest income	53,001	49,796	45,838
Total revenue, net of interest expense	113,097	105,856	102,769
Provision for credit losses	5,675	5,821	4,394
Noninterest expense	69,727	66,812	65,845
Income before income taxes	37,695	33,223	32,530
Income tax expense	7,186	6,250	6,225
Net income	30,509	26,973	26,305
Net income applicable to common shareholders	29,055	25,344	24,656
Average common shares issued and outstanding	7,521.9	7,855.5	8,028.6
Average diluted common shares issued and outstanding	7,680.9	7,935.8	8,080.5
Performance ratios			
Return on average assets [1]	0.89 %	0.82 %	0.83 %
Return on average common shareholders' equity [1]	10.59	9.53	9.73
Return on average tangible common shareholders' equity [2]	14.22	12.94	13.45
Return on average shareholders' equity [1]	10.22	9.22	9.33
Return on average tangible shareholders' equity [2]	13.36	12.13	12.43
Total ending equity to total ending assets	8.89	9.01	9.12
Common equity ratio [1]	8.13	8.30	8.23
Total average equity to total average assets	8.75	8.91	8.94
Dividend payout [1]	27.82	30.86	29.90
Per common share data			
Earnings	$ 3.86	$ 3.23	$ 3.07
Diluted earnings	3.81	3.19	3.05
Dividends paid	1.08	1.00	0.92
Book value [1]	38.44	35.58	33.16
Tangible book value [2]	28.73	26.37	24.28
Market capitalization	$ 396,686	$ 334,497	$ 265,840
Average balance sheet			
Total loans and leases	$ 1,136,787	$ 1,060,081	$ 1,046,256
Total assets	3,410,412	3,282,045	3,152,461
Total deposits	1,984,182	1,924,106	1,887,541
Long-term debt	245,775	246,081	248,853
Common shareholders' equity	274,435	265,980	253,464
Total shareholders' equity	298,474	292,467	281,861
Asset quality			
Allowance for credit losses [3]	$ 14,380	$ 14,336	$ 14,551
Nonperforming loans, leases and foreclosed properties [4]	5,905	6,120	5,630
Allowance for loan and lease losses as a percentage of total loans and leases outstanding [4]	1.12 %	1.21 %	1.27 %
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases [4]	228	222	243
Net charge-offs	$ 5,631	$ 6,031	$ 3,799
Net charge-offs as a percentage of average loans and leases outstanding [4]	0.50 %	0.57 %	0.36 %
Capital ratios at year end [5]			
Common equity tier 1 capital	11.4 %	11.9 %	11.8 %
Tier 1 capital	12.8	13.2	13.5
Total capital	14.7	15.1	15.2
Tier 1 leverage	6.8	6.9	7.1
Supplementary leverage ratio	5.7	5.9	6.1
Tangible equity [2]	7.0	7.0	7.1
Tangible common equity [2]	6.2	6.3	6.2

[1] For definition, see Key Metrics on page 211.
[2] Tangible equity ratios and tangible book value per share of common stock are non-GAAP financial measures. For more information on these ratios and corresponding reconciliations to GAAP financial measures, see Supplemental Financial Data on page 70 and Non-GAAP Reconciliations on page 125.
[3] Includes the allowance for loan and leases losses and the reserve for unfunded lending commitments.
[4] Balances and ratios do not include loans accounted for under the fair value option. For additional exclusions from nonperforming loans, leases and foreclosed properties, see Consumer Portfolio Credit Risk Management – Nonperforming Consumer Loans, Leases and Foreclosed Properties Activity on page 102 and corresponding Table 28 and Commercial Portfolio Credit Risk Management – Nonperforming Commercial Loans, Leases and Foreclosed Properties Activity on page 106 and corresponding Table 34.
[5] For more information, including which approach is used to assess capital adequacy, see Capital Management on page 87.

Table 7 Selected Quarterly Financial Data

(In millions, except per share information)	2025 Quarters Fourth	Third	Second	First	2024 Quarters Fourth	Third	Second	First
Income statement								
Net interest income	$ 15,750	$ 15,233	$ 14,670	$ 14,443	$ 14,359	$ 13,967	$ 13,702	$ 14,032
Noninterest income	12,617	13,807	12,773	13,804	12,116	12,246	12,603	12,831
Total revenue, net of interest expense	28,367	29,040	27,443	28,247	26,475	26,213	26,305	26,863
Provision for credit losses	1,308	1,295	1,592	1,480	1,452	1,542	1,508	1,319
Noninterest expense	17,437	17,337	17,183	17,770	16,787	16,479	16,309	17,237
Income before income taxes	9,622	10,408	8,668	8,997	8,236	8,192	8,488	8,307
Income tax expense	1,975	2,076	1,498	1,637	1,430	1,481	1,685	1,654
Net income	7,647	8,332	7,170	7,360	6,806	6,711	6,803	6,653
Net income applicable to common shareholders	7,319	7,903	6,879	6,954	6,540	6,195	6,488	6,121
Average common shares issued and outstanding	7,364.9	7,466.0	7,581.2	7,677.9	7,738.4	7,818.0	7,897.9	7,968.2
Average diluted common shares issued and outstanding	7,546.9	7,627.1	7,651.6	7,770.8	7,843.7	7,902.1	7,960.9	8,031.4
Performance ratios								
Return on average assets [1]	0.89 %	0.96 %	0.84 %	0.89 %	0.82 %	0.81 %	0.84 %	0.82 %
Four-quarter trailing return on average assets [2]	0.89	0.88	0.84	0.84	0.82	0.72	0.76	0.78
Return on average common shareholders' equity [1]	10.45	11.40	10.12	10.37	9.64	9.22	9.89	9.37
Return on average tangible common shareholders' equity [3]	13.97	15.29	13.61	13.97	13.02	12.49	13.47	12.79
Return on average shareholders' equity [1]	9.98	11.01	9.74	10.15	9.23	9.10	9.37	9.19
Return on average tangible shareholders' equity [3]	12.97	14.35	12.77	13.32	12.12	11.96	12.34	12.11
Total ending equity to total ending assets	8.89	8.89	8.66	8.78	9.01	8.87	8.97	8.92
Common equity ratio [1]	8.13	8.12	7.98	8.17	8.30	8.13	8.16	8.05
Total average equity to total average assets	8.86	8.75	8.61	8.78	8.85	8.91	8.92	8.97
Dividend payout [1]	28.02	26.31	28.48	28.65	30.62	32.65	29.08	31.21
Per common share data								
Earnings	$ 0.99	$ 1.06	$ 0.91	$ 0.91	$ 0.85	$ 0.79	$ 0.82	$ 0.77
Diluted earnings	0.98	1.04	0.90	0.89	0.83	0.78	0.82	0.76
Dividends paid	0.28	0.28	0.26	0.26	0.26	0.26	0.24	0.24
Book value [1]	38.44	37.72	36.92	36.17	35.58	35.14	34.19	33.52
Tangible book value [3]	28.73	28.16	27.49	26.90	26.37	26.03	25.17	24.61
Market capitalization	$ 396,686	$ 378,125	$ 351,904	$ 315,482	$ 334,497	$ 305,090	$ 309,202	$ 298,312
Average balance sheet								
Total loans and leases	$1,170,895	$1,153,035	$1,128,453	$1,093,738	$1,081,009	$1,059,728	$1,051,472	$1,047,890
Total assets	3,427,791	3,433,447	3,430,280	3,349,011	3,315,578	3,293,900	3,272,956	3,245,247
Total deposits	2,012,523	1,991,434	1,973,761	1,958,332	1,957,950	1,920,748	1,909,925	1,907,462
Long-term debt	245,470	247,425	249,104	241,036	238,988	247,338	243,689	254,782
Common shareholders' equity	277,881	275,149	272,756	271,880	269,905	267,447	263,830	262,677
Total shareholders' equity	303,873	300,381	295,329	294,187	293,398	293,431	291,943	291,074
Asset quality								
Allowance for credit losses [4]	$ 14,380	$ 14,361	$ 14,434	$ 14,366	$ 14,336	$ 14,351	$ 14,342	$ 14,371
Nonperforming loans, leases and foreclosed properties [5]	5,905	5,470	6,104	6,201	6,120	5,824	5,691	6,034
Allowance for loan and lease losses as a percentage of total loans and leases outstanding [5]	1.12 %	1.14 %	1.17 %	1.20 %	1.21 %	1.24 %	1.26 %	1.26 %
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases [5]	228	248	222	218	222	235	242	225
Net charge-offs	$ 1,287	$ 1,367	$ 1,525	$ 1,452	$ 1,466	$ 1,534	$ 1,533	$ 1,498
Annualized net charge-offs as a percentage of average loans and leases outstanding [5]	0.44 %	0.47 %	0.55 %	0.54 %	0.54 %	0.58 %	0.59 %	0.58 %
Capital ratios at period end [6]								
Common equity tier 1 capital	11.4 %	11.6 %	11.5 %	11.8 %	11.9 %	11.8 %	11.9 %	11.9 %
Tier 1 capital	12.8	13.1	12.9	13.0	13.2	13.2	13.5	13.6
Total capital	14.7	15.0	14.8	15.0	15.1	14.9	15.1	15.2
Tier 1 leverage	6.8	6.8	6.7	6.8	6.9	6.9	7.0	7.1
Supplementary leverage ratio	5.7	5.8	5.7	5.7	5.9	5.9	6.0	6.0
Tangible equity [3]	7.0	7.0	6.8	6.8	7.0	6.9	7.0	6.9
Tangible common equity [3]	6.2	6.2	6.1	6.2	6.3	6.2	6.1	6.0
Total loss-absorbing capacity and long-term debt metrics								
Total loss-absorbing capacity to risk-weighted assets	26.3 %	27.0 %	27.1 %	27.4 %	27.1 %	27.4 %	28.2 %	28.7 %
Total loss-absorbing capacity to supplementary leverage exposure	11.7	11.9	12.0	12.1	12.0	12.2	12.5	12.8
Eligible long-term debt to risk-weighted assets	12.7	13.1	13.5	13.6	13.0	13.3	13.7	14.2
Eligible long-term debt to supplementary leverage exposure	5.7	5.8	6.0	6.0	5.8	6.0	6.0	6.3

[1] For definitions, see Key Metrics on page 211.
[2] Calculated as total net income for four consecutive quarters divided by annualized average assets for four consecutive quarters.
[3] Tangible equity ratios and tangible book value per share of common stock are non-GAAP financial measures. For more information on these ratios and corresponding reconciliations to GAAP financial measures, see Supplemental Financial Data on page 70 and Non-GAAP Reconciliations on page 125.
[4] Includes the allowance for loan and lease losses and the reserve for unfunded lending commitments.
[5] Balances and ratios do not include loans accounted for under the fair value option. For additional exclusions from nonperforming loans, leases and foreclosed properties, see Consumer Portfolio Credit Risk Management – Nonperforming Consumer Loans, Leases and Foreclosed Properties Activity on page 102 and corresponding Table 28 and Commercial Portfolio Credit Risk Management – Nonperforming Commercial Loans, Leases and Foreclosed Properties Activity on page 106 and corresponding Table 34.
[6] For more information, including which approach is used to assess capital adequacy, see Capital Management on page 87.

Table 8 Average Balances and Interest Rates - FTE Basis

(Dollars in millions)	Average Balance	Interest Income/ Expense [1]	Yield/ Rate	Average Balance	Interest Income/ Expense [1]	Yield/ Rate	Average Balance	Interest Income/ Expense [1]	Yield/ Rate
	2025			2024			2023		
Earning assets									
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks	$ 260,543	$ 10,493	4.03 %	$ 332,897	$ 16,806	5.05 %	$ 324,389	$ 15,965	4.92 %
Time deposits placed and other short-term investments	9,902	354	3.58	10,105	459	4.54	9,704	465	4.79
Federal funds sold and securities borrowed or purchased under agreements to resell	328,423	15,433	4.70	310,626	19,911	6.41	291,669	18,679	6.40
Trading account assets	235,772	12,346	5.24	207,557	10,476	5.05	189,263	8,849	4.68
Debt securities	930,634	27,466	2.94	868,709	26,107	2.99	794,192	20,332	2.55
Loans and leases [2]									
Residential mortgage	233,745	8,093	3.46	227,777	7,391	3.24	229,001	6,923	3.02
Home equity	26,315	1,512	5.75	25,621	1,607	6.27	25,969	1,471	5.67
Credit card	101,043	11,518	11.40	99,914	11,438	11.45	96,190	10,436	10.85
Direct/Indirect and other consumer	109,701	5,960	5.43	104,548	5,829	5.58	104,571	5,200	4.97
Total consumer	470,804	27,083	5.75	457,860	26,265	5.74	455,731	24,030	5.27
U.S. commercial	434,652	23,023	5.30	390,574	21,402	5.48	378,212	19,494	5.15
Non-U.S. commercial	148,871	8,233	5.53	126,596	8,749	6.91	125,486	8,023	6.39
Commercial real estate [3]	66,356	4,092	6.17	69,940	5,000	7.15	72,981	5,162	7.07
Commercial lease financing	16,104	870	5.40	15,111	806	5.33	13,846	646	4.67
Total commercial	665,983	36,218	5.44	602,221	35,957	5.97	590,525	33,325	5.64
Total loans and leases	1,136,787	63,301	5.57	1,060,081	62,222	5.87	1,046,256	57,355	5.48
Other earning assets	122,211	9,782	8.00	108,893	11,245	10.33	98,127	9,184	9.36
Total earning assets	3,024,272	139,175	4.60	2,898,868	147,226	5.08	2,753,600	130,829	4.75
Cash and due from banks	24,784			24,045			26,076		
Other assets, less allowance for loan and lease losses	361,356			359,132			372,785		
Total assets	$ 3,410,412			$3,282,045			$3,152,461		
Interest-bearing liabilities									
U.S. interest-bearing deposits									
Demand and money market deposits	$ 1,087,871	$ 22,836	2.10 %	$1,050,904	$ 25,177	2.40 %	$1,038,681	$ 19,081	1.84 %
Time and savings deposits	258,373	7,904	3.06	250,591	8,848	3.53	168,531	3,812	2.26
Total U.S. interest-bearing deposits	1,346,244	30,740	2.28	1,301,495	34,025	2.61	1,207,212	22,893	1.90
Non-U.S. interest-bearing deposits	123,461	3,773	3.06	109,246	4,417	4.04	96,845	3,270	3.38
Total interest-bearing deposits	1,469,705	34,513	2.35	1,410,741	38,442	2.72	1,304,057	26,163	2.01
Federal funds purchased, securities loaned or sold under agreements to repurchase	385,966	18,572	4.81	367,192	23,777	6.48	301,015	20,583	6.84
Short-term borrowings and other interest-bearing liabilities	175,902	9,470	5.38	149,355	10,761	7.21	152,548	9,970	6.54
Trading account liabilities	51,758	2,657	5.13	52,371	2,191	4.18	46,083	2,043	4.43
Long-term debt	245,775	13,258	5.39	246,081	15,376	6.25	248,853	14,572	5.86
Total interest-bearing liabilities	2,329,106	78,470	3.37	2,225,740	90,547	4.07	2,052,556	73,331	3.57
Noninterest-bearing sources									
Noninterest-bearing deposits	514,477			513,365			583,484		
Other liabilities [4]	268,355			250,473			234,560		
Shareholders' equity	298,474			292,467			281,861		
Total liabilities and shareholders' equity	$ 3,410,412			$3,282,045			$3,152,461		
Net interest spread			1.23 %			1.01 %			1.18 %
Impact of noninterest-bearing sources			0.78			0.94			0.90
Net interest income/yield on earning assets [5]		$ 60,705	2.01 %		$ 56,679	1.95 %		$ 57,498	2.08 %

[1] Includes the impact of interest rate risk management contracts. For more information, see Interest Rate Risk Management for the Banking Book on page 118.
[2] Nonperforming loans are included in the respective average loan balances. Income on these nonperforming loans is generally recognized on a cost recovery basis.
[3] Includes U.S. commercial real estate loans of $60.4 billion, $63.8 billion and $67.2 billion, and non-U.S. commercial real estate loans of $5.9 billion, $6.1 billion and $5.8 billion for 2025, 2024 and 2023, respectively.
[4] Includes $62.9 billion, $48.4 billion and $40.2 billion of structured notes and liabilities for 2025, 2024 and 2023, respectively.
[5] Net interest income includes FTE adjustments of $609 million, $619 million and $567 million for 2025, 2024 and 2023, respectively.

Table 9 Analysis of Changes in Net Interest Income - FTE Basis

	Due to Change in [1]			Due to Change in [1]		
	Volume	Rate	Net Change	Volume	Rate	Net Change
(Dollars in millions)	From 2024 to 2025			From 2023 to 2024		
Increase (decrease) in interest income						
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks	$ (3,649)	$ (2,664)	$ (6,313)	$ 414	$ 427	$ 841
Time deposits placed and other short-term investments	(9)	(96)	(105)	19	(25)	(6)
Federal funds sold and securities borrowed or purchased under agreements to resell	1,141	(5,619)	(4,478)	1,201	31	1,232
Trading account assets	1,430	440	1,870	865	762	1,627
Debt securities	1,719	(360)	1,359	1,820	3,955	5,775
Loans and leases						
Residential mortgage	182	520	702	(44)	512	468
Home equity	43	(138)	(95)	(18)	154	136
Credit card	131	(51)	80	405	597	1,002
Direct/Indirect and other consumer	292	(161)	131	(4)	633	629
Total consumer			818			2,235
U.S. commercial	2,417	(796)	1,621	621	1,287	1,908
Non-U.S. commercial	1,538	(2,054)	(516)	66	660	726
Commercial real estate	(256)	(652)	(908)	(217)	55	(162)
Commercial lease financing	52	12	64	60	100	160
Total commercial			261			2,632
Total loans and leases			1,079			4,867
Other earning assets	1,379	(2,842)	(1,463)	1,008	1,053	2,061
Net increase (decrease) in interest income			$ (8,051)			$ 16,397
Increase (decrease) in interest expense						
U.S. interest-bearing deposits						
Demand and money market deposit accounts	$ 932	$ (3,273)	$ (2,341)	$ 256	$ 5,840	$ 6,096
Time and savings deposits	273	(1,217)	(944)	1,851	3,185	5,036
Total U.S. interest-bearing deposits			(3,285)			11,132
Non-U.S. interest-bearing deposits	571	(1,215)	(644)	423	724	1,147
Total interest-bearing deposits			(3,929)			12,279
Federal funds purchased and securities loaned or sold under agreements to repurchase	1,234	(6,439)	(5,205)	4,533	(1,339)	3,194
Short-term borrowings and other interest bearing liabilities	1,922	(3,213)	(1,291)	(202)	993	791
Trading account liabilities	(28)	494	466	277	(129)	148
Long-term debt	(15)	(2,103)	(2,118)	(152)	956	804
Net increase (decrease) in interest expense			(12,077)			17,216
Net increase (decrease) in net interest income [2]			$ 4,026			$ (819)

[1] The changes for each category of interest income and expense are divided between the portion of change attributable to the variance in volume and the portion of change attributable to the variance in rate for that category. The unallocated change in rate or volume variance is allocated between the rate and volume variances.
[2] Includes changes in FTE basis adjustments of a $10 million decrease from 2024 to 2025 and a $52 million increase from 2023 to 2024.

Business Segment Operations

Segment Description and Basis of Presentation

We report our results of operations through the following four business segments: *Consumer Banking*, *GWIM*, *Global Banking* and *Global Markets*, with the remaining operations recorded in *All Other*. We manage our segments and report their results on an FTE basis. The primary activities, products and businesses of the business segments and *All Other* are shown below.


Bank of America Corporation
Consumer Banking
Global Wealth & Investment Management
Global Banking
Global Markets
All Other
Consumer Deposits
Consumer Investments
Small Business Client Management
Consumer and Small Business Credit Card
Debit Card
Consumer Real Estate Loans
Consumer Vehicle Lending
Merrill Wealth Management
Bank of America Private Bank
Global Investment Banking
Global Corporate Banking
Global Commercial Banking
Business Banking
Fixed Income, Currencies and Commodities Markets
Equity Markets
ALM Activities
Liquidating Businesses
Equity Investments
Corporate Activities and Residual Expense Allocations
Accounting Reclassifications and Eliminations

We periodically review capital allocated to our businesses and allocate capital annually during the strategic and capital planning processes. We utilize a methodology that considers the effect of regulatory capital requirements in addition to internal risk-based capital models. Our internal risk-based capital models use a risk-adjusted methodology incorporating each segment's credit, market, interest rate, business and operational risk components. For more information on the nature of these risks, see Managing Risk on page 84. The capital allocated to the business segments is referred to as allocated capital.

For more information on our presentation of financial information on an FTE basis, see Supplemental Financial Data on page 70, and for reconciliations to consolidated total revenue, net income and year–end total assets, see *Note 23 – Business Segment Information* to the Consolidated Financial Statements.

Key Performance Indicators

We present certain key financial and nonfinancial performance indicators that management uses when evaluating segment results. We believe they are useful to investors because they provide additional information about our segments' operational performance, client trends and business growth. These KPIs may not be defined or calculated in the same way as similar KPIs used by other companies.

Consumer Banking

(Dollars in millions)	2025	2024	% Change
Net interest income	$ 35,309	$ 33,078	7 %
Noninterest income:			
Card income	5,456	5,432	—
Service charges	2,528	2,445	3
All other income	380	481	(21)
Total noninterest income	8,364	8,358	—
Total revenue, net of interest expense	43,673	41,436	5
Provision for credit losses	4,649	4,987	(7)
Noninterest expense	22,697	22,104	3
Income before income taxes	16,327	14,345	14
Income tax expense	4,082	3,586	14
Net income	$ 12,245	$ 10,759	14
Effective tax rate	25.0 %	25.0 %	
Net interest yield	3.56	3.34	
Efficiency ratio	51.97	53.35	
Return on average allocated capital	28	25	
Balance Sheet			
Average			
Total loans and leases	$ 319,312	$ 313,792	2 %
Total earning assets	992,579	988,950	—
Total assets	1,030,094	1,026,310	—
Total deposits	948,078	945,549	—
Allocated capital	44,000	43,250	2
Year End			
Total loans and leases	$ 325,871	$ 318,754	2 %
Total earning assets	998,969	995,369	—
Total assets	1,039,346	1,034,370	—
Total deposits	956,265	952,311	—

Consumer Banking offers a diversified range of lending, deposit and investment products and services to consumers and small businesses. *Consumer Banking* includes the net impact of migrating customers and their related deposit, brokerage asset and loan balances between *Consumer Banking* and *GWIM*, as well as other client-managed businesses. Our customers and clients have access to a coast-to-coast network, including financial centers in 38 states and the District of Columbia. As of December 31, 2025, our network includes approximately 3,600 financial centers, approximately 15,000 ATMs, nationwide call centers and leading digital banking platforms with approximately 49 million active users, including approximately 41 million active mobile users.

Consumer Banking Results

Net income for *Consumer Banking* increased $1.5 billion to $12.2 billion primarily due to higher revenue and lower provision for credit losses, partially offset by higher noninterest expense. Net interest income increased $2.2 billion to $35.3 billion primarily driven by higher deposit spreads, as well as loan and deposit balances. Noninterest income was $8.4 billion, relatively unchanged from the same period a year ago.

The provision for credit losses decreased $338 million to $4.6 billion primarily due to improved asset quality in credit card. Noninterest expense increased $593 million to $22.7 billion primarily driven by investments in the business, including people and marketing.

The return on average allocated capital was 28 percent, up from 25 percent, due to higher net income, partially offset by an increase in allocated capital. For information on capital allocated to the business segments, see Business Segment Operations on page 75.

Average loans and leases increased $5.5 billion to $319.3 billion due to growth across all products.

Average deposits increased $2.5 billion to $948.1 billion primarily due to growth in time deposits of $16.5 billion and net inflows of $7.2 billion in checking, partially offset by net outflows of $21.1 billion in money market and other savings.

Consumer investment assets increased $81.3 billion to $599.1 billion driven by higher market valuations and positive net client flows.

Key Statistics

The following table provides key performance indicators for deposit spreads, other period-end information, credit and debit card and loan production activities.

Key Statistics

(Dollars in millions)		2025		2024
Deposit Spreads				
Total deposit spreads (excludes noninterest costs)		2.92%		2.77%
Year end				
Consumer investment assets (in millions) [1]	$	599,110	$	517,835
Active digital banking users (in thousands) [2]		49,323		48,150
Active mobile banking users (in thousands) [3]		41,427		39,958
Financial centers		3,628		3,700
ATMs		14,909		14,893
Credit and Debit Card				
Total credit card [4]				
Gross interest yield [5]		12.02 %		12.30 %
Risk-adjusted margin [6]		7.06		6.98
New accounts (in thousands)		3,531		3,820
Purchase volumes	$	377,760	$	368,861
Debit card purchase volumes		594,603		557,000
Loan Production [7]				
Consumer Banking:				
First mortgage	$	12,137	$	10,252
Home equity		8,560		7,450
Total [8]:				
First mortgage	$	26,326	$	21,104
Home equity		10,400		8,884

[1] Includes client brokerage assets, deposit sweep balances, brokered CDs and AUM in *Consumer Banking*.
[2] Represents mobile and/or online active users over the past 90 days.
[3] Represents mobile active users over the past 90 days.
[4] Includes consumer credit card portfolios in *Consumer Banking* and *GWIM*.
[5] Calculated as the effective annual percentage rate divided by average loans.
[6] Calculated as the difference between total revenue, net of interest expense, and net charge-offs divided by average loans.
[7] The loan production amounts represent the unpaid principal balance of loans and, in the case of home equity, the principal amount of the total line of credit.
[8] In addition to loan production in *Consumer Banking*, there is also first mortgage and home equity loan production in *GWIM*.

Active mobile banking users increased by more than one million, reflecting client growth and continuing changes in our clients' banking preferences. We had a net decrease of 72 financial centers and an increase of 16 ATMs as we continued to optimize our consumer banking network.

During 2025, the total risk-adjusted margin increased eight bps primarily driven by higher net interest margin and lower net charge-offs, partially offset by lower fee income. Total credit card purchase volumes increased $8.9 billion, and debit card purchase volumes increased $37.6 billion, reflecting higher levels of consumer spending.

During 2025, first mortgage loan originations for *Consumer Banking* increased $1.9 billion, and first mortgage loan originations for the total Corporation increased $5.2 billion, primarily driven by higher demand.

During 2025, home equity production in *Consumer Banking* increased $1.1 billion, and home equity production for the total Corporation increased $1.5 billion, primarily driven by higher demand.

Global Wealth & Investment Management

(Dollars in millions)	2025	2024	% Change
Net interest income	$ 7,197	$ 6,969	3 %
Noninterest income:			
Investment and brokerage services	17,019	15,238	12
All other income	667	722	(8)
Total noninterest income	17,686	15,960	11
Total revenue, net of interest expense	24,883	22,929	9
Provision for credit losses	35	4	n/m
Noninterest expense	18,621	17,241	8
Income before income taxes	6,227	5,684	10
Income tax expense	1,557	1,421	10
Net income	$ 4,670	$ 4,263	10
Effective tax rate	25.0 %	25.0 %	
Net interest yield	2.32	2.20	
Efficiency ratio	74.84	75.19	
Return on average allocated capital	24	23	
Balance Sheet			
Average			
Total loans and leases	$ 243,123	$ 223,899	9 %
Total earning assets	309,890	317,283	(2)
Total assets	323,914	331,014	(2)
Total deposits	279,776	287,491	(3)
Allocated capital	19,750	18,500	7
Year end			
Total loans and leases	$ 261,303	$ 231,981	13 %
Total earning assets	320,899	323,496	(1)
Total assets	335,495	338,367	(1)
Total deposits	289,854	292,278	(1)

n/m = not meaningful

GWIM consists of two primary businesses: Merrill Wealth Management and Bank of America Private Bank.

Merrill Wealth Management's advisory business provides a high-touch client experience through a network of financial advisors focused on clients with over $250,000 in total investable assets. Merrill Wealth Management provides tailored solutions to meet clients' needs through a full set of investment management, brokerage, banking and retirement products.

Bank of America Private Bank, together with Merrill Wealth Management's Private Wealth Management business, provides comprehensive wealth management solutions targeted to high net worth and ultra high net worth clients, as well as customized solutions to meet clients' wealth structuring, investment management, trust and banking needs, including specialty asset management services.

Net income for *GWIM* increased $407 million to $4.7 billion primarily due to higher revenue, partially offset by higher noninterest expense. The operating margin was 25 percent in both 2025 and 2024.

Net interest income increased $228 million to $7.2 billion primarily driven by loan growth.

Noninterest income, which primarily includes investment and brokerage services income, increased $1.7 billion to $17.7 billion. The increase was primarily driven by higher asset management fees, which increased 12 percent to $15.4 billion, reflecting higher market valuations and the impact of positive AUM flows as well as higher brokerage fees due to increased transactional volume, partially offset by the impact of lower AUM pricing.

Noninterest expense increased $1.4 billion to $18.6 billion primarily due to higher revenue-related incentives and investments in the business, including people and technology.

The return on average allocated capital was 24 percent, up from 23 percent, due to higher net income, partially offset by an increase in allocated capital. For information on capital allocated to the business segments, see Business Segment Operations on page 75.

Average loans and leases increased $19.2 billion to $243.1 billion primarily driven by custom lending, securities-based lending and residential mortgage. Average deposits decreased $7.7 billion to $279.8 billion primarily driven by clients moving deposits to higher yielding investment cash alternatives, including offerings on our investment and brokerage platforms, as well as a higher level of client tax payments.

Merrill Wealth Management revenue of $20.7 billion increased nine percent primarily driven by higher asset management fees reflecting higher market valuations and the impact of positive AUM flows, as well as higher brokerage fees due to increased transactional volume.

Bank of America Private Bank revenue of $4.2 billion increased eight percent primarily driven by higher net interest income from loan and deposit growth, as well as higher asset management fees reflecting higher market valuations and the impact of positive AUM flows.

Key Indicators and Metrics

(Dollars in millions)	2025		2024
Revenue by Business			
Merrill Wealth Management	$	**20,716**	$ 19,066
Bank of America Private Bank		**4,167**	3,863
Total revenue, net of interest expense	$	**24,883**	$ 22,929
Client Balances by Business, at year end			
Merrill Wealth Management	$	**3,992,312**	$ 3,578,513
Bank of America Private Bank		**759,082**	673,593
Total client balances	$	**4,751,394**	$ 4,252,106
Client Balances by Type, at year end			
Assets under management	$	**2,177,708**	$ 1,882,211
Brokerage and other assets		**2,067,937**	1,888,334
Deposits		**289,854**	292,278
Loans and leases [1]		**263,819**	234,208
Less: Managed deposits in assets under management		**(47,924)**	(44,925)
Total client balances	$	**4,751,394**	$ 4,252,106
Assets Under Management Rollforward			
Assets under management, beginning of year	$	**1,882,211**	$ 1,617,740
Net client flows		**81,997**	79,227
Market valuation/other		**213,500**	185,244
Total assets under management, end of year	$	**2,177,708**	$ 1,882,211

[1] Includes margin receivables, which are classified in customer and other receivables on the Consolidated Balance Sheet.

Client Balances

Client balances managed under advisory and/or discretion of *GWIM* are AUM and are typically held in diversified portfolios. Fees earned on AUM are calculated as a percentage of clients' AUM balances. The asset management fees charged to clients per year depend on various factors but are commonly driven by the breadth of the client's relationship. The net client AUM flows represent the net change in clients' AUM balances over a specified period of time, excluding market appreciation/depreciation and other adjustments.

Client balances increased $499.3 billion, or 12 percent, to $4.8 trillion at December 31, 2025 compared to December 31, 2024. The increase in client balances was driven by higher market valuations and positive net client flows.

Global Banking

(Dollars in millions)	2025	2024	% Change
Net interest income	$ 12,611	$ 13,235	(5)%
Noninterest income:			
Service charges	3,438	3,135	10
Investment banking fees	3,742	3,453	8
All other income	4,317	3,925	10
Total noninterest income	11,497	10,513	9
Total revenue, net of interest expense	24,108	23,748	2
Provision for credit losses	943	883	7
Noninterest expense	12,416	11,853	5
Income before income taxes	10,749	11,012	(2)
Income tax expense	2,956	3,028	(2)
Net income	$ 7,793	$ 7,984	(2)
Effective tax rate	27.5 %	27.5 %	
Net interest yield	1.94	2.29	
Efficiency ratio	51.51	49.91	
Return on average allocated capital	15	16	
Balance Sheet			
Average			
Total loans and leases	$ 385,379	$ 373,227	3 %
Total earning assets	650,829	577,481	13
Total assets	715,866	643,337	11
Total deposits	616,831	545,769	13
Allocated capital	50,750	49,250	3
Year end			
Total loans and leases	$ 388,998	$ 379,473	3 %
Total earning assets	671,354	605,499	11
Total assets	734,710	670,505	10
Total deposits	641,211	578,159	11

Global Banking, which includes Global Corporate Banking, Global Commercial Banking, Business Banking and Global Investment Banking, provides a wide range of lending-related products and services, integrated working capital management and treasury solutions, and underwriting and advisory services through our network of global offices and client relationship teams. Our lending products and services include commercial loans, leases, commitment facilities, trade finance, commercial real estate lending and asset-based lending. Our treasury solutions business includes deposits, treasury management, corporate credit card, merchant services, foreign exchange and short-term investment products. We also provide investment banking services to our clients such as debt and equity underwriting and distribution, and merger-related and other advisory services. Underwriting debt and equity issuances, fixed-income and equity research, and certain market-based activities are executed through our global broker-dealer affiliates, which are our primary dealers in several countries. Within *Global Banking*, Global Corporate Banking clients generally include large global corporations, financial institutions and leasing clients. Global Commercial Banking clients generally include middle-market companies, commercial real estate firms and not-for-profit companies. Business Banking clients include mid-sized U.S.-based businesses requiring customized and integrated financial advice and solutions.

Net income for *Global Banking* decreased $191 million to $7.8 billion driven by higher noninterest expense and provision for credit losses, partially offset by higher revenue.

Net interest income decreased $624 million to $12.6 billion primarily due to the impact of lower interest rates, partially offset by the benefit of higher average deposit and loan balances.

Noninterest income increased $984 million to $11.5 billion primarily due to sales of certain leveraged finance positions, higher investment banking fees and higher treasury service charges.

The provision for credit losses increased $60 million to $943 million driven by the commercial and industrial portfolio, partially offset by improvement within the commercial real estate portfolio.

Noninterest expense increased $563 million to $12.4 billion primarily due to continued investments in the business, including people, technology and operations, as well as higher regulatory costs.

The return on average allocated capital was 15 percent, down from 16 percent, due to lower net income and an increase in allocated capital. For information on capital allocated to the business segments, see Business Segment Operations on page 75.

Global Corporate, Global Commercial and Business Banking

Global Corporate, Global Commercial and Business Banking each include Business Lending and Global Transaction Services activities. Business Lending includes various lending-related products and services, and related hedging activities, including commercial loans, leases, commitment facilities, trade finance, commercial real estate lending and asset-based lending. Global Transaction Services includes deposits, treasury management, corporate credit card, merchant services, foreign exchange and short-term investment products. The table below and discussion present a summary of the results, which exclude certain investment banking and other activities in *Global Banking*.

Global Corporate, Global Commercial and Business Banking

(Dollars in millions)	Global Corporate Banking 2025		2024	Global Commercial Banking 2025		2024	Business Banking 2025		2024	Total 2025		2024
Revenue												
Business Lending	$	4,031	$ 4,339	$ 4,566	$	4,941	$ 216	$	231	$ 8,813	$	9,511
Global Transaction Services		5,299	5,125	4,224		3,906	1,488		1,474	11,011		10,505
Total revenue, net of interest expense	$	9,330	$ 9,464	$ 8,790	$	8,847	$ 1,704	$	1,705	$ 19,824	$	20,016
Balance Sheet												
Average												
Total loans and leases	$	174,993	$ 164,179	$ 198,414	$	196,650	$ 11,913	$	12,272	$ 385,320	$	373,101
Total deposits		347,396	300,154	215,160		193,533	54,275		52,081	616,831		545,768
Year end												
Total loans and leases	$	179,314	$ 173,013	$ 197,313	$	194,529	$ 12,358	$	11,791	$ 388,985	$	379,333
Total deposits		348,798	316,214	234,887		209,792	57,523		52,152	641,208		578,158

Business Lending revenue decreased $698 million in 2025 compared to 2024 primarily driven by lower net interest income.

Global Transaction Services revenue increased $506 million in 2025 compared to 2024 primarily driven by the benefit of higher average deposit balances and higher treasury service charges, partially offset by the impact of lower interest rates.

Average loans and leases of $385.3 billion increased three percent in 2025 compared to 2024 due to client demand. Average deposits of $616.8 billion increased 13 percent in 2025 compared to 2024 due to growth in deposit balances from existing clients and the addition of new clients.

Global Investment Banking

Client teams and product specialists underwrite and distribute debt, equity and loan products, and provide advisory services and tailored risk management solutions. The economics of certain investment banking and underwriting activities are shared primarily between *Global Banking* and *Global Markets* under an internal revenue-sharing arrangement. *Global Banking* originates certain deal-related transactions with our corporate and commercial clients that are executed and distributed by *Global Markets*. To provide a complete discussion of our consolidated investment banking fees, the table below presents total Corporation investment banking fees and the portion attributable to *Global Banking*.

Investment Banking Fees

(Dollars in millions)	Global Banking 2025		2024	Total Corporation 2025		2024
Products						
Advisory	$	1,707	$ 1,504	$ 1,890	$	1,690
Debt issuance		1,548	1,398	3,698		3,310
Equity issuance		487	551	1,259		1,354
Gross investment banking fees		3,742	3,453	6,847		6,354
Self-led deals		(69)	(32)	(217)		(168)
Total investment banking fees	$	3,673	$ 3,421	$ 6,630	$	6,186

Total Corporation investment banking fees, which exclude self-led deals and are primarily included within *Global Banking* and *Global Markets*, increased seven percent to $6.6 billion compared to the same period in 2024 primarily due to higher debt issuance and advisory fees, partially offset by lower equity issuance fees.

Global Markets

(Dollars in millions)	2025	2024	% Change
Net interest income	$ 5,690	$ 3,375	69 %
Noninterest income:			
Investment and brokerage services	2,511	2,128	18
Investment banking fees	2,837	2,655	7
Market making and similar activities	12,064	12,778	(6)
All other income	994	876	13
Total noninterest income	18,406	18,437	—
Total revenue, net of interest expense	24,096	21,812	10
Provision for credit losses	71	(32)	n/m
Noninterest expense	15,418	13,926	11
Income before income taxes	8,607	7,918	9
Income tax expense	2,496	2,296	9
Net income	$ 6,111	$ 5,622	9
Effective tax rate	29.0 %	29.0 %	
Efficiency ratio	63.99	63.85	
Return on average allocated capital	13	12	
Balance Sheet			
Average			
Trading-related assets:			
Trading account securities	$ 352,548	$ 324,065	9 %
Reverse repurchases	145,925	137,052	6
Securities borrowed	138,791	135,108	3
Derivative assets	40,699	37,795	8
Total trading-related assets	677,963	634,020	7
Total loans and leases	181,334	140,557	29
Total earning assets	806,901	710,604	14
Total assets	1,010,898	911,657	11
Total deposits	38,074	34,120	12
Allocated capital	49,000	45,500	8
Year end			
Total trading-related assets	$ 670,949	$ 580,557	16 %
Total loans and leases	202,733	157,450	29
Total earning assets	814,196	687,678	18
Total assets	1,032,858	876,548	18
Total deposits	40,614	38,848	5

n/m = not meaningful

Global Markets offers sales and trading services and research services to institutional clients across fixed-income, credit, currency, commodity and equity businesses. *Global Markets* product coverage includes securities and derivative products in both the primary and secondary markets. *Global Markets* provides market-making, financing, securities clearing, settlement and custody services globally to our institutional investor clients in support of their investing and trading activities. We also work with our commercial and corporate clients to provide risk management products using interest rate, equity, credit, currency and commodity derivatives, foreign exchange, fixed-income and mortgage-related products. As a result of our market-making activities in these products, we may be required to manage risk in a broad range of financial products including government securities, equity and equity-linked securities, high-grade and high-yield corporate debt securities, syndicated loans, MBS, commodities and asset-backed securities. The economics of certain investment banking and underwriting activities are shared primarily between *Global Markets* and *Global Banking* under an internal revenue-sharing arrangement. *Global Banking* originates certain deal-related transactions with our corporate and commercial clients that are executed and distributed by *Global Markets*. For information on investment banking fees on a consolidated basis, see page 81.

The following explanations for year-over-year changes in results for *Global Markets*, including those disclosed under Sales and Trading Revenue, are the same for amounts including and excluding net DVA. Amounts excluding net DVA are a non-GAAP financial measure. For more information on net DVA, see Supplemental Financial Data on page 70.

Net income for *Global Markets* increased $489 million to $6.1 billion. Net DVA losses were $35 million compared to $113 million in 2024. Excluding net DVA, net income increased $430 million to $6.1 billion. These increases were primarily driven by higher revenue, partially offset by higher noninterest expense.

Revenue increased $2.3 billion to $24.1 billion primarily due to higher sales and trading revenue, sales of certain leveraged finance positions and higher investment banking fees. Sales and trading revenue increased $2.1 billion, and excluding net DVA, increased $2.0 billion. These increases were driven by higher revenue in Equities and FICC. Noninterest expense increased $1.5 billion to $15.4 billion primarily driven by higher revenue-related expenses and continued investments in the business, including people and technology.

Average total assets increased $99.2 billion to $1.0 trillion, driven by loan growth, higher levels of inventory and increased financing activity. Year-end total assets increased $156.3 billion to $1.0 trillion driven by the same factors as average total assets.

The return on average allocated capital was 13 percent, up from 12 percent, due to an increase in net income, partially offset by higher allocated capital. For information on capital allocated to the business segments, see Business Segment Operations on page 75.

Sales and Trading Revenue

Sales and trading revenue includes unrealized and realized gains and losses on trading and other assets that are included in market making and similar activities, net interest income, and fees primarily from commissions on equity securities. Sales and trading revenue is segregated into fixed-income (government debt obligations, investment and non-investment grade corporate debt obligations, commercial MBS, residential mortgage-backed securities, collateralized loan obligations, interest rate and credit derivative contracts), currencies (interest rate and foreign exchange contracts), commodities (primarily futures, forwards, swaps and options) and equities (equity-linked derivatives and cash equity activity). The following table and related discussion present sales and trading revenue, substantially all of which is in *Global Markets,* with the remainder in *Global Banking*. In addition, the following table and related discussion also present sales and trading revenue,

excluding net DVA, which is a non-GAAP financial measure. For more information on net DVA, see Supplemental Financial Data on page 70.

Sales and Trading Revenue [1, 2, 3]

(Dollars in millions)	2025	2024
Sales and trading revenue [2]		
Fixed-income, currencies and commodities	$ 12,267	$ 11,371
Equities	8,604	7,436
Total sales and trading revenue	$ 20,871	$ 18,807
Sales and trading revenue, excluding net DVA [4]		
Fixed-income, currencies and commodities	$ 12,308	$ 11,468
Equities	8,598	7,452
Total sales and trading revenue, excluding net DVA	$ 20,906	$ 18,920

[1] For more information on sales and trading revenue, see *Note 3 – Derivatives* to the Consolidated Financial Statements.
[2] Includes FTE adjustments of $708 million and $890 million for 2025 and 2024.
[3] Includes *Global Banking* sales and trading revenue of $530 million and $677 million for 2025 and 2024.
[4] FICC and Equities sales and trading revenue, excluding net DVA, is a non-GAAP financial measure. FICC net DVA losses were $41 million and $97 million for 2025 and 2024. Equities net DVA gains (losses) were $6 million and $(16) million for 2025 and 2024.

Including and excluding net DVA, FICC revenue increased $896 million and $840 million driven by improved trading performance in macro products. Including and excluding net DVA, Equities revenue increased $1.2 billion and $1.1 billion driven by increased client activity.

All Other

(Dollars in millions)	2025	2024	% Change
Net interest income	$ (102)	$ 22	n/m
Noninterest income (loss)	(2,952)	(3,472)	(15)%
Total revenue, net of interest expense	(3,054)	(3,450)	(11)
Provision for credit losses	(23)	(21)	10
Noninterest expense	575	1,688	(66)
Loss before income taxes	(3,606)	(5,117)	(30)
Income tax benefit	(3,296)	(3,462)	(5)
Net loss	$ (310)	$ (1,655)	(81)
Balance Sheet			
Average			
Total loans and leases	$ 7,639	$ 8,606	(11)%
Total assets [1]	329,640	369,727	(11)
Total deposits	101,423	111,177	(9)
Year end			
Total loans and leases	$ 6,795	$ 8,177	(17)%
Total assets [1]	269,329	341,509	(21)
Total deposits	90,785	103,871	(13)

[1] In segments where the total of liabilities and equity exceeds assets, which are generally deposit-taking segments, we allocate assets from *All Other* to those segments to match liabilities (i.e., deposits) and allocated shareholders' equity. Average allocated assets were $990.6 billion and $956.5 billion for 2025 and 2024 and year-end allocated assets were $1.0 trillion and $980.4 billion at December 31, 2025 and 2024.
n/m = not meaningful

All Other primarily consists of asset and liability management (ALM) activities, liquidating businesses and certain expenses not otherwise allocated to a business segment, and adjustments to allocate income tax benefits from tax-related equity investments to noninterest income to present *Global Banking* and *Global Markets* on an FTE basis. For more information, see *Note 23 – Business Segment Information* to the Consolidated Financial Statements.

The net loss in *All Other* decreased $1.3 billion to $310 million primarily due to lower noninterest expense and a lower loss in noninterest income, partially offset by a lower income tax benefit.

The loss in noninterest income decreased $520 million primarily due to a reduction in the volume of tax-related equity investments and lower valuation losses on certain derivatives.

Noninterest expense decreased $1.1 billion to $575 million primarily due to a reduction in the Corporation's accrual in 2025 for the FDIC special assessment compared to an increase in the accrual in 2024, and lower expenses related to a liquidating business activity.

The income tax benefit decreased $166 million primarily due to a lower pretax loss.

Managing Risk

Risk is inherent in all our business activities. Sound risk management enables us to serve our customers and deliver for our shareholders. If not managed well, risk can result in financial loss, regulatory sanctions and penalties, litigation, and damage to our reputation, each of which may adversely impact our ability to execute our business strategies. We take a comprehensive approach to risk management with a defined Risk Framework and an articulated Risk Appetite Statement, which are approved annually by the Board's Enterprise Risk Committee (ERC) and the Board.

The seven key types of risk faced by the Corporation are strategic, credit, market, liquidity, compliance, operational and reputational.

- Strategic risk is the risk to current or projected financial condition arising from incorrect assumptions about external or internal factors, inappropriate business plans, ineffective business strategy execution or failure to respond in a timely manner to changes in the regulatory, macroeconomic or competitive environments in the geographic locations in which we operate.
- Credit risk is the risk of loss arising from the inability or failure of a borrower or counterparty to meet its obligations.
- Market risk is the risk that changes in market conditions adversely impact the value of assets or liabilities or otherwise negatively impact earnings. Market risk is composed of price risk and interest rate risk.
- Liquidity risk is the risk of the inability to meet expected or unexpected cash flow and collateral needs while continuing to support our businesses and customers under a range of economic conditions.
- Compliance risk is the risk of legal action or regulatory sanctions, material financial loss or damage to the reputation of the Corporation arising from the failure of the Corporation to comply with the requirements of applicable laws, rules and regulations (LRRs) and our internal policies and procedures.
- Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems, people or external events.
- Reputational risk is the risk that negative perception of the Corporation may materially impact its financial condition.

The following sections address in more detail the specific procedures, measures and analyses of the major categories of risk.

As set forth in our Risk Framework, a culture of managing risk well is fundamental to our values and our purpose, and how we drive Responsible Growth. It requires us to focus on risk in all activities and encourages the necessary mindset and behavior to enable effective risk management and promote sound risk-taking within our risk appetite. Sustaining a culture of managing risk well throughout the organization is critical to the success of the Corporation and is a clear expectation of our executive management team and the Board.

Our Risk Framework serves as the foundation for the consistent and effective management of risks facing the Corporation. The Risk Framework sets forth roles and responsibilities for the management of risk and provides a blueprint for how the Board, through delegation of authority to committees and executive officers, establishes risk appetite and associated limits for our activities.

Executive management assesses, with Board oversight, the risk-adjusted returns of each business. Management reviews and approves the strategic and financial operating plans, as well as the capital plan and Risk Appetite Statement, and recommends them annually to the Board for approval. Our strategic plan takes into consideration return objectives and financial resources, which must align with risk capacity and risk appetite. Management sets financial objectives for each business by allocating capital and setting a target for return on capital for each business. Capital allocations are regularly evaluated as part of our overall governance processes as the businesses and the economic environment in which we operate continue to evolve. For more information regarding capital allocations, see Business Segment Operations on page 75.

The Corporation's risk appetite indicates the amount of capital, earnings or liquidity we are willing to put at risk to achieve our strategic objectives and business plans, consistent with applicable regulatory requirements. It also provides a common framework that includes a set of measures to assist senior management and the Board in assessing the Corporation's risk profile across all risk types against our risk appetite and risk capacity. Our risk appetite is formally articulated in the Risk Appetite Statement, which includes both qualitative statements and quantitative limits.

Our overall capacity to take risk is limited. Accordingly, we prioritize the risks we take in order to maintain a strong and flexible financial position so we can weather challenging economic times and take advantage of organic growth opportunities while complying with all applicable regulatory requirements. Therefore, we set objectives and targets for capital and liquidity that permit us to continue to operate in a safe and sound manner at all times, including during periods of stress. We also maintain strong operational risk management and operational resiliency capabilities so we can meet the expectations of our customers and clients through a range of operating conditions.

Our lines of business operate with risk limits that align with the Corporation's risk appetite. Management is responsible for tracking and reporting performance measurements as well as any breaches or exceptions to risk appetite limits. The Board, and its committees when appropriate, oversee financial performance, execution of the strategic and financial operating plans, adherence to risk appetite limits and the adequacy of internal controls.

For a more detailed discussion of our risk management activities, see the discussion below and pages 87 through 122.

Risk Management Governance

The Risk Framework describes delegations of authority whereby the Board and its committees may delegate authority to management-level committees or executive officers. Such delegations may authorize certain decision-making and approval functions, which may be evidenced in documents such as committee charters, job descriptions, meeting minutes and resolutions.

The chart below illustrates the interrelationship among the Board, Board committees and management committees that have the majority of risk oversight responsibilities for the Corporation.


Board of Directors
Board Committees
Audit Committee
Enterprise Risk Committee
Compensation and Human Capital Committee
Corporate Governance Committee
Management Committees
Disclosure Committee (1)
Management Risk Committee
Regulation O Committee
Corporate Benefits Committee
Management Compensation Committee

(1) Reports to the CEO and CFO with oversight by the Audit Committee

Board of Directors and Board Committees

The Board is composed of 14 directors, all but one of whom are independent. The Board oversees management's establishment of an effective Risk Framework and oversees compliance with safe and sound banking practices. In addition, the Board and its committees make inquiries of, and receive reports from senior management on, risk-related matters to assess scope or resource limitations that could impede the ability of Global Risk Management (GRM) and/or Corporate Audit to execute their responsibilities. The Audit and Enterprise Risk Committees discussed below have the principal responsibility for enterprise-wide oversight of our risk management activities. Through these responsibilities, the Board and applicable committees are provided with information on our risk profile and oversee senior management addressing key risks we face. Other Board committees, as described below, provide additional oversight of specific risks.

The Audit and Enterprise Risk Committees regularly report to the Board on risk-related matters within the committees' responsibilities, which are intended to collectively provide the Board with integrated insight about the Corporation's risk profile and our management of enterprise-wide risks.

Audit Committee

The Audit Committee provides risk assessment and management oversight for compliance risk pursuant to New York Stock Exchange listing standards and regularly receives updates from management on compliance risk-related matters. In addition, the Audit Committee oversees the qualifications, performance and independence of the Independent Registered Public Accounting Firm, the performance of our Corporate Audit function, the integrity of our consolidated financial statements, our compliance with legal and regulatory requirements, and makes inquiries of the Chief Audit Executive (CAE) or other senior management to determine whether there are scope or resource limitations that impede the ability of Corporate Audit to execute its responsibilities.

Enterprise Risk Committee

The ERC oversees the Corporation's Risk Framework, risk appetite and senior management's identification, measurement, monitoring and control of key risks facing the Corporation. The ERC regularly receives risk management updates from management on key risks and selected risk topics, including emerging risks. The ERC also periodically reviews the adequacy of the resources of the Corporation's independent GRM function. The ERC may consult with other Board committees on risk-related matters such as the Audit Committee for compliance risks.

Other Board Committees

Our Corporate Governance Committee oversees corporate governance matters, including periodically reviewing and making recommendations to the Board on Board succession planning and composition matters, conducting an annual review of the Board's performance and leading itself and the Board's other committees in an annual assessment of their performance. The committee also oversees sustainability matters (other than human capital matters), including the Corporation's public policy engagement, sustainability initiatives, charitable contributions, and community reinvestment activities and performance.

Our Compensation and Human Capital Committee oversees establishing, maintaining and administering our compensation programs and employee benefit plans, including approving and recommending our Chief Executive Officer's (CEO) compensation to our Board for further approval by all independent directors; reviewing and approving our executive officers' compensation, as well as compensation for non-management directors; and reviewing certain other human capital management topics.

Management Committees

Management committees receive their authority from the Board, a Board committee, or another management committee. Our primary management risk committee is the MRC. Subject to Board oversight, the MRC is responsible for management oversight of key risks facing the Corporation, including an integrated evaluation of risk, earnings, capital and liquidity.

Executive Officers

Executive officers lead various functions representing the functional roles. Authority for functional roles may be delegated to executive officers from the Board, Board committees or management-level committees. Executive officers, in turn, may further delegate responsibilities, as appropriate, to management-level committees, management routines or

individuals. Executive officers review our activities for consistency with our Risk Framework, risk appetite, and applicable strategic, capital and financial operating plans, as well as applicable policies and standards. Executive officers and other employees make decisions individually on a day-to-day basis, consistent with the authority they have been delegated. Executive officers and other employees may also serve on committees and participate in committee decisions.

Lines of Defense

We have clear ownership and accountability for managing risk across three lines of defense: Front Line Units (FLUs), GRM and Corporate Audit. We also have control functions outside of FLUs and GRM (e.g., Legal and Public Policy, and Chief People Organization). The three lines of defense are integrated into our management-level governance structure. Each of these functional roles is further described in this section.

Front Line Units and Control Functions

FLUs, which include the business segments and underlying businesses, as well as the organizations that support technology and operations for the Corporation, are responsible for appropriately assessing and effectively managing all of the risks associated with their activities. Control functions provide guidance and subject matter expertise on day-to-day activities affecting the Corporation, as well as by overseeing and managing risks that emanate from their own respective activities.

Global Risk Management

GRM is part of our control functions and operates as our independent risk management function. GRM, led by the Chief Risk Officer (CRO), is responsible for independently assessing and overseeing risks within FLUs and other control functions. GRM establishes written enterprise policies and procedures outlining how aggregate risks are identified, measured, monitored and controlled.

The CRO has the stature, authority and independence needed to develop and implement a meaningful risk management framework and practices to guide the Corporation in managing risk. The CRO has unrestricted access to the Board and reports directly to both the ERC and the CEO. GRM is organized into horizontal risk teams that cover a specific risk area and vertical CRO teams that cover a particular FLU or control function. These teams work collaboratively in executing their respective duties.

Corporate Audit

Corporate Audit and the CAE maintain their independence from the FLUs, GRM and other control functions by reporting directly to the Audit Committee. The CAE administratively reports to the CEO. Corporate Audit provides independent assessment and validation through testing of key processes and controls across the Corporation. Corporate Audit includes Credit Review, which provides an independent assessment of credit lending decisions and the effectiveness of credit processes across the Corporation's credit platform through examinations and monitoring.

Risk Management Processes

The Risk Framework requires that strong risk management practices are integrated in key strategic, capital and financial planning processes and in day-to-day business processes across the Corporation, thereby ensuring risks are appropriately considered, evaluated and responded to in a timely manner. We employ an effective risk management process, referred to as Identify, Measure, Monitor and Control, as part of our daily activities.

Identify – To be effectively managed, risks must be proactively identified and well understood. Proper risk identification focuses on recognizing and understanding key risks inherent in our business activities or key risks that may arise from external factors. Each employee is expected to identify and escalate risks promptly. Risk identification is an ongoing process that incorporates input from FLUs and control functions. It is designed to be forward-looking and to capture relevant risk factors across all of our lines of business.

Measure – Once a risk is identified, it must be prioritized and accurately measured through a systematic process including qualitative statements and quantitative limits. Risk is measured at various levels, including, but not limited to, risk type, FLU and legal entity, and also on an aggregate basis. This risk measurement process helps to capture changes in our risk profile due to changes in strategic direction, concentrations, portfolio quality and the overall economic environment. Senior management considers how risk exposures might evolve under a variety of stress scenarios.

Monitor – We monitor risk levels regularly to track adherence to risk appetite, policies and standards. We also regularly update risk assessments and review risk exposures. Through our monitoring, we know our level of risk relative to limits and can take action in a timely manner. We also know when risk limits are breached and have processes to appropriately report and escalate exceptions. This includes timely requests for approval to managers and alerts to executive management, management-level committees or the Board (directly or through an appropriate committee).

Control – We establish and communicate risk limits and controls through policies, standards, procedures and processes. The limits and controls can be adjusted by senior management or the Board when conditions or risk tolerances warrant. These limits may be absolute (e.g., loan amount, trading volume, operational loss) or relative (e.g., percentage of loan book in higher-risk categories). Our FLUs are held accountable for performing within the established limits.

The formal processes used to manage risk represent a part of our overall risk management process. We instill a strong and comprehensive culture of managing risk well through communications, training, policies, procedures and organizational roles and responsibilities. Establishing a culture reflective of our purpose to help make our customers' financial lives better and delivering on Responsible Growth is also critical to effective risk management. We are committed to the highest principles of ethical and professional conduct. Conduct risk is the risk of improper actions, behaviors or practices by the Corporation, its employees or representatives that are illegal, unethical and/or contrary to our core values that could result in harm to the Corporation, our shareholders or our customers, damage the integrity of the financial markets, or negatively impact our reputation. We have established protocols and structures so that conduct risk is governed and reported across the Corporation appropriately. All employees are held accountable for adhering to the Code of Conduct, operating within our risk appetite and managing risk in their daily business activities. In addition, our performance management and compensation practices encourage responsible risk-taking that is consistent with our Risk Framework and risk appetite.

Corporation-wide Stress Testing

Integral to our Capital Planning, Financial Planning and Strategic Planning processes, we conduct capital scenario management and stress forecasting on a regular basis to better understand balance sheet, earnings and capital sensitivities to a wide range of economic and business scenarios, including economic and market conditions that are more severe than anticipated. These stress forecasts provide an understanding of the potential impacts from our risk profile on the balance sheet, earnings and capital, and serve as a key component of our capital and risk management practices. The intent of stress testing is to develop a comprehensive understanding of potential impacts of on- and off-balance sheet risks at the Corporation and certain subsidiaries and how they impact financial resiliency, which provides confidence to management, regulators and our investors.

Contingency Planning

We have developed and maintain comprehensive contingency plans that are designed to prepare us in advance to respond in the event of potential adverse economic, operational, financial or market stress conditions. These contingency plans include our Financial Contingency and Recovery Plan, which provides monitoring, escalation, actions and routines designed to enable us to increase capital and/or liquidity, access funding sources and reduce risk through consideration of potential options that include asset sales, business sales, capital or debt issuances, and other risk reducing strategies at various levels of capital or liquidity depletion during a period of stress. We also maintain a Resolution Plan to limit adverse systemic impacts that could be associated with a potential resolution of Bank of America.

Strategic Risk Management

Strategic risk is embedded in every business and is one of the major risk categories along with credit, market, liquidity, compliance, operational and reputational risks. This risk results from incorrect assumptions about external or internal factors, inappropriate business plans, ineffective business strategy execution, or failure to respond in a timely manner to changes in the regulatory, macroeconomic or competitive environments in the geographic locations in which we operate (e.g., competitor actions, changing customer preferences, product obsolescence and technology developments).

An aspect of strategic risk is the risk that the Corporation's capital levels are not adequate to meet minimum regulatory requirements and support execution of business activities or absorb losses from risks during normal or adverse economic and market conditions. As such, capital risk is managed in parallel to strategic risk.

We manage strategic risk through the Strategic Risk Enterprise Policy and integration into the strategic planning process, among other activities. Our strategic plan is consistent with our risk appetite, capital plan and liquidity requirements, and specifically addresses strategic risks impacting each business.

On an annual basis, the Board reviews and approves the strategic plan, capital plan, financial operating plan and Risk Appetite Statement. With oversight by the Board, senior management directs the lines of business to execute our strategic plan consistent with our core operating principles and risk appetite. The executive management team monitors business performance throughout the year and provides the Board with regular progress reports on whether strategic objectives and timelines are being met, including reports on strategic risks and if additional or alternative actions need to be considered or implemented. The regular executive reviews focus on assessing forecasted earnings and returns on capital, the current risk profile, current capital and liquidity positions and related requirements, staffing levels and changes required to support the strategic plan, stress testing results, and other qualitative factors such as market growth rates and peer analysis.

Significant strategic actions, such as capital actions, material acquisitions or divestitures, and resolution plans are reviewed and approved by the Board or delegate. At the business level, processes are in place to discuss the strategic risk implications of new, expanded or modified businesses, products or services, regulatory change and other strategic initiatives, and to provide formal review and approval where required. With oversight by the Board and the ERC, executive management performs similar analyses throughout the year, and evaluates changes to the financial forecast or the risk, capital or liquidity positions as deemed appropriate to balance and optimize achieving the targeted risk appetite, shareholder returns and maintaining the targeted financial strength. Proprietary models are used to measure the capital requirements for credit, country, market, operational and strategic risks. The allocated capital assigned to each business is based on its unique risk profile. With oversight by the Board, executive management assesses the risk-adjusted returns of each business in approving strategic and financial operating plans. The businesses use allocated capital to define business strategies, and price products and transactions.

Capital Management

The Corporation manages its capital position so that its capital is more than adequate to support its business activities and aligns with risk, risk appetite and strategic planning. Additionally, we seek to maintain safety and soundness at all times, even under adverse scenarios, take advantage of organic growth opportunities, meet obligations to creditors and counterparties, maintain ready access to financial markets, continue to serve as a credit intermediary, remain a source of strength for our subsidiaries, and satisfy current and future regulatory capital requirements. Capital management is integrated into our risk and governance processes, as capital is a key consideration in the development of our strategic plan, risk appetite and risk limits.

We conduct an Internal Capital Adequacy Assessment Process (ICAAP) on a periodic basis. The ICAAP is a forward-looking assessment of our projected capital needs and resources, incorporating earnings, balance sheet and risk forecasts under baseline and adverse economic and market conditions. We utilize periodic stress tests to assess the potential impacts to our balance sheet, earnings, regulatory capital and liquidity under a variety of stress scenarios. We perform qualitative risk assessments to identify and assess material risks not fully captured in our forecasts or stress tests. We assess the potential capital impacts of proposed changes to regulatory capital requirements. Management assesses ICAAP results and provides documented quarterly assessments of the adequacy of our capital guidelines and capital position to the Board or its committees.

We periodically review capital allocated to our businesses and allocate capital annually during the strategic and capital planning processes. For more information, see Business Segment Operations on page 75.

CCAR and Capital Planning

The Board of Governors of the Federal Reserve System (Federal Reserve) requires large BHCs to submit a capital plan and planned capital actions on an annual basis, consistent with the rules governing capital planning and the stress capital buffer (SCB) requirement, which include supervisory stress testing by the Federal Reserve. Based on the results of our 2025 Comprehensive Capital Analysis and Review (CCAR) stress test under the current regulatory framework, our SCB is 2.5 percent, resulting in a Common equity tier 1 (CET1) minimum requirement of 10.0 percent, effective October 1, 2025. At December 31, 2025, the Corporation's CET1 capital ratio was 11.4 percent under the Standardized approach. As part of the Federal Reserve's release of 2026 hypothetical stress test scenarios, the Federal Reserve announced the Corporation's SCB will remain 2.5 percent through September 30, 2027. For more information, see Regulatory Developments in this section.

On July 24, 2024, the Corporation announced the Board's authorization of a $25 billion common stock repurchase program, effective August 1, 2024 (2024 Repurchase Program), which replaced the Corporation's previous repurchase program that expired on August 1, 2024. In addition, on July 23, 2025, the Corporation announced the Board's authorization of a $40 billion common stock repurchase program, effective August 1, 2025, which replaced the 2024 Repurchase Program that expired on the same date. Pursuant to these Board-authorized repurchase programs, during 2025, the Corporation repurchased $21.4 billion of common stock. For more information, see Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities of our 2025 Annual Report on Form 10-K.

The timing and amount of common stock repurchases are subject to various factors, including the Corporation's capital position, liquidity, financial performance and alternative uses of capital, stock trading price, regulatory requirements and general market conditions, and may be suspended or discontinued at any time. Such repurchases may be effected through open market purchases or privately negotiated transactions, including repurchase plans that satisfy the conditions of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (Exchange Act).

Further, as part of our planned capital actions, during 2025, the Corporation paid common stock dividends of $8.1 billion.

Regulatory Capital

As a BHC, we are subject to regulatory capital rules, including Basel 3, issued by U.S. banking regulators. Basel 3 established minimum capital ratios and buffer requirements and outlined two methods of calculating risk-weighted assets (RWA), the Standardized approach and the Advanced approaches. The Standardized approach relies primarily on supervisory risk weights based on exposure type, and the Advanced approaches determine risk weights based on internal models.

The Corporation's depository institution subsidiaries are also subject to the Prompt Corrective Action (PCA) framework. The Corporation and its primary affiliated banking entity, BANA, are Advanced approaches institutions under Basel 3 and are required to report regulatory risk-based capital ratios and RWA under both the Standardized and Advanced approaches. The lower of the capital ratios under Standardized or Advanced approaches compared to their respective regulatory capital ratio requirements is used to assess capital adequacy, including under the PCA framework. As of December 31, 2025, the

Corporation's binding ratio was the Total capital ratio under the Standardized approach.

Minimum Capital Requirements

In order to avoid restrictions on capital distributions and discretionary bonus payments to executive officers, the Corporation must meet risk-based capital ratio requirements that include a capital conservation buffer of 2.5 percent (under the Advanced approaches only), an SCB (under the Standardized approach only), plus any applicable countercyclical capital buffer and a global systemically important bank (G-SIB) surcharge. The buffers and surcharge must be comprised solely of CET1 capital. For the period from October 1, 2024 through September 30, 2025, the Corporation's minimum CET1 ratio requirements were 10.7 percent under the Standardized approach and 10.0 percent under the Advanced approaches. Effective October 1, 2025, the Corporation's minimum CET1 requirement was 10.0 percent under both the Standardized approach and the Advanced approaches.

The Corporation is required to calculate its G-SIB surcharge on an annual basis under two methods and is subject to the higher of the resulting two surcharges. Method 1 is consistent with the approach prescribed by the Basel Committee on Banking Supervision's assessment methodology and is calculated using specified indicators of systemic importance. Method 2 modifies the Method 1 approach for various factors. The Corporation's Method 1 G-SIB surcharge is 1.5 percent, and its Method 2 G-SIB surcharge is 3.0 percent. On January 1, 2027, the Corporation's G-SIB surcharge will increase by 50 bps to 2.0 percent under Method 1 and to 3.5 percent under Method 2, which will increase the Corporation's minimum capital ratio requirements. At December 31, 2025, the Corporation's CET1 capital ratio of 11.4 percent under the Standardized approach exceeded its minimum CET1 capital ratio requirement of 10.0 percent.

At December 31, 2025, the Corporation was also required to maintain a minimum supplementary leverage ratio (SLR) of 3.0 percent plus a leverage buffer of 2.0 percent in order to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. Our insured depository institution subsidiaries were required to maintain a minimum SLR of 6.0 percent to be considered well capitalized under the PCA framework. At December 31, 2025, both the Corporation and its insured depository institution subsidiaries exceeded their minimum supplementary leverage requirements. Effective January 1, 2026, the minimum SLR requirement for the Corporation and its insured depository institutions is 3.75 percent. For more information, see Regulatory Developments in this section. The numerator of the SLR is quarter-end Basel 3 Tier 1 capital. The denominator is total leverage exposure based on the daily average of the sum of on-balance sheet exposures less permitted deductions and the simple average of certain off-balance sheet exposures, as of the end of each month in a quarter.

Capital Composition and Ratios

Effective in the fourth quarter of 2025, the Corporation elected to change its accounting methods related to certain tax-related equity investments and applied those changes retrospectively through a cumulative adjustment to retained earnings. For more information, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements. Under applicable bank regulatory rules, the Corporation is not required to, and accordingly, did not revise regulatory capital information as of December 31, 2024.

Table 10 presents Bank of America Corporation's capital ratios and related information in accordance with Basel 3 Standardized and Advanced approaches as measured at December 31, 2025 and 2024. For the periods presented herein, the Corporation met the definition of well capitalized under current regulatory requirements.

Table 10 Bank of America Corporation Regulatory Capital under Basel 3

(Dollars in millions, except as noted)	Standardized Approach [1, 2]		Advanced Approaches [1, 2]	Regulatory Minimum [3]
	December 31, 2025			
Risk-based capital metrics:				
Common equity tier 1 capital	$	201,410	$ 201,410	
Tier 1 capital		227,382	227,382	
Total capital [4]		261,232	250,347	
Risk-weighted assets (in billions)		1,773	1,570	
Common equity tier 1 capital ratio		11.4 %	12.8 %	10.0 %
Tier 1 capital ratio		12.8	14.5	11.5
Total capital ratio		14.7	15.9	13.5
Leverage-based metrics:				
Adjusted quarterly average assets (in billions) [5]	$	3,348	$ 3,348	
Tier 1 leverage ratio		6.8 %	6.8 %	4.0
Supplementary leverage exposure (in billions)			$ 3,986	
Supplementary leverage ratio			5.7 %	5.0
	December 31, 2024			
Risk-based capital metrics:				
Common equity tier 1 capital	$	201,083	$ 201,083	
Tier 1 capital		223,458	223,458	
Total capital [4]		255,363	244,809	
Risk-weighted assets (in billions)		1,696	1,490	
Common equity tier 1 capital ratio		11.9 %	13.5 %	10.7 %
Tier 1 capital ratio		13.2	15.0	12.2
Total capital ratio		15.1	16.4	14.2
Leverage-based metrics:				
Adjusted quarterly average assets (in billions) [5]	$	3,240	$ 3,240	
Tier 1 leverage ratio		6.9 %	6.9 %	4.0
Supplementary leverage exposure (in billions)			$ 3,818	
Supplementary leverage ratio			5.9 %	5.0

[1] As of January 1, 2025, current expected credit losses (CECL) transition provision's impact was fully phased-in. Capital ratios as of December 31, 2024 were calculated using the regulatory capital rule that allowed a five-year transition period related to the adoption of the CECL accounting standard on January 1, 2020.
[2] Effective in the fourth quarter of 2025, the Corporation elected to change its accounting methods for certain tax-related equity investments and applied those changes retrospectively through cumulative adjustment to retained earnings. Under applicable bank regulatory rules, the Corporation is not required to revise previously-filed regulatory capital ratios and, accordingly, did not revise regulatory capital information as of December 31, 2024.
[3] The CET1 capital regulatory minimum is the sum of the CET1 capital ratio minimum of 4.5 percent, our G-SIB surcharge of 3.0 percent, and SCB (under the Standardized approach) of 2.5 percent at December 31, 2025 and 3.2 percent at December 31, 2024. The countercyclical capital buffer was zero for both periods. The SLR regulatory minimum includes a leverage buffer of 2.0 percent.
[4] Total capital under the Advanced approaches differs from the Standardized approach due to differences in the amount permitted in Tier 2 capital related to the qualifying allowance for credit losses.
[5] Reflects total average assets adjusted for certain Tier 1 capital deductions.

At December 31, 2025, CET1 capital was $201.4 billion, an increase of $327 million from December 31, 2024, primarily due to earnings, largely offset by capital distributions and, to a lesser extent, the impact of the tax-related equity investments accounting changes. Tier 1 capital increased $3.9 billion driven by the same factors as CET1 capital as well as preferred stock issuances. Total capital under the Standardized approach increased $5.9 billion driven by the same factors as Tier 1 capital, as well as subordinated debt issuances and an increase in the adjusted allowance for credit losses included in Tier 2 capital. RWA under the Standardized approach, which drove the lower CET1 capital ratio at December 31, 2025, increased $77.2 billion during 2025 to $1,773 billion primarily driven by lending activity in *GWIM, Global Banking* and *Global Markets*. Supplementary leverage exposure at December 31, 2025 increased $167.7 billion primarily driven by increased activity in *Global Markets*.

Table 11 shows the capital composition at December 31, 2025 and 2024.

Table 11 Capital Composition under Basel 3

		December 31		
(Dollars in millions)		2025		2024
Total common shareholders' equity	$	277,251	$	270,804
Impact of change in accounting method [1]		—		1,596
CECL transitional amount [2]		—		627
Goodwill, net of related deferred tax liabilities		(68,651)		(68,649)
Deferred tax assets arising from net operating loss and tax credit carryforwards		(8,761)		(8,097)
Intangibles, other than mortgage servicing rights, net of related deferred tax liabilities		(1,386)		(1,440)
Defined benefit pension plan net assets		(868)		(786)
Cumulative unrealized net (gain) loss related to changes in fair value of financial liabilities attributable to own creditworthiness, net-of-tax		1,825		1,491
Accumulated net (gain) loss on certain cash flow hedges [3]		2,020		5,629
Other		(20)		(92)
Common equity tier 1 capital		**201,410**		**201,083**
Qualifying preferred stock, net of issuance cost		25,991		22,391
Other		(19)		(16)
Tier 1 capital		**227,382**		**223,458**
Tier 2 capital instruments		19,627		18,592
Qualifying allowance for credit losses [2]		14,431		13,558
Other		(208)		(245)
Total capital under the Standardized approach		**261,232**		**255,363**
Adjustment in qualifying allowance for credit losses under the Advanced approaches [2]		(10,885)		(10,554)
Total capital under the Advanced approaches	$	**250,347**	$	**244,809**

[1] Represents the decrease in retained earnings due to the Corporation's election to change its accounting methods for certain tax-related equity investments in the fourth quarter of 2025. Under applicable bank regulatory rules, the Corporation is not required to revise previously-filed regulatory capital ratios and, accordingly, did not revise regulatory capital information as of December 31, 2024.
[2] The qualifying allowance for credit losses under the Standardized approach and under the Advanced approaches include the impact of transition provisions related to the CECL accounting standard. As of January 1, 2025, CECL transition provision's impact was fully phased-in. December 31, 2024 includes 25 percent of the CECL transition provision's impact as of December 31, 2021.
[3] Includes amounts in accumulated OCI related to the hedging of items that are not recognized at fair value on the Consolidated Balance Sheet.

Table 12 shows the components of RWA as measured under Basel 3 at December 31, 2025 and 2024.

Table 12 Risk-weighted Assets under Basel 3

		Standardized Approach		Advanced Approaches		Standardized Approach		Advanced Approaches
				December 31				
(Dollars in billions)		2025				2024		
Credit risk	$	1,694	$	1,087	$	1,623	$	1,015
Market risk		79		79		73		73
Operational risk		n/a		357		n/a		359
Risks related to credit valuation adjustments		n/a		47		n/a		43
Total risk-weighted assets [1]	$	**1,773**	$	**1,570**	$	**1,696**	$	**1,490**

[1] Effective October 1, 2025, the Corporation elected to change its accounting methods for certain tax-related equity investments and applied those changes retrospectively. Under applicable bank regulatory rules, the Corporation is not required to revise previously-filed regulatory capital ratios and, accordingly, did not revise regulatory capital information as of December 31, 2024.
n/a = not applicable

Bank of America, N.A. Regulatory Capital

Table 13 presents regulatory capital information for BANA in accordance with Basel 3 Standardized and Advanced approaches as measured at December 31, 2025 and 2024. BANA met the definition of well capitalized under the PCA framework for both periods.

Table 13 Bank of America, N.A. Regulatory Capital under Basel 3

(Dollars in millions, except as noted)	Standardized Approach [1, 2]		Advanced Approaches [1, 2]	Regulatory Minimum [3]
	December 31, 2025			
Risk-based capital metrics:				
Common equity tier 1 capital	$	190,831	$ 190,831	
Tier 1 capital		190,831	190,831	
Total capital [4]		206,640	196,006	
Risk-weighted assets (in billions)		1,530	1,227	
Common equity tier 1 capital ratio		12.5 %	15.6 %	7.0 %
Tier 1 capital ratio		12.5	15.6	8.5
Total capital ratio		13.5	16.0	10.5
Leverage-based metrics:				
Adjusted quarterly average assets (in billions) [5]	$	2,592	$ 2,592	
Tier 1 leverage ratio		7.4 %	7.4 %	5.0
Supplementary leverage exposure (in billions)			$ 3,101	
Supplementary leverage ratio			6.2 %	6.0
	December 31, 2024			
Risk-based capital metrics:				
Common equity tier 1 capital	$	194,341	$ 194,341	
Tier 1 capital		194,341	194,341	
Total capital [4]		209,256	198,923	
Risk-weighted assets (in billions)		1,444	1,151	
Common equity tier 1 capital ratio		13.5 %	16.9 %	7.0 %
Tier 1 capital ratio		13.5	16.9	8.5
Total capital ratio		14.5	17.3	10.5
Leverage-based metrics:				
Adjusted quarterly average assets (in billions) [5]	$	2,546	$ 2,546	
Tier 1 leverage ratio		7.6 %	7.6 %	5.0
Supplementary leverage exposure (in billions)			$ 3,015	
Supplementary leverage ratio			6.4 %	6.0

[1] As of January 1, 2025, CECL transition provision's impact was fully phased-in. Capital ratios as of December 31, 2024 were calculated using the regulatory capital rule that allowed a five-year transition period related to the adoption of the CECL accounting standard on January 1, 2020.

[2] Effective in the fourth quarter of 2025, the Corporation elected to change its accounting methods for certain tax-related equity investments and applied those changes retrospectively through cumulative adjustment to retained earnings. Under applicable bank regulatory rules, the Corporation is not required to revise previously-filed regulatory capital ratios and, accordingly, did not revise regulatory capital information as of December 31, 2024.

[3] Risk-based capital regulatory minimums at both December 31, 2025 and 2024 are the minimum ratios under Basel 3 including a capital conservation buffer of 2.5 percent. The regulatory minimums for the leverage ratios as of both period ends are the percent required to be considered well capitalized under the PCA framework.

[4] Total capital under the Advanced approaches differs from the Standardized approach due to differences in the amount permitted in Tier 2 capital related to the qualifying allowance for credit losses.

[5] Reflects total average assets adjusted for certain Tier 1 capital deductions.

Total Loss-Absorbing Capacity Requirements

Total loss-absorbing capacity (TLAC) consists of the Corporation's Tier 1 capital and eligible long-term debt issued directly by the Corporation. Eligible long-term debt for TLAC ratios is comprised of unsecured debt that has a remaining maturity of at least one year and satisfies additional requirements as prescribed in the TLAC final rule. As with the risk-based capital ratios and SLR, the Corporation is required to maintain TLAC ratios in excess of minimum requirements plus applicable buffers to avoid restrictions on capital distributions and discretionary bonus payments to executive officers. Table 14 presents the Corporation's TLAC and long-term debt ratios and related information as of December 31, 2025 and 2024.

Table 14 Bank of America Corporation Total Loss-Absorbing Capacity and Long-Term Debt

(Dollars in millions)	TLAC [1]	Regulatory Minimum [2]	Long-term Debt	Regulatory Minimum [3]
		December 31, 2025		
Total eligible balance	$ 466,728		$ 225,518	
Percentage of risk-weighted assets [4]	26.3 %	22.0 %	12.7 %	9.0 %
Percentage of supplementary leverage exposure	11.7	9.5	5.7	4.5
		December 31, 2024		
Total eligible balance	$ 459,857		$ 220,666	
Percentage of risk-weighted assets [4]	27.1 %	22.0 %	13.0 %	9.0 %
Percentage of supplementary leverage exposure	12.0	9.5	5.8	4.5

[1] As of January 1, 2025, CECL transition provision's impact was fully phased-in. TLAC ratios as of December 31, 2024 were calculated using the regulatory capital rule that allowed a five-year transition period related to the adoption of the CECL accounting standard on January 1, 2020.

[2] The TLAC RWA regulatory minimum consists of 18.0 percent plus a TLAC RWA buffer comprised of 2.5 percent plus the Method 1 G-SIB surcharge of 1.5 percent. The countercyclical buffer is zero for both periods. The TLAC supplementary leverage exposure regulatory minimum consists of 7.5 percent plus a 2.0 percent TLAC leverage buffer. The TLAC RWA and leverage buffers must be comprised solely of CET1 capital and Tier 1 capital, respectively.

[3] The long-term debt RWA regulatory minimum is comprised of 6.0 percent plus the Corporation's Method 2 G-SIB surcharge of 3.0 percent. The long-term debt leverage exposure regulatory minimum is 4.5 percent.

[4] The approach that yields the higher RWA is used to calculate TLAC and long-term debt ratios, which was the Standardized approach as of December 31, 2025 and 2024.

Regulatory Developments

On November 25, 2025, the Federal Reserve, Office of the Comptroller of the Currency and FDIC issued a final rule that modified enhanced SLR requirements for bank holding companies and their insured depository institution subsidiaries, with corresponding revisions to TLAC and long-term debt requirements. Under the final rule, static buffer requirements have been replaced with a dynamic buffer requirement equal to 50 percent of the G-SIB's Method 1 surcharge, with the buffer capped at one percent for insured depository institutions. The Corporation elected to early adopt the final rule as of January 1, 2026, which decreased the regulatory minimum SLR requirement to 3.75 percent from 5.0 percent for the Corporation, and to 3.75 percent from 6.0 percent for BANA as of the same date. For more information on the Corporation's Method 1 and Method 2 G-SIB surcharge, see Minimum Capital Requirements in this section.

On October 24, 2025, the Federal Reserve issued two notices of proposed rulemaking (NPRs) related to its annual stress test. The first NPR requested comment on the hypothetical scenarios that will be used in the 2026 supervisory stress test. The Federal Reserve released these scenarios on February 4, 2026. The second NPR requests comment on the models the Federal Reserve uses to conduct the supervisory stress test. This NPR also outlines proposed changes to the broader stress testing framework and codifies an enhanced disclosure process under which the Federal Reserve would annually publish and invite public comment on stress test scenarios, models and material changes to those models.

On April 17, 2025, the Federal Reserve issued an NPR to modify the capital plan rule and SCB requirements. Under this NPR, results from the two most recent annual supervisory stress tests would be averaged to determine the Corporation's SCB requirement. In addition, the annual effective date of the SCB requirement would change from October 1st of the current year to January 1st of the following year, providing banks with additional time to comply with their new capital requirements.

Regulatory Capital and Securities Regulation

The Corporation's principal U.S. broker-dealer subsidiaries are BofA Securities, Inc. (BofAS) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S). The Corporation's principal European subsidiaries undertaking broker-dealer activities are Merrill Lynch International (MLI) and BofA Securities Europe SA (BofASE).

The U.S. broker-dealer subsidiaries are subject to the net capital requirements of Rule 15c3-1 under the Exchange Act. BofAS computes its capital requirements as an alternative net capital broker-dealer under Rule 15c3-1(a)(7) and Rule 15c3-1e, which permit the use of SEC-approved models, and MLPF&S computes its capital requirements in accordance with the alternative standard under Rule 15c3-1. BofAS is registered as a futures commission merchant and is subject to Commodity Futures Trading Commission (CFTC) Regulation 1.17. The U.S. broker-dealer subsidiaries are also registered with the Financial Industry Regulatory Authority, Inc. (FINRA). Pursuant to FINRA Rule 4110, FINRA may impose higher net capital requirements than Rule 15c3-1 under the Exchange Act with respect to each of the broker-dealers.

BofAS provides institutional services, and in accordance with the alternative net capital requirements, is required to regularly maintain tentative net capital in excess of $5.0 billion and net capital in excess of the greater of $1.0 billion or a certain percentage of its reserve requirement in addition to a certain percentage of securities-based swap risk margin. BofAS must also notify the SEC in the event its tentative net capital is less than $6.0 billion. BofAS is also required to hold a certain percentage of its customers' and affiliates' risk-based margin in order to meet its CFTC minimum net capital requirement. At December 31, 2025, BofAS had tentative net capital of $28.2 billion. BofAS also had regulatory net capital of $23.0 billion, which exceeded the minimum requirement of $5.1 billion.

MLPF&S provides retail services and is required to maintain net capital that is the greater of $250,000 or two percent of a certain component of its reserve calculation. At December 31, 2025, MLPF&S' regulatory net capital was $8.1 billion, which exceeded the minimum requirement of $175 million.

Our European broker-dealers are subject to requirements from U.S. and non-U.S. regulators. MLI, a U.K. investment firm, is regulated by the Prudential Regulation Authority and the Financial Conduct Authority and is subject to certain regulatory capital requirements. At December 31, 2025, MLI's capital resources were $33.4 billion, which exceeded the minimum Pillar 1 requirement of $13.2 billion.

BofASE, an authorized credit institution with its head office located in France, is regulated by the Autorité de Contrôle Prudentiel et de Résolution and the Autorité des Marchés Financiers, and supervised under the Single Supervisory Mechanism by the European Central Bank. At December 31, 2025, BofASE's capital resources were $11.8 billion, which exceeded the minimum Pillar 1 requirement of $4.0 billion.

In addition, MLI and BofASE remained conditionally registered with the SEC as security-based swap dealers, and maintained net liquid assets at December 31, 2025 that exceeded the applicable minimum requirements under the Exchange Act. The entities are also registered as swap dealers with the CFTC and met applicable capital requirements at December 31, 2025.

Liquidity Risk

Funding and Liquidity Risk Management

Our primary liquidity risk management objective is to meet expected or unexpected cash flow and collateral requirements, including payments under long-term debt agreements, commitments to extend credit and customer deposit withdrawals, while continuing to support our businesses and customers under a range of economic conditions. To achieve that objective, we analyze and monitor our liquidity risk under expected and stressed conditions, maintain liquidity and access to diverse funding sources, including our stable deposit base, and seek to align liquidity-related incentives and risks. These liquidity risk management practices have allowed us to effectively manage market fluctuations from the elevated interest rate environment, inflationary pressures and changes in the macroeconomic environment.

We define liquidity as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that we can use to meet our contractual and contingent financial obligations as they arise. We manage our liquidity position through line of business and ALM activities, as well as through our legal entity funding strategy, on both a forward and current (including intraday) basis under both expected and stressed conditions. We believe that a centralized approach to funding and liquidity management enhances our ability to monitor liquidity requirements, maximizes access to funding sources, minimizes borrowing costs and facilitates timely responses to liquidity events.

We provide centralized funding and liquidity management through a variety of activities, including monitoring of established limits, assessing exposures under both normal and stressed conditions and reviewing liquidity risk management processes and controls. GRM provides oversight of liquidity management across the Corporation, including FLUs and legal entities. GRM oversees the liquidity risk management governance structure, establishes liquidity risk policies, and provides independent review and challenge of the Corporation's liquidity risk management processes.

The Board, its risk committee and various management committees oversee the Corporation's liquidity activities and risk governance. The Board and/or ERC approve our liquidity risk policy, Financial Contingency and Recovery Plan and liquidity risk appetite limits. Management committees responsible for liquidity governance include the Corporation's Management Risk Committee, Asset and Liability Governance Committee, Liquidity Risk Committee and Asset and Liability Management Investment Committee. For more information, see Managing Risk on page 84. Under this governance framework, we developed certain funding and liquidity risk management practices which include: maintaining liquidity at Bank of America Corporation (Parent) and selected subsidiaries, including our bank subsidiaries and other regulated entities; determining what amounts of liquidity are appropriate for these entities based on analysis of debt maturities and other potential cash outflows, including those that we may experience during stressed market conditions; diversifying funding sources, considering our asset profile and legal entity structure; and performing contingency planning.

NB Holdings Corporation

Bank of America Corporation, as the parent company (the Parent), which is a separate and distinct legal entity from our bank and nonbank subsidiaries, has an intercompany arrangement with our wholly-owned holding company subsidiary, NB Holdings Corporation (NB Holdings). We have transferred, and agreed to transfer, additional Parent assets not required to satisfy anticipated near-term expenditures to NB Holdings. The Parent is expected to continue to have access to the same flow of dividends, interest and other amounts of cash necessary to service its debt, pay dividends and perform other obligations as it would have had it not entered into these arrangements and transferred any assets. These arrangements support our preferred single point of entry resolution strategy, under which only the Parent would be resolved under the U.S. Bankruptcy Code.

In consideration for the transfer of assets, NB Holdings issued a subordinated note to the Parent in a principal amount equal to the value of the transferred assets. The aggregate principal amount of the note will increase by the amount of any future asset transfers. NB Holdings also provided the Parent with a committed line of credit that allows the Parent to draw funds necessary to service near-term cash needs. These arrangements support our preferred single point of entry resolution strategy, under which only the Parent would be resolved under the U.S. Bankruptcy Code. These arrangements include provisions to terminate the line of credit, forgive the subordinated note and require the Parent to transfer its remaining financial assets to NB Holdings if our projected liquidity resources deteriorate so severely that resolution of the Parent becomes imminent.

Global Liquidity Sources and Other Unencumbered Assets

We maintain liquidity available to the Corporation, including the Parent and selected subsidiaries, in the form of cash and high-quality, liquid, unencumbered securities. Our liquidity buffer, referred to as Global Liquidity Sources (GLS), is comprised of assets that are readily available to the Parent and selected subsidiaries, including holding company, bank and broker-dealer subsidiaries, even during stressed market conditions. Our cash is primarily on deposit with the Federal Reserve Bank and, to a lesser extent, central banks outside of the U.S. We limit the composition of high-quality, liquid, unencumbered securities to U.S. government securities, U.S. agency securities, U.S. agency mortgage-backed securities and other investment-grade securities, and a select group of non-U.S. government securities. We can obtain cash for these securities, even in stressed conditions, through repurchase agreements or outright sales. We hold our GLS in legal entities that allow us to meet the liquidity requirements of our global businesses, and we consider the impact of potential regulatory, tax, legal and other restrictions that could limit the transferability of funds among entities.

Table 15 presents average GLS for the three months ended December 31, 2025 and 2024.

Table 15 **Average Global Liquidity Sources**

| (Dollars in billions) | Three Months Ended December 31 | | | |
	2025		2024	
Bank entities	$	789	$	777
Nonbank and other entities [1]		186		176
Total Average Global Liquidity Sources	$	975	$	953

[1] Nonbank includes Parent, NB Holdings and other regulated entities.

Our bank subsidiaries' liquidity is primarily driven by deposit and lending activity, as well as securities valuation and net debt activity. Bank subsidiaries can also generate incremental liquidity by pledging a range of unencumbered loans and securities to certain FHLBs and the Federal Reserve Discount Window. The cash we could have obtained by borrowing against this pool of specifically-identified eligible assets was $343 billion and $328 billion at December 31, 2025 and 2024. We have established operational procedures to enable us to borrow against these assets, including regularly monitoring our total pool of eligible loans and securities collateral. Eligibility is defined in guidelines from the FHLBs and the Federal Reserve and is subject to change at their discretion. Due to regulatory restrictions, liquidity generated by the bank subsidiaries can generally be used only to fund obligations within the bank subsidiaries, and transfers to the Parent or nonbank subsidiaries may be subject to prior regulatory approval.

Liquidity is also held in nonbank entities, including the Parent, NB Holdings and other regulated entities. The Parent and NB Holdings liquidity is typically in the form of cash deposited at BANA, which is excluded from the liquidity at bank subsidiaries, and high-quality, liquid, unencumbered securities. Liquidity held in other regulated entities, comprised primarily of broker-dealer subsidiaries, is primarily available to meet the obligations of that entity, and transfers to the Parent or to any other subsidiary may be subject to prior regulatory approval due to regulatory restrictions and minimum requirements. Our other regulated entities also hold unencumbered investment-grade securities and equities that we believe could be used to generate additional liquidity.

Table 16 presents the composition of average GLS for the three months ended December 31, 2025 and 2024.

Table 16 **Average Global Liquidity Sources Composition**

| (Dollars in billions) | Three Months Ended December 31 | | | |
	2025		2024	
Cash on deposit	$	227	$	315
U.S. Treasury securities		371		313
U.S. agency securities, mortgage-backed securities, and other investment-grade securities		336		296
Non-U.S. government securities		41		29
Total Average Global Liquidity Sources	$	975	$	953

Our GLS are substantially the same in composition to what qualifies as High Quality Liquid Assets (HQLA) under the final U.S. Liquidity Coverage Ratio (LCR) rules. However, HQLA for purposes of calculating LCR is not reported at market value, but at a lower value that incorporates regulatory deductions and the exclusion of excess liquidity held at certain subsidiaries. The LCR is calculated as the amount of a financial institution's unencumbered HQLA relative to the estimated net cash outflows the institution could encounter over a 30-day period of significant liquidity stress, expressed as a percentage. Our average consolidated HQLA, on a net basis, was $667 billion and $623 billion for the three months ended December 31, 2025 and 2024. For the same periods, the average consolidated LCR was 112 percent and 113 percent. Our LCR fluctuates due to normal business flows from customer activity.

Liquidity Stress Analysis
We utilize liquidity stress analysis to assist us in determining the appropriate amounts of liquidity to maintain at the Parent and our subsidiaries to meet contractual and contingent cash outflows under a range of scenarios. The scenarios we consider and utilize incorporate market-wide and Corporation-specific events, including potential credit rating downgrades for the Parent and our subsidiaries, and more severe events including potential resolution scenarios. The scenarios are based on our historical experience, experience of distressed and failed financial institutions, regulatory guidance, and both expected and unexpected future events.

The types of potential contractual and contingent cash outflows we consider in our scenarios may include, but are not limited to, upcoming contractual maturities of unsecured debt and reductions in new debt issuances; diminished access to secured financing markets; potential deposit withdrawals; increased draws on loan commitments, liquidity facilities and letters of credit; additional collateral that counterparties could call if our credit ratings were downgraded; collateral and margin requirements arising from market value changes; and potential liquidity required to maintain businesses and finance customer activities. Changes in certain market factors, including, but not limited to, credit rating downgrades, could negatively impact potential contractual and contingent outflows and the related financial instruments, and in some cases these impacts could be material to our financial results.

We consider all sources of funds that we could access during each stress scenario and focus particularly on matching available sources with corresponding liquidity requirements by legal entity. We also use the stress modeling results to manage our asset and liability profile and establish limits and guidelines on certain funding sources and businesses.

Net Stable Funding Ratio
The Net Stable Funding Ratio (NSFR) is a liquidity requirement for large banks to maintain a minimum level of stable funding over a one-year period. The requirement is intended to support the ability of banks to lend to households and businesses in both normal and adverse economic conditions and is complementary to the LCR, which focuses on short-term liquidity risks. The U.S. NSFR applies to the Corporation on a consolidated basis and to our insured depository institutions. For both the three months ended September 30, 2025 and December 31, 2025, the average consolidated NSFR was 120 percent.

Diversified Funding Sources
We fund our assets primarily with a mix of deposits, and secured and unsecured liabilities through a centralized, globally coordinated funding approach diversified across products, programs, markets, currencies and investor groups.

The primary benefits of our centralized funding approach include greater control, reduced funding costs, wider name recognition by investors and greater flexibility to meet the variable funding requirements of subsidiaries. Where regulations, time zone differences or other business considerations make Parent funding impractical, certain other subsidiaries may issue their own debt.

We fund a substantial portion of our lending activities through our deposits, which were $2.02 trillion and $1.97 trillion at December 31, 2025 and 2024. Deposits are primarily generated by our *Consumer Banking, GWIM* and *Global Banking* segments. These deposits are diversified by clients, product type and geography, and the majority of our U.S. deposits are insured by the FDIC.

At December 31, 2025, 47 percent of our deposits were in *Consumer Banking*, 14 percent in *GWIM* and 32 percent in *Global Banking*. As of the same period, approximately 70 percent of consumer and small business deposits and 81 percent of U.S. deposits in *Global Banking* were held by clients who have had accounts with us for 10 or more years. In addition, at December 31, 2025 and 2024, 26 percent and 27 percent of our deposits were noninterest bearing and included operating accounts of our consumer and commercial clients. During the three months ended December 31, 2025 and 2024, rates paid on deposits were 55 bps and 64 bps in *Consumer Banking*, 221 bps and 275 bps in *GWIM*, and 252 bps and 297 bps in *Global Banking*. For information on annual rates paid on consolidated deposit balances, see Table 6 on page 71.

We consider a substantial portion of our deposit base to be a stable, low-cost and consistent source of funding. We believe this deposit funding is generally less sensitive to interest rate changes, market volatility or changes in our credit ratings than wholesale funding sources. Our lending activities may also be financed through secured borrowings, including credit card securitizations and securitizations with government-sponsored enterprises (GSE), the Federal Housing Administration (FHA) and private-label investors, as well as FHLB loans.

Our trading activities in other regulated entities are primarily funded on a secured basis through securities lending and repurchase agreements, and these amounts will vary based on customer activity and market conditions. We believe funding these activities in the secured financing markets is more cost-efficient and less sensitive to changes in our credit ratings than unsecured financing. Repurchase agreements are generally short-term and often overnight. Disruptions in secured financing markets for financial institutions have occurred in prior market cycles, which resulted in adverse changes in terms or significant reductions in the availability of such financing. We manage the liquidity risks arising from secured funding by sourcing funding globally from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. For more information on secured financing agreements, see *Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash* to the Consolidated Financial Statements.

Long-term Debt

The Corporation's long-term debt largely consists of senior, senior structured, subordinated and junior subordinated notes issued by the Parent and/or BANA. The following table provides the carrying value of long-term debt at December 31, 2025.

Table 17 Long-term Debt

(Dollars in millions)	December 31, 2025
Bank of America Corporation	
Senior notes	$ 187,569
Senior structured notes	20,369
Subordinated notes	25,428
Junior subordinated notes	750
Total Bank of America Corporation [1]	**234,116**
Bank of America, N.A.	
Senior notes [1]	16,872
Subordinated notes [1]	1,403
Advances from Federal Home Loan Banks	4,175
Securitizations and other bank VIEs [2]	6,442
Other	600
Total Bank of America, N.A.	**29,492**
Other debt	
Structured liabilities	53,803
Nonbank VIEs [2]	405
Total other debt	**54,208**
Total	$ **317,816**

[1] As of December 31, 2025, the par values of Bank of America's senior notes, senior structured notes, subordinated notes and junior subordinated notes were $201.5 billion, $23.5 billion, $25.2 billion and $1.3 billion, respectively. As of December 31, 2025, the par values of BANA's senior notes and subordinated notes were $16.9 billion and $1.2 billion. The par value of long-term debt is the nominal or face value of each instrument as of December 31, 2025, and except for senior structured notes, represents the amount owed at the maturity date. The senior structured notes include zero coupon notes, whose par value increases through maturity and have a current par of $10.0 billion, compared to $28.1 billion owed at maturity. The par value of long-term debt is used by regulators and rating agencies to calculate certain resolution metrics.
[2] Represents liabilities of consolidated variable interest entities (VIEs) included in long-term debt on the Consolidated Balance Sheet.

Total long-term debt increased $34.5 billion to $317.8 billion during 2025 primarily due to debt issuances and valuation adjustments, partially offset by maturities and redemptions. We may, from time to time, purchase outstanding debt instruments in various transactions, depending on market conditions, liquidity and other factors. Our other regulated entities may also make markets in our debt instruments to provide liquidity for investors.

At December 31, 2025, Bank of America Corporation's senior notes of $187.6 billion included $177.8 billion of outstanding notes, substantially all of which are both TLAC eligible and callable at least one year before their stated maturities. Of these senior notes, $24.5 billion will be callable and become TLAC ineligible during 2026, and $27.4 billion, $28.1 billion, $8.4 billion and $21.7 billion will do so during each of 2027 through 2030, respectively, and $67.7 billion thereafter.

We issue long-term unsecured debt in a variety of maturities and currencies to achieve cost-efficient funding and to maintain an appropriate maturity profile. While the cost and availability of unsecured funding may be negatively impacted by general market conditions or by matters specific to the financial services industry or the Corporation, we seek to mitigate refinancing risk by actively managing the amount of our borrowings that we anticipate will mature within any month or quarter. We may issue unsecured debt in the form of structured notes for client purposes, certain of which qualify as TLAC-eligible debt. During 2025, we issued $44.4 billion of structured notes, which are debt obligations that pay investors returns linked to other debt or equity securities, indices, currencies or commodities. We typically hedge the returns we are obligated to pay on these liabilities with derivatives and/or investments in the underlying instruments, so that from a funding perspective, the cost is similar to our other unsecured long-term debt. We could be required to settle certain structured note obligations for cash or other securities prior to maturity under certain circumstances, which we consider for liquidity planning purposes. We believe, however, that a portion of such borrowings will remain outstanding beyond the earliest put or redemption date.

Substantially all of our senior and subordinated debt obligations contain no provisions that could trigger a requirement for an early repayment, require additional collateral support, result in changes to terms, accelerate maturity or create additional financial obligations upon an adverse change in our credit ratings, financial ratios, earnings, cash flows or stock price. For more information on long-term debt funding, including issuances and maturities and redemptions, see *Note 11 – Long-term Debt* to the Consolidated Financial Statements.

We use derivative transactions to manage the duration, interest rate and currency risks of our borrowings, considering the characteristics of the assets they are funding. For more information on our ALM activities, see Interest Rate Risk Management for the Banking Book on page 118.

Uninsured Deposits

The FDIC insures the Corporation's U.S. deposits up to $250,000 per depositor, per insured bank for each account ownership category, and various country-specific funds insure non-U.S. deposits up to specified limits. Deposits that exceed insurance limits are uninsured. At December 31, 2025, the Corporation's deposits totaled $2.02 trillion, of which total estimated uninsured U.S. and non-U.S. deposits were $723.0 billion and $134.9 billion. At December 31, 2024, the Corporation's deposits totaled $1.97 trillion, of which total estimated uninsured U.S. and non-U.S. deposits were $646.2 billion and $124.9 billion. Deposit balances exclude $11.9 billion and $16.9 billion of collateral received on certain derivative contracts that are netted against the derivative asset in the Consolidated Balance Sheet at December 31, 2025 and 2024. Estimated uninsured deposits presented in this section reflect amounts disclosed in our regulatory reports, adjusted to exclude related accrued interest and intercompany deposit balances.

The Corporation's estimated uninsured deposits include time deposits. At December 31, 2025, the Corporation's time deposits totaled $212.5 billion, of which estimated uninsured time deposits totaled $47.1 billion. Table 18 presents the Corporation's estimated uninsured U.S. and non-U.S. time deposits by remaining maturity. For more information on our liquidity sources, see Global Liquidity Sources and Other Unencumbered Assets, and for more information on deposits,

see Diversified Funding Sources in this section. For more information on contractual time deposit maturities, see *Note 9 – Deposits* to the Consolidated Financial Statements.

Table 18   Uninsured Time Deposits [1]

	December 31, 2025		
(Dollars in millions)	U.S.	Non-U.S.	Total
Uninsured time deposits with a maturity of:			
3 months or less	$ 14,364	$ 10,960	$ 25,324
Over 3 months through 6 months	8,243	499	8,742
Over 6 months through 12 months	7,937	1,005	8,942
Over 12 months	272	3,771	4,043
Total	$ 30,816	$ 16,235	$ 47,051

[1] Amounts are estimated based on the regulatory methodologies defined by each local jurisdiction.

Contingency Planning

We maintain contingency funding plans that outline our potential responses to liquidity stress events at various levels of severity. These policies and plans are based on stress scenarios and include potential funding strategies and communication and notification procedures that we would implement in the event we experienced stressed liquidity conditions. We periodically review and test the contingency funding plans to validate efficacy and assess readiness.

Our U.S. bank subsidiaries can access contingency funding through the Federal Reserve Discount Window. Certain non-U.S. subsidiaries have access to central bank facilities in the jurisdictions in which they operate. While we do not rely on these sources in our liquidity modeling, we maintain the policies, procedures and governance processes that would enable us to access these sources if necessary.

Credit Ratings

Our borrowing costs and ability to raise funds are impacted by our credit ratings. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including over-the-counter (OTC) derivatives. Thus, it is our objective to maintain high-quality credit ratings, and management maintains an active dialogue with the major rating agencies.

Credit ratings and outlooks are opinions expressed by rating agencies on our creditworthiness and that of our obligations or securities, including long-term debt, short-term borrowings, preferred stock and other securities, including asset securitizations. Our credit ratings are subject to ongoing review by the rating agencies, and they consider a number of factors, including our own financial strength, performance, prospects and operations as well as factors not under our control. The rating agencies could make adjustments to our ratings at any time, and they provide no assurances that they will maintain our ratings at current levels.

Other factors that influence our credit ratings include changes to the rating agencies' methodologies for our industry or certain security types; the rating agencies' assessment of the general operating environment for financial services companies; our relative positions in the markets in which we compete; our various risk exposures and risk management policies and activities; pending litigation and other contingencies or potential tail risks; our reputation; our liquidity position, diversity of funding sources and funding costs; the current and expected level and volatility of our earnings; our capital position and capital management practices; our corporate governance; the

sovereign credit ratings of the U.S. government; current or future regulatory and legislative initiatives; and the agencies' views on whether the U.S. government would provide meaningful support to the Corporation or its subsidiaries in a crisis.

The ratings and outlooks from Moody's Investors Service, Standard & Poor's Global Ratings and Fitch Ratings for the Corporation did not change in 2025. On May 19, 2025, Moody's Investors Service downgraded its rating for the long-term senior debt of BANA to Aa2 from Aa1, removing one notch of rating uplift for government support as a consequence of the agency's downgrade of U.S. sovereign debt. The ratings and outlooks from Standard & Poor's Global Ratings and Fitch Ratings for the Corporation's rated subsidiaries did not change in 2025.

Table 19 presents the Corporation's current long-term/short-term senior debt ratings and outlooks expressed by the rating agencies.

Table 19 Senior Debt Ratings

	Moody's Investors Service			Standard & Poor's Global Ratings			Fitch Ratings		
	Long-term	Short-term	Outlook	Long-term	Short-term	Outlook	Long-term	Short-term	Outlook
Bank of America Corporation	A1	P-1	Stable	A-	A-2	Stable	AA-	F1+	Stable
Bank of America, N.A.	Aa2	P-1	Stable	A+	A-1	Stable	AA	F1+	Stable
Bank of America Europe Designated Activity Company	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable
Merrill Lynch, Pierce, Fenner & Smith Incorporated	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable
BofA Securities, Inc.	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable
Merrill Lynch International	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable
BofA Securities Europe SA	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable

NR = not rated

A reduction in certain of our credit ratings or the ratings of certain asset-backed securitizations may have a material adverse effect on our liquidity, potential loss of access to credit markets, the related cost of funds, our businesses and on certain revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, under the terms of certain OTC derivative contracts and other trading agreements, in the event of downgrades of our or our rated subsidiaries' credit ratings, the counterparties to those agreements may require us to provide additional collateral, or to terminate these contracts or agreements, which could cause us to sustain losses and/or adversely impact our liquidity. If the short-term credit ratings of our Parent, bank or broker-dealer subsidiaries were downgraded by one or more levels, the potential loss of access to short-term funding sources such as repo financing and the effect on our incremental cost of funds could be material.

While certain potential impacts are contractual and quantifiable, the full scope of the consequences of a credit rating downgrade to a financial institution is inherently uncertain, as it depends upon numerous dynamic, complex and inter-related factors and assumptions, including whether any downgrade of a company's long-term credit ratings precipitates downgrades to its short-term credit ratings, and assumptions about the potential behaviors of various customers, investors and counterparties. For more information on potential impacts of credit rating downgrades, see Liquidity Risk – Liquidity Stress Analysis on page 94.

For more information on additional collateral and termination payments that could be required in connection with certain over-the-counter derivative contracts and other trading agreements in the event of a credit rating downgrade, see *Note 3 – Derivatives* to the Consolidated Financial Statements and Item 1A. Risk Factors of our 2025 Annual Report on Form 10-K.

Common Stock Dividends

For a summary of our declared quarterly cash dividends on common stock during 2025 and through February 25, 2026, see *Note 13 – Shareholders' Equity* to the Consolidated Financial Statements.

Finance Subsidiary Issuers and Parent Guarantor

BofA Finance LLC, a Delaware limited liability company (BofA Finance), is a consolidated finance subsidiary of the Corporation that has issued and sold, and is expected to continue to issue and sell, its senior unsecured debt securities (Guaranteed Notes) that are fully and unconditionally guaranteed by the Corporation. The Corporation guarantees the due and punctual payment, on demand, of amounts payable on the Guaranteed Notes if not paid by BofA Finance. In addition, each of BAC Capital Trust XIII, BAC Capital Trust XIV and BAC Capital Trust XV, Delaware statutory trusts (collectively, the Trusts) is a 100 percent owned finance subsidiary of the Corporation that has issued and sold trust preferred securities (the Trust Preferred Securities) or capital securities (the Capital Securities and, together with the Guaranteed Notes and the Trust Preferred Securities, the Guaranteed Securities), as applicable, that remained outstanding at December 31, 2025. The Corporation guarantees the payment of amounts and distributions with respect to the Trust Preferred Securities and Capital Securities if not paid by the Trusts, to the extent of funds held by the Trusts. This guarantee, together with the Corporation's other obligations with respect to the Trust Preferred Securities and Capital Securities, effectively constitutes a full and unconditional guarantee of the Trusts' payment obligations on the Trust Preferred Securities or Capital Securities, as applicable. No other subsidiary of the Corporation guarantees the Guaranteed Securities.

BofA Finance and each of the Trusts are finance subsidiaries, have no independent assets, revenues or operations and are dependent upon the Corporation and/or the Corporation's other subsidiaries to meet their respective obligations under the Guaranteed Securities in the ordinary course. If holders of the Guaranteed Securities make claims on their Guaranteed Securities in a bankruptcy, resolution or similar proceeding, any recoveries on those claims will be limited to those available under the applicable guarantee by the Corporation, as described above.

The Corporation is a holding company and depends upon its subsidiaries for liquidity. Applicable laws and regulations and intercompany arrangements entered into in connection with the Corporation's resolution plan could restrict the availability of funds from subsidiaries to the Corporation, which could

adversely affect the Corporation's ability to make payments under its guarantees. In addition, the obligations of the Corporation under the guarantees of the Guaranteed Securities will be structurally subordinated to all existing and future liabilities of its subsidiaries, and claimants should look only to assets of the Corporation for payments. If the Corporation, as guarantor of the Guaranteed Notes, transfers all or substantially all of its assets to one or more direct or indirect majority-owned subsidiaries, under the indenture governing the Guaranteed Notes, the subsidiary or subsidiaries will not be required to assume the Corporation's obligations under its guarantee of the Guaranteed Notes.

For more information on factors that may affect payments to holders of the Guaranteed Securities, see Liquidity Risk – NB Holdings Corporation in this section, Item 1. Business of our 2025 Annual Report on Form 10-K and Item 1A. Risk Factors of our 2025 Annual Report on Form 10-K.

Representations and Warranties Obligations

For information on representations and warranties obligations in connection with the sale of mortgage loans, see *Note 12 – Commitments and Contingencies* to the Consolidated Financial Statements.

Credit Risk Management

Credit risk is the risk of loss arising from the inability or failure of a borrower or counterparty to meet its obligations. Credit risk can also arise from operational failures that result in an erroneous advance, commitment or investment of funds. We define the credit exposure to a borrower or counterparty as the loss potential arising from all product classifications including loans and leases, deposit overdrafts, derivatives, assets held-for-sale and unfunded lending commitments, which include loan commitments, letters of credit and financial guarantees. Derivative positions are recorded at fair value, and assets held-for-sale are recorded at either fair value or the lower of cost or fair value. Certain loans and unfunded commitments are accounted for under the fair value option. Credit risk for categories of assets carried at fair value is not accounted for as part of the allowance for credit losses but as part of the fair value adjustments recorded in earnings. For derivative positions, our credit risk is measured as the net cost in the event the counterparties with contracts in which we are in a gain position fail to perform under the terms of those contracts. We use the current fair value to represent credit exposure without giving consideration to future mark-to-market changes. The credit risk amounts take into consideration the effects of legally enforceable master netting agreements and cash collateral. Our consumer and commercial credit extension and review procedures encompass funded and unfunded credit exposures. For more information on derivatives and credit extension commitments, see *Note 3 – Derivatives* and *Note 12 – Commitments and Contingencies* to the Consolidated Financial Statements.

We manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral and other support given current events, conditions and expectations. We classify our portfolios as either consumer or commercial and monitor credit risk in each as discussed below.

We refine our underwriting and credit risk management practices as well as credit standards to meet the changing economic environment. To mitigate losses and enhance customer support in our consumer businesses, we have in place collection programs and loan modification and customer assistance infrastructures. We utilize a number of actions to mitigate losses in the commercial businesses including increasing the frequency and intensity of portfolio monitoring, hedging activity and our practice of transferring management of deteriorating commercial exposures to independent special asset officers as credits enter criticized categories.

As part of our credit risk management, we also monitor and assess transverse risks such as climate risk, which includes physical risk and transition risk. Physical risks related to severe weather events can increase credit risk, including by diminishing borrowers' repayment capacity or collateral values. Transition risks related to transitioning to a lower carbon economy can amplify credit risks through the financial impacts of changes in policy, technology or the market on our counterparties. For more information on the Corporation's climate-related risks, see the Credit and Other sections within Item 1A. Risk Factors of our 2025 Annual Report on Form 10-K.

For information on our credit risk management activities, see the following: Consumer Portfolio Credit Risk Management on page 98, Commercial Portfolio Credit Risk Management on page 103, Non-U.S. Portfolio on page 109, Allowance for Credit Losses on page 112, *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements. For information on the Corporation's loan modification programs, see *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements. For more information on the Corporation's credit risks, see the Credit section within Item 1A. Risk Factors of our 2025 Annual Report on Form 10-K.

During 2025, our net charge-off ratio decreased seven bps compared to the same period in 2024 primarily driven by lower commercial real estate office charge-offs. Commercial reservable criticized exposure decreased $1.7 billion, and nonperforming loans decreased $171 million compared to December 31, 2024 driven by the commercial real estate portfolio. Ongoing uncertainty surrounding international trade policies, persistent inflationary pressures, interest rates and ongoing geopolitical tensions continue to weigh on the broader economic outlook. These factors have been assessed for any impacts to the portfolio and may contribute to future deterioration in credit quality metrics as they evolve. For more information on risks related to macroeconomic conditions and political activity, see Item 1A. Risk Factors of our 2025 Annual Report on Form 10-K.

Consumer Portfolio Credit Risk Management

Credit risk management for the consumer portfolio begins with initial underwriting and continues throughout a borrower's credit cycle. Statistical techniques in conjunction with experiential judgment are used in all aspects of portfolio management including underwriting, product pricing, risk appetite, setting credit limits, and establishing operating processes and metrics to quantify and balance risks and returns. Statistical models are built using detailed behavioral information from external sources, such as credit bureaus, and/or internal historical experience and are a component of our consumer credit risk management process. These models are used in part to assist in making both new and ongoing credit decisions as well as portfolio management strategies, including authorizations and line management, collection practices and strategies, and determination of the allowance for loan and lease losses and allocated capital for credit risk.

Consumer Credit Portfolio

During 2025, the U.S. unemployment rate and home prices remained relatively stable. Net charge-offs decreased $90 million to $4.1 billion in 2025, primarily driven by the other consumer and credit card portfolios.

The consumer allowance for loan and lease losses decreased $190 million to $8.4 billion from 2024. For more information, see Allowance for Credit Losses on page 112.

For more information on our accounting policies regarding delinquencies, nonperforming status, charge-offs and loan modifications for the consumer portfolio, see *Note 1 – Summary of Significant Accounting Principles* and *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements.

Table 20 presents our outstanding consumer loans and leases, consumer nonperforming loans and accruing consumer loans past due 90 days or more.

Table 20 Consumer Credit Quality

	Outstandings		Nonperforming		Accruing Past Due 90 Days or More	
	December 31					
(Dollars in millions)	2025	2024	2025	2024	2025	2024
Residential mortgage [1]	$ 236,302	$ 228,199	$ 2,008	$ 2,052	$ 207	$ 229
Home equity	26,823	25,737	392	409	—	—
Credit card	106,027	103,566	n/a	n/a	1,351	1,401
Direct/Indirect consumer [2]	114,130	107,122	176	186	5	1
Other consumer	144	151	—	—	—	—
Consumer loans excluding loans accounted for under the fair value option	$ 483,426	$ 464,775	$ 2,576	$ 2,647	$ 1,563	$ 1,631
Loans accounted for under the fair value option [3]	165	221				
Total consumer loans and leases	$ 483,591	$ 464,996				
Percentage of outstanding consumer loans and leases [4]	n/a	n/a	0.53 %	0.57 %	0.32 %	0.35 %
Percentage of outstanding consumer loans and leases, excluding fully-insured loan portfolios [4]	n/a	n/a	0.54	0.58	0.29	0.31

[1] Residential mortgage loans accruing past due 90 days or more are fully-insured loans. At December 31, 2025 and 2024, residential mortgage included $104 million and $119 million of loans on which interest had been curtailed by the FHA, and therefore were no longer accruing interest, although principal was still insured, and $103 million and $110 million of loans on which interest was still accruing.
[2] Outstandings primarily includes auto and specialty lending loans and leases of $55.3 billion and $54.9 billion, U.S. securities-based lending loans of $55.0 billion and $48.7 billion at December 31, 2025 and 2024, and non-U.S. consumer loans of $3.0 billion and $2.8 billion at December 31, 2025 and 2024.
[3] For more information on the fair value option, see *Note 21 – Fair Value Option* to the Consolidated Financial Statements.
[4] Excludes consumer loans accounted for under the fair value option. At December 31, 2025 and 2024, loans accounted for under the fair value option that were past due 90 days or more and not accruing interest were insignificant.
n/a = not applicable

Table 21 presents net charge-offs and related ratios for consumer loans and leases.

Table 21 Consumer Net Charge-offs and Related Ratios

	Net Charge-offs [1]		Net Charge-off Ratios [1]	
(Dollars in millions)	2025	2024	2025	2024
Residential mortgage	$ (1)	$ —	— %	— %
Home equity	(41)	(41)	(0.16)	(0.16)
Credit card	3,717	3,745	3.68	3.75
Direct/Indirect consumer	235	239	0.21	0.23
Other consumer	238	295	n/m	n/m
Total	$ 4,148	$ 4,238	0.88	0.93

[1] Negative numbers represent net recoveries. Net charge-off ratios are calculated as net charge-offs divided by average outstanding loans and leases, excluding loans accounted for under the fair value option.
n/m = not meaningful

We believe that the presentation of information adjusted to exclude the impact of the fully-insured loan portfolio and loans accounted for under the fair value option is more representative of the ongoing operations and credit quality of the business. As a result, in the following tables and discussions of the residential mortgage and home equity portfolios, we exclude loans accounted for under the fair value option and provide information that excludes the impact of the fully-insured loan portfolio in certain credit quality statistics.

Residential Mortgage

The residential mortgage portfolio made up the largest percentage of our consumer loan portfolio at 49 percent of consumer loans and leases in 2025. Approximately 49 percent of the residential mortgage portfolio was in *Consumer Banking,* 47 percent was in *GWIM* and the remaining portion was in *Global Markets* and *All Other*.

Outstanding balances in the residential mortgage portfolio increased $8.1 billion in 2025 primarily due to a loan portfolio acquisition in the first quarter of 2025.

At December 31, 2025 and 2024, the residential mortgage portfolio included $9.1 billion and $9.9 billion of outstanding fully-insured loans, of which $1.9 billion and $2.0 billion had FHA insurance, with the remainder protected by Fannie Mae long-term standby agreements.

Table 22 presents certain residential mortgage key credit statistics on both a reported basis and excluding the fully-insured loan portfolio. The following discussion presents the residential mortgage portfolio excluding the fully-insured loan portfolio.

Table 22 Residential Mortgage – Key Credit Statistics

	Reported Basis [1]		Excluding Fully-insured Loans [1]	
	December 31			
(Dollars in millions)	2025	2024	2025	2024
Outstandings	$ 236,302	$ 228,199	$ 227,227	$ 218,287
Accruing past due 30 days or more	1,609	1,494	1,159	1,007
Accruing past due 90 days or more	207	229	—	—
Nonperforming loans [2]	2,008	2,052	2,008	2,052
Percent of portfolio				
Refreshed LTV greater than 90 but less than or equal to 100	1%	1 %	1%	1 %
Refreshed LTV greater than 100	1	—	1	—
Refreshed FICO below 620	2	1	1	1

[1] Outstandings, accruing past due, nonperforming loans and percentages of portfolio exclude loans accounted for under the fair value option.
[2] Includes loans that are contractually current that have not yet demonstrated a sustained period of payment performance following a modification.

Nonperforming outstanding balances in the residential mortgage portfolio decreased $44 million to $2.0 billion in 2025. Of the nonperforming residential mortgage loans at December 31, 2025, $1.2 billion, or 60 percent, were current on contractual payments. Excluding fully-insured loans, loans accruing past due 30 days or more increased $152 million to $1.2 billion in 2025.

Of the $227.2 billion in total residential mortgage loans outstanding at December 31, 2025, $65.5 billion, or 29 percent, of loans were originated as interest-only. The outstanding balance of interest-only residential mortgage loans that had entered the amortization period was $3.6 billion, or six percent, at December 31, 2025. Residential mortgage loans that have entered the amortization period generally experience a higher rate of early stage delinquencies and nonperforming status compared to the residential mortgage portfolio as a whole. At December 31, 2025, $43 million, or one percent, of outstanding interest-only residential mortgages that had entered the amortization period were accruing past due 30 days or more compared to $1.2 billion, or less than one percent, for the entire residential mortgage portfolio. In addition, at December 31, 2025, $150 million, or four percent, of outstanding interest-only residential mortgage loans that had entered the amortization period were nonperforming, of which $48 million were contractually current. Loans that have yet to enter the amortization period in our interest-only residential mortgage portfolio are primarily well-collateralized loans to our wealth management clients and have an interest-only period of three years to 10 years. Substantially all of these loans that have yet to enter the amortization period will not be required to make a fully-amortizing payment until 2027 or later.

Table 23 presents outstandings, nonperforming loans and net charge-offs by certain state concentrations for the residential mortgage portfolio. In the New York area, the New York-Northern New Jersey-Long Island Metropolitan Statistical Area (MSA) made up 15 percent of outstandings at both December 31, 2025 and 2024. The Los Angeles-Long Beach-Santa Ana MSA within California represented 14 percent of outstandings at both December 31, 2025 and 2024.

Table 23 Residential Mortgage State Concentrations

	Outstandings [1]		Nonperforming [1]		Net Charge-offs [2]	
	December 31					
(Dollars in millions)	2025	2024	2025	2024	2025	2024
California	$ 82,719	$ 81,729	$ 601	$ 602	$ (5)	$ 1
New York	25,927	25,827	277	318	1	2
Florida	16,696	15,715	139	142	—	(4)
Massachusetts	9,674	7,926	51	43	—	—
New Jersey	9,474	8,568	83	88	—	(2)
Other	82,737	78,522	857	859	3	3
Residential mortgage loans	$ 227,227	$ 218,287	$ 2,008	$ 2,052	$ (1)	$ —
Fully-insured loan portfolio	9,075	9,912				
Total residential mortgage loan portfolio	$ 236,302	$ 228,199				

[1] Outstandings and nonperforming loans exclude loans accounted for under the fair value option.
[2] Negative numbers represent net recoveries

Home Equity

At December 31, 2025, the home equity portfolio made up six percent of the consumer portfolio and was comprised of home equity lines of credit (HELOCs), home equity loans and reverse mortgages. HELOCs generally have an initial draw period of 10 years, and after the initial draw period ends, the loans generally convert to 15- or 20-year amortizing loans. We no longer originate home equity loans or reverse mortgages.

At December 31, 2025, 85 percent of the home equity portfolio was in *Consumer Banking*, 11 percent was in *GWIM* and the remainder of the portfolio was in *All Other*. Outstanding balances in the home equity portfolio increased $1.1 billion in 2025 primarily due to draws on existing lines and new originations outpacing paydowns. Of the total home equity portfolio at December 31, 2025 and 2024, $8.9 billion and $9.2 billion, or 33 percent and 36 percent, were in first-lien positions. At December 31, 2025, outstanding balances in the home equity portfolio that were in a second-lien or more junior-lien position and where we also held the first-lien loan totaled $4.8 billion, or 18 percent, of our total home equity portfolio.

Unused HELOCs totaled $43.1 billion and $44.3 billion at December 31, 2025 and 2024. The HELOC utilization rate was 38 percent and 36 percent at December 31, 2025 and 2024.

Table 24 presents certain home equity portfolio key credit statistics.

Table 24   Home Equity – Key Credit Statistics [1]

	December 31	
(Dollars in millions)	2025	2024
Outstandings	$ 26,823	$ 25,737
Accruing past due 30 days or more	87	84
Nonperforming loans [2]	392	409
Percent of portfolio		
Refreshed CLTV greater than 90 but less than or equal to 100	—%	— %
Refreshed CLTV greater than 100	—	—
Refreshed FICO below 620	3	2

[1] Outstandings, accruing past due, nonperforming loans and percentages of the portfolio exclude loans accounted for under the fair value option.
[2] Includes loans that are contractually current that have not yet demonstrated a sustained period of payment performance following a modification.

Nonperforming outstanding balances in the home equity portfolio decreased $17 million to $392 million at December 31, 2025. Of the nonperforming home equity loans at December 31, 2025, $238 million, or 61 percent, were current on contractual payments. In addition, $82 million, or 21 percent, were 180 days or more past due and had been written down to the estimated fair value of the collateral, less costs to sell. Accruing loans that were 30 days or more past due remained relatively unchanged in 2025 compared to 2024.

Of the $26.8 billion in total home equity portfolio outstandings at December 31, 2025, as shown in Table 24, eight percent require interest-only payments. The outstanding balance of HELOCs that had reached the end of their draw period and entered the amortization period was $3.1 billion at December 31, 2025. The HELOCs that have entered the amortization period have experienced a higher percentage of early stage delinquencies and nonperforming status when compared to the HELOC portfolio as a whole. At December 31, 2025, $26 million, or one percent, of outstanding HELOCs that had entered the amortization period were accruing past due 30 days or more. In addition, at December 31, 2025, $217 million, or seven percent, were nonperforming.

For our interest-only HELOC portfolio, we do not actively track how many of our home equity customers pay only the minimum amount due on their home equity loans and lines; however, we can infer some of this information through a review of our HELOC portfolio that we service and is still in its revolving period. During 2025, 13 percent of these customers with an outstanding balance did not pay any principal on their HELOCs.

Table 25 presents outstandings, nonperforming balances and net recoveries by certain state concentrations for the home equity portfolio. In the New York area, the New York-Northern New Jersey-Long Island MSA made up 10 percent and 11 percent of the outstanding home equity portfolio at December 31, 2025 and 2024. The Los Angeles-Long Beach-Santa Ana MSA within California made up 10 percent and 11 percent of the outstanding home equity portfolio at December 31, 2025 and 2024.

Table 25   Home Equity State Concentrations

	Outstandings [1]		Nonperforming [1]		Net Charge-offs [2]	
	December 31					
(Dollars in millions)	2025	2024	2025	2024	2025	2024
California	$ 7,219	$ 7,038	$ 108	$ 102	$ (8)	$ (8)
Florida	2,588	2,542	43	47	(4)	(7)
New Jersey	1,871	1,817	27	34	(4)	(5)
Texas	1,674	1,521	17	17	1	1
New York	1,421	1,447	55	62	(6)	(4)
Other	12,050	11,372	142	147	(20)	(18)
Total home equity loan portfolio	$ 26,823	$ 25,737	$ 392	$ 409	$ (41)	$ (41)

[1] Outstandings and nonperforming loans exclude loans accounted for under the fair value option.
[2] Negative numbers represent net recoveries

Credit Card

At December 31, 2025, 96 percent of the credit card portfolio was managed in *Consumer Banking* with the remainder in *GWIM*. Outstandings in the credit card portfolio increased $2.5 billion during 2025 to $106.0 billion driven by purchase volume growth and card transfer demand. Net charge-offs remained relatively unchanged in 2025 at $3.7 billion. Credit card loans 30 days or more past due decreased $34 million, and 90 days or more past due decreased $50 million at December 31, 2025.

Unused lines of credit for credit card increased to $417.6 billion at December 31, 2025 from $398.7 billion at December 31, 2024.

Table 26 presents certain state concentrations for the credit card portfolio.

Table 26 Credit Card State Concentrations

	Outstandings		Past Due 90 Days or More		Net Charge-offs	
	December 31					
(Dollars in millions)	**2025**	2024	**2025**	2024	**2025**	2024
California	**$ 17,664**	$ 17,289	**$ 241**	$ 253	**$ 709**	$ 694
Florida	**11,169**	10,794	**192**	199	**516**	518
Texas	**9,403**	9,121	**142**	142	**367**	369
Washington	**5,853**	5,586	**47**	46	**123**	121
New York	**5,822**	5,765	**80**	84	**223**	238
Other	**56,116**	55,011	**649**	677	**1,779**	1,805
Total credit card portfolio	**$ 106,027**	$ 103,566	**$ 1,351**	$ 1,401	**$ 3,717**	$ 3,745

Direct/Indirect Consumer

At December 31, 2025, 49 percent of the direct/indirect portfolio was included in *Consumer Banking* (consumer auto and recreational vehicle lending) and 51 percent was included in *GWIM* (principally securities-based lending loans). Outstandings in the direct/indirect portfolio increased $7.0 billion in 2025 to $114.1 billion driven by increases in securities-based lending.

Table 27 presents certain state concentrations for the direct/indirect consumer loan portfolio.

Table 27 Direct/Indirect State Concentrations

	Outstandings		Nonperforming		Net Charge-offs	
	December 31					
(Dollars in millions)	**2025**	2024	**2025**	2024	**2025**	2024
California	**$ 17,247**	$ 16,017	**$ 44**	$ 38	**$ 64**	$ 58
Florida	**15,127**	14,573	**20**	23	**28**	33
Texas	**11,051**	10,164	**17**	18	**28**	33
New York	**8,019**	7,820	**10**	15	**13**	15
New Jersey	**4,740**	4,429	**6**	7	**5**	8
Other	**57,946**	54,119	**79**	85	**97**	92
Total direct/indirect loan portfolio	**$ 114,130**	$ 107,122	**$ 176**	$ 186	**$ 235**	$ 239

Other Consumer

Other consumer primarily consists of deposit overdraft balances. Net charge-offs decreased $57 million in 2025 to $238 million, primarily driven by lower overdraft losses.

Nonperforming Consumer Loans, Leases and Foreclosed Properties Activity

Table 28 presents nonperforming consumer loans, leases and foreclosed properties activity during 2025 and 2024. During 2025, nonperforming consumer loans of $2.6 billion decreased $71 million.

At December 31, 2025, $450 million, or 17 percent, of nonperforming loans were 180 days or more past due and had been written down to their estimated property value less costs to sell. In addition, at December 31, 2025, $1.5 billion, or 58 percent, of nonperforming consumer loans were current and classified as nonperforming loans in accordance with applicable policies.

Foreclosed properties was $90 million in 2025, relatively unchanged from 2024.

Table 28 Nonperforming Consumer Loans, Leases and Foreclosed Properties Activity

(Dollars in millions)	**2025**	2024
Nonperforming loans and leases, January 1	**$ 2,647**	$ 2,712
Additions	**1,053**	969
Reductions:		
Paydowns and payoffs	**(483)**	(479)
Sales	**(3)**	(5)
Returns to performing status [(1)]	**(578)**	(489)
Charge-offs	**(33)**	(32)
Transfers to foreclosed properties	**(27)**	(29)
Total net reductions to nonperforming loans and leases	**(71)**	(65)
Total nonperforming loans and leases, December 31	**2,576**	2,647
Foreclosed properties, December 31	**90**	89
Nonperforming consumer loans, leases and foreclosed properties, December 31 [(2)]	**$ 2,666**	$ 2,736
Nonperforming consumer loans and leases as a percentage of outstanding consumer loans and leases [(3)]	**0.53 %**	0.58 %
Nonperforming consumer loans, leases and foreclosed properties as a percentage of outstanding consumer loans, leases and foreclosed properties [(3)]	**0.55**	0.60

(1) Consumer loans may be returned to performing status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.

(2) Includes repossessed non-real estate assets of $31 million and $29 million at December 31, 2025 and 2024.

(3) Outstanding consumer loans and leases exclude loans accounted for under the fair value option.

Commercial Portfolio Credit Risk Management

Credit risk management for the commercial portfolio begins with an assessment of the credit risk profile of the borrower or counterparty based on an analysis of its financial position. As part of the overall credit risk assessment, our commercial credit exposures are assigned a risk rating and are subject to approval based on defined credit approval standards. Subsequent to loan origination, risk ratings are monitored on an ongoing basis, and if necessary, adjusted to reflect changes in the financial condition, cash flow, risk profile or outlook of a borrower or counterparty. In making credit decisions, we consider risk rating, collateral, country, industry and single-name concentration limits while also balancing these considerations with the total borrower or counterparty relationship. We use a variety of tools to continuously monitor the ability of a borrower or counterparty to perform under its obligations. We use risk rating aggregations to measure and evaluate concentrations within portfolios. In addition, risk ratings are a factor in determining the level of allocated capital and the allowance for credit losses.

As part of our ongoing risk mitigation initiatives, we attempt to work with clients experiencing financial difficulty to modify their loans to terms that better align with their current ability to pay. For more information on our accounting policies regarding delinquencies, nonperforming status and net charge-offs for the commercial portfolio, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements.

Management of Commercial Credit Risk Concentrations

Commercial credit risk is evaluated and managed with the goal that concentrations of credit exposure continue to be aligned with our risk appetite. We review, measure and manage concentrations of credit exposure by industry, product, geography, customer relationship and loan size. We also review, measure and manage commercial real estate loans by geographic location and property type. In addition, within our non-U.S. portfolio, we evaluate exposures by region and by country. Tables 33, 35 and 38 summarize our concentrations. We also utilize syndications of exposure to third parties, loan sales, hedging and other risk mitigation techniques to manage the size and risk profile of the commercial credit portfolio. For more information on our industry concentrations, see Table 35 and Commercial Portfolio Credit Risk Management – Industry Concentrations on page 107.

We account for certain large corporate loans and loan commitments, including issued but unfunded letters of credit which are considered utilized for credit risk management purposes, that exceed our single-name credit risk concentration guidelines under the fair value option. Lending commitments, both funded and unfunded, are actively managed and monitored, and as appropriate, credit risk for these lending relationships may be mitigated through the use of credit derivatives, with our credit view and market perspectives determining the size and timing of the hedging activity. In addition, we purchase credit protection to cover the funded portion as well as the unfunded portion of certain other credit exposures. To lessen the cost of obtaining our desired credit protection levels, credit exposure may be added within an industry, borrower or counterparty group by selling protection. These credit derivatives do not meet the requirements for treatment as accounting hedges. They are carried at fair value with changes in fair value recorded in other income.

In addition, we are a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and other countries. As a member, we may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member default and under other loss scenarios. For more information, see *Note 12 – Commitments and Contingencies* to the Consolidated Financial Statements.

Commercial Credit Portfolio

Outstanding commercial loans and leases increased $71.3 billion during 2025 due to growth in U.S. and Non-U.S. commercial, primarily in *Global Markets and GWIM.* During 2025, commercial credit quality improved, as the reservable criticized utilized exposure rate improved to 3.37 percent as of December 31, 2025 from 4.01 percent as of December 31, 2024. Nonperforming commercial loans decreased $100 million during 2025 primarily due to commercial real estate. Commercial net charge-offs decreased $310 million to $1.5 billion during 2025 primarily due to lower charge-offs in the commercial real estate office portfolio.

With the exception of the office property type, which is further discussed in the Commercial Real Estate section herein, credit quality of commercial borrowers has remained relatively stable since December 31, 2024; however, we are closely monitoring emerging trends, including ongoing negotiations and developments regarding tariffs and international trade policies, as well as borrower performance in the current environment. Recent demand for office space continues to be stagnant, and future demand for office space continues to be uncertain as companies evaluate space needs with employment models that utilize a mix of remote and conventional office use.

The commercial allowance for loan and lease losses increased $153 million during 2025 to $4.8 billion. For more information, see Allowance for Credit Losses on page 112.

Total commercial utilized credit exposure increased $68.9 billion during 2025 to $808.4 billion primarily driven by higher loans and leases. The utilization rate for loans and leases, standby letters of credit (SBLCs) and financial guarantees, and commercial letters of credit, in the aggregate, was 55 percent at both December 31, 2025 and 2024.

Table 29 presents commercial credit exposure by type for utilized, unfunded and total binding committed credit exposure. Commercial utilized credit exposure includes SBLCs and financial guarantees and commercial letters of credit that have been issued and for which we are legally bound to advance funds under prescribed conditions during a specified time period, and excludes exposure related to trading account assets. Although funds have not yet been advanced, these exposure types are considered utilized for credit risk management purposes.

Table 29 Commercial Credit Exposure by Type

	Commercial Utilized [1]		Commercial Unfunded [2, 3, 4]		Total Commercial Committed	
			December 31			
(Dollars in millions)	2025	2024	2025	2024	2025	2024
Loans and leases	$ 702,109	$ 630,839	$ 596,676	$ 535,675	$ 1,298,785	$ 1,166,514
Derivative assets [5]	40,881	40,948	—	—	40,881	40,948
Standby letters of credit and financial guarantees	35,048	33,147	2,081	1,889	37,129	35,036
Debt securities and other investments	19,155	19,133	3,391	4,407	22,546	23,540
Loans held-for-sale	3,450	7,985	17,151	5,003	20,601	12,988
Operating leases	5,686	5,608	—	—	5,686	5,608
Commercial letters of credit	748	839	—	111	748	950
Other	1,312	1,004	—	—	1,312	1,004
Total	$ 808,389	$ 739,503	$ 619,299	$ 547,085	$ 1,427,688	$ 1,286,588

[1] Commercial utilized exposure includes loans of $3.3 billion and $4.0 billion accounted for under the fair value option at December 31, 2025 and 2024.
[2] Commercial unfunded exposure includes commitments accounted for under the fair value option with a notional amount of $2.3 billion and $2.2 billion at December 31, 2025 and 2024.
[3] Excludes unused business card lines, which are not legally binding.
[4] Includes the notional amount of unfunded legally binding lending commitments, net of amounts distributed (i.e., syndicated or participated) to other financial institutions. The distributed amounts were $10.6 billion and $10.4 billion at December 31, 2025 and 2024.
[5] Derivative assets are carried at fair value, reflect the effects of legally enforceable master netting agreements and have been reduced by cash collateral of $27.2 billion and $30.1 billion at December 31, 2025 and 2024. Not reflected in utilized and committed exposure is additional non-cash derivative collateral held of $71.4 billion and $59.7 billion at December 31, 2025 and 2024, which consists primarily of other marketable securities.

Nonperforming commercial loans decreased $100 million during 2025, driven by commercial real estate. Table 30 presents our commercial loans and leases portfolio and related credit quality information at December 31, 2025 and 2024.

Table 30 Commercial Credit Quality

	Outstandings		Nonperforming		Accruing Past Due 90 Days or More	
			December 31			
(Dollars in millions)	2025	2024	2025	2024	2025	2024
Commercial and industrial:						
U.S. commercial	$ 436,242	$ 386,990	$ 1,404	$ 1,204	$ 302	$ 90
Non-U.S. commercial	155,045	137,518	80	8	9	4
Total commercial and industrial	591,287	524,508	1,484	1,212	311	94
Commercial real estate	68,748	65,730	1,596	2,068	10	6
Commercial lease financing	16,241	15,708	97	20	33	3
	676,276	605,946	3,177	3,300	354	103
U.S. small business commercial [1]	22,500	20,865	51	28	204	197
Commercial loans excluding loans accounted for under the fair value option	$ 698,776	$ 626,811	$ 3,228	$ 3,328	$ 558	$ 300
Loans accounted for under the fair value option [2]	3,333	4,028				
Total commercial loans and leases	$ 702,109	$ 630,839				

[1] Includes card-related products.
[2] Commercial loans accounted for under the fair value option includes U.S. commercial of $2.1 billion and $2.8 billion and non-U.S. commercial of $1.2 billion and $1.3 billion at December 31, 2025 and 2024 For more information on the fair value option, see *Note 21 – Fair Value Option* to the Consolidated Financial Statements.

Table 31 presents net charge-offs and related ratios for our commercial loans and leases for 2025 and 2024.

Table 31 Commercial Net Charge-offs and Related Ratios

	Net Charge-offs		Net Charge-off Ratios [1]	
(Dollars in millions)	2025	2024	2025	2024
Commercial and industrial:				
U.S. commercial	$ 426	$ 388	0.10 %	0.11 %
Non-U.S. commercial	31	67	0.02	0.05
Total commercial and industrial	457	455	0.08	0.09
Commercial real estate	491	864	0.74	1.24
Commercial lease financing	4	1	0.02	0.01
	952	1,320	0.15	0.23
U.S. small business commercial	531	473	2.44	2.34
Total commercial	$ 1,483	$ 1,793	0.22	0.30

[1] Net charge-off ratios are calculated as net charge-offs divided by average outstanding loans and leases, excluding loans accounted for under the fair value option.

Table 32 presents commercial reservable criticized utilized exposure by loan type. Criticized exposure corresponds to the Special Mention, Substandard and Doubtful asset categories as defined by regulatory authorities. Total commercial reservable criticized utilized exposure of $24.7 billion decreased $1.7 billion, or seven percent, during 2025 primarily driven by commercial real estate and U.S. commercial. At December 31, 2025 and 2024, 87 percent and 91 percent of commercial reservable criticized utilized exposure was secured.

Table 32 Commercial Reservable Criticized Utilized Exposure [1, 2]

		December 31		
(Dollars in millions)	2025		2024	
Commercial and industrial:				
U.S. commercial	$ 12,239	2.63 %	$ 13,387	3.23 %
Non-U.S. commercial	2,803	1.74	1,955	1.37
Total commercial and industrial	15,042	2.40	15,342	2.75
Commercial real estate	8,356	11.91	10,168	15.17
Commercial lease financing	471	2.90	291	1.85
	23,869	3.35	25,801	4.03
U.S. small business commercial	879	3.91	694	3.33
Total commercial reservable criticized utilized exposure	$ 24,748	3.37	$ 26,495	4.01

[1] Total commercial reservable criticized utilized exposure includes loans and leases of $23.9 billion and $25.5 billion and commercial letters of credit of $869 million and $977 million at December 31, 2025 and 2024.
[2] Percentages are calculated as commercial reservable criticized utilized exposure divided by total commercial reservable utilized exposure for each exposure category.

Commercial and Industrial

Commercial and industrial loans include U.S. commercial and non-U.S. commercial portfolios.

U.S. Commercial

At December 31, 2025, 55 percent of the U.S. commercial loan portfolio, excluding small business, was managed in *Global Banking,* 26 percent in *Global Markets*, 17 percent in *GWIM* (loans that provide financing for asset purchases, business investments and other liquidity needs for high net worth clients) and the remainder primarily in *Consumer Banking*. U.S. commercial loans increased $49.3 billion, or 13 percent, during 2025 primarily driven by *Global Markets and GWIM.* Reservable criticized utilized exposure decreased $1.1 billion, or nine percent, driven by a broad range of industries.

Non-U.S. Commercial

At December 31, 2025, 51 percent of the non-U.S. commercial loan portfolio was managed in *Global Banking* and 48 percent in *Global Markets.* Non-U.S. commercial loans increased $17.5 billion, or 13 percent, during 2025 primarily driven by *Global Markets*. Reservable criticized utilized exposure increased $848 million, or 43 percent. For more information on the non-U.S. commercial portfolio, see Non-U.S. Portfolio on page 109.

Commercial Real Estate

Commercial real estate primarily includes commercial loans secured by non-owner-occupied real estate and is dependent on the sale or lease of the real estate as the primary source of repayment. Outstanding loans increased $3.0 billion or five percent during 2025. The commercial real estate portfolio is primarily managed in *Global Banking* and consists of loans made primarily to public and private developers, and commercial real estate firms. The portfolio remains diversified across property types and geographic regions. California represented the largest state concentration at 20 percent and 21 percent of commercial real estate at December 31, 2025 and 2024. Industrial/Warehouse loans represented the largest property type concentration at 19 percent and 20 percent of commercial real estate at December 31, 2025 and 2024. Office loans decreased $2.6 billion, or 17 percent, during 2025 and represented approximately one percent of total loans for the Corporation.

Reservable criticized utilized exposure for commercial real estate decreased $1.8 billion, or 18 percent, during 2025. Reservable criticized exposure for the office property type was $3.5 billion at December 31, 2025, representing a decrease of $1.6 billion, or 32 percent, from December 31, 2024. Approximately $5.2 billion of office loans are scheduled to mature by the end of 2026.

During 2025, net charge-offs decreased $373 million to $491 million driven by office loans. We use a number of proactive risk mitigation initiatives designed to reduce adversely rated exposure in the commercial real estate portfolio, including transfers of deteriorating exposures for management by independent special asset officers and the pursuit of loan restructurings or asset sales to achieve the best results for our customers and the Corporation.

Table 33 presents outstanding commercial real estate loans by geographic region, based on the geographic location of the collateral, and by property type.

Table 33 Outstanding Commercial Real Estate Loans

		December 31		
(Dollars in millions)		2025		2024
By Geographic Region				
Northeast	$	17,044	$	14,708
California		13,916		13,712
Southwest		8,412		7,719
Southeast		6,958		6,914
Florida		5,167		4,410
Midsouth		2,962		2,487
Midwest		2,862		2,468
Illinois		2,513		2,996
Northwest		1,451		1,979
Non-U.S.		6,021		6,109
Other		1,442		2,228
Total outstanding commercial real estate loans	$	68,748	$	65,730
By Property Type				
Non-residential				
Industrial / Warehouse	$	13,031	$	13,166
Office		12,447		15,061
Multi-family rental		10,986		11,022
Shopping centers / Retail		6,947		5,603
Hotel / Motels		4,629		4,680
Multi-use		2,509		2,162
Other		17,295		13,179
Total non-residential		67,844		64,873
Residential		904		857
Total outstanding commercial real estate loans	$	68,748	$	65,730

U.S. Small Business Commercial

The U.S. small business commercial loan portfolio is comprised of small business card loans and small business loans primarily managed in *Consumer Banking*. Credit card-related products were 51 percent and 53 percent of the U.S. small business commercial portfolio at December 31, 2025 and 2024 and represented 98 percent and 99 percent of net charge-offs for 2025 and 2024. Accruing loans that were past due 90 days or more remained relatively unchanged during 2025.

Nonperforming Commercial Loans, Leases and Foreclosed Properties Activity

Table 34 presents the nonperforming commercial loans, leases and foreclosed properties activity during 2025 and 2024. Nonperforming loans do not include loans accounted for under the fair value option. During 2025, nonperforming commercial loans and leases decreased $100 million to $3.2 billion. At December 31, 2025, 98 percent of commercial nonperforming loans, leases and foreclosed properties were secured, and 48 percent were contractually current. Commercial nonperforming loans were carried at 81 percent of their unpaid principal balance, as the carrying value of these loans has been reduced to the estimated collateral value less costs to sell.

Table 34 Nonperforming Commercial Loans, Leases and Foreclosed Properties Activity [1, 2]

(Dollars in millions)	2025	2024
Nonperforming loans and leases, beginning of period	$ 3,328	$ 2,773
Additions	3,182	3,914
Reductions:		
Paydowns	(1,852)	(1,669)
Sales	(156)	(32)
Returns to performing status [3]	(245)	(182)
Charge-offs	(1,029)	(1,361)
Transfers to foreclosed properties	—	(115)
Total net (reductions) additions to nonperforming loans and leases	(100)	555
Total nonperforming loans and leases, December 31	3,228	3,328
Foreclosed properties, December 31	11	56
Nonperforming commercial loans, leases and foreclosed properties, December 31	$ 3,239	$ 3,384
Nonperforming commercial loans and leases as a percentage of outstanding commercial loans and leases [4]	0.46 %	0.53 %
Nonperforming commercial loans, leases and foreclosed properties as a percentage of outstanding commercial loans, leases and foreclosed properties [4]	0.46	0.54

[1] Balances do not include nonperforming loans held-for-sale of $517 million and $731 million at December 31, 2025 and 2024.
[2] Includes U.S. small business commercial activity. Small business card loans are excluded as they are not classified as nonperforming.
[3] Commercial loans and leases may be returned to performing status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, when the loan otherwise becomes well-secured and is in the process of collection, or when a modified loan demonstrates a sustained period of payment performance.
[4] Outstanding commercial loans exclude loans accounted for under the fair value option.

Industry Concentrations

Table 35 presents commercial committed and utilized credit exposure by industry. For information on net notional credit protection purchased to hedge funded and unfunded exposures for which we elected the fair value option, as well as certain other credit exposures, see Commercial Portfolio Credit Risk Management – Risk Mitigation.

Commercial credit exposure is diversified across a broad range of industries. Total commercial committed exposure increased $141.1 billion during 2025 to $1.4 trillion. The increase in commercial committed exposure was concentrated in Asset managers and funds, Finance companies and Media.

Industry limits are used internally to manage industry concentrations and are based on committed exposure that is determined on an industry-by-industry basis. A risk management framework is in place to set and approve industry limits as well as to provide ongoing monitoring.

Asset managers and funds, our largest industry concentration with committed exposure of $234.3 billion, increased $40.4 billion, or 21 percent, during 2025, which was primarily driven by investment-grade exposures.

Finance companies, our second largest industry concentration with committed exposure of $129.7 billion, increased $27.8 billion, or 27 percent, during 2025. The increase in committed exposure was primarily driven by increases in Consumer finance, Thrifts and mortgage finance and Diversified financials.

Capital goods, our third largest industry concentration with committed exposure of $108.7 billion, increased $9.9 billion, or ten percent, during 2025. The increase in committed exposure was driven by increases in Trading companies and distributors, Machinery, and Construction and engineering.

Various macroeconomic challenges, including geopolitical tensions, higher costs associated with inflationary pressures experienced over the past several years, interest rates and ongoing negotiations and developments regarding international trade policies have led to uncertainty in the U.S. and global economies and have adversely impacted, and may continue to adversely impact, a number of industries. We continue to monitor these risks.

Table 35 Commercial Credit Exposure by Industry [1]

(Dollars in millions)	Commercial Utilized		Total Commercial Committed [2]	
	December 31			
	2025	2024	2025	2024
Asset managers and funds	$ 149,178	$ 118,123	$ 234,323	$ 193,947
Finance companies	94,444	74,975	129,652	101,828
Capital goods	54,293	51,367	108,722	98,780
Real estate [3]	69,939	69,841	99,454	95,981
Healthcare equipment and services	35,417	35,964	71,944	65,819
Materials	29,094	26,797	61,872	58,128
Individuals and trusts	43,556	35,457	59,713	50,353
Retailing	25,648	24,449	55,313	53,471
Consumer services	29,757	28,391	55,291	53,054
Food, beverage and tobacco	25,561	25,763	51,016	54,370
Government and public education	33,874	32,682	50,898	48,204
Commercial services and supplies	24,680	24,409	46,058	43,451
Media	11,324	12,130	43,691	24,023
Utilities	18,670	18,186	43,554	42,107
Energy	13,199	13,857	39,122	35,510
Transportation	24,772	24,135	37,707	35,743
Software and services	15,317	11,158	32,070	27,383
Technology hardware and equipment	11,488	11,526	30,519	30,093
Global commercial banks	22,377	22,641	25,327	25,220
Vehicle dealers	19,222	18,194	24,669	23,855
Insurance	11,443	12,640	23,762	23,445
Pharmaceuticals and biotechnology	7,166	7,378	23,325	21,717
Consumer durables and apparel	9,612	8,987	23,299	21,823
Automobiles and components	8,129	8,172	17,284	16,268
Telecommunication services	6,525	8,571	15,686	18,759
Food and staples retailing	5,313	7,206	10,836	12,777
Financial markets infrastructure (clearinghouses)	6,101	4,219	8,336	6,413
Religious and social organizations	2,290	2,285	4,245	4,066
Total commercial credit exposure by industry	$ 808,389	$ 739,503	$ 1,427,688	$ 1,286,588

[1] Includes U.S. small business commercial exposure.
[2] Includes the notional amount of unfunded legally binding lending commitments, net of amounts distributed (i.e., syndicated or participated) to other financial institutions. The distributed amounts were $10.6 billion and $10.4 billion at December 31, 2025 and 2024.
[3] Industries are viewed from a variety of perspectives to best isolate the perceived risks. For purposes of this table, the real estate industry is defined based on the primary business activity of the borrowers or counterparties using operating cash flows and primary source of repayment as key factors.

Risk Mitigation

We purchase credit protection to cover the funded portion as well as the unfunded portion of certain credit exposures. To lower the cost of obtaining our desired credit protection levels, we may add credit exposure within an industry, borrower or counterparty group by selling protection.

At December 31, 2025 and 2024, net notional credit default protection purchased in our credit derivatives portfolio to hedge our funded and unfunded exposures for which we elected the fair value option, as well as certain other credit exposures, was $14.5 billion and $10.4 billion. We recorded net losses of $100 million in 2025 compared to net losses of $87 million in 2024. The gains and losses on these instruments were largely offset by gains and losses on the related exposures. The Value-at-Risk (VaR) results for these exposures are included in the fair value option portfolio information in Table 42. For more information, see Trading Risk Management on page 115.

Tables 36 and 37 present the maturity profiles and the credit exposure debt ratings of the net credit default protection portfolio at December 31, 2025 and 2024.

Table 36 Net Credit Default Protection by Maturity

	December 31	
	2025	2024
Less than or equal to one year	37 %	24 %
Greater than one year and less than or equal to five years	61	76
Greater than five years	2	—
Total net credit default protection	100 %	100 %

Table 37 Net Credit Default Protection by Credit Exposure Debt Rating

	Net Notional [1]	Percent of Total	Net Notional [1]	Percent of Total
	December 31			
(Dollars in millions)	2025		2024	
Ratings [2, 3]				
AAA	$ (145)	1.0 %	$ (120)	1.1 %
AA	(1,968)	13.5	(960)	9.2
A	(6,348)	43.7	(4,978)	47.7
BBB	(4,639)	31.9	(3,385)	32.4
BB	(697)	4.8	(526)	5.0
B	(441)	3.0	(385)	3.7
CCC and below	(17)	0.1	(82)	0.8
NR [4]	(270)	2.0	—	0.1
Total net credit default protection	**$ (14,525)**	**100.0 %**	**$ (10,436)**	**100.0 %**

[1] Represents net credit default protection purchased.
[2] Ratings are refreshed on a quarterly basis.
[3] Ratings of BBB- or higher are considered to meet the definition of investment grade.
[4] NR is comprised of index positions held and any names that have not been rated.

In addition to our net notional credit default protection purchased to cover the funded and unfunded portion of certain credit exposures, credit derivatives are used for market-making activities for clients and establishing positions intended to profit from directional or relative value changes. We execute the majority of our credit derivative trades in the OTC market with large, multinational financial institutions, including broker-dealers and, to a lesser degree, with a variety of other investors. Because these transactions are executed in the OTC market, we are subject to settlement risk. We are also subject to credit risk in the event that these counterparties fail to perform under the terms of these contracts. In order to properly reflect counterparty credit risk, we record counterparty credit risk valuation adjustments on certain derivative assets, including our purchased credit default protection. In most cases, credit derivative transactions are executed on a daily margin basis. Therefore, events such as a credit downgrade, depending on the ultimate rating level, or a breach of credit covenants would typically require an increase in the amount of collateral required by the counterparty, where applicable, and/or allow us to take additional protective measures such as early termination of all trades. For more information on credit derivatives and counterparty credit risk valuation adjustments, see *Note 3 – Derivatives* to the Consolidated Financial Statements.

Non-U.S. Portfolio

Our non-U.S. credit and trading portfolios are subject to country risk. We define country risk as the risk of loss from unfavorable economic and political conditions, currency fluctuations, social instability and changes in government policies. A risk management framework is in place to measure, monitor and manage non-U.S. risk and exposures. In addition to the direct risk of doing business in a country, we also are exposed to indirect country risks (e.g., related to the collateral received on secured financing transactions or related to client clearing activities). These indirect exposures are managed in the normal course of business through credit, market and operational risk governance rather than through country risk governance.

Table 38 presents our 20 largest non-U.S. country exposures at December 31, 2025. These exposures accounted for 88 percent of our total non-U.S. exposure at December 31, 2025 and 89 percent at December 31, 2024. Net country exposure for these 20 countries increased $32.9 billion from December 31, 2024 primarily driven by increases in Australia, the Netherlands, the United Kingdom and Ireland.

Non-U.S. exposure is presented on an internal risk management basis and includes sovereign and non-sovereign credit exposure, securities and other investments issued by or domiciled in countries other than the U.S.

Funded loans and loan equivalents include loans, leases, and other extensions of credit and funds, including letters of credit and due from placements. Unfunded commitments are the undrawn portion of legally binding commitments related to loans and loan equivalents. Net counterparty exposure includes the fair value of derivatives, including the counterparty risk associated with credit default swaps (CDS), and secured financing transactions. Securities and other investments are carried at fair value, and long securities exposures are netted against short exposures with the same underlying issuer to, but not below, zero. Net country exposure represents country exposure less hedges and credit default protection purchased, net of credit default protection sold.

Table 38 Top 20 Non-U.S. Countries Exposure

(Dollars in millions)	Funded Loans and Loan Equivalents	Unfunded Loan Commitments	Net Counterparty Exposure	Securities/ Other Investments	Country Exposure at December 31 2025	Hedges and Credit Default Protection	Net Country Exposure at December 31 2025	Increase (Decrease) from December 31 2024
United Kingdom	$ 35,666	$ 17,879	$ 4,682	$ 8,637	$ 66,864	$ (2,249)	$ 64,615	$ 2,570
Germany	24,262	12,686	3,504	2,252	42,704	(3,596)	39,108	2,070
Australia	23,570	6,313	540	2,861	33,284	(412)	32,872	10,736
Canada	15,356	11,449	1,866	3,700	32,371	(608)	31,763	291
France	14,617	11,869	1,633	2,044	30,163	(2,601)	27,562	1,408
Japan	10,882	1,593	3,074	4,033	19,582	(603)	18,979	(262)
Brazil	11,105	1,382	953	4,679	18,119	(125)	17,994	1,256
Switzerland	5,372	6,447	832	278	12,929	(250)	12,679	2,078
Netherlands	6,925	4,504	661	1,193	13,283	(624)	12,659	4,530
India	6,406	246	636	4,118	11,406	(30)	11,376	(2,410)
Singapore	4,991	686	242	5,599	11,518	(145)	11,373	1,486
China	4,636	591	915	5,088	11,230	(297)	10,933	1,711
Ireland	8,159	1,994	338	392	10,883	(263)	10,620	2,359
Mexico	5,512	2,192	610	1,662	9,976	(217)	9,759	1,717
South Korea	4,516	1,320	607	3,359	9,802	(269)	9,533	1,090
Italy	5,741	3,019	212	698	9,670	(812)	8,858	969
Spain	3,235	2,555	99	1,248	7,137	(373)	6,764	661
Hong Kong	2,856	540	997	1,322	5,715	(35)	5,680	590
Sweden	1,628	1,897	177	263	3,965	(497)	3,468	18
Belgium	1,060	1,359	656	407	3,482	(121)	3,361	(14)
Total top 20 non-U.S. countries exposure	$ 196,495	$ 90,521	$ 23,234	$ 53,833	$ 364,083	$ (14,127)	$ 349,956	$ 32,854

Our largest non-U.S. country exposure at December 31, 2025 was the United Kingdom with net exposure of $64.6 billion, which increased $2.6 billion from December 31, 2024 primarily due to increased exposure to financial institutions. Our second largest non-U.S. country exposure was Germany with net exposure of $39.1 billion at December 31, 2025, which increased $2.1 billion from December 31, 2024 primarily due to increased exposure to financial institutions.

Loan and Lease Contractual Maturities

Table 39 disaggregates total outstanding loans and leases by remaining scheduled principal due dates and interest rates. The amounts provided do not reflect prepayment assumptions or hedging activities related to the loan portfolio. For information on the asset sensitivity of our total banking book balance sheet, see Interest Rate Risk Management for the Banking Book on page 118.

Table 39 **Loan and Lease Contractual Maturities** [1]

	December 31, 2025				
(Dollars in millions)	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years Through 15 Years	Due After 15 Years	Total
Residential mortgage	$ 6,043	$ 36,432	$ 101,819	$ 92,066	$ 236,360
Home equity	574	627	1,822	23,907	26,930
Credit card	106,027	—	—	—	106,027
Direct/Indirect consumer	72,094	36,728	4,668	640	114,130
Other consumer	144	—	—	—	144
Total consumer loans	**184,882**	**73,787**	**108,309**	**116,613**	**483,591**
U.S. commercial	133,448	286,555	16,082	2,303	438,388
Non-U.S. commercial	51,894	64,501	35,703	4,134	156,232
Commercial real estate	27,454	39,702	1,573	19	68,748
Commercial lease financing	3,970	10,002	1,283	986	16,241
U.S. small business commercial	13,067	5,286	4,014	133	22,500
Total commercial loans	**229,833**	**406,046**	**58,655**	**7,575**	**702,109**
Total loans and leases	**$ 414,715**	**$ 479,833**	**$ 166,964**	**$ 124,188**	**$ 1,185,700**

	Amount due in one year or less at:		Amount due after one year at:		
(Dollars in millions)	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Total
Residential mortgage	$ 1,247	$ 4,796	$ 91,627	$ 138,690	$ 236,360
Home equity	98	476	24,083	2,273	26,930
Credit card	100,130	5,897	—	—	106,027
Direct/Indirect consumer	53,104	18,990	2,889	39,147	114,130
Other consumer	25	119	—	—	144
Total consumer loans	**154,604**	**30,278**	**118,599**	**180,110**	**483,591**
U.S. commercial	104,248	29,200	251,959	52,981	438,388
Non-U.S. commercial	40,483	11,411	98,512	5,826	156,232
Commercial real estate	25,065	2,389	39,859	1,435	68,748
Commercial lease financing	243	3,727	2,586	9,685	16,241
U.S. small business commercial	7,911	5,156	131	9,302	22,500
Total commercial loans	**177,950**	**51,883**	**393,047**	**79,229**	**702,109**
Total loans and leases	**$ 332,554**	**$ 82,161**	**$ 511,646**	**$ 259,339**	**$ 1,185,700**

[1] Includes loans accounted for under the fair value option.

Allowance for Credit Losses

The allowance for credit losses increased $44 million from December 31, 2024 to $14.4 billion at December 31, 2025, which included a $185 million reserve decrease and $229 million reserve increase related to the consumer and commercial portfolios, respectively.

Table 40 presents an allocation of the allowance for credit losses by product type at December 31, 2025 and 2024.

Table 40   Allocation of the Allowance for Credit Losses by Product Type

(Dollars in millions)	Amount	Percent of Total	Percent of Loans and Leases Outstanding [1]	Amount	Percent of Total	Percent of Loans and Leases Outstanding [1]
	December 31, 2025			December 31, 2024		
Allowance for loan and lease losses						
Residential mortgage	$ 294	2.23 %	0.12 %	$ 264	1.99 %	0.12 %
Home equity	122	0.92	0.46	29	0.22	0.11
Credit card	7,197	54.51	6.79	7,515	56.76	7.26
Direct/Indirect consumer	713	5.40	0.63	700	5.29	0.65
Other consumer	54	0.41	n/m	62	0.47	n/m
Total consumer	8,380	63.47	1.73	8,570	64.73	1.84
U.S. commercial [2]	2,967	22.47	0.65	2,637	19.91	0.65
Non-U.S. commercial	801	6.07	0.52	778	5.88	0.57
Commercial real estate	1,007	7.63	1.46	1,219	9.21	1.85
Commercial lease financing	48	0.36	0.29	36	0.27	0.23
Total commercial	4,823	36.53	0.69	4,670	35.27	0.75
Allowance for loan and lease losses	13,203	100.00 %	1.12	13,240	100.00 %	1.21
Reserve for unfunded lending commitments	1,177			1,096		
Allowance for credit losses	$ 14,380			$ 14,336		

[1] Ratios are calculated as allowance for loan and lease losses as a percentage of loans and leases outstanding excluding loans accounted for under the fair value option.
[2] Includes allowance for loan and lease losses for U.S. small business commercial loans of $1.4 billion and $1.2 billion at December 31, 2025 and 2024.
n/m = not meaningful

Net charge-offs for 2025 were $5.6 billion compared to $6.0 billion in 2024 driven by asset quality improvement in commercial real estate office. The provision for credit losses decreased $146 million to $5.7 billion during 2025 compared to 2024. The provision for credit losses in 2025 was impacted by improved asset quality in credit card and commercial real estate, partially offset by loan growth. The provision for credit losses for the consumer portfolio, including unfunded lending commitments, decreased $299 million to $4.0 billion during 2025 compared to 2024. The provision for credit losses for the commercial portfolio, including unfunded lending commitments, increased $153 million to $1.7 billion during 2025 compared to 2024.

Table 41 presents a rollforward of the allowance for credit losses, including certain loan and allowance ratios for 2025 and 2024. For more information on the Corporation's credit loss accounting policies and activity related to the allowance for credit losses, see *Note 1 – Summary of Significant Accounting Principles* and *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements.

Table 41 Allowance for Credit Losses

(Dollars in millions)	2025	2024
Allowance for loan and lease losses, January 1	$ 13,240	$ 13,342
Loans and leases charged off		
Residential mortgage	(24)	(21)
Home equity	(16)	(21)
Credit card	(4,498)	(4,365)
Direct/Indirect consumer	(373)	(399)
Other consumer	(256)	(313)
Total consumer charge-offs	(5,167)	(5,119)
U.S. commercial [1]	(1,123)	(958)
Non-U.S. commercial	(33)	(81)
Commercial real estate	(520)	(894)
Commercial lease financing	(8)	(2)
Total commercial charge-offs	(1,684)	(1,935)
Total loans and leases charged off	(6,851)	(7,054)
Recoveries of loans and leases previously charged off		
Residential mortgage	25	21
Home equity	57	62
Credit card	781	620
Direct/Indirect consumer	138	160
Other consumer	18	18
Total consumer recoveries	1,019	881
U.S. commercial [2]	166	97
Non-U.S. commercial	2	14
Commercial real estate	29	30
Commercial lease financing	4	1
Total commercial recoveries	201	142
Total recoveries of loans and leases previously charged off	1,220	1,023
Net charge-offs	(5,631)	(6,031)
Provision for loan and lease losses	5,595	5,935
Other	(1)	(6)
Allowance for loan and lease losses, December 31	13,203	13,240
Reserve for unfunded lending commitments, January 1	1,096	1,209
Provision for unfunded lending commitments	80	(114)
Other	1	1
Reserve for unfunded lending commitments, December 31	1,177	1,096
Allowance for credit losses, December 31	$ 14,380	$ 14,336
Loan and allowance ratios [3]:		
Loans and leases outstanding at December 31	$ 1,182,202	$ 1,091,586
Allowance for loan and lease losses as a percentage of total loans and leases outstanding at December 31	1.12 %	1.21 %
Consumer allowance for loan and lease losses as a percentage of total consumer loans and leases outstanding at December 31	1.73	1.84
Commercial allowance for loan and lease losses as a percentage of total commercial loans and leases outstanding at December 31	0.69	0.75
Average loans and leases outstanding	$ 1,130,593	$ 1,056,507
Net charge-offs as a percentage of average loans and leases outstanding	0.50 %	0.57 %
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases at December 31	228	222
Ratio of the allowance for loan and lease losses at December 31 to net charge-offs	2.34	2.20
Amounts included in allowance for loan and lease losses for loans and leases that are excluded from nonperforming loans and leases at December 31 [4]	$ 8,473	$ 8,689
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases, excluding the allowance for loan and lease losses for loans and leases that are excluded from nonperforming loans and leases at December 31 [4]	82 %	76 %

[1] Includes U.S. small business commercial charge-offs of $587 million in 2025 compared to $519 million in 2024.
[2] Includes U.S. small business commercial recoveries of $56 million in 2025 compared to $46 million in 2024.
[3] Ratios are calculated as allowance for loan and lease losses as a percentage of loans and leases outstanding excluding loans accounted for under the fair value option.
[4] Primarily includes amounts related to credit card and unsecured consumer lending portfolios in *Consumer Banking*.

Market Risk Management

Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities, or otherwise negatively impact earnings. This risk is inherent in the financial instruments associated with our operations, primarily within our *Global Markets* segment. We are also exposed to these risks in other areas of the Corporation (e.g., our ALM activities). In the event of market stress, these risks could have a material impact on our results. For more information, see Interest Rate Risk Management for the Banking Book on page 118.

Our traditional banking loan and deposit products are non-trading positions and are generally reported at amortized cost for assets or the amount owed for liabilities (historical cost). However, these positions are still subject to changes in economic value based on varying market conditions, with one of the primary risks being changes in the levels of interest rates. The risk of adverse changes in the economic value of our non-trading positions arising from changes in interest rates is managed through our ALM activities. We have elected to account for certain assets and liabilities under the fair value option.

Our trading positions are reported at fair value with changes reflected in income. Trading positions are subject to various changes in market-based risk factors. The majority of this risk is generated by our activities in the interest rate, foreign exchange, credit, equity and commodities markets. In addition, the values of assets and liabilities could change due to market liquidity, correlations across markets and expectations of market volatility. We seek to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments. The key risk management techniques are discussed in more detail in the Trading Risk Management section.

GRM is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which we are exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements. Market risks that impact businesses outside of *Global Markets* are monitored and governed by their respective governance functions.

Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. Given that models are used across the Corporation, model risk impacts all risk types including credit, market and operational risks. The Enterprise Model Risk Policy defines model risk standards, consistent with our Risk Framework and risk appetite, prevailing regulatory guidance and industry best practice. All models, including risk management, valuation and regulatory capital models, must meet certain validation criteria, including effective challenge of the conceptual soundness of the model, independent model testing and ongoing monitoring through outcomes analysis and benchmarking. The Enterprise Model Risk Committee, a subcommittee of the MRC, oversees that model standards are consistent with model risk requirements and monitors the effective challenge in the model validation process across the Corporation.

Interest Rate Risk

Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, loans, debt securities, certain trading-related assets and liabilities, deposits, borrowings and derivatives. Hedging instruments used to mitigate these risks include derivatives such as options, futures, forwards and swaps.

Foreign Exchange Risk

Foreign exchange risk represents exposures to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The types of instruments exposed to this risk include investments in non-U.S. subsidiaries, foreign currency-denominated loans and securities, future cash flows in foreign currencies arising from foreign exchange transactions, foreign currency-denominated debt and various foreign exchange derivatives whose values fluctuate with changes in the level or volatility of currency exchange rates or non-U.S. interest rates. Hedging instruments used to mitigate this risk include foreign exchange options, currency swaps, futures, forwards, and foreign currency-denominated debt and deposits.

Mortgage Risk

Mortgage risk represents exposures to changes in the values of mortgage-related instruments. The values of these instruments are sensitive to prepayment rates, mortgage rates, agency debt ratings, default, market liquidity, government participation and interest rate volatility. Our exposure to these instruments takes several forms. For example, we trade and engage in market-making activities in a variety of mortgage securities including whole loans, pass-through certificates, commercial mortgages and collateralized mortgage obligations, including collateralized debt obligations using mortgages as underlying collateral. In addition, we originate a variety of MBS, which involves the accumulation of mortgage-related loans in anticipation of eventual securitization, and we may hold positions in mortgage securities and residential mortgage loans as part of the ALM portfolio. We also record MSRs as part of our mortgage origination activities. Hedging instruments used to mitigate this risk include derivatives such as options, swaps, futures and forwards, as well as securities including MBS and U.S. Treasury securities. For more information, see Mortgage Banking Risk Management on page 120.

Equity Market Risk

Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to, the following: common stock, exchange-traded funds, American Depositary Receipts, convertible bonds, listed equity options (puts and calls), OTC equity options, equity total return swaps, equity index futures and other equity derivative products. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds and cash positions.

Commodity Risk

Commodity risk represents exposures to instruments traded in the petroleum, natural gas, power and metals markets. These instruments consist primarily of futures, forwards, swaps and options. Hedging instruments used to mitigate this risk include

options, futures and swaps in the same or similar commodity product, as well as cash positions.

Issuer Credit Risk

Issuer credit risk represents exposures to changes in the creditworthiness of individual issuers or groups of issuers. Our portfolio is exposed to issuer credit risk where the value of an asset may be adversely impacted by changes in the levels of credit spreads, by credit migration or by defaults. Hedging instruments used to mitigate this risk include bonds, CDS and other credit fixed-income instruments.

Market Liquidity Risk

Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes us to the risk that we will not be able to transact business and execute trades in an orderly manner, which may impact our results. This impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments. We utilize various risk mitigating techniques as discussed in more detail in Trading Risk Management.

Trading Risk Management

To evaluate risks in our trading activities, we focus on the actual and potential volatility of revenues generated by individual positions as well as portfolios of positions. Various techniques and procedures are utilized to enable the most complete understanding of these risks. Quantitative measures of market risk are evaluated on a daily basis from a single position to the portfolio of the Corporation. These measures include sensitivities of positions to various market risk factors, such as the potential impact on revenue from a one basis point change in interest rates, and statistical measures utilizing both actual and hypothetical market moves, such as VaR and stress testing. Periods of extreme market stress influence the reliability of these techniques to varying degrees. Qualitative evaluations of market risk utilize the suite of quantitative risk measures while understanding each of their respective limitations. Additionally, risk managers independently evaluate the risk of the portfolios under the current market environment and potential future environments.

VaR is a common statistic used to measure market risk as it allows the aggregation of market risk factors, including the effects of portfolio diversification. A VaR model simulates the value of a portfolio under a range of scenarios in order to generate a distribution of potential gains and losses. VaR represents the loss a portfolio is not expected to exceed more than a certain number of times per period, based on a specified holding period, confidence level and window of historical data. We use one VaR model consistently across the trading portfolios, and it uses a historical simulation approach based on a three-year window of historical data. Our primary VaR statistic is equivalent to a 99 percent confidence level, which means that for a VaR with a one-day holding period, there should not be losses in excess of VaR, on average, 99 out of 100 trading days.

Within any VaR model, there are significant and numerous assumptions that will differ from company to company. The accuracy of a VaR model depends on the availability and quality of historical data for each of the risk factors in the portfolio. A VaR model may require additional modeling assumptions for new products that do not have the necessary historical market data or for less liquid positions for which accurate daily prices are not consistently available. For positions with insufficient historical data for the VaR calculation, the process for establishing an appropriate proxy is based on fundamental and statistical analysis of the new product or less liquid position. This analysis identifies reasonable alternatives that replicate both the expected volatility and correlation to other market risk factors that the missing data would be expected to experience.

VaR may not be indicative of realized revenue volatility, as changes in market conditions or in the composition of the portfolio can have a material impact on the results. In particular, the historical data used for the VaR calculation might indicate higher or lower levels of portfolio diversification than will be experienced. In order for the VaR model to reflect current market conditions, we update the historical data underlying our VaR model on a weekly basis, or more frequently during periods of market stress, and regularly review the assumptions underlying the model. A minor portion of risks related to our trading positions is not included in VaR. These risks are reviewed as part of our ICAAP. For more information regarding ICAAP, see Capital Management on page 87.

GRM continually reviews, evaluates and enhances our VaR model so that it reflects the material risks in our trading portfolio. Changes to the VaR model are reviewed and approved prior to implementation, and any material changes are reported to management through the appropriate management committees.

Trading limits on quantitative risk measures, including VaR, are independently set by Global Markets Risk Management and reviewed on a regular basis so that trading limits remain relevant and within our overall risk appetite for market risks. Trading limits are reviewed in the context of market liquidity, volatility and strategic business priorities. Trading limits are set at both a granular level to allow for extensive coverage of risks as well as at aggregated portfolios to account for correlations among risk factors. All trading limits are approved at least annually. Approved trading limits are stored and tracked in a centralized limits management system. Trading limit excesses are communicated to management for review. Certain quantitative market risk measures and corresponding limits have been identified as critical in the Corporation's Risk Appetite Statement. These risk appetite limits are reported on a daily basis and are approved at least annually by the ERC and the Board.

In periods of market stress, *Global Markets* senior leadership communicates daily to discuss losses, key risk positions and any limit excesses. As a result of this process, the businesses may selectively reduce risk.

Table 42 presents the total market-based portfolio VaR, which is the combination of the total trading positions portfolio and the fair value option portfolio. Prior to the first quarter of 2025, the Corporation presented its VaR using a total market-based portfolio VaR, which was primarily a combination of our total covered positions and certain less liquid trading positions. An insignificant amount of banking book positions was included in these portfolios. Beginning in the first quarter of 2025, the VaR amounts for all periods presented in Table 42 and Table 43 exclude those banking book positions and include only the financial instruments used in the Corporation's market risk management of its trading portfolios.

In addition, Table 42 presents our fair value option portfolio, which includes substantially all of the funded and unfunded exposures for which we elect the fair value option, and their corresponding hedges. Additionally, market risk VaR for trading activities, as presented in Table 42, differs from VaR used for regulatory capital calculations due to the holding period used.

The holding period for VaR used for regulatory capital calculations is 10 days, while for the market risk VaR presented below, it is one day. Both measures utilize the same process and methodology.

The total market-based portfolio VaR results in Table 42 include market risk to which we are exposed from all business segments' trading activities, which exclude credit valuation adjustment (CVA), DVA and related hedges. The majority of this portfolio is within the *Global Markets* segment.

Table 42 presents year-end, average, high and low daily trading VaR for 2025 and 2024 using a 99 percent confidence level. The annual average of total trading positions portfolio VaR marginally increased for 2025 compared to 2024, with modest changes across asset classes.

Table 42 Market Risk VaR for Trading Activities

	2025				2024			
(Dollars in millions)	Year End	Average	High [1]	Low [1]	Year End	Average	High [1]	Low [1]
Foreign exchange	$ 14	$ 16	$ 36	$ 9	$ 24	15	$ 27	$ 5
Interest rate	37	52	90	29	65	58	94	31
Credit	34	46	67	32	56	51	60	44
Mortgage	26	32	43	26	27	36	51	26
Equity	20	24	63	13	20	21	34	12
Commodities	10	9	13	7	9	10	17	7
Portfolio diversification	(97)	(107)	n/a	n/a	(114)	(124)	n/a	n/a
Total trading positions portfolio VaR	44	72	119	42	87	67	89	53
Fair value option loans	17	20	35	12	31	19	45	12
Fair value option hedges	7	13	28	6	22	10	26	5
Fair value option portfolio diversification	(10)	(20)	n/a	n/a	(34)	(16)	n/a	n/a
Total fair value option portfolio	14	13	20	8	19	13	24	10
Portfolio diversification	(9)	(7)	n/a	n/a	(8)	(7)	n/a	n/a
Total market-based portfolio	$ 49	$ 78	127	46	$ 98	$ 73	100	59

[1] The high and low for each portfolio may have occurred on different trading days than the high and low for the components. Therefore, the amount of portfolio diversification, which is the difference between the total portfolio and the sum of the individual components, is not relevant.

n/a = not applicable

The following graph presents the trading positions portfolio VaR for 2025, corresponding to the data in Table 42.



Additional VaR statistics produced within our single VaR model are provided in Table 43 at the same level of detail as in Table 42. Evaluating VaR with additional statistics allows for an increased understanding of the risks in the portfolio, as the historical market data used in the VaR calculation does not necessarily follow a predefined statistical distribution. Table 43 presents average trading VaR statistics at 99 percent and 95 percent confidence levels for 2025 and 2024.

Table 43 Average Market Risk VaR for Trading Activities – 99 percent and 95 percent VaR Statistics

(Dollars in millions)	December 31, 2025		December 31, 2024	
	99 percent	95 percent	99 percent	95 percent
Foreign exchange	$ 16	$ 8	$ 15	$ 7
Interest rate	52	27	58	32
Credit	46	20	51	27
Mortgage	32	17	36	20
Equity	24	12	21	10
Commodities	9	6	10	6
Portfolio diversification	(107)	(58)	(124)	(68)
Total trading positions portfolio VaR	72	32	67	34
Fair value option loans	20	11	19	11
Fair value option hedges	13	7	10	6
Fair value option portfolio diversification	(20)	(11)	(16)	(10)
Total fair value option portfolio	13	7	13	7
Portfolio diversification	(7)	(5)	(7)	(3)
Total market-based portfolio	$ 78	$ 34	$ 73	$ 38

Backtesting

The accuracy of the VaR methodology is evaluated by backtesting, which compares the daily VaR results, utilizing a one-day holding period, against a comparable subset of trading revenue. A backtesting excess occurs when a trading loss exceeds the VaR for the corresponding day. These excesses are evaluated to understand the positions and market moves that produced the trading loss with a goal to help confirm that the VaR methodology accurately represents those losses. We expect the frequency of trading losses in excess of VaR to be in line with the confidence level of the VaR statistic being tested. For example, with a 99 percent confidence level, we expect one trading loss in excess of VaR every 100 days or between two to three trading losses in excess of VaR over the course of a year. The number of backtesting excesses observed can differ from the statistically expected number of excesses if the current level of market volatility is materially different than the level of market volatility that existed during the three years of historical data used in the VaR calculation.

The trading revenue used for backtesting is defined by regulatory agencies in order to most closely align with the VaR component of the regulatory capital calculation. This revenue differs from total trading-related revenue in that it excludes revenue from trading activities that either do not generate market risk or for which the market risk cannot be included in VaR. Some examples of the types of revenue excluded for backtesting are fees, commissions, reserves, net interest income and intra-day trading revenues.

We conduct daily backtesting on the VaR results used for regulatory capital calculations as well as at the level of key legal entities. These results are reported to senior management, who regularly review and evaluate the results of these tests.

During 2025, there were no days where this subset of trading revenue had losses that exceeded our total covered portfolio VaR, utilizing a one-day holding period.

Total Trading-related Revenue

Total trading-related revenue, excluding brokerage fees, and CVA, DVA and funding valuation adjustment gains (losses), represents the total amount earned from trading positions, including net interest income associated with *Global Markets* trading activities, which are taken in a diverse range of financial instruments and markets. For more information on fair value, see *Note 20 – Fair Value Measurements* to the Consolidated Financial Statements. Trading-related revenue can be volatile and is largely driven by general market conditions and customer demand. Also, trading-related revenue is dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements at any given time within the ever-changing market environment. Significant daily revenue by business is monitored and the primary drivers of these are reviewed.

The following histogram is a graphic depiction of trading volatility and illustrates the daily level of trading-related revenue for 2025 and 2024. During 2025, positive trading-related revenue was recorded for more than 99 percent of the trading days, of which 95 percent were daily trading gains of over $25 million, and the largest loss was $2 million. This compares to 2024 where positive trading-related revenue was recorded for more than 99 percent of the trading days, of which 94 percent were daily trading gains of over $25 million, and the largest loss was $12 million.



Histogram of Daily Trading-related Revenue

☐ Year Ended December 31, 2024 ■ Year Ended December 31, 2025

Trading Portfolio Stress Testing

Because the very nature of a VaR model suggests results can exceed our estimates and it is dependent on a limited historical window, we also stress test our portfolio using scenario analysis. This analysis estimates the change in the value of our trading portfolio that may result from abnormal market movements.

A set of scenarios, categorized as either historical or hypothetical, are computed daily for the overall trading portfolio and individual businesses. These scenarios include shocks to underlying market risk factors that may be well beyond the shocks found in the historical data used to calculate VaR. Historical scenarios simulate the impact of the market moves that occurred during a period of extended historical market stress. Generally, a multi-week period representing the most severe point during a crisis is selected for each historical scenario. Hypothetical scenarios provide estimated portfolio impacts from potential future market stress events. Scenarios are reviewed and updated in response to changing positions and new economic or political information. In addition, new or ad hoc scenarios are developed to address specific potential market events or particular vulnerabilities in the portfolio. The stress tests are reviewed on a regular basis and the results are presented to senior management.

Stress testing for the trading portfolio is integrated with enterprise-wide stress testing and incorporated into the limits framework. The macroeconomic scenarios used for enterprise-wide stress testing purposes differ from the typical trading portfolio scenarios in that they have a longer time horizon and the results are forecasted over multiple periods for use in consolidated capital and liquidity planning. For more information, see Managing Risk on page 84.

Interest Rate Risk Management for the Banking Book

The following discussion presents net interest income for banking book activities.

Interest rate risk represents the most significant market risk exposure to our banking book balance sheet. Interest rate risk is measured as the potential change in net interest income caused by movements in market interest rates. Client-facing activities, primarily lending and deposit-taking, create interest rate sensitive positions on our balance sheet.

We prepare forward-looking forecasts of net interest income. The baseline forecast takes into consideration expected future business growth, ALM positioning and the future direction of interest rate movements as implied by market-based forward curves.

We then measure and evaluate the impact that alternative interest rate scenarios have on the baseline forecast in order to assess interest rate sensitivity under varied conditions. The net interest income forecast is frequently updated for changing assumptions and differing outlooks based on economic trends, market conditions and business strategies. Thus, we continually monitor our banking book balance sheet position in order to maintain an acceptable level of exposure to interest rate changes.

The interest rate scenarios that we analyze incorporate balance sheet assumptions such as loan and deposit growth and pricing, changes in funding mix, product repricing, maturity characteristics and investment securities premium amortization. Our overall goal is to manage interest rate risk so that movements in interest rates do not significantly adversely affect earnings and capital.

Table 44 presents the spot and 12-month forward rates used in developing the forward curve used in our baseline forecasts at December 31, 2025 and 2024.

Table 44 Forward Rates

	December 31, 2025		
	Federal Funds	SOFR	10-Year SOFR
Spot rates	3.75 %	3.87 %	3.80 %
12-month forward rates	3.25	3.11	3.89
	December 31, 2024		
Spot rates	4.50 %	4.49 %	4.07 %
12-month forward rates	4.00	3.94	4.07

Table 45 shows the potential pretax impact to forecasted net interest income over the next 12 months from December 31, 2025 and 2024 resulting from instantaneous parallel and non-parallel shocks to the market-based forward curve.

Periodically, we evaluate the scenarios presented so that they are meaningful in the context of the current rate environment. Amounts presented reflect dynamic deposit sensitivities, which incorporate behavioral customer deposit balance changes that could occur under various scenarios.

Table 45 Estimated Banking Book Net Interest Income Sensitivity to Curve Changes

(Dollars in billions)	Short Rate (bps)	Long Rate (bps)	December 31 2025		December 31 2024
Parallel Shifts					
+100 bps instantaneous shift	+100	+100	$ 0.7	$	1.1
-100 bps instantaneous shift	-100	-100	(2.0)		(2.3)
+200 bps instantaneous shift	+200	+200	0.8		2.0
-200 bps instantaneous shift	-200	-200	(4.9)		(5.4)
Flatteners					
Short-end instantaneous change	+100	—	0.5		1.1
Long-end instantaneous change	—	-100	(0.3)		(0.1)
Steepeners					
Short-end instantaneous change	-100	—	(1.7)		(2.1)
Long-end instantaneous change	—	+100	0.3		0.1

We continue to be asset sensitive to a parallel move in interest rates, with the majority of that impact coming from the short end of the yield curve. Additionally, higher interest rates negatively impact the fair value of our debt securities classified as available for sale and adversely affect accumulated OCI, and thus capital levels under the Basel 3 capital rules. Under instantaneous upward parallel shifts, the near-term adverse impact to Basel 3 capital would be reduced over time by offsetting positive impacts to net interest income generated from banking book activities. For more information on Basel 3, see Capital Management – Regulatory Capital on page 88.

As part of our ALM activities, we use securities, certain residential mortgages, and interest rate and foreign exchange derivatives in managing interest rate sensitivity. The sensitivity analysis in Table 45 assumes that we take no action in response to these rate shocks and does not assume any change in other macroeconomic variables normally correlated with changes in interest rates. In higher rate scenarios, the analysis assumes that a portion of low-cost or noninterest-bearing deposits are replaced with higher yielding deposits or market-based funding. Conversely, in lower rate scenarios, the analysis assumes that a portion of higher yielding deposits or market-based funding are replaced with low-cost or noninterest-bearing deposits.

For larger interest rate shift scenarios, the interest rate sensitivity may behave in a non-linear manner as there are numerous estimates and assumptions, which require a high degree of judgment and are often interrelated, that could impact the outcome. Pertaining to the mortgage-backed securities and residential mortgage portfolio, if long-end interest rates were to significantly decrease over the next twelve months, for example over 200 bps, there would generally be an increase in customer prepayment behaviors with an incremental reduction to net interest income, noting that the extent of changes in customer prepayment activity can be impacted by multiple factors and is not necessarily limited to long-end interest rates. Conversely, if long-end interest rates were to significantly increase over the next twelve months, for example, over 200 bps, customer prepayments would likely modestly decrease and result in an incremental increase to net interest income. In addition, deposit pricing is rate sensitive in nature. This sensitivity is assumed to have non-linear impacts to larger short-end rate movements. In decreasing interest rate scenarios, and particularly where interest rates have decreased to small amounts, the ability to further reduce rates paid is reduced as customer rates near zero. In higher short-end rate scenarios, deposit pricing will likely increase at a faster rate, leading to incremental interest expense and reducing asset sensitivity. While the impact related to the above assumptions used in the asset sensitivity analysis can provide directional analysis on how net interest income will be impacted in changing environments, the ultimate impact is dependent upon the interrelationship of the assumptions and factors, which vary in different macroeconomic scenarios.

Economic Value of Equity

In addition to interest rate sensitivity described above, the Corporation's management of its interest rate exposures in the banking book also considers a long-term view of interest rate sensitivity through the measurement of Economic Value of Equity (EVE). EVE captures changes in the net present value of banking book assets and liabilities under various interest rate scenarios and its impact to Tier 1 capital. Similar to net interest income, the Corporation establishes limits for EVE. EVE is largely driven by the Corporation's longer duration fixed-rate products, such as investment securities, residential mortgages and deposits. For assets or liabilities that have no stated maturity, such as deposits, the Corporation estimates the duration for measurement purposes.

Interest Rate and Foreign Exchange Derivative Contracts

We use interest rate and foreign exchange derivative contracts in our ALM activities to manage our interest rate and foreign exchange risks. Specifically, we use those derivatives to manage both the variability in cash flows and changes in fair value of various assets and liabilities arising from those risks. Our interest rate derivative contracts are generally non-leveraged swaps tied to various benchmark interest rates and foreign exchange basis swaps, options, futures and forwards, and our foreign exchange contracts include cross-currency interest rate swaps, foreign currency futures contracts, foreign currency forward contracts and options.

The derivatives used in our ALM activities can be split into two broad categories: designated accounting hedges and other risk management derivatives. Designated accounting hedges are primarily used to manage our exposure to interest rates as described in the Interest Rate Risk Management for the Banking Book section and are included in the sensitivities presented in Table 45. The Corporation also uses foreign currency derivatives in accounting hedges to manage substantially all of the foreign exchange risk of our foreign operations. By hedging the foreign

exchange risk of our foreign operations, the Corporation's market risk exposure in this area is not significant.

Risk management derivatives are predominantly used to hedge foreign exchange risks related to various foreign currency-denominated assets and liabilities and eliminate substantially all foreign currency exposures in the cash flows of the Corporation's non-trading foreign currency-denominated financial instruments. These foreign exchange derivatives are sensitive to other market risk exposures such as cross-currency basis spreads and interest rate risk. However, as these features are not a significant component of these foreign exchange derivatives, the market risk related to this exposure is not significant. For more information on the accounting for derivatives, see *Note 3 – Derivatives* to the Consolidated Financial Statements.

Mortgage Banking Risk Management

We originate, fund and service mortgage loans, which subject us to credit, liquidity and interest rate risks, among others. We determine whether loans will be held for investment or held for sale at the time of commitment and manage credit and liquidity risks by selling or securitizing a portion of the loans we originate.

Interest rate risk and market risk can be substantial in the mortgage business. Changes in interest rates and other market factors impact the volume of mortgage originations. Changes in interest rates also impact the value of interest rate lock commitments and the related residential first mortgage loans held-for-sale, as well as the value of the MSRs. An increase in mortgage interest rates typically leads to a decrease in the value of these instruments. Conversely, when there is an increase in interest rates, the value of the MSRs will increase driven by lower prepayment expectations. Because the interest rate risks of these hedged items offset, we combine them into one overall hedged item with one combined economic hedge portfolio consisting of derivative contracts and securities.

Compliance and Operational Risk Management

Compliance risk is the risk of legal or regulatory sanctions, material financial loss or damage to the reputation of the Corporation arising from the failure of the Corporation to comply with the requirements of applicable LRRs and our internal policies and procedures (collectively, applicable LRRs). We are subject to comprehensive and evolving regulation under federal and state laws, rules and regulations in the U.S. and the laws of the various jurisdictions in which we operate, including those related to financial crimes and anti-money laundering, market conduct, trading activities, fair lending, privacy, data protection, development and use of AI, and unfair, deceptive or abusive acts or practices.

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems, people or external events, and includes legal risk. Operational risk may occur anywhere in the Corporation, including third-party business processes, and is not limited to operations functions. The Corporation faces a number of key operational risks including third-party risk, model risk, conduct risk, technology risk, information security risk and data risk. The pace of technological change, including in the field of AI, may heighten risks in those areas. Operational risk can result in financial losses and reputational impacts and is a component in the calculation of total RWA used in the Basel 3 capital calculation. For more information on Basel 3 calculations, see Capital Management on page 87.

FLUs and control functions are first and foremost responsible for managing all aspects of their businesses, including their compliance and operational risk. FLUs and control functions are required to understand their business processes and related risks and controls, including third-party dependencies and the related regulatory requirements, and monitor and report on the effectiveness of the control environment. In order to actively monitor and assess the performance of their processes and controls, they must conduct comprehensive quality assurance activities and identify issues and risks to remediate control gaps and weaknesses. FLUs and control functions must also adhere to compliance and operational risk appetite limits to meet strategic, capital and financial planning objectives. Finally, FLUs and control functions are responsible for the proactive identification, management and escalation of compliance and operational risks across the Corporation. Collectively, these efforts are important to strengthen their compliance and operational resiliency, which is the ability to deliver critical operations through disruption. To address AI-related risks, we have implemented internal processes and governance frameworks. These measures help with regulatory compliance and responsible use of AI across our operations.

Global Compliance and Operational Risk teams independently assess compliance and operational risk, monitor business activities and processes and evaluate FLUs and control functions for adherence to applicable LRRs, including identifying issues and risks, and reporting on the state of the control environment. Corporate Audit provides an independent assessment and validation through testing of key compliance and operational risk processes and controls across the Corporation.

The Corporation's Global Compliance – Enterprise Policy and Operational Risk Management – Enterprise Policy set the requirements for reporting compliance and operational risk information to executive management as well as the Board or appropriate Board-level committees and reflect Global Compliance and Operational Risk's responsibilities for conducting independent oversight of the Corporation's compliance and operational risk management activities. The Board provides oversight of compliance risk through its Audit Committee and the ERC, and operational risk through its ERC.

Cybersecurity

Risk Management and Strategy

Cybersecurity is a key operational risk facing the Corporation. We, our employees, customers, regulators, third parties and other entities, platforms, systems and networks upon which we rely to operate our business are ongoing targets of an increasing number of cybersecurity threats and cyberattacks and, accordingly, the Corporation devotes considerable resources to the establishment and maintenance of processes for assessing, identifying and managing cybersecurity risk through its global workforce and 24/7 cyber operations centers. The Corporation takes a cross-functional approach to addressing cybersecurity risk, with our Global Technology, Global Risk Management, Legal and Corporate Audit functions playing key roles. In addition, the Corporation's processes related to cybersecurity risk are an element of and integrated with the Corporation's comprehensive risk program, including our risk framework. For more information on the Corporation's Cybersecurity risk, see Item 1A. Risk Factors of our 2025 Annual Report on Form 10-K. For more information on our approach to risk management, including our risk management governance framework, see Managing Risk on page 84.

As part of the Corporation's overall risk management program, the Corporation's Global Information Security (GIS) Program is supported by three lines of defense. As the first line of defense, the GIS team is responsible for the day-to-day management of the GIS Program, which includes defining policies and procedures designed to safeguard the Corporation's information systems and the information those systems collect, process, maintain, use, share, disseminate and dispose of. As the second line of defense, Global Compliance and Operational Risk independently assesses, monitors and tests cybersecurity risk across the Corporation, as well as the effectiveness of the GIS Program. As the third line of defense, Corporate Audit conducts additional independent review and validation of the first-line and second-line processes and functions.

The Corporation seeks to mitigate cybersecurity risk and associated legal, financial, reputational, operational and/or regulatory risks by employing a multi-faceted GIS Program, through various policies and procedures, that are focused on governing, preparing for, identifying, preventing, detecting, mitigating, responding to and recovering from cybersecurity threats and incidents, including those suffered by the Corporation and its third-party service providers, as well as effectively operating the Corporation's processes. Our business continuity policies and procedures are designed to maintain the availability of business functions and enable impacted units within the Corporation and its third-party service providers to achieve strategic objectives in the event of a cybersecurity incident. In accordance with the Corporation's cyber incident response framework, GIS, including its incident response team, tracks, documents, responds to and analyzes cybersecurity threats and cybersecurity incidents, including those experienced by the Corporation's third-party service providers that may impact the Corporation. Additionally, the Corporation has a process for assembling multi-stakeholder executive response teams to monitor and coordinate cross-functional responses to certain cybersecurity incidents.

As part of the GIS Program, the Corporation leverages both internal and external assessments and industry partnerships. The Corporation engages third-party assessors, consultants, auditors and other third-party professionals to evaluate and test its cybersecurity program and provide guidance on operating and improving the GIS Program, including the design and operational effectiveness of the security and resiliency of our information systems.

The Corporation focuses on and has processes to oversee cybersecurity risk associated with its third-party service providers. As part of its cybersecurity risk management processes, the Corporation maintains an enterprise-wide program that defines standards for the planning, sourcing, management, and oversight of third-party relationships and third-party access to its information system, facilities, and/or confidential or proprietary data. The Corporation has established security requirements applicable to third-party service providers, and where permitted by contract, cybersecurity diligence is conducted to assess the alignment of third-party service providers' cybersecurity programs with the Corporation's cybersecurity requirements.

While we and our third parties have experienced cybersecurity incidents, as well as adverse impacts from such incidents, we have not experienced material losses or other material consequences relating to cybersecurity incidents experienced by us or our third parties. However, we expect that the Corporation, our third parties, and other entities, platforms, systems and networks upon which we rely to operate our business will experience cybersecurity incidents resulting in adverse impacts with increased frequency and severity due to the evolving threat environment, including the increasing use of AI for cybersecurity threat and cyberattack purposes and campaigns involving nation states or their proxies, and there can be no assurance that future cybersecurity incidents, including incidents experienced by third parties, will not have a material adverse impact on the Corporation, including its business strategy, results of operations and/or financial condition.

Governance

Through established governance structures, the Corporation has policies and procedures to help facilitate oversight of cybersecurity risk. In accordance with these policies and procedures, the Corporation's three lines of defense, and management, strive to prepare for, identify, prevent, detect, mitigate, respond to and recover from cybersecurity threats and incidents, monitor performance, and escalate to executive management, the committees of the Corporation's Board and/or to the Board, as appropriate. Additionally, GIS reports cybersecurity incidents that meet certain criteria to the Legal Department for evaluation of materiality and potential escalation and disclosure, which includes the consideration of relevant quantitative and qualitative factors.

The Board is actively engaged in the oversight of the GIS Program and devotes time and attention to the oversight and mitigation of cybersecurity risk. The Board, which includes members with technology and cybersecurity experience, oversees management's approach to staffing and the policies and procedures to address cybersecurity risk. The Board and its ERC, which is responsible for reviewing cybersecurity risk, each receive regular presentations, memoranda and reports from our Chief Technology and Information Officer (CTIO) and our Chief Information Security Officer (CISO) on internal and external cybersecurity developments, threats and risks.

The Board receives prompt and timely information from management on cybersecurity incidents, including cybersecurity incidents experienced by the Corporation's third-party service providers, that may pose significant risk to the Corporation, and continues to receive regular reports on any such incidents until their conclusion. Additionally, the Board receives quarterly reports on the performance metrics for the GIS Program and the performance of the Corporation's cybersecurity risk appetite metrics, including metrics on vulnerabilities and third-party cybersecurity risks and incidents, and is notified promptly if a Board-level cybersecurity risk limit is breached.

Our ERC also annually reviews and approves our GIS Program and our Information Security Policy, which establish administrative, technical, and physical safeguards designed to protect the security, confidentiality, availability and integrity of customer records and information in accordance with the Gramm-Leach-Bliley Act and the interagency guidelines issued thereunder, and applicable laws globally.

Under the Board's oversight, management works closely with key stakeholders, including regulators, government agencies, law enforcement, peer institutions and industry groups, and develops and invests in talent and innovative technology in order to better manage cybersecurity risk.

Our most senior cybersecurity employees are the CTIO and CISO, who are primarily responsible for managing and assessing cybersecurity risk. The CISO oversees a team of more than 3,400 information security professionals spanning the globe. The CISO and the GIS senior leadership team have deep cybersecurity expertise, with over 200 years of collective

experience working in the cybersecurity field, at the Corporation, in government, and other companies in various industries. Additionally, certain members of the GIS leadership team hold leadership roles in sector-specific information and infrastructure security organizations, including the Financial Services Information Sharing and Analysis Center and the Financial Services Sector Coordinating Council. Employees across the Corporation also play a role in protecting the Corporation from cybersecurity threats and receive periodic training and education on cybersecurity-related topics.

Reputational Risk Management

Reputational risk is the risk that negative perception of the Corporation may materially impact its financial condition. Reputational risk may result from many of the Corporation's activities, including those related to the management of strategic, operational, compliance, liquidity, market (price and interest rate) and credit risks.

The Corporation manages reputational risk through established policies and controls embedded throughout its business and risk management processes. We proactively monitor and identify potential reputational risk events and have processes established to mitigate reputational risks in a timely manner. If reputational risk events occur, we focus on remediating the underlying issue and taking action to minimize damage to the Corporation's reputation. The Corporation has processes in place to respond to events that give rise to reputational risk, including implementing communication strategies to mitigate the impact. The Corporation's organization and governance structure provides oversight of reputational risks through management and Board committees. Each FLU has an MRC that is responsible for the oversight of reputational risk, including decisions where elevated levels of reputational risks are present. Additionally, reputational risk reporting is provided to senior management and the Board regularly.

Critical Accounting Estimates

Our significant accounting principles are described in *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements and are essential in understanding the MD&A. The application of the accounting principles may involve the use of complex judgments, significant subjectivity, and extensive modeling techniques to estimate the values of assets and liabilities, particularly those related to credit exposures, fair value measurements, and other areas sensitive to changes in economic, market or borrower-specific conditions. These estimates are critical to the application of GAAP and are essential to understanding our reported financial condition, operating performance, and the comparability of results across reporting periods.

In developing these estimates, the Corporation employs established governance frameworks, including formal model-risk management, independent validation and internal control processes to assess and select the relevant variables, assumptions and inputs that most appropriately reflect reasonable expectations at the time the estimates are made. Because these estimates involve matters that may be difficult to measure or that are sensitive to evolving credit, economic or market conditions, actual results may differ from estimated amounts as new information becomes available or as underlying conditions change.

Key variables, assumptions and inputs used in these estimates may fluctuate after the balance sheet date due to changes in credit conditions, interest rates, liquidity dynamics and broader market developments, which may materially impact

our financial condition or operating performance. These changes reflect inherent uncertainty in the economic and market environment and should not be interpreted as deficiencies in the Corporation's models, methodologies or inputs. The Corporation's critical accounting estimates, including the nature of the underlying estimation uncertainty and their potential effect on our results, are disclosed in the following discussion.

Allowance for Credit Losses

The allowance for credit losses includes the allowance for loan and lease losses and the reserve for unfunded lending commitments. Our process for determining the allowance for credit losses is discussed in *Note 1 – Summary of Significant Accounting Principles* and *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements.

The determination of the allowance for credit losses is based on numerous estimates and assumptions, which require a high degree of judgment and are often interrelated. A critical judgment in the process is the weighting of our forward-looking macroeconomic scenarios that are incorporated into our quantitative models. As any one economic outlook is inherently uncertain, the Corporation uses multiple macroeconomic scenarios in its CECL calculation, which have included a baseline scenario derived from consensus estimates, an adverse scenario reflecting a moderate recession, a downside scenario reflecting continued inflation, a tail risk scenario similar to the severely adverse scenario used in stress testing and an upside scenario that considers the potential for improvement above the baseline scenario. The overall economic outlook is weighted to reflect a moderate growth environment, with lower gross domestic product (GDP) growth and higher unemployment rate expectations as compared to what we experienced in 2025. Generally, as the consensus estimates improve or deteriorate, the allowance for credit losses will change in a similar direction.

There are multiple variables that drive the macroeconomic scenarios with the key variables including, but not limited to, U.S. real GDP and unemployment rates. As of December 31, 2025, the latest consensus estimate for the U.S. average unemployment rate for the fourth quarter of 2025 was 4.5 percent, and U.S. real GDP was forecasted to grow 1.7 percent year-over-year in the fourth quarter of 2025, reflecting a strong labor market and consistent levels of growth compared to our macroeconomic outlook as of December 31, 2024, and were factored into our allowance for credit losses estimate as of December 31, 2025. In addition, the table below presents the weighted macroeconomic outlook for U.S. average unemployment rate and U.S. real GDP growth rate.

Table 46 Key Allowance Variables

	Quarterly Average	
	4Q Year 1 [1]	4Q Year 2 [1]
U.S. Unemployment		
December 31, 2024 forecast	4.8 %	4.7 %
December 31, 2025 forecast	5.0	4.9

	Year-Over-Year	
	4Q Year 1 [1]	4Q Year 2 [1]
U.S. Real GDP Growth		
December 31, 2024 forecast	1.4 %	1.8 %
December 31, 2025 forecast	1.4	1.8

[1] Represents the forecasted weighted economic outlook one and two years out from the reporting date.

In addition to the above judgments and estimates, the allowance for credit losses can also be impacted by unanticipated changes in asset quality of the portfolio, such as increases or decreases in credit and/or internal risk ratings in our commercial portfolio, improvement or deterioration in borrower delinquencies or credit scores in our credit card portfolio and increases or decreases in home prices, which is a primary driver of LTVs, in our consumer real estate portfolio, all of which have some degree of uncertainty. The allowance for credit losses increased $44 million from $14.3 billion at December 31, 2024 to $14.4 billion as of December 31, 2025, as increases in the U.S. Commercial allowance were partially offset by decreases in the credit card and commercial real estate portfolios.

To provide an illustration of the sensitivity of the macroeconomic scenarios and other assumptions on the estimate of our allowance for credit losses, the Corporation compared the December 31, 2025 modeled CECL from the baseline scenario to our adverse scenario. Relative to the baseline scenario, the adverse scenario assumed a peak U.S. unemployment rate of approximately two percentage points higher than the baseline scenario, a decline in U.S. real GDP followed by a prolonged recovery and a lower home price outlook with a difference of approximately 18 percent at the trough. This sensitivity analysis resulted in a hypothetical increase in the allowance for credit losses of approximately $4.2 billion.

While the sensitivity analysis may be useful to consider how changes in certain macroeconomic assumptions could impact our baseline CECL, it should not be relied upon as a forecast of how our allowance for credit losses is expected to change in a different macroeconomic outlook. Ultimately, the estimate of the allowance for credit losses is dependent upon a variety of potential factors including, but not limited to, qualitative assessments, weighting of alternate macroeconomic scenarios and changes in portfolio mix that would need to be considered comprehensively in determining the allowance for credit losses. Due to the uncertainty in predicting these factors, they are not incorporated into the sensitivity analysis.

Fair Value of Financial Instruments

Under applicable accounting standards, we are required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. We classify fair value measurements of financial instruments and MSRs based on the three-level fair value hierarchy in the accounting standards.

The fair values of assets and liabilities may include adjustments, such as market liquidity and credit quality, where appropriate. Valuations of products using models or other techniques are sensitive to assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of our valuation date. Inputs to valuation models are considered unobservable if they are supported by little or no market activity. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. In keeping with the prudent application of estimates and management judgment in determining the fair value of assets and liabilities, we have in place various processes and controls that include: a model validation policy that requires review and approval of quantitative models used for deal pricing, financial statement fair value determination and risk quantification; a trading product valuation policy that requires verification of all traded product valuations; and a periodic review and substantiation of daily profit and loss

reporting for all traded products. Primarily through validation controls, we utilize both broker and pricing service inputs which can and do include both market-observable and internally-modeled values and/or valuation inputs. Our reliance on this information is affected by our understanding of how the broker and/or pricing service develops its data with a higher degree of reliance applied to those that are more directly observable and lesser reliance applied to those developed through their own internal modeling. For example, broker quotes in less active markets may only be indicative and therefore less reliable. These processes and controls are performed independently of the business. For more information, see *Note 20 – Fair Value Measurements* and *Note 21 – Fair Value Option* to the Consolidated Financial Statements.

Level 3 Assets and Liabilities

Financial assets and liabilities, and MSRs, where values are based on valuation techniques that require inputs that are both unobservable and are significant to the overall fair value measurement are classified as Level 3 under the fair value hierarchy established in applicable accounting standards. The fair value of these Level 3 financial assets and liabilities and MSRs is determined using pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value requires significant management judgment or estimation.

Level 3 financial instruments may be hedged with derivatives classified as Level 1 or 2; therefore, gains or losses associated with Level 3 financial instruments may be offset by gains or losses associated with financial instruments classified in other levels of the fair value hierarchy. The Level 3 gains and losses recorded in earnings did not have a significant impact on our liquidity or capital. We conduct a review of our fair value hierarchy classifications on a quarterly basis. Transfers into or out of Level 3 are made if the significant inputs used in financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace, or when previously insignificant unobservable and observable inputs become significant, respectively. For more information on transfers into and out of Level 3 during 2025, 2024 and 2023, see *Note 20 – Fair Value Measurements* to the Consolidated Financial Statements.

Accrued Income Taxes and Deferred Tax Assets

Accrued income taxes, reported as a component of either other assets or accrued expenses and other liabilities on the Consolidated Balance Sheet, represent the net amount of current income taxes we expect to pay to or receive from various taxing jurisdictions attributable to our operations to date. We currently file income tax returns in more than 60 states and municipalities and more than 40 non-U.S. jurisdictions and consider many factors, including statutory, judicial and regulatory guidance, in estimating the appropriate accrued income taxes for each jurisdiction.

Net deferred tax assets, reported as a component of other assets on the Consolidated Balance Sheet, represent the net decrease in taxes expected to be paid in the future because of net operating loss (NOL) and tax credit carryforwards and because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. NOL and tax credit carryforwards result in reductions to future tax liabilities, and many of these attributes can expire if not utilized within certain periods. We consider the need for valuation allowances

to reduce net deferred tax assets to the amounts that we estimate are more likely than not to be realized.

Consistent with the applicable accounting guidance, we monitor relevant tax authorities and change our estimates of accrued income taxes and/or net deferred tax assets due to changes in income tax laws and their interpretation by the courts and regulatory authorities. These revisions of our estimates, which also may result from our income tax planning and from the resolution of income tax audit matters, may be material to our operating results for any given period.

See *Note 19 – Income Taxes* to the Consolidated Financial Statements for a table of significant tax attributes and additional information. For more information, see Item 1A. Risk Factors of our 2025 Annual Report on Form 10-K.

Goodwill and Intangible Assets

The nature of and accounting for goodwill and intangible assets are discussed in *Note 1 – Summary of Significant Accounting Principles* and *Note 7 – Goodwill and Intangible Assets* to the Consolidated Financial Statements.

Table 47 **Goodwill by Reporting Segment**

	December 31		
(Dollars in millions)	2025		2024
Consumer Banking	$ 30,137	$	30,137
Global Wealth and Investment Management	9,677		9,677
Global Banking	24,026		24,026
Global Markets	5,181		5,181
Total	**$ 69,021**	$	69,021

We completed our annual goodwill impairment test as of June 30, 2025 using a quantitative assessment for the *Consumer Banking* reporting unit and a qualitative assessment for the remaining six reporting units. The quantitative assessment was performed for *Consumer Banking* because the Corporation combined its Consumer Lending and Deposits reporting units into a single reporting unit to correspond with the change in reporting structure that occurred in the *Consumer Banking* segment in the first quarter of 2025.

For the quantitative assessment, we compared the fair value of the reporting unit to its carrying value, as measured by allocated equity. The fair value was estimated based on the combination of an income approach (which utilizes the present value of cash flows to estimate fair value) and a market multiplier approach (which utilizes observable market prices and metrics of peer companies to estimate fair value). The cash flows used in the income approach were based on the Corporation's three-year internal forecasts along with long-term terminal growth values, which were discounted at 10.50 percent. The discount rate was derived from a capital asset pricing model that incorporates the risk and uncertainty in the cash flow forecasts, the financial markets and industries similar to the reporting units. The market multiplier approach utilized various market multiples, primarily pricing multiples, from comparable publicly-traded companies in industries similar to the reporting unit. In addition, a control premium was factored in based upon observed comparable premiums paid for change-in-control transactions for financial institutions.

For the qualitative assessment, we used various factors, including macroeconomic conditions and outlook, industry and market pricing multiples, financial performance and other relevant reporting unit considerations, to support that it is not more likely than not that the fair value of the reporting units is less than the reporting units' carrying value.

Based on our assessments, we have concluded that none of our reporting units are at risk of impairment, as each of the reporting units' fair values are substantially in excess of their carrying values.

Certain Contingent Liabilities

For more information on the complex judgments associated with certain contingent liabilities, see *Note 12 – Commitments and Contingencies* to the Consolidated Financial Statements.

Non-GAAP Reconciliations

Tables 48 and 49 provide reconciliations of certain non-GAAP financial measures to GAAP financial measures.

Table 48 Annual Reconciliations to GAAP Financial Measures [1]

(Dollars in millions, shares in thousands)	2025	2024	2023
Reconciliation of average shareholders' equity to average tangible shareholders' equity and average tangible common shareholders' equity			
Shareholders' equity	$ 298,474	$ 292,467	$ 281,861
Goodwill	(69,021)	(69,021)	(69,022)
Intangible assets (excluding MSRs)	(1,883)	(1,961)	(2,039)
Related deferred tax liabilities	841	866	893
Tangible shareholders' equity	$ 228,411	$ 222,351	$ 211,693
Preferred stock	(24,039)	(26,487)	(28,397)
Tangible common shareholders' equity	$ 204,372	$ 195,864	$ 183,296
Reconciliation of year-end shareholders' equity to year-end tangible shareholders' equity and year-end tangible common shareholders' equity			
Shareholders' equity	$ 303,243	$ 293,963	$ 290,209
Goodwill	(69,021)	(69,021)	(69,021)
Intangible assets (excluding MSRs)	(1,841)	(1,919)	(1,997)
Related deferred tax liabilities	825	851	874
Tangible shareholders' equity	$ 233,206	$ 223,874	$ 220,065
Preferred stock	(25,992)	(23,159)	(28,397)
Tangible common shareholders' equity	$ 207,214	$ 200,715	$ 191,668
Reconciliation of year-end assets to year-end tangible assets			
Assets	$3,411,738	$3,261,299	$3,180,515
Goodwill	(69,021)	(69,021)	(69,021)
Intangible assets (excluding MSRs)	(1,841)	(1,919)	(1,997)
Related deferred tax liabilities	825	851	874
Tangible assets	$3,341,701	$3,191,210	$3,110,371

[1] Presents reconciliations of non-GAAP financial measures to GAAP financial measures. For more information on non-GAAP financial measures and ratios we use in assessing the results of the Corporation, see Supplemental Financial Data on page 70.

Table 49 Quarterly Reconciliations to GAAP Financial Measures [1]

(Dollars in millions)	2025 Quarters				2024 Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Reconciliation of average shareholders' equity to average tangible shareholders' equity and average tangible common shareholders' equity								
Shareholders' equity	$ 303,873	$ 300,381	$ 295,329	$ 294,187	$ 293,398	$ 293,431	$ 291,943	$ 291,074
Goodwill	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)
Intangible assets (excluding MSRs)	(1,853)	(1,873)	(1,893)	(1,912)	(1,932)	(1,951)	(1,971)	(1,990)
Related deferred tax liabilities	827	839	846	851	859	864	869	874
Tangible shareholders' equity	$ 233,826	$ 230,326	$ 225,261	$ 224,105	$ 223,304	$ 223,323	$ 221,820	$ 220,937
Preferred stock	(25,992)	(25,232)	(22,573)	(22,307)	(23,493)	(25,984)	(28,113)	(28,397)
Tangible common shareholders' equity	$ 207,834	$ 205,094	$ 202,688	$ 201,798	$ 199,811	$ 197,339	$ 193,707	$ 192,540
Reconciliation of period-end shareholders' equity to period-end tangible shareholders' equity and period-end tangible common shareholders' equity								
Shareholders' equity	$ 303,243	$ 302,437	$ 298,021	$ 293,949	$ 293,963	$ 294,774	$ 292,340	$ 292,094
Goodwill	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)
Intangible assets (excluding MSRs)	(1,841)	(1,860)	(1,880)	(1,899)	(1,919)	(1,938)	(1,958)	(1,977)
Related deferred tax liabilities	825	828	842	846	851	859	864	869
Tangible shareholders' equity	$ 233,206	$ 232,384	$ 227,962	$ 223,875	$ 223,874	$ 224,674	$ 222,225	$ 221,965
Preferred stock	(25,992)	(25,992)	(23,495)	(20,499)	(23,159)	(24,554)	(26,548)	(28,397)
Tangible common shareholders' equity	$ 207,214	$ 206,392	$ 204,467	$ 203,376	$ 200,715	$ 200,120	$ 195,677	$ 193,568
Reconciliation of period-end assets to period-end tangible assets								
Assets	$3,411,738	$3,403,149	$3,440,798	$3,349,039	$3,261,299	$3,323,917	$3,257,896	$3,273,884
Goodwill	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)
Intangible assets (excluding MSRs)	(1,841)	(1,860)	(1,880)	(1,899)	(1,919)	(1,938)	(1,958)	(1,977)
Related deferred tax liabilities	825	828	842	846	851	859	864	869
Tangible assets	$3,341,701	$3,333,096	$3,370,739	$3,278,965	$3,191,210	$3,253,817	$3,187,781	$3,203,755

[1] Presents reconciliations of non-GAAP financial measures to GAAP financial measures. For more information on non-GAAP financial measures and ratios we use in assessing the results of the Corporation, see Supplemental Financial Data on page 70.

Financial Statements and Notes
Table of Contents

	Page
Consolidated Statement of Income	130
Consolidated Statement of Comprehensive Income	130
Consolidated Balance Sheet	131
Consolidated Statement of Changes in Shareholders' Equity	132
Consolidated Statement of Cash Flows	133
Note 1 – Summary of Significant Accounting Principles	134
Note 2 – Net Interest Income and Noninterest Income	143
Note 3 – Derivatives	144
Note 4 – Securities	152
Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses	155
Note 6 – Securitizations and Other Variable Interest Entities	166
Note 7 – Goodwill and Intangible Assets	170
Note 8 – Leases	171
Note 9 – Deposits	172
Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash	173
Note 11 – Long-term Debt	175
Note 12 – Commitments and Contingencies	176
Note 13 – Shareholders' Equity	181
Note 14 – Accumulated Other Comprehensive Income	183
Note 15 – Earnings Per Common Share	184
Note 16 – Regulatory Requirements and Restrictions	184
Note 17 – Employee Benefit Plans	186
Note 18 – Stock-based Compensation Plans	190
Note 19 – Income Taxes	190
Note 20 – Fair Value Measurements	192
Note 21 – Fair Value Option	201
Note 22 – Fair Value of Financial Instruments	203
Note 23 – Business Segment Information	204
Note 24 – Parent Company Information	208
Note 25 – Performance by Geographical Area	209
Glossary	210
Acronyms	212

Report of Management on Internal Control Over Financial Reporting

Bank of America Corporation and Subsidiaries

The management of Bank of America Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (2013)*. Based on that assessment, management concluded that, as of December 31, 2025, the Corporation's internal control over financial reporting is effective.

The Corporation's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their accompanying report which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025.

Brian T. Moynihan
Chair and Chief Executive Officer

Alastair M. Borthwick
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Bank of America Corporation and Subsidiaries

To the Board of Directors and Shareholders of Bank of America Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bank of America Corporation and its subsidiaries (the "Corporation") as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control Over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on the Corporation's consolidated financial statements and on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan and Lease Losses - Commercial and Consumer Card Loans

As described in Notes 1 and 5 to the consolidated financial statements, the allowance for loan and lease losses represents management's estimate of current expected credit losses (CECL) in the Corporation's loan and lease portfolio, excluding loans and unfunded lending commitments accounted for under the fair value option. As of December 31, 2025, the allowance for loan and lease losses was $13.2 billion on total loans and leases of $1,182.2 billion, which excludes loans accounted for

under the fair value option. For commercial and consumer card loans, CECL is typically estimated using quantitative methods that consider a variety of factors such as historical loss experience, the current credit quality of the portfolio as well as an economic outlook over the life of the loan. In its loss forecasting framework, the Corporation incorporates forward looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, real estate prices, gross domestic product growth rates and corporate bond spreads. The scenarios that are chosen and the weighting given to each scenario depend on a variety of factors including recent economic events, leading economic indicators, views of internal as well as third-party economists and industry trends. Also included in the allowance for loan and lease losses are qualitative reserves to cover losses that are expected but, in the Corporation's assessment, may not be adequately reflected in the quantitative methods or the economic assumptions. Factors that the Corporation considers include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, the effect of external factors such as competition, and legal and regulatory requirements, among others. Further, the Corporation considers the inherent uncertainty in quantitative models that are built on historical data.

The principal considerations for our determination that performing procedures relating to the allowance for loan and lease losses for the commercial and consumer card portfolios is a critical audit matter are (i) the significant judgment and estimation by management in developing lifetime economic forecast scenarios and related weightings to each scenario, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained, and (ii) the audit effort involved professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for loan and lease losses, including controls over the evaluation and approval of models, forecast scenarios and related weightings, and qualitative reserves. These procedures also included, among others, testing management's process for estimating the allowance for loan and lease losses, including (i) evaluating the appropriateness of the loss forecast models and methodology, (ii) evaluating the reasonableness of certain macroeconomic variables, (iii) evaluating the reasonableness of management's development, selection and weighting of lifetime economic forecast scenarios used in the loss forecast models, (iv) testing the completeness and accuracy of data used in the estimate, and (v) evaluating the reasonableness of certain qualitative reserves made to the model output results to determine the overall allowance for loan and lease losses. The procedures also included the involvement of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of certain loss forecast models, the reasonableness of economic forecast scenarios and related weightings and the reasonableness of certain qualitative reserves.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 25, 2026

We have served as the Corporation's auditor since 1958.

Bank of America Corporation and Subsidiaries

Consolidated Statement of Income

(In millions, except per share information)	2025	2024	2023
Net interest income			
Interest income	$ 138,566	$ 146,607	$ 130,262
Interest expense	78,470	90,547	73,331
Net interest income	60,096	56,060	56,931
Noninterest income			
Fees and commissions	39,402	36,291	32,009
Market making and similar activities	12,014	12,967	12,732
Other income (loss)	1,585	538	1,097
Total noninterest income	53,001	49,796	45,838
Total revenue, net of interest expense	113,097	105,856	102,769
Provision for credit losses	5,675	5,821	4,394
Noninterest expense			
Compensation and benefits	42,346	40,182	38,330
Information processing and communications	7,453	7,231	6,707
Occupancy and equipment	7,448	7,289	7,164
Product delivery and transaction related	3,924	3,494	3,608
Professional fees	2,580	2,669	2,159
Marketing	2,204	1,956	1,927
Other general operating	3,772	3,991	5,950
Total noninterest expense	69,727	66,812	65,845
Income before income taxes	37,695	33,223	32,530
Income tax expense	7,186	6,250	6,225
Net income	$ 30,509	$ 26,973	$ 26,305
Preferred stock dividends	1,454	1,629	1,649
Net income applicable to common shareholders	$ 29,055	$ 25,344	$ 24,656
Per common share information			
Earnings	$ 3.86	$ 3.23	$ 3.07
Diluted earnings	3.81	3.19	3.05
Average common shares issued and outstanding	7,521.9	7,855.5	8,028.6
Average diluted common shares issued and outstanding	7,680.9	7,935.8	8,080.5

Consolidated Statement of Comprehensive Income

(Dollars in millions)	2025	2024	2023
Net income	$ 30,509	$ 26,973	$ 26,305
Other comprehensive income (loss), net-of-tax:			
Net change in debt securities	1,156	158	573
Net change in debit valuation adjustments	(329)	(127)	(686)
Net change in derivatives	3,590	2,428	3,919
Employee benefit plan adjustments	319	131	(439)
Net change in foreign currency translation adjustments	23	(87)	1
Other comprehensive income (loss)	4,759	2,503	3,368
Comprehensive income	$ 35,268	$ 29,476	$ 29,673

See accompanying Notes to Consolidated Financial Statements.

Bank of America Corporation and Subsidiaries

Consolidated Balance Sheet

		December 31	
(Dollars in millions)		2025	2024
Assets			
Cash and due from banks	$	28,595	$ 26,003
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks		203,250	264,111
Cash and cash equivalents		231,845	290,114
Time deposits placed and other short-term investments		7,474	6,372
Federal funds sold and securities borrowed or purchased under agreements to resell (includes **$185,491** and $144,501 measured at fair value)		316,578	274,709
Trading account assets (includes **$185,869** and $170,328 pledged as collateral)		366,954	314,460
Derivative assets		40,881	40,948
Debt securities:			
Carried at fair value		402,975	358,607
Held-to-maturity, at cost (fair value **$442,430** and $450,548)		522,660	558,677
Total debt securities		925,635	917,284
Loans and leases (includes **$3,498** and $4,249 measured at fair value)		1,185,700	1,095,835
Allowance for loan and lease losses		(13,203)	(13,240)
Loans and leases, net of allowance		1,172,497	1,082,595
Premises and equipment, net		12,516	12,168
Goodwill		69,021	69,021
Loans held-for-sale (includes **$2,271** and $2,214 measured at fair value)		5,165	9,545
Customer and other receivables		98,186	82,247
Other assets (includes **$9,058** and $13,176 measured at fair value)		164,986	161,836
Total assets	$	3,411,738	$ 3,261,299
Liabilities			
Deposits in U.S. offices:			
Noninterest-bearing	$	517,834	$ 507,561
Interest-bearing (includes **$1,223** and $310 measured at fair value)		1,361,177	1,329,014
Deposits in non-U.S. offices:			
Noninterest-bearing		14,216	16,297
Interest-bearing		125,502	112,595
Total deposits		2,018,729	1,965,467
Federal funds purchased and securities loaned or sold under agreements to repurchase (includes **$223,067** and $192,859 measured at fair value)		344,716	331,758
Trading account liabilities		105,996	92,543
Derivative liabilities		42,076	39,353
Short-term borrowings (includes **$8,051** and $6,245 measured at fair value)		48,088	43,391
Accrued expenses and other liabilities (includes **$8,996** and $13,199 measured at fair value and **$1,177** and $1,096 of reserve for unfunded lending commitments)		231,074	211,545
Long-term debt (includes **$72,591** and $50,005 measured at fair value)		317,816	283,279
Total liabilities		3,108,495	2,967,336
Commitments and contingencies (Note 6 – Securitizations and Other Variable Interest Entities and Note 12 – Commitments and Contingencies)			
Shareholders' equity			
Preferred stock, $0.01 par value; authorized – **100,000,000** shares; issued and outstanding – **3,991,164** and 3,877,917 shares		25,992	23,159
Common stock and additional paid-in capital, $0.01 par value; authorized – **12,800,000,000** shares; issued and outstanding – **7,212,464,345** and 7,610,862,311 shares		26,084	45,336
Retained earnings		261,693	240,753
Accumulated other comprehensive income (loss)		(10,526)	(15,285)
Total shareholders' equity		303,243	293,963
Total liabilities and shareholders' equity	$	3,411,738	$ 3,261,299
Assets of consolidated variable interest entities included in total assets above (isolated to settle the liabilities of the variable interest entities)			
Trading account assets	$	7,139	$ 5,575
Loans and leases		17,875	19,144
Allowance for loan and lease losses		(871)	(919)
Loans and leases, net of allowance		17,004	18,225
All other assets		709	319
Total assets of consolidated variable interest entities	$	24,852	$ 24,119
Liabilities of consolidated variable interest entities included in total liabilities above			
Short-term borrowings (includes $0 and $0 of non-recourse short-term borrowings)	$	5,779	$ 3,329
Long-term debt (includes $6,847 and $8,457 of non-recourse debt)		6,847	8,457
All other liabilities (includes $18 and $21 of non-recourse liabilities)		18	21
Total liabilities of consolidated variable interest entities	$	12,644	$ 11,807

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

(In millions)	Preferred Stock	Common Stock and Additional Paid-in Capital		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
		Shares	Amount			
Balance, December 31, 2022	$ 28,397	7,996.8	$ 58,953	$ 207,003	$ (21,156)	$ 273,197
Cumulative adjustment for adoption of credit loss accounting standard				184		184
Cumulative adjustment for tax-related equity investment accounting changes				(1,227)		(1,227)
Net income				26,305		26,305
Net change in debt securities					573	573
Net change in debit valuation adjustments					(686)	(686)
Net change in derivatives					3,919	3,919
Employee benefit plan adjustments					(439)	(439)
Net change in foreign currency translation adjustments					1	1
Dividends declared:						
Common				(7,374)		(7,374)
Preferred				(1,649)		(1,649)
Common stock issued under employee plans, net, and other		45.4	1,988	(7)		1,981
Common stock repurchased		(146.7)	(4,576)			(4,576)
Balance, December 31, 2023	$ 28,397	7,895.5	$ 56,365	$ 223,235	$ (17,788)	$ 290,209
Net income				26,973		26,973
Net change in debt securities					158	158
Net change in debit valuation adjustments					(127)	(127)
Net change in derivatives					2,428	2,428
Employee benefit plan adjustments					131	131
Net change in foreign currency translation adjustments					(87)	(87)
Dividends declared:						
Common				(7,822)		(7,822)
Preferred				(1,613)		(1,613)
Redemption of preferred stock	(5,238)			(16)		(5,254)
Common stock issued under employee plans, net, and other		46.9	2,075	(4)		2,071
Common stock repurchased		(331.5)	(13,104)			(13,104)
Balance, December 31, 2024	$ 23,159	7,610.9	$ 45,336	$ 240,753	$ (15,285)	$ 293,963
Net income				30,509		30,509
Net change in debt securities					1,156	1,156
Net change in debit valuation adjustments					(329)	(329)
Net change in derivatives					3,590	3,590
Employee benefit plan adjustments					319	319
Net change in foreign currency translation adjustments					23	23
Dividends declared:						
Common				(8,083)		(8,083)
Preferred				(1,445)		(1,445)
Issuance of preferred stock	5,493					5,493
Redemption of preferred stock	(2,660)			(9)		(2,669)
Common stock issued under employee plans, net, and other		53.5	2,181	(32)		2,149
Common stock repurchased		(451.9)	(21,433)			(21,433)
Balance, December 31, 2025	$ 25,992	7,212.5	$ 26,084	$ 261,693	$ (10,526)	$ 303,243

See accompanying Notes to Consolidated Financial Statements.

Bank of America Corporation and Subsidiaries

Consolidated Statement of Cash Flows

(Dollars in millions)	2025	2024	2023
Operating activities			
Net income	$ 30,509	$ 26,973	$ 26,305
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	5,675	5,821	4,394
Losses on sales of debt securities	20	29	405
Depreciation and amortization	2,314	2,189	2,057
Net accretion of discount/premium on debt securities	(859)	(330)	(397)
Deferred income taxes	295	(1,127)	(1,012)
Amortization of stock-based compensation	4,001	3,433	2,942
Net change in:			
Trading and derivative assets/liabilities	(35,027)	(45,504)	44,391
Loans held-for-sale	4,215	(4,321)	641
Other assets	(19,584)	(4,515)	(24,304)
Accrued expenses and other liabilities	17,315	1,025	(18,148)
Other operating activities, net	3,739	7,522	7,708
Net cash provided by (used in) operating activities	12,613	(8,805)	44,982
Investing activities			
Net change in:			
Time deposits placed and other short-term investments	(1,102)	1,974	(1,087)
Federal funds sold and securities borrowed or purchased under agreements to resell	(45,856)	8,415	(13,050)
Debt securities carried at fair value:			
Proceeds from sales	129,779	69,925	101,165
Proceeds from paydowns and maturities	100,313	237,939	148,699
Purchases	(263,483)	(390,911)	(290,959)
Held-to-maturity debt securities:			
Proceeds from paydowns and maturities	34,794	34,591	36,955
Purchases	—	—	(98)
Loans and leases:			
Proceeds from sales of loans originally classified as held for investment and instruments from related securitization activities	9,592	9,565	11,081
Purchases	(14,315)	(5,470)	(5,351)
Other changes in loans and leases, net	(90,548)	(52,576)	(17,484)
Other investing activities, net	(4,331)	(4,145)	(5,258)
Net cash used in investing activities	(145,157)	(90,693)	(35,387)
Financing activities			
Net change in:			
Deposits	53,262	41,640	(6,514)
Federal funds purchased and securities loaned or sold under agreements to repurchase	16,945	47,871	88,252
Short-term borrowings	4,690	12,574	5,162
Long-term debt:			
Proceeds from issuance	99,867	56,683	65,396
Retirement	(76,031)	(70,411)	(44,571)
Preferred stock:			
Proceeds from issuance	5,493	—	—
Redemption	(2,669)	(5,254)	—
Common stock repurchased	(21,433)	(13,104)	(4,576)
Cash dividends paid	(9,563)	(9,503)	(9,087)
Other financing activities, net	(613)	(127)	(717)
Net cash provided by financing activities	69,948	60,369	93,345
Effect of exchange rate changes on cash and cash equivalents	4,327	(3,830)	(70)
Net increase (decrease) in cash and cash equivalents	(58,269)	(42,959)	102,870
Cash and cash equivalents at January 1	290,114	333,073	230,203
Cash and cash equivalents at December 31	$ 231,845	$ 290,114	$ 333,073
Supplemental cash flow disclosures			
Interest paid	$ 79,065	$ 89,687	$ 69,604

See accompanying Notes to Consolidated Financial Statements.

Bank of America Corporation and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 Summary of Significant Accounting Principles

Bank of America Corporation, a bank holding company and a financial holding company, provides a diverse range of financial services and products throughout the U.S. and in certain international markets. The term "the Corporation" as used herein may refer to Bank of America Corporation, individually, Bank of America Corporation and its subsidiaries, or certain of Bank of America Corporation's subsidiaries or affiliates.

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements include the accounts of the Corporation and its majority-owned subsidiaries and those variable interest entities (VIEs) where the Corporation is the primary beneficiary. Intercompany accounts and transactions have been eliminated. Results of operations of acquired companies are included from the dates of acquisition, and for VIEs, from the dates that the Corporation became the primary beneficiary. Assets held in an agency or fiduciary capacity are not included in the Consolidated Financial Statements.

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

Change in Accounting Policy

Effective in the fourth quarter of 2025, the Corporation has elected to change its accounting methods related to its affordable housing, eligible wind renewable energy and solar renewable energy equity investments. The Corporation determined that the new accounting methods are preferable as they better align the financial statement presentation with the economic impact of the tax-related equity investments.

For its affordable housing and eligible wind renewable energy equity investments, the Corporation changed its accounting from the equity method of accounting to the proportional amortization method. For its solar renewable energy equity investments, the Corporation changed its accounting for the investment tax credits (ITCs) to the deferral method, where previously the ITCs and applicable equity investment costs were recognized when the underlying facilities were placed in service. The new accounting methods are described more fully herein within the Equity Securities section of the Significant Accounting Principles.

The accounting changes were applied retrospectively to the earliest period presented, resulting in a cumulative adjustment that decreased retained earnings by $1.2 billion as of January 1, 2023. In addition, the accounting changes had an insignificant impact on net income on an annualized basis.

Significant Accounting Principles

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in the process of collection, cash segregated under federal and other brokerage regulations, and amounts due from correspondent banks, the Federal Reserve Bank and certain non-U.S. central banks. Certain cash balances are restricted as to withdrawal or usage by legally binding contractual agreements or regulatory requirements.

Securities Financing Agreements

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase (securities financing agreements) are treated as collateralized financing transactions except in instances where the transaction is required to be accounted for as individual sale and purchase transactions. Generally, these agreements are recorded at acquisition or sale price plus accrued interest. In instances where the interest is negative, the Corporation's policy is to present negative interest on financial assets as interest income and negative interest on financial liabilities as interest expense. For securities financing agreements that are accounted for under the fair value option, the changes in the fair value of these securities financing agreements are recorded in market making and similar activities in the Consolidated Statement of Income.

The Corporation's policy is to monitor the market value of the principal amount loaned under resale agreements and obtain collateral from or return collateral pledged to counterparties when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions; therefore, any allowance for loan losses is insignificant.

In transactions where the Corporation acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

Trading Instruments

Financial instruments utilized in trading activities are carried at fair value. Fair value is generally based on quoted market prices for the same or similar assets and liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques where the determination of fair value may require significant management judgment or estimation. Realized gains and losses are recorded on a trade-date basis. Realized and unrealized gains and losses are recognized in market making and similar activities.

Derivatives and Hedging Activities

Derivatives are entered into on behalf of customers, for trading or to support risk management activities. Derivatives used in risk management activities include derivatives that are both designated in qualifying accounting hedge relationships and derivatives used to hedge market risks in relationships that are not designated in qualifying accounting hedge relationships (referred to as other risk management activities). The Corporation manages interest rate and foreign currency exchange rate sensitivity predominantly through the use of derivatives. Derivatives utilized by the Corporation include swaps, futures and forward settlement contracts, and option contracts.

All derivatives are recorded on the Consolidated Balance Sheet at fair value, taking into consideration the effects of legally enforceable master netting agreements that allow the Corporation to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. For exchange-traded contracts, fair value is based on quoted market prices in active or inactive markets or is derived from observable market-based pricing parameters, similar to those applied to over-the-counter (OTC) derivatives. For non-exchange traded contracts, fair value is based on dealer quotes, pricing

models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation.

Valuations of derivative assets and liabilities reflect the fair value of the instrument including counterparty credit risk and the Corporation's own credit standing, as applicable.

Trading Derivatives and Other Risk Management Activities

Derivatives held for trading purposes are included in derivative assets or derivative liabilities on the Consolidated Balance Sheet with changes in fair value included in market making and similar activities.

Derivatives used for other risk management activities are included in derivative assets or derivative liabilities. Derivatives used in other risk management activities have not been designated in qualifying accounting hedge relationships because they did not qualify or the risk that is being mitigated pertains to an item that is reported at fair value through earnings so that the effect of measuring the derivative instrument and the asset or liability to which the risk exposure pertains will offset in the Consolidated Statement of Income to the extent effective. The changes in the fair value of derivatives that serve to mitigate certain risks associated with mortgage servicing rights (MSRs), interest rate lock commitments (IRLCs) and first-lien mortgage loans held-for-sale (LHFS) that are originated by the Corporation are recorded in other income. Changes in the fair value of derivatives that serve to mitigate interest rate risk and foreign currency risk are included in market making and similar activities. Credit derivatives are also used by the Corporation to mitigate the risk associated with various credit exposures. The changes in the fair value of these derivatives are included in market making and similar activities and other income.

Derivatives Used For Hedge Accounting Purposes (Accounting Hedges)

For accounting hedges, the Corporation formally documents at inception all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking various accounting hedges. The Corporation primarily uses regression analysis at the inception of a hedge and for each reporting period thereafter to assess whether the derivative used in an accounting hedge transaction is expected to be and has been highly effective in offsetting changes in the fair value or cash flows of a hedged item or forecasted transaction. The Corporation discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge. Additionally, the Corporation may choose to discontinue a hedge relationship at any time.

Fair value hedges are used to protect against changes in the fair value of the Corporation's assets and liabilities that are attributable to interest rate or foreign exchange volatility. Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings, together and in the same income statement line item with changes in the fair value of the related hedged item. If a derivative instrument in a fair value hedge is terminated or the hedge designation removed, the previous adjustments to the carrying value of the hedged asset or liability are subsequently accounted for in the same manner as other components of the carrying value of that asset or liability. For interest-earning assets and interest-bearing liabilities, such adjustments are amortized to earnings over the remaining life of the respective asset or liability.

Cash flow hedges are used primarily to minimize the variability in cash flows of assets and liabilities or forecasted transactions caused by interest rate or foreign exchange rate fluctuations. The Corporation also uses cash flow hedges to hedge the price risk associated with deferred compensation. Changes in the fair value of derivatives used in cash flow hedges are recorded in accumulated other comprehensive income (OCI) and are reclassified into the line item in the income statement in which the hedged item is recorded in the same period the hedged item affects earnings. Components of a derivative that are excluded in assessing hedge effectiveness are recorded in the same income statement line item as the hedged item.

Net investment hedges are used to manage the foreign exchange rate sensitivity arising from a net investment in a foreign operation. Changes in the spot prices of derivatives that are designated as net investment hedges of foreign operations are recorded as a component of accumulated OCI. The remaining components of these derivatives are excluded in assessing hedge effectiveness and are recorded in market making and similar activities.

Debt Securities

The Corporation purchases debt securities for trading purposes as well as for use in the Corporation's asset and liability management (ALM) activities. These debt securities are reported and measured on the Consolidated Balance Sheet based on management's intent to hold the securities as follows:

Debt Securities Carried at Fair Value

Debt securities carried at fair value consist of debt securities classified as available for sale (AFS) and other debt securities carried at fair value. AFS debt securities are debt securities that are not intended to be held until maturity or for trading purposes and are recognized on their trade date and carried at fair value with unrealized gains and losses, net-of-tax, included in accumulated OCI. Other debt securities carried at fair value are debt securities where the Corporation has elected to carry at fair value with unrealized gains and losses included in market making and similar activities. Interest, including amortization of premiums and accretion of discounts, is included in interest income. Premiums and discounts are amortized or accreted to interest income at a constant effective yield over the contractual lives of the securities. Realized gains and losses from the sales or dispositions of debt securities are determined using the specific identification method.

The Corporation evaluates each AFS debt security where the value has declined below amortized cost. If the Corporation intends to sell or believes it is more likely than not that it will be required to sell the debt security, it is written down to fair value through other income.

The Corporation evaluates AFS debt securities for current expected credit losses (CECL). For debt securities guaranteed by the U.S. Treasury, U.S. government agencies or sovereign entities of high credit quality, the Corporation applies a zero credit loss assumption. For the remaining AFS debt securities, the Corporation considers qualitative parameters such as internal and external credit ratings and the value of underlying collateral. If an AFS debt security fails any of the qualitative parameters, the Corporation performs a discounted cash flow analysis to estimate any credit losses to determine if a portion of the unrealized loss is a result of a CECL. The Corporation will then recognize either credit loss expense or a reversal of credit loss expense in other income for the amount necessary to adjust the debt securities valuation allowance to its current estimate of expected credit losses. If any of the decline in fair value is related to market factors, that amount is recognized in accumulated OCI. In certain instances, the credit loss may

exceed the total decline in fair value, in which case, the allowance recorded is limited to the difference between the amortized cost and the fair value of the asset.

Held-to-Maturity Debt Securities

Held-to-maturity (HTM) debt securities are debt securities that management has the intent and ability to hold to maturity and are recognized at their trade date and reported at amortized cost. Interest is recognized in the same manner as debt securities carried at fair value. For certain U.S. Agency mortgage-backed-securities, if more than 85 percent of the principal has been collected on level-payment mortgage-backed debt securities since their acquisition, the HTM debt securities, if disposed, are treated as matured for classification purposes. The Corporation separately evaluates its HTM debt securities for any credit losses, of which substantially all qualify for the zero-loss credit assumption. For the remaining securities, the Corporation performs a discounted cash flow analysis to estimate any credit losses, which are then recognized as either credit loss expense or a reversal of credit loss expense in other income for the amount necessary to adjust the debt securities valuation allowance to its current estimate of expected credit losses.

Equity Securities

The Corporation makes strategic investments through the acquisition of equity securities that are reported and measured on the Consolidated Balance Sheet as follows:

Equity Method Investments

Investments in companies for which the Corporation has the ability to exercise significant influence over operating and financing decisions are accounted for under the equity method of accounting. Under this method, the Corporation initially records the investment at cost and subsequently adjusts the carrying amount for its share of the investee's earnings or losses and OCI, as well as for any dividends received. The Corporation's share of earnings (losses) from these investments is included in other income. The carrying value of the equity method investments is subject to impairment testing. If an equity method investment is impaired, the loss on the investment is recorded in other income.

Investment in Equity Securities

Equity securities that have readily determinable fair values that are not held for trading purposes are carried at fair value with unrealized gains and losses included in other income. For equity securities without a readily determinable fair value, the investment is recorded at cost and the carrying value is adjusted for impairment, if any, plus or minus changes in value resulting from observable price changes in orderly transactions for identical or similar instruments of the same issuer. Adjustments to fair value, dividends and distributions received on these investments are included in other income.

Tax-related Equity investments

The Corporation holds equity investments in unconsolidated limited partnerships and similar entities that construct, own and operate affordable housing and renewable energy projects that generate income tax credits and other income tax benefits. These tax-related equity investments are included in other assets on the Consolidated Balance Sheet.

For those that qualify, the Corporation accounts for its investments in affordable housing that generate low-income housing tax credits (LIHTCs) and wind renewable energy entities that generate production tax credits (PTCs) under the proportional amortization method. Under this method, the investment is initially recorded at cost and subsequently amortized in proportion to the income tax credits and other income tax benefits received over the life of the investment. Amortization of the investment cost and the recognition of income tax credits are presented net within income tax expense. Investments accounted for using the proportional amortization method are evaluated for impairment when events or circumstances indicate that it is more likely than not that the carrying value will not be recovered. If an impairment is identified, the carrying amount of the investment is written down to the amount expected to be recovered, with the impairment recognized as a component of income tax expense.

The Corporation accounts for its investments in solar renewable energy entities that generate ITCs under the deferral method. Under this method, the income tax credits and applicable equity investment cost are deferred and amortized over the productive life of the underlying facilities. The amortization of the income tax credits and investment expense are presented net within other income.

Loans and Leases

Loans, with the exception of loans accounted for under the fair value option, are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and for purchased loans, net of any unamortized premiums or discounts. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Unearned income, discounts and premiums are amortized to interest income using a constant effective yield methodology. The Corporation elects to account for certain consumer and commercial loans under the fair value option with interest reported in interest income and changes in fair value reported in market making and similar activities or other income.

Under applicable accounting guidance, for reporting purposes, the loan and lease portfolio is categorized by portfolio segment and, within each portfolio segment, by class of financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivable is defined as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. The Corporation's three portfolio segments are Consumer Real Estate, Credit Card and Other Consumer, and Commercial. The classes within the Consumer Real Estate portfolio segment are residential mortgage and home equity. The classes within the Credit Card and Other Consumer portfolio segment are credit card, direct/indirect consumer and other consumer. The classes within the Commercial portfolio segment are U.S. commercial, non-U.S. commercial, commercial real estate, commercial lease financing and U.S. small business commercial.

Leases

The Corporation provides equipment financing to its customers through a variety of lessor arrangements. Direct financing leases and sales-type leases are carried at the aggregate of lease payments receivable plus the estimated residual value of the leased property less unearned income, which is accreted to interest income over the lease terms using methods that approximate the interest method. Operating lease income is recognized on a straight-line basis in other income. The

Corporation's lease arrangements generally do not contain non-lease components.

Allowance for Credit Losses

CECL on funded consumer and commercial loans and leases is referred to as the allowance for loan and lease losses and is reported separately as a contra-asset to loans and leases on the Consolidated Balance Sheet. CECL for unfunded lending commitments, including home equity lines of credit (HELOCs), standby letters of credit (SBLCs) and binding unfunded loan commitments is reported on the Consolidated Balance Sheet in accrued expenses and other liabilities. The provision for credit losses related to the loan and lease portfolio and unfunded lending commitments is reported in the Consolidated Statement of Income at the amount necessary to adjust the allowance for credit losses to the current estimate of CECL.

For loans and leases, CECL is typically estimated using quantitative methods that consider a variety of factors such as historical loss experience, the current credit quality of the portfolio as well as an economic outlook over the life of the loan. The life of the loan for closed-ended products is based on the contractual maturity of the loan adjusted for any expected prepayments. The contractual maturity includes any extension options that are at the sole discretion of the borrower. For open-ended products (e.g., lines of credit), CECL is determined based on the maximum repayment term associated with future draws from credit lines unless those lines of credit are unconditionally cancellable (e.g., credit cards) in which case the Corporation does not record any allowance.

In its loss forecasting framework, the Corporation incorporates forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, real estate prices, gross domestic product growth rates and corporate bond spreads. As any one economic outlook is inherently uncertain, the Corporation leverages multiple scenarios. The scenarios that are chosen each quarter and the weighting given to each scenario depend on a variety of factors including recent economic events, leading economic indicators, views of internal and third-party economists and industry trends.

The estimate of credit losses includes expected recoveries of amounts previously charged off (i.e., negative allowance). If a loan has been charged off, the expected cash flows on the loan are not limited by the current amortized cost balance. Instead, expected cash flows can be assumed up to the unpaid principal balance immediately prior to the charge-off.

Included in the allowance for loan and lease losses are qualitative reserves to cover losses that are expected but, in the Corporation's assessment, may not be adequately reflected in the quantitative methods or the economic assumptions described above. For example, factors that the Corporation considers include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, the effect of external factors such as competition, and legal and regulatory requirements, among others. Further, the Corporation considers the inherent uncertainty in quantitative models that are built on historical data.

With the exception of the Corporation's credit card portfolio, the Corporation does not include reserves for interest receivable in the measurement of the allowance for credit losses as the Corporation generally classifies consumer loans as nonperforming at 90 days past due and reverses interest income for these loans at that time. For credit card loans, the Corporation reserves for interest and fees as part of the allowance for loan and lease losses. Upon charge-off of a credit card loan, the Corporation reverses the interest and fee income against the income statement line item where it was originally recorded.

The Corporation has identified the following three portfolio segments and measures the allowance for credit losses using the following methods.

Consumer Real Estate

To estimate CECL for consumer loans secured by residential real estate, the Corporation estimates the number of loans that will default over the life of the existing portfolio, after factoring in estimated prepayments, using quantitative modeling methodologies. The attributes that are most significant in estimating the Corporation's CECL include refreshed loan-to-value (LTV) or, in the case of a subordinated lien, refreshed combined LTV (CLTV), borrower credit score, months since origination and geography, all of which are further broken down by present collection status (whether the loan is current, delinquent, in default, or in bankruptcy). The estimates are based on the Corporation's historical experience with the loan portfolio, adjusted to reflect the economic outlook. The outlook on the unemployment rate and consumer real estate prices are key factors that impact the frequency and severity of loss estimates. The Corporation does not reserve for credit losses on the unpaid principal balance of loans insured by the Federal Housing Administration (FHA) and long-term standby loans, as these loans are fully insured. The Corporation records a reserve for unfunded lending commitments for CECL associated with the undrawn portion of the Corporation's HELOCs, which can only be canceled by the Corporation if certain criteria are met. CECL associated with these unfunded lending commitments is calculated using the same models and methodologies noted above and incorporate utilization assumptions at time of default.

For loans that are more than 180 days past due, the Corporation bases the allowance on the estimated fair value of the underlying collateral as of the reporting date less costs to sell. The fair value of the collateral securing these loans is generally determined using an automated valuation model (AVM) that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. In the event that an AVM value is not available, the Corporation utilizes publicized indices or if these methods provide less reliable valuations, the Corporation uses appraisals or broker price opinions to estimate the fair value of the collateral. While there is inherent imprecision in these valuations, the Corporation believes that they are representative of this portfolio in the aggregate.

For loans that are more than 180 days past due, with the exception of the Corporation's fully insured portfolio, the outstanding balance of loans that is in excess of the estimated property value after adjusting for costs to sell is charged off. If the estimated property value decreases in periods subsequent to the initial charge-off, the Corporation will record an additional charge-off; however, if the value increases in periods subsequent to the charge-off, the Corporation will adjust the allowance to account for the increase but not to a level above the cumulative charge-off amount.

Credit Cards and Other Consumer

Credit cards are revolving lines of credit without a defined maturity date. The estimated life of a credit card receivable is determined by estimating the amount and timing of expected future payments (e.g., borrowers making full payments, minimum payments or somewhere in between) that it will take for a receivable balance to pay off. CECL on the future payments incorporates the spending behavior of a borrower through time using key borrower-specific factors and the economic outlook described above. The Corporation applies all expected payments in accordance with the Credit Card Accountability Responsibility and Disclosure Act of 2009 (i.e., paying down the highest interest rate bucket first). Then forecasted future payments are prioritized to pay off the oldest balance until it is brought to zero or an expected charge-off amount. Unemployment rate outlook, borrower credit score, delinquency status and historical payment behavior are all key inputs into the credit card receivable loss forecasting model. Future draws on the credit card lines are excluded from CECL as they are unconditionally cancellable.

CECL for the consumer vehicle lending portfolio is also determined using quantitative methods supplemented with qualitative analysis. The quantitative model estimates CECL giving consideration to key borrower and loan characteristics such as delinquency status, borrower credit score, LTV ratio, underlying collateral type and collateral value.

Commercial

CECL on commercial loans is forecasted using models that estimate credit losses over the loan's contractual life at an individual loan level. The models use the contractual terms to forecast future principal cash flows while also considering expected prepayments. For open-ended commitments such as revolving lines of credit, changes in funded balance are captured by forecasting a borrower's draw and payment behavior over the remaining life of the commitment. For loans collateralized with commercial real estate and for which the underlying asset is the primary source of repayment, the loss forecasting models consider key loan and customer attributes such as LTV ratio, net operating income and debt service coverage, and captures variations in behavior according to property type and region. The outlook on the unemployment rate, gross domestic product, and forecasted real estate prices are utilized to determine indicators such as rent levels and vacancy rates, which impact the CECL estimate. For all other commercial loans and leases, the loss forecasting model determines the probabilities of transition to different credit risk ratings or default at each point over the life of the asset based on the borrower's current credit risk rating, industry sector, size of the exposure and the geographic market. The severity of loss is determined based on the type of collateral securing the exposure, the size of the exposure, the borrower's industry sector, any guarantors and the geographic market. Assumptions of expected loss are conditioned to the economic outlook, and the model considers key economic variables such as unemployment rate, gross domestic product, corporate bond spreads, real estate and other asset prices and equity market returns.

In addition to the allowance for loan and lease losses, the Corporation also estimates CECL related to unfunded lending commitments such as letters of credit, financial guarantees, unfunded bankers acceptances and binding loan commitments, excluding commitments accounted for under the fair value option. Reserves are estimated for the unfunded exposure using the same models and methodologies as the funded exposure and are reported as reserves for unfunded lending commitments.

Nonperforming Loans and Leases, Charge-offs and Delinquencies

Nonperforming loans and leases generally include loans and leases that have been placed on nonaccrual status. Loans accounted for under the fair value option and LHFS are not reported as nonperforming. When a nonaccrual loan is deemed uncollectible, it is charged off against the allowance for credit losses. If the charged-off amount is later recovered, the amount is reversed through the allowance for credit losses at the recovery date. Charge-offs are reported net of recoveries (net charge-offs). If recoveries for the period are greater than charge-offs, net charge-offs are reported as a negative amount.

In accordance with the Corporation's policies, consumer real estate-secured loans, including residential mortgages and home equity loans, are generally placed on nonaccrual status and classified as nonperforming at 90 days past due unless repayment of the loan is insured by the FHA or through individually insured long-term standby agreements with Fannie Mae (FNMA) or Freddie Mac (FHLMC) (the fully-insured portfolio). Residential mortgage loans in the fully-insured portfolio are not placed on nonaccrual status and, therefore, are not reported as nonperforming. Junior-lien home equity loans are placed on nonaccrual status and classified as nonperforming when the underlying first-lien mortgage loan becomes 90 days past due even if the junior-lien loan is current. The outstanding balance of real estate-secured loans that is in excess of the estimated property value less costs to sell is charged off no later than the end of the month in which the loan becomes 180 days past due unless the loan is fully insured, or for loans in bankruptcy, within 60 days of receipt of notification of filing, with the remaining balance classified as nonperforming.

Credit card loans are charged off when the loan becomes 180 days past due, within 60 days after receipt of notification of death or bankruptcy or upon confirmation of fraud. These loans continue to accrue interest until they are charged off and, therefore, are not reported as nonperforming loans. Consumer vehicle loans are placed on nonaccrual status when they become 90 days past due, within 60 days after receipt of notification of bankruptcy or death or upon confirmation of fraud, unless the borrower's performance indicates that repayment is likely to occur. These loans are charged off to the estimated fair value of the collateral less expected disposal costs when the loans become 120 days past due, upon repossession of the collateral, within 60 days after receipt of notification of bankruptcy or death or upon confirmation of fraud, and when the borrower's ability to pay cannot be validated. If repossession of the collateral is not expected or the loan is unsecured, the loans are fully charged off. Other consumer loans, substantially all of which are consumer overdrafts, are charged off when the loan becomes 60 days past due, and therefore are not reported as nonperforming loans.

Commercial loans and leases, excluding business card loans, that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, are generally placed on nonaccrual status and classified as nonperforming unless well-secured and in the process of collection.

Business card loans are charged off in the same manner as consumer credit card loans. Other commercial loans and leases are generally charged off when all or a portion of the principal amount is determined to be uncollectible.

The entire balance of a consumer loan or commercial loan or lease is contractually delinquent if the minimum payment is not received by the specified due date on the customer's billing

statement. Interest and fees continue to accrue on past due loans and leases until the date the loan is placed on nonaccrual status, if applicable. Accrued interest receivable is reversed when loans and leases are placed on nonaccrual status. Interest collections on nonaccruing loans and leases for which the ultimate collectability of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received. Loans and leases may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Loans Held-for-sale

Loans that the Corporation intends to sell in the foreseeable future, including residential mortgages, loan syndications, and to a lesser degree, commercial real estate, consumer finance and other loans, are reported as LHFS and are carried at the lower of aggregate cost or fair value. The Corporation accounts for certain LHFS, including residential mortgage LHFS, under the fair value option. Loan origination costs for LHFS carried at the lower of cost or fair value are capitalized as part of the carrying value of the loans and, upon the sale of a loan, are recognized as part of the gain or loss in other income. LHFS that are on nonaccrual status and are reported as nonperforming, as defined in the policy herein, are reported separately from nonperforming loans and leases.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. Estimated lives range up to 40 years for buildings, up to 12 years for furniture and equipment, and the shorter of lease term or estimated useful life for leasehold improvements.

Other Assets

For the Corporation's financial assets that are measured at amortized cost and are not included in debt securities or loans and leases on the Consolidated Balance Sheet, the Corporation evaluates these assets for CECL using various techniques. For assets that are subject to collateral maintenance provisions, including federal funds sold and securities borrowed or purchased under agreements to resell, where the collateral consists of daily margining of liquid and marketable assets where the margining is expected to be maintained into the foreseeable future, the expected losses are assumed to be zero. For all other assets, the Corporation performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any CECL which are then included in a valuation account that is recorded as a contra-asset against the amortized cost basis of the financial asset.

Lessee Arrangements

Substantially all of the Corporation's lessee arrangements are operating leases. Under these arrangements, the Corporation records right-of-use assets and lease liabilities at lease commencement. Right-of-use assets are reported in other assets on the Consolidated Balance Sheet, and the related lease liabilities are reported in accrued expenses and other liabilities. All leases are recorded on the Consolidated Balance Sheet except leases with an initial term less than 12 months for which the Corporation made the short-term lease election. Lease expense is recognized on a straight-line basis over the lease term and is recorded in occupancy and equipment expense in the Consolidated Statement of Income.

The Corporation made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease for its real estate and equipment leases. As such, lease payments represent payments on both lease and non-lease components. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the Corporation's incremental borrowing rate. Right-of-use assets initially equal the lease liability, adjusted for any lease payments made prior to lease commencement and for any lease incentives.

Goodwill and Intangible Assets

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the reporting unit level. A reporting unit is a business segment or one level below a business segment.

The Corporation assesses the fair value of each reporting unit against its carrying value, including goodwill, as measured by allocated equity. For purposes of goodwill impairment testing, the Corporation utilizes allocated equity as a proxy for the carrying value of its reporting units. Allocated equity in the reporting units is comprised of allocated capital plus capital for the portion of goodwill and intangibles specifically assigned to the reporting unit.

In performing its goodwill impairment testing, the Corporation first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance of the respective reporting unit and other relevant entity- and reporting-unit specific considerations.

If the Corporation concludes it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. The Corporation has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The Corporation may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit would not be considered impaired. If the carrying value of the reporting unit exceeds its fair value, a goodwill impairment loss would be recognized for the amount by which the reporting unit's allocated equity exceeds its fair value. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill, and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

For intangible assets subject to amortization, an impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets deemed to have indefinite useful lives are not subject to amortization and are assessed for impairment when events or circumstances indicate the carrying value of the intangible asset exceeds its fair value.

Variable Interest Entities

A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Corporation consolidates a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. On a quarterly basis, the Corporation reassesses its involvement with the VIE and evaluates the impact of changes in governing documents and its financial interests in the VIE. The consolidation status of the VIEs with which the Corporation is involved may change as a result of such reassessments.

The Corporation primarily uses VIEs for its securitization activities, in which the Corporation transfers whole loans or debt securities into a trust or other vehicle. When the Corporation is the servicer of whole loans held in a securitization trust, including non-agency residential mortgages, home equity loans, credit cards, and other loans, the Corporation has the power to direct the most significant activities of the trust. The Corporation generally does not have the power to direct the most significant activities of a residential mortgage agency trust except in certain circumstances in which the Corporation holds substantially all of the issued securities and has the unilateral right to liquidate the trust. The power to direct the most significant activities of a commercial mortgage securitization trust is typically held by the special servicer or by the party holding specific subordinate securities which embody certain controlling rights. The Corporation consolidates a whole-loan securitization trust if it has the power to direct the most significant activities and also holds securities issued by the trust or has other contractual arrangements, other than standard representations and warranties, that could potentially be significant to the trust.

The Corporation may also transfer trading account securities and AFS securities into municipal bond or resecuritization trusts. The Corporation consolidates a municipal bond or resecuritization trust if it has control over the ongoing activities of the trust such as the remarketing of the trust's liabilities or, if there are no ongoing activities, sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains securities or has liquidity or other commitments that could potentially be significant to the trust. The Corporation does not consolidate a municipal bond or resecuritization trust if one or a limited number of third-party investors share responsibility for the design of the trust or have control over the significant activities of the trust through liquidation or other substantive rights.

Other VIEs used by the Corporation include collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), investment vehicles created on behalf of customers and other investment vehicles. The Corporation does not routinely serve as collateral manager for CDOs or CLOs and, therefore, does not typically have the power to direct the activities that most significantly impact the economic performance of a CDO or CLO. However, for CDOs, following an event of default, if the Corporation is a majority holder of senior securities issued by a CDO and acquires the power to manage its assets, the Corporation consolidates the CDO.

The Corporation consolidates a customer or other investment vehicle if it has control over the initial design of the vehicle or manages the assets in the vehicle and also absorbs potentially significant gains or losses through an investment in the vehicle, derivative contracts or other arrangements. The Corporation does not consolidate an investment vehicle if a single investor controlled the initial design of the vehicle or manages the assets in the vehicles or if the Corporation does not have a variable interest that could potentially be significant to the vehicle.

Retained interests in securitized assets are initially recorded at fair value. In addition, the Corporation may invest in debt securities issued by unconsolidated VIEs. Fair values of these debt securities, which are classified as trading account assets, debt securities carried at fair value or HTM securities, are based primarily on quoted market prices in active or inactive markets. Generally, quoted market prices for retained residual interests are not available; therefore, the Corporation estimates fair values based on the present value of the associated expected future cash flows.

Fair Value

The Corporation measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Corporation categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in OTC markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts where fair value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. government and agency mortgage-backed (MBS) and asset-backed securities (ABS), corporate debt securities, derivative contracts, certain loans and LHFS.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability. This category generally includes retained residual interests in securitizations, consumer MSRs, certain ABS, highly structured,

complex or long-dated derivative contracts, certain loans and LHFS, IRLCs and certain CDOs where independent pricing information cannot be obtained for a significant portion of the underlying assets.

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Income tax benefits are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Corporation records income tax-related interest and penalties, if applicable, within income tax expense.

Revenue Recognition

The following summarizes the Corporation's revenue recognition accounting policies for certain noninterest income activities.

Card Income

Card income includes annual, late and over-limit fees as well as interchange, cash advances and other miscellaneous items from credit and debit card transactions and from processing card transactions for merchants. Card income is presented net of direct costs. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit cards and fixed rates for debit cards based on the corresponding payment network's rates. Substantially all card fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Fees charged to cardholders and merchants that are estimated to be uncollectible are reserved in the allowance

for loan and lease losses. Included in direct cost are rewards and credit card partner payments. Rewards paid to cardholders are related to points earned by the cardholder that can be redeemed for a broad range of rewards including cash, travel and gift cards. The points to be redeemed are estimated based on past redemption behavior, card product type, account transaction activity and other historical card performance. The liability is reduced as the points are redeemed. The Corporation also makes payments to credit card partners. The payments are based on revenue-sharing agreements that are generally driven by cardholder transactions and partner sales volumes. As part of the revenue-sharing agreements, the credit card partner provides the Corporation exclusive rights to market to the credit card partner's members or customers on behalf of the Corporation.

Service Charges

Service charges include deposit and lending-related fees. Deposit-related fees consist of fees earned on consumer and commercial deposit activities and are generally recognized when the transactions occur or as the service is performed. Consumer fees are earned on consumer deposit accounts for account maintenance and various transaction-based services, such as ATM transactions, wire transfer activities, check and money order processing and insufficient funds/overdraft transactions. Commercial deposit-related fees are from the Corporation's Global Transaction Services business and consist of commercial deposit and treasury management services, including account maintenance and other services, such as payroll, sweep account and other cash management services. Lending-related fees generally represent transactional fees earned from certain loan commitments, financial guarantees and SBLCs.

Investment and Brokerage Services

Investment and brokerage services consist of asset management and brokerage fees. Asset management fees are earned from the management of client assets under advisory agreements or the full discretion of the Corporation's financial advisors (collectively referred to as assets under management (AUM)). Asset management fees are earned as a percentage of the client's AUM and generally range from 50 basis points (bps) to 150 bps of the AUM. In cases where a third party is used to obtain a client's investment allocation, the fee remitted to the third party is recorded net and is not reflected in the transaction price, as the Corporation is an agent for those services.

Brokerage fees include income earned from transaction-based services that are performed as part of investment management services and are based on a fixed price per unit or as a percentage of the total transaction amount. Brokerage fees

also include distribution fees and sales commissions that are primarily in the *Global Wealth & Investment Management (GWIM)* segment and are earned over time. In addition, primarily in the *Global Markets* segment, brokerage fees are earned when the Corporation fills customer orders to buy or sell various financial products or when it acknowledges, affirms, settles and clears transactions and/or submits trade information to the appropriate clearing broker. Certain customers pay brokerage, clearing and/or exchange fees imposed by relevant regulatory bodies or exchanges in order to execute or clear trades. These fees are recorded net and are not reflected in the transaction price, as the Corporation is an agent for those services.

Investment Banking Income

Investment banking income includes underwriting income and financial advisory services income. Underwriting consists of fees earned for the placement of a customer's debt or equity securities. The revenue is generally earned based on a percentage of the fixed number of shares or principal placed. Once the number of shares or notes is determined and the service is completed, the underwriting fees are recognized. The Corporation incurs certain out-of-pocket expenses, such as legal costs, in performing these services. These expenses are recovered through the revenue the Corporation earns from the customer and are included in operating expenses. Syndication fees represent fees earned as the agent or lead lender responsible for structuring, arranging and administering a loan syndication.

Financial advisory services consist of fees earned for assisting clients with transactions related to mergers and acquisitions and financial restructurings. Revenue varies depending on the size of the transaction and scope of services performed and is generally contingent on successful completion of the transaction. Revenue is typically recognized once the transaction is completed and all services have been rendered. Additionally, the Corporation may earn a fixed fee in merger and acquisition transactions to provide a fairness opinion, with the fees recognized when the opinion is delivered to the client.

Other Revenue Measurement and Recognition Policies

The Corporation did not disclose the value of any open performance obligations at December 31, 2025, as its contracts with customers generally have a fixed term that is less than one year, an open term with a cancellation period that is less than one year, or provisions that allow the Corporation to recognize revenue at the amount it has the right to invoice.

Earnings Per Common Share

Earnings per common share (EPS) is computed by dividing net income allocated to common shareholders by the weighted-average common shares outstanding, excluding unvested common shares subject to repurchase or cancellation. Net income allocated to common shareholders is net income adjusted for preferred stock dividends including dividends declared, accretion of discounts on preferred stock including accelerated accretion when preferred stock is repaid early, and cumulative dividends related to the current dividend period that have not been declared as of period end, less income allocated to participating securities. Diluted EPS is computed by dividing income allocated to common shareholders plus dividends on dilutive convertible preferred stock, by the weighted-average common shares outstanding plus amounts representing the dilutive effect of stock options outstanding, restricted stock, restricted stock units (RSUs), outstanding warrants and the dilution resulting from the conversion of convertible preferred stock, if applicable.

Foreign Currency Translation

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. When the functional currency of a foreign operation is the local currency, the assets, liabilities and operations are translated, for consolidation purposes, from the local currency to the U.S. dollar reporting currency at period-end rates for assets and liabilities and generally at average rates for results of operations. The resulting unrealized gains and losses are reported as a component of accumulated OCI, net-of-tax. When the foreign entity's functional currency is the U.S. dollar, the resulting remeasurement gains or losses on foreign currency-denominated assets or liabilities are included in earnings.

NOTE 2 Net Interest Income and Noninterest Income

The table below presents the Corporation's net interest income and noninterest income disaggregated by revenue source for 2025, 2024 and 2023. For more information, see *Note 1 – Summary of Significant Accounting Principles*. For a disaggregation of noninterest income by business segment and *All Other*, see *Note 23 – Business Segment Information*.

(Dollars in millions)		2025		2024		2023
Net interest income						
Interest income						
Loans and leases	$	**63,080**	$	61,993	$	57,124
Debt securities		**27,393**		26,007		20,226
Federal funds sold and securities borrowed or purchased under agreements to resell		**15,433**		19,911		18,679
Trading account assets		**12,239**		10,376		8,773
Other interest income [1]		**20,421**		28,320		25,460
Total interest income		**138,566**		146,607		130,262
Interest expense						
Deposits		**34,513**		38,442		26,163
Short-term borrowings		**28,042**		34,538		30,553
Trading account liabilities		**2,657**		2,191		2,043
Long-term debt		**13,258**		15,376		14,572
Total interest expense		**78,470**		90,547		73,331
Net interest income	$	**60,096**	$	56,060	$	56,931
Noninterest income						
Fees and commissions						
Card income						
Interchange fees [2]	$	**3,876**	$	4,013	$	3,983
Other card income		**2,483**		2,271		2,071
Total card income		**6,359**		6,284		6,054
Service charges						
Deposit-related fees		**5,044**		4,708		4,382
Lending-related fees		**1,413**		1,347		1,302
Total service charges		**6,457**		6,055		5,684
Investment and brokerage services						
Asset management fees		**15,601**		13,875		12,002
Brokerage fees		**4,355**		3,891		3,561
Total investment and brokerage services		**19,956**		17,766		15,563
Investment banking fees						
Underwriting income		**3,320**		3,275		2,235
Syndication fees		**1,420**		1,221		898
Financial advisory services		**1,890**		1,690		1,575
Total investment banking fees		**6,630**		6,186		4,708
Total fees and commissions		**39,402**		36,291		32,009
Market making and similar activities		**12,014**		12,967		12,732
Other income (loss)		**1,585**		538		1,097
Total noninterest income	$	**53,001**	$	49,796	$	45,838

[1] Includes interest income on interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks of $10.5 billion, $16.8 billion and $16.0 billion for 2025, 2024 and 2023.
[2] Gross interchange fees and merchant income were $13.8 billion, $13.6 billion and $13.3 billion for 2025, 2024 and 2023, respectively and are presented net of $9.9 billion, $9.5 billion and $9.3 billion of expenses for rewards and partner payments as well as certain other card costs for the same periods.

NOTE 3 Derivatives

Derivative Balances

Derivatives are entered into on behalf of customers, for trading or to support risk management activities. Derivatives used in risk management activities include derivatives that may or may not be designated in qualifying hedge accounting relationships. Derivatives that are not designated in qualifying hedge accounting relationships are referred to as other risk management derivatives. For more information on the Corporation's derivatives and hedging activities, see *Note 1 – Summary of Significant Accounting Principles.* The following tables present derivative instruments included on the Consolidated Balance Sheet in derivative assets and liabilities at December 31, 2025 and 2024. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by cash collateral received or paid.

| | | December 31, 2025 | | | | | |
| | | Gross Derivative Assets | | | Gross Derivative Liabilities | | |
(Dollars in billions)	Contract/ Notional [1]	Trading and Other Risk Management Derivatives	Qualifying Accounting Hedges	Total	Trading and Other Risk Management Derivatives	Qualifying Accounting Hedges	Total
Interest rate contracts							
Swaps	$ 21,163.5	$ 75.5	$ 5.1	$ 80.6	$ 70.5	$ 7.4	$ 77.9
Futures and forwards	4,279.5	3.9	—	3.9	3.2	—	3.2
Written options [2]	2,138.2	—	—	—	26.4	—	26.4
Purchased options [3]	2,008.5	28.3	—	28.3	—	—	—
Foreign exchange contracts							
Swaps	2,852.1	41.4	0.1	41.5	35.4	0.2	35.6
Spot, futures and forwards	4,643.0	33.1	0.2	33.3	33.5	0.2	33.7
Written options [2]	623.7	—	—	—	8.2	—	8.2
Purchased options [3]	576.3	8.0	—	8.0	—	—	—
Equity contracts							
Swaps	736.3	16.8	—	16.8	21.5	—	21.5
Futures and forwards	147.8	2.2	—	2.2	2.1	—	2.1
Written options [2]	903.2	—	—	—	67.1	—	67.1
Purchased options [3]	859.7	60.1	—	60.1	—	—	—
Commodity contracts							
Swaps	70.3	2.9	—	2.9	5.6	—	5.6
Futures and forwards	156.5	6.3	0.1	6.4	5.2	0.7	5.9
Written options [2]	71.2	—	—	—	3.2	—	3.2
Purchased options [3]	69.8	3.2	—	3.2	—	—	—
Credit derivatives [4]							
Purchased credit derivatives:							
Credit default swaps	475.9	1.5	—	1.5	3.8	—	3.8
Total return swaps/options	100.5	0.4	—	0.4	0.4	—	0.4
Written credit derivatives:							
Credit default swaps	442.9	2.6	—	2.6	1.5	—	1.5
Total return swaps/options	103.8	0.5	—	0.5	1.5	—	1.5
Gross derivative assets/liabilities		$ 286.7	$ 5.5	$ 292.2	$ 289.1	$ 8.5	$ 297.6
Less: Legally enforceable master netting agreements				(224.1)			(224.1)
Less: Cash collateral received/paid				(27.2)			(31.4)
Total derivative assets/liabilities				$ 40.9			$ 42.1

[1] Represents the total contract/notional amount of derivative assets and liabilities outstanding.
[2] Includes certain out-of-the-money purchased options that have a liability amount primarily due to the deferral of option premiums to the end of the contract.
[3] Includes certain out-of-the-money written options that have an asset amount primarily due to the deferral of option premiums to the end of the contract.
[4] The net derivative asset (liability) and notional amount of written credit derivatives for which the Corporation held purchased credit derivatives with identical underlying referenced names were $1.0 billion and $421.3 billion, respectively, at December 31, 2025.

(Dollars in billions)	Contract/Notional [1]	Gross Derivative Assets			Gross Derivative Liabilities		
		Trading and Other Risk Management Derivatives	Qualifying Accounting Hedges	Total	Trading and Other Risk Management Derivatives	Qualifying Accounting Hedges	Total
				December 31, 2024			
Interest rate contracts							
Swaps	$ 20,962.1	$ 71.9	$ 7.6	$ 79.5	$ 61.1	$ 15.2	$ 76.3
Futures and forwards	3,383.0	4.5	—	4.5	4.2	—	4.2
Written options [2]	1,931.2	—	—	—	29.0	—	29.0
Purchased options [3]	1,789.1	29.2	—	29.2	—	—	—
Foreign exchange contracts							
Swaps	2,204.0	46.8	0.1	46.9	47.4	—	47.4
Spot, futures and forwards	4,273.5	55.4	2.1	57.5	52.4	0.4	52.8
Written options [2]	652.6	—	—	—	10.7	—	10.7
Purchased options [3]	578.3	10.5	—	10.5	—	—	—
Equity contracts							
Swaps	520.4	12.8	—	12.8	14.2	—	14.2
Futures and forwards	129.0	2.3	—	2.3	1.5	—	1.5
Written options [2]	831.6	—	—	—	55.1	—	55.1
Purchased options [3]	770.1	50.1	—	50.1	—	—	—
Commodity contracts							
Swaps	64.8	2.1	—	2.1	3.6	—	3.6
Futures and forwards	165.8	4.0	—	4.0	2.3	0.8	3.1
Written options [2]	69.5	—	—	—	2.7	—	2.7
Purchased options [3]	75.2	2.9	—	2.9	—	—	—
Credit derivatives [4]							
Purchased credit derivatives:							
Credit default swaps	408.3	1.7	—	1.7	2.6	—	2.6
Total return swaps/options	98.0	1.0	—	1.0	0.7	—	0.7
Written credit derivatives:							
Credit default swaps	388.2	2.0	—	2.0	1.6	—	1.6
Total return swaps/options	81.4	1.1	—	1.1	0.2	—	0.2
Gross derivative assets/liabilities		$ 298.3	$ 9.8	$ 308.1	$ 289.3	$ 16.4	$ 305.7
Less: Legally enforceable master netting agreements				(237.1)			(237.1)
Less: Cash collateral received/paid				(30.1)			(29.2)
Total derivative assets/liabilities				$ 40.9			$ 39.4

[1] Represents the total contract/notional amount of derivative assets and liabilities outstanding.
[2] Includes certain out-of-the-money purchased options that have a liability amount primarily due to the deferral of option premiums to the end of the contract.
[3] Includes certain out-of-the-money written options that have an asset amount primarily due to the deferral of option premiums to the end of the contract.
[4] The net derivative asset (liability) and notional amount of written credit derivatives for which the Corporation held purchased credit derivatives with identical underlying referenced names were $406 million and $361.2 billion, respectively, at December 31, 2024.

Offsetting of Derivatives

The Corporation enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of the Corporation's derivative counterparties. Where legally enforceable, these master netting agreements give the Corporation, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Balance Sheet, the Corporation offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative assets and liabilities on the Consolidated Balance Sheet at December 31, 2025 and 2024 by primary risk (e.g., interest rate risk) and the platform, where applicable, on which these derivatives are transacted. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, which include reducing the balance for counterparty netting and cash collateral received or paid.

For more information on offsetting of securities financing agreements, see *Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash*.

Offsetting of Derivatives [1]

(Dollars in billions)	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
	December 31, 2025		December 31, 2024	
Interest rate contracts				
Over-the-counter	$ 106.2	$ 100.0	$ 108.8	$ 103.9
Exchange-traded	—	—	0.1	0.1
Over-the-counter cleared	6.3	5.9	3.4	3.6
Foreign exchange contracts				
Over-the-counter	80.4	75.3	112.7	109.1
Over-the-counter cleared	1.2	1.3	0.5	0.5
Equity contracts				
Over-the-counter	31.3	43.8	24.6	31.1
Exchange-traded	46.8	45.1	39.8	38.5
Commodity contracts				
Over-the-counter	9.9	11.8	6.2	7.0
Exchange-traded	1.6	1.7	2.0	1.6
Over-the-counter cleared	0.3	0.4	0.3	0.5
Credit derivatives				
Over-the-counter	4.9	7.1	5.8	5.0
Total gross derivative assets/liabilities, before netting				
Over-the-counter	232.7	238.0	258.1	256.1
Exchange-traded	48.4	46.8	41.9	40.2
Over-the-counter cleared	7.8	7.6	4.2	4.6
Less: Legally enforceable master netting agreements and cash collateral received/paid				
Over-the-counter	(199.2)	(203.9)	(224.2)	(223.5)
Exchange-traded	(44.5)	(44.5)	(39.0)	(39.0)
Over-the-counter cleared	(7.6)	(7.1)	(4.0)	(3.8)
Derivative assets/liabilities, after netting	37.6	36.9	37.0	34.6
Other gross derivative assets/liabilities [2]	3.3	5.2	3.9	4.8
Total derivative assets/liabilities	40.9	42.1	40.9	39.4
Less: Financial instruments collateral [3]	(20.5)	(16.7)	(18.1)	(14.2)
Total net derivative assets/liabilities	$ 20.4	$ 25.4	$ 22.8	$ 25.2

[1] Over-the-counter derivatives include bilateral transactions between the Corporation and a particular counterparty. Over-the-counter cleared derivatives include bilateral transactions between the Corporation and a counterparty where the transaction is cleared through a clearinghouse. Exchange-traded derivatives include listed options transacted on an exchange.

[2] Consists of derivatives entered into under master netting agreements where the enforceability of these agreements is uncertain under bankruptcy laws in some countries or industries.

[3] Amounts are limited to the derivative asset/liability balance and, accordingly, do not include excess collateral received/pledged. Financial instruments collateral includes securities collateral received or pledged and cash securities held and posted at third-party custodians that are not offset on the Consolidated Balance Sheet but shown as a reduction to derive net derivative assets and liabilities.

ALM and Risk Management Derivatives

The Corporation's ALM and risk management activities include the use of derivatives to mitigate risk to the Corporation, including derivatives designated in qualifying hedge accounting relationships and derivatives used in other risk management activities. Interest rate, foreign exchange, equity, commodity and credit contracts are utilized in the Corporation's ALM and risk management activities.

The Corporation maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options, futures and forwards, to minimize significant fluctuations in earnings caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity and volatility so that movements in interest rates do not significantly adversely affect earnings or capital. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in fair value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation.

Market risk, including interest rate risk, can be substantial in the mortgage business. Market risk in the mortgage business is the risk that values of mortgage assets or revenues will be adversely affected by changes in market conditions such as interest rate movements. To mitigate the interest rate risk in mortgage banking production income, the Corporation utilizes forward loan sale commitments and other derivative instruments, including purchased options, and certain debt securities. The Corporation also utilizes derivatives such as interest rate options, interest rate swaps, forward settlement contracts and eurodollar futures to hedge certain market risks of MSRs.

The Corporation uses foreign exchange contracts to manage the foreign exchange risk associated with certain foreign currency-denominated assets and liabilities, as well as the Corporation's investments in non-U.S. subsidiaries. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

The Corporation purchases credit derivatives to manage credit risk related to certain funded and unfunded credit exposures. Credit derivatives include credit default swaps (CDS), total return swaps and swaptions. These derivatives are recorded on the Consolidated Balance Sheet at fair value with changes in fair value recorded in other income.

Derivatives Designated as Accounting Hedges

The Corporation uses various types of interest rate and foreign exchange derivative contracts to protect against changes in the fair value of its assets and liabilities due to fluctuations in interest rates and foreign exchange rates (fair value hedges). The Corporation also uses these types of contracts to protect against changes in the cash flows of its assets and liabilities, and other forecasted transactions (cash flow hedges). The Corporation hedges its net investment in consolidated non-U.S. operations determined to have functional currencies other than

the U.S. dollar using forward exchange contracts and cross-currency basis swaps, and by issuing foreign currency-denominated debt (net investment hedges).

Fair Value Hedges

The table below summarizes information related to fair value hedges for 2025, 2024 and 2023.

Gains and Losses on Derivatives and Hedged Items Designated in Fair Value Hedges

(Dollars in millions)	Derivative			Hedged Item		
	2025	2024	2023	2025	2024	2023
Interest rate risk on long-term debt [1]	$ 3,346	$ (2,713)	$ 3,594	$ (3,331)	$ 2,669	$ (3,652)
Interest rate and foreign currency risk [2]	(21)	500	(17)	15	(486)	27
Interest rate risk on available-for-sale securities [3]	(5,387)	2,279	(3,518)	5,269	(2,322)	3,417
Price risk on commodity inventory [4]	(2,804)	(577)	2	2,804	577	(2)
Total	$ (4,866)	$ (511)	$ 61	$ 4,757	$ 438	$ (210)

[1] Amounts are recorded in interest expense in the Consolidated Statement of Income.
[2] Represents cross-currency interest rate swaps related to available-for-sale debt securities and long-term debt. For 2025, 2024 and 2023, the derivative amount includes gains (losses) of $(3) million, $22 million and $6 million in interest income, $0, $0 and $13 million in interest expense, $(10) million, $463 million and $(51) million in market making and similar activities, and $(8) million, $15 million and $15 million in accumulated OCI. Line item totals are in the Consolidated Statement of Income and on the Consolidated Balance Sheet.
[3] Amounts are recorded in interest income in the Consolidated Statement of Income.
[4] Amounts are recorded in market making and similar activities in the Consolidated Statement of Income.

The table below summarizes the carrying value of hedged assets and liabilities that are designated in fair value hedging relationships, along with the cumulative amount of gains and losses on the hedged assets and liabilities that are included in their carrying value. There is no impact to earnings for the cumulative amount of these fair value hedging adjustments as long as the hedging relationships remain open through the hedged period. Instead, the open hedges have the effect of synthetically converting the hedged assets and liabilities into variable-rate instruments. If an open hedge is de-designated prior to the derivative's maturity, any cumulative fair value adjustments at the de-designation date are then amortized or accreted into earnings over the remaining life of the hedged assets or liabilities.

Designated Fair Value Hedged Assets and Liabilities

(Dollars in millions)	December 31, 2025		December 31, 2024	
	Carrying Value	Cumulative Fair Value Adjustments [1]	Carrying Value	Cumulative Fair Value Adjustments [1]
Long-term debt	$ 175,694	$ (792)	$ 188,202	$ (7,263)
Available-for-sale debt securities [2, 3]	236,303	146	244,664	(4,764)
Trading account assets [4]	12,170	294	3,639	101

[1] Increase (decrease) to carrying value.
[2] These amounts include the amortized cost of the financial assets in closed portfolios used to designate hedging relationships in which the hedged item is a stated layer that is expected to be remaining at the end of the hedging relationship (i.e. portfolio layer hedging relationship). At December 31, 2025 and 2024, the amortized cost of the closed portfolios used in these hedging relationships was $35.8 billion and $34.8 billion, of which $23.7 billion and $26.1 billion were designated in a portfolio layer hedging relationship. At December 31, 2025 and 2024, the cumulative adjustment associated with these hedging relationships was a decrease of $46 million and $435 million.
[3] Carrying value represents amortized cost.
[4] Represents hedging activities related to certain commodities inventory.

At December 31, 2025 and 2024, the fair value adjustments from de-designated long-term debt hedges decreased the long-term debt carrying value by $12.9 billion and $11.2 billion. The fair value adjustments from de-designated AFS debt securities hedges decreased the AFS debt securities carrying value by $2.7 billion and $4.4 billion at December 31, 2025 and 2024. The fair value adjustments are being amortized or accreted into interest over the contractual lives of the assets or liabilities.

Cash Flow and Net Investment Hedges

The following table summarizes certain information related to cash flow hedges and net investment hedges for 2025, 2024 and 2023. Of the $2.0 billion after-tax net loss ($2.6 billion pretax) on derivatives in accumulated OCI at December 31, 2025, losses of $1.7 billion after-tax ($2.2 billion pretax) related to both open and closed cash flow hedges are expected to be reclassified into earnings in the next 12 months. These net losses reclassified into earnings are expected to primarily decrease net interest income related to the respective hedged items. For open cash flow hedges, the maximum length of time over which forecasted transactions are hedged is approximately three years. For terminated cash flow hedges, the time period over which the forecasted transactions will be recognized in interest income is approximately three years, with the aggregated amount beyond this time period being insignificant.

On November 15, 2023, Bloomberg Index Services Limited announced the permanent cessation of the Bloomberg Short-Term Bank Yield Index (BSBY) and all its tenors effective after final publication on November 15, 2024. The Corporation determined that certain forecasted BSBY-indexed interest payments, which had been designated in cash flow hedges, were no longer expected to occur beyond November 15, 2024 as they would transition to a new reference rate. Accordingly, during the fourth quarter of 2023, the Corporation reclassified $2.0 billion of pretax loss from accumulated OCI into market making and similar activities for the amount related to these forecasted transactions.

Gains and Losses on Derivatives Designated as Cash Flow and Net Investment Hedges

(Dollars in millions, amounts pretax)	Gains (Losses) Recognized in Accumulated OCI on Derivatives						Gains (Losses) in Income Reclassified from Accumulated OCI					
	2025		2024		2023		**2025**		2024		2023	
Cash flow hedges												
Interest rate risk on variable-rate portfolios [1]	$	**3,301**	$	389	$	1,995	$	**(1,538)**	$	(2,826)	$	(3,176)
Price risk on forecasted MBS purchases [1]		**—**		—		6		**(9)**		(9)		(2)
Price risk on certain compensation plans [2]		**1**		29		48		**21**		35		25
Total	$	**3,302**	$	418	$	2,049	$	**(1,526)**	$	(2,800)	$	(3,153)
Net investment hedges												
Foreign exchange risk [3]	$	**(2,749)**	$	2,624	$	(808)	$	**(1)**	$	(146)	$	143

[1] Amounts reclassified from accumulated OCI are recorded in interest income and market making and similar activities in the Consolidated Statement of Income.
[2] Amounts reclassified from accumulated OCI are recorded in compensation and benefits expense in the Consolidated Statement of Income.
[3] Amounts reclassified from accumulated OCI are recorded in other income in the Consolidated Statement of Income. Amounts excluded from effectiveness testing and recognized in market making and similar activities were gains of $184 million, $252 million and $195 million in 2025, 2024 and 2023, respectively.

Other Risk Management Derivatives

Other risk management derivatives are used by the Corporation to reduce certain risk exposures by economically hedging various assets and liabilities. The table below presents gains (losses) on these derivatives for 2025, 2024 and 2023. These gains (losses) are largely offset by the income or expense recorded on the hedged item.

Gains and Losses on Other Risk Management Derivatives

(Dollars in millions)	**2025**		2024		2023	
Interest rate risk on mortgage activities [1, 2]	$	**68**	$	(49)	$	16
Credit risk on loans [2]		**(40)**		(52)		(70)
Interest rate and foreign currency risk on asset and liability management activities [3]		**(2,370)**		952		777
Price risk on certain compensation plans [4]		**537**		427		584

[1] Includes hedges of interest rate risk on MSRs and IRLCs to originate mortgage loans that will be held for sale.
[2] Gains (losses) on these derivatives are recorded in other income.
[3] Gains (losses) on these derivatives are recorded in market making and similar activities. For 2023, includes $447 million of positive fair value adjustments related to the interest rate swaps that occurred after de-designation of BSBY hedges and prior to re-designation of the interest rate swaps into new hedges.
[4] Gains (losses) on these derivatives are recorded in compensation and benefits expense.

Transfers of Financial Assets with Risk Retained through Derivatives

The Corporation enters into certain transactions involving the transfer of financial assets that are accounted for as sales where substantially all of the economic exposure to the transferred financial assets is retained through derivatives (e.g., interest rate and/or credit), but the Corporation does not retain control over the assets transferred. At both December 31, 2025 and 2024, the Corporation had transferred $3.9 billion of non-U.S. government-guaranteed mortgage-backed securities to a third-party trust and retained economic exposure to the transferred assets through derivative contracts. In connection with these transfers, the Corporation received gross cash proceeds of $3.9 billion at both transfer dates. At December 31, 2025 and 2024, the fair value of the transferred securities was $3.8 billion and $3.6 billion.

Sales and Trading Revenue

The Corporation enters into trading derivatives to facilitate client transactions and to manage risk exposures arising from trading account assets and liabilities. It is the Corporation's policy to include these derivative instruments in its trading activities, which include derivatives and non-derivative cash instruments. The resulting risk from these derivatives is managed on a portfolio basis as part of the Corporation's *Global Markets* business segment. The related sales and trading revenue generated within *Global Markets* is recorded in various income statement line items, including market making and similar activities and net interest income as well as other revenue categories.

Sales and trading revenue includes changes in the fair value and realized gains and losses on the sales of trading and other assets, net interest income, and fees primarily from commissions on equity securities. Revenue is generated by the difference in the client price for an instrument and the price at which the trading desk can execute the trade in the dealer market. For equity securities, commissions related to purchases and sales are recorded in the "Other" column in the Sales and Trading Revenue table. Changes in the fair value of these securities are included in market making and similar activities. For debt securities, revenue, with the exception of interest associated with the debt securities, is typically included in market making and similar activities. Unlike commissions for equity securities, the initial revenue related to broker-dealer services for debt securities is typically included in the pricing of the instrument rather than being charged through separate fee arrangements. Therefore, this revenue is recorded in market making and similar activities as part of the initial mark to fair value. For derivatives, the majority of revenue is included in market making and similar activities. In transactions where the Corporation acts as agent, which include exchange-traded futures and options, fees are recorded in other income.

The following table, which includes both derivatives and non-derivative cash instruments, identifies the amounts in the respective income statement line items attributable to the Corporation's sales and trading revenue in *Global Markets*, categorized by primary risk, for 2025, 2024 and 2023. This table includes debit valuation adjustment (DVA) and funding valuation adjustment (FVA) gains (losses). *Global Markets* results in *Note 23 – Business Segment Information* are presented on a fully taxable-equivalent (FTE) basis. The following table is not presented on an FTE basis.

Sales and Trading Revenue

(Dollars in millions)	Market making and similar activities		Net Interest Income		Other [1]		Total	
			2025					
Interest rate risk	$	1,244	$	3,055	$	516	$	4,815
Foreign exchange risk		2,179		10		57		2,246
Equity risk		7,229		(816)		2,201		8,614
Credit risk		1,012		2,721		554		4,287
Other risk [2]		380		(40)		(139)		201
Total sales and trading revenue	$	12,044	$	4,930	$	3,189	$	20,163
			2024					
Interest rate risk	$	2,245	$	1,378	$	420	$	4,043
Foreign exchange risk		1,866		120		98		2,084
Equity risk		7,065		(1,485)		1,861		7,441
Credit risk		1,206		2,465		596		4,267
Other risk [2]		394		94		(406)		82
Total sales and trading revenue	$	12,776	$	2,572	$	2,569	$	17,917
			2023					
Interest rate risk	$	3,192	$	366	$	402	$	3,960
Foreign exchange risk		1,800		149		87		2,036
Equity risk		6,628		(1,955)		1,774		6,447
Credit risk		1,205		2,462		340		4,007
Other risk [2]		602		(155)		(67)		380
Total sales and trading revenue	$	13,427	$	867	$	2,536	$	16,830

[1] Represents amounts in investment and brokerage services and other income that are recorded in *Global Markets* and included in the definition of sales and trading revenue. Includes investment and brokerage services revenue of $2.5 billion, $2.1 billion and $2.0 billion in 2025, 2024 and 2023, respectively.

[2] Includes commodity risk.

Credit Derivatives

The Corporation enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third-party referenced obligation or a portfolio of referenced obligations and generally require the Corporation, as the seller of credit protection, to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Corporation may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives are classified as investment and non-investment grade based on the credit quality of the underlying referenced obligation. The Corporation considers ratings of BBB- or higher as investment grade. Non-investment grade includes non-rated credit derivative instruments. The Corporation discloses internal categorizations of investment grade and non-investment grade consistent with how risk is managed for these instruments.

Credit derivative instruments where the Corporation is the seller of credit protection and their expiration at December 31, 2025 and 2024 are summarized in the following table.

Credit Derivative Instruments

(Dollars in millions)	Less than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
			December 31, 2025		
			Carrying Value		
Credit default swaps:					
Investment grade	$ —	$ —	$ 7	$ 34	$ 41
Non-investment grade	60	532	418	403	1,413
Total	60	532	425	437	1,454
Total return swaps/options:					
Investment grade	88	2	—	—	90
Non-investment grade	1,258	89	74	1	1,422
Total	1,346	91	74	1	1,512
Total credit derivatives	$ 1,406	$ 623	$ 499	$ 438	$ 2,966
Credit-related notes:					
Investment grade	$ —	$ —	$ 3	$ 970	$ 973
Non-investment grade	—	4	26	1,136	1,166
Total credit-related notes	$ —	$ 4	$ 29	$ 2,106	$ 2,139
			Maximum Payout/Notional		
Credit default swaps:					
Investment grade	$ 48,636	$ 100,059	$ 168,131	$ 22,048	$ 338,874
Non-investment grade	15,434	35,286	49,913	3,372	104,005
Total	64,070	135,345	218,044	25,420	442,879
Total return swaps/options:					
Investment grade	61,269	1,507	1,419	352	64,547
Non-investment grade	35,318	2,877	516	520	39,231
Total	96,587	4,384	1,935	872	103,778
Total credit derivatives	$ 160,657	$ 139,729	$ 219,979	$ 26,292	$ 546,657
			December 31, 2024		
			Carrying Value		
Credit default swaps:					
Investment grade	$ —	$ 3	$ 24	$ 16	$ 43
Non-investment grade	33	304	752	441	1,530
Total	33	307	776	457	1,573
Total return swaps/options:					
Investment grade	93	—	—	—	93
Non-investment grade	145	—	—	—	145
Total	238	—	—	—	238
Total credit derivatives	$ 271	$ 307	$ 776	$ 457	$ 1,811
Credit-related notes:					
Investment grade	$ —	$ —	$ 9	$ 715	$ 724
Non-investment grade	5	5	37	1,119	1,166
Total credit-related notes	$ 5	$ 5	$ 46	$ 1,834	$ 1,890
			Maximum Payout/Notional		
Credit default swaps:					
Investment grade	$ 35,634	$ 87,302	$ 150,225	$ 21,482	$ 294,643
Non-investment grade	15,070	30,255	43,969	4,233	93,527
Total	50,704	117,557	194,194	25,715	388,170
Total return swaps/options:					
Investment grade	54,041	1,288	1,185	238	56,752
Non-investment grade	22,762	1,452	292	98	24,604
Total	76,803	2,740	1,477	336	81,356
Total credit derivatives	$ 127,507	$ 120,297	$ 195,671	$ 26,051	$ 469,526

The notional amount represents the maximum amount payable by the Corporation for most credit derivatives. However, the Corporation does not monitor its exposure to credit derivatives based solely on the notional amount because this measure does not take into consideration the probability of occurrence. As such, the notional amount is not a reliable indicator of the Corporation's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits so that certain credit risk-related losses occur within acceptable, predefined limits.

Credit-related notes in the table above include investments in securities issued by CDO, CLO and credit-linked note vehicles. These instruments are primarily classified as trading securities. The carrying value of these instruments equals the Corporation's maximum exposure to loss. The Corporation is not obligated to make any payments to the entities under the terms of the securities owned.

Credit-related Contingent Features and Collateral

The Corporation executes the majority of its derivative contracts in the OTC market with large, international financial institutions, including broker-dealers and, to a lesser degree, with a variety of nonfinancial companies. A significant majority of the derivative transactions are executed on a daily margin basis. Therefore, events such as a credit rating downgrade (depending on the ultimate rating level) or a breach of credit covenants would typically require an increase in the amount of collateral

required of the counterparty, where applicable, and/or allow the Corporation to take additional protective measures such as early termination of all trades. Further, as previously discussed on page 145, the Corporation enters into legally enforceable master netting agreements that reduce risk by permitting closeout and netting of transactions with the same counterparty upon the occurrence of certain events.

Certain of the Corporation's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master netting agreements and credit support documentation that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Corporation has transacted. These contingent features may be for the benefit of the Corporation as well as its counterparties with respect to changes in the Corporation's creditworthiness and the mark-to-market exposure under the derivative transactions. At December 31, 2025 and 2024, the Corporation held cash and securities collateral of $119.7 billion and $105.9 billion and posted cash and securities collateral of $97.8 billion and $83.1 billion in the normal course of business under derivative agreements, excluding cross-product margining agreements where clients are permitted to margin on a net basis for both derivative and secured financing arrangements.

In connection with certain OTC derivative contracts and other trading agreements, the Corporation can be required to provide additional collateral or to terminate transactions with certain counterparties in the event of a downgrade of the senior debt ratings of the Corporation or certain subsidiaries. The amount of additional collateral required depends on the contract and is usually a fixed incremental amount and/or the market value of the exposure.

At December 31, 2025, the amount of collateral, calculated based on the terms of the contracts, that the Corporation and certain subsidiaries could be required to post to counterparties but had not yet posted to counterparties was $2.8 billion, including $1.2 billion for Bank of America, National Association (BANA).

Some counterparties are currently able to unilaterally terminate certain contracts, or the Corporation or certain subsidiaries may be required to take other action such as find a suitable replacement or obtain a guarantee. At December 31, 2025 and 2024, the liability recorded for these derivative contracts was not significant.

The following table presents the amount of additional collateral that would have been contractually required by derivative contracts and other trading agreements at December 31, 2025 if the rating agencies had downgraded their long-term senior debt ratings for the Corporation or certain subsidiaries by one incremental notch and by an additional second incremental notch. The table also presents derivative liabilities that would be subject to unilateral termination by counterparties upon downgrade of the Corporation's or certain subsidiaries' long-term senior debt ratings.

Additional Collateral Required to be Posted and Derivative Liabilities Subject to Unilateral Termination Upon Downgrade at December 31, 2025

(Dollars in millions)	One Incremental Notch		Second Incremental Notch	
Additional collateral required to be posted upon downgrade				
Bank of America Corporation	$	146	$	1,057
Bank of America, N.A. and subsidiaries [1]		66		911
Derivative liabilities subject to unilateral termination upon downgrade				
Derivative liabilities	$	14	$	131
Collateral posted		3		104

[1] Included in Bank of America Corporation collateral requirements in this table.

Valuation Adjustments on Derivatives

The Corporation records credit risk valuation adjustments on derivatives in order to properly reflect the credit quality of the counterparties and its own credit quality. The Corporation calculates valuation adjustments on derivatives based on a modeled expected exposure that incorporates current market risk factors. The exposure also takes into consideration credit mitigants such as enforceable master netting agreements and collateral. CDS spread data is used to estimate the default probabilities and severities that are applied to the exposures. Where no observable credit default data is available for counterparties, the Corporation uses proxies and other market data to estimate default probabilities and severity.

The table below presents credit valuation adjustment (CVA), DVA and FVA gains (losses) on derivatives (excluding the effect of any related hedge activities), which are recorded in market making and similar activities, for 2025, 2024 and 2023. CVA gains reduce the cumulative CVA thereby increasing the derivative assets balance. DVA gains increase the cumulative DVA thereby decreasing the derivative liabilities balance. CVA and DVA losses have the opposite impact. FVA gains related to derivative assets reduce the cumulative FVA thereby increasing the derivative assets balance. FVA gains related to derivative liabilities increase the cumulative FVA thereby decreasing the derivative liabilities balance. FVA losses have the opposite impact.

Valuation Adjustments Gains (Losses) on Derivatives [1]

(Dollars in millions)	2025		2024		2023	
Derivative assets (CVA)	$	(8)	$	31	$	159
Derivative assets/liabilities (FVA)		(50)		21		(33)
Derivative liabilities (DVA)		(2)		(27)		(207)

[1] At December 31, 2025, 2024 and 2023, cumulative CVA reduced the derivative assets balance by $336 million, $328 million and $359 million, cumulative FVA reduced the net derivative balance by $116 million, $66 million and $87 million and cumulative DVA reduced the derivative liabilities balance by $270 million, $272 million and $299 million, respectively.

NOTE 4 Securities

The table below presents the amortized cost, gross unrealized gains and losses, and fair value of AFS debt securities, other debt securities carried at fair value and HTM debt securities at December 31, 2025 and 2024.

Debt Securities

(Dollars in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	December 31, 2025				December 31, 2024			
Available-for-sale debt securities								
Mortgage-backed securities:								
Agency	$ 34,240	$ 80	$ (1,179)	$ 33,141	$ 32,781	$ 35	$ (1,614)	$ 31,202
Agency-collateralized mortgage obligations	19,304	27	(132)	19,199	19,519	17	(218)	19,318
Commercial	38,688	191	(385)	38,494	26,032	73	(503)	25,602
Non-agency residential [1]	273	55	(56)	272	287	50	(52)	285
Total mortgage-backed securities	92,505	353	(1,752)	91,106	78,619	175	(2,387)	76,407
U.S. Treasury and government agencies	250,065	390	(621)	249,834	235,582	150	(1,153)	234,579
Non-U.S. securities	31,765	20	(18)	31,767	22,453	20	(42)	22,431
Other taxable securities	6,328	12	(36)	6,304	4,646	2	(45)	4,603
Tax-exempt securities	7,948	15	(176)	7,787	8,628	17	(233)	8,412
Total available-for-sale debt securities	388,611	790	(2,603)	386,798	349,928	364	(3,860)	346,432
Other debt securities carried at fair value [2]	16,066	200	(89)	16,177	12,352	59	(236)	12,175
Total debt securities carried at fair value	404,677	990	(2,692)	402,975	362,280	423	(4,096)	358,607
Held-to-maturity debt securities								
Agency mortgage-backed securities	395,415	—	(67,309)	328,106	430,135	—	(88,458)	341,677
U.S. Treasury and government agencies	121,242	—	(12,225)	109,017	121,696	—	(18,661)	103,035
Other taxable securities	6,028	2	(723)	5,307	6,882	1	(1,047)	5,836
Total held-to-maturity debt securities	522,685	2	(80,257)	442,430	558,713	1	(108,166)	450,548
Total debt securities [3,4]	$ 927,362	$ 992	$ (82,949)	$ 845,405	$ 920,993	$ 424	$(112,262)	$ 809,155

[1] At December 31, 2025 and 2024, the underlying collateral type included approximately 27 percent and 25 percent prime and 73 percent and 75 percent subprime.
[2] Primarily includes non-U.S. securities used to satisfy certain international regulatory requirements. Any changes in value are reported in market making and similar activities. For detail on the components, see *Note 20 – Fair Value Measurements*.
[3] Includes securities pledged as collateral of $153.8 billion and $184.6 billion at December 31, 2025 and 2024.
[4] The Corporation held debt securities from FNMA and FHLMC that each exceeded 10 percent of shareholders' equity, with an amortized cost of $246.9 billion and $158.5 billion, and a fair value of $208.0 billion and $133.6 billion at December 31, 2025, and an amortized cost of $260.9 billion and $169.0 billion, and a fair value of $209.6 billion and $136.5 billion at December 31, 2024.

At December 31, 2025, the accumulated net unrealized loss on AFS debt securities, excluding the amount related to debt securities previously transferred to held to maturity, included in accumulated OCI was $1.3 billion, net of the related income tax benefit of $437 million. At December 31, 2025 and 2024, nonperforming AFS debt securities held by the Corporation were not significant.

At December 31, 2025 and 2024, $863.7 billion and $871.1 billion of AFS and HTM debt securities, which were predominantly U.S. agency and U.S. Treasury securities, had a zero credit loss assumption. For the same periods, the CECL on the remaining $47.6 billion and $37.5 billion of AFS and HTM debt securities were insignificant. For more information on the zero credit loss assumption, see *Note 1 – Summary of Significant Accounting Principles*.

At December 31, 2025 and 2024, the Corporation held equity securities at an aggregate fair value of $253 million and $247 million and other equity securities, as valued under the measurement alternative, at a carrying value of $479 million

and $438 million, both of which are included in other assets. At December 31, 2025 and 2024, the Corporation also held money market investments at a fair value of $1.2 billion and $1.3 billion, which are included in time deposits placed and other short-term investments.

The gross realized gains and losses on sales of AFS debt securities for 2025, 2024 and 2023 are presented in the table below.

Gains and Losses on Sales of AFS Debt Securities

(Dollars in millions)	2025	2024	2023
Gross gains	$ 66	$ 20	$ 109
Gross losses	(86)	(49)	(514)
Net losses on sales of AFS debt securities	$ (20)	$ (29)	$ (405)
Income tax expense (benefit) attributable to realized net gains (losses) on sales of AFS debt securities	$ (5)	$ (7)	$ (101)

The table below presents the fair value and the associated gross unrealized losses on AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or for 12 months or longer at December 31, 2025 and 2024. Substantially all of the unrealized losses relate to debt securities that have a zero credit loss assumption.

Total AFS Debt Securities in a Continuous Unrealized Loss Position

(Dollars in millions)	Less than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	December 31, 2025					
Continuously unrealized loss-positioned AFS debt securities						
Mortgage-backed securities:						
Agency	$ 1,645	$ —	$ 18,512	$ (1,179)	$ 20,157	$ (1,179)
Agency-collateralized mortgage obligations	2,503	(5)	2,351	(127)	4,854	(132)
Commercial	8,795	(27)	5,527	(358)	14,322	(385)
Non-agency residential	—	—	154	(56)	154	(56)
Total mortgage-backed securities	12,943	(32)	26,544	(1,720)	39,487	(1,752)
U.S. Treasury and government agencies	5,398	(7)	68,763	(614)	74,161	(621)
Non-U.S. securities	10,891	(10)	2,808	(8)	13,699	(18)
Other taxable securities	979	(5)	1,356	(31)	2,335	(36)
Tax-exempt securities	415	(1)	1,730	(175)	2,145	(176)
Total AFS debt securities in a continuous unrealized loss position	$ 30,626	$ (55)	$ 101,201	$ (2,548)	$ 131,827	$ (2,603)
	December 31, 2024					
Continuously unrealized loss-positioned AFS debt securities						
Mortgage-backed securities:						
Agency	$ 2,908	$ (22)	$ 20,085	$ (1,592)	$ 22,993	$ (1,614)
Agency-collateralized mortgage obligations	9,597	(21)	1,493	(197)	11,090	(218)
Commercial	11,486	(57)	4,667	(446)	16,153	(503)
Non-agency residential	—	—	160	(52)	160	(52)
Total mortgage-backed securities	23,991	(100)	26,405	(2,287)	50,396	(2,387)
U.S. Treasury and government agencies	75,753	(135)	69,027	(1,018)	144,780	(1,153)
Non-U.S. securities	3,367	(26)	4,906	(16)	8,273	(42)
Other taxable securities	3,192	(5)	814	(40)	4,006	(45)
Tax-exempt securities	1,025	(20)	2,194	(213)	3,219	(233)
Total AFS debt securities in a continuous unrealized loss position	$ 107,328	$ (286)	$ 103,346	$ (3,574)	$ 210,674	$ (3,860)

The remaining contractual maturity distribution and yields of the Corporation's debt securities carried at fair value and HTM debt securities at December 31, 2025 are summarized in the table below. Actual duration and yields may differ as prepayments on the loans underlying the MBS or other ABS are passed through to the Corporation.

Maturities of Debt Securities Carried at Fair Value and Held-to-maturity Debt Securities

(Dollars in millions)	Due in One Year or Less Amount	Yield [1]	Due after One Year through Five Years Amount	Yield [1]	Due after Five Years through Ten Years Amount	Yield [1]	Due after Ten Years Amount	Yield [1]	Total Amount	Yield [1]
Amortized cost of debt securities carried at fair value										
Mortgage-backed securities:										
Agency	$ —	— %	$ 3	3.19 %	$ 4	4.93 %	$ 34,233	4.60 %	$ 34,240	4.60 %
Agency-collateralized mortgage obligations	—	—	—	—	1	1.00	19,303	5.59	19,304	5.59
Commercial	187	3.03	19,413	4.14	16,980	4.38	2,121	3.81	38,701	4.22
Non-agency residential	—	—	—	—	11	22.48	537	11.67	548	11.89
Total mortgage-backed securities	187	3.03	19,416	4.14	16,996	4.39	56,194	4.98	92,793	4.69
U.S. Treasury and government agencies	38,523	4.23	201,904	3.65	12,891	3.34	32	3.97	253,350	3.72
Non-U.S. securities	25,463	2.78	4,477	2.44	6,620	4.36	7,698	3.95	44,258	3.19
Other taxable securities	850	4.56	4,655	4.54	421	3.79	402	4.42	6,328	4.48
Tax-exempt securities	604	3.03	2,875	3.21	858	2.98	3,611	3.46	7,948	3.29
Total amortized cost of debt securities carried at fair value	$ 65,627	3.66	$233,327	3.68	$ 37,786	3.99	$ 67,937	4.78	$404,677	3.89
Amortized cost of HTM debt securities										
Agency mortgage-backed securities	$ —	— %	$ —	— %	$ 50	2.91 %	$395,365	2.11 %	$395,415	2.11 %
U.S. Treasury and government agencies	—	—	76,753	1.36	44,489	1.44	—	—	121,242	1.39
Other taxable securities	504	1.73	346	3.14	241	2.57	4,937	2.53	6,028	2.50
Total amortized cost of HTM debt securities	$ 504	1.73	$ 77,099	1.37	$ 44,780	1.45	$400,302	2.12	$522,685	1.95
Debt securities carried at fair value										
Mortgage-backed securities:										
Agency	$ —		$ 3		$ 4		$ 33,134		$ 33,141	
Agency-collateralized mortgage obligations	—		—		1		19,198		19,199	
Commercial	185		19,411		16,951		1,955		38,502	
Non-agency residential	—		—		29		491		520	
Total mortgage-backed securities	185		19,414		16,985		54,778		91,362	
U.S. Treasury and government agencies	38,638		201,692		12,759		30		253,119	
Non-U.S. securities	25,606		4,481		6,616		7,694		44,397	
Other taxable securities	847		4,652		413		395		6,307	
Tax-exempt securities	603		2,862		858		3,467		7,790	
Total debt securities carried at fair value	$ 65,879		$233,101		$ 37,631		$ 66,364		$402,975	
Fair value of HTM debt securities										
Agency mortgage-backed securities	$ —		$ —		$ 48		$328,058		$328,106	
U.S. Treasury and government agencies	—		69,430		39,587		—		109,017	
Other taxable securities	502		338		199		4,268		5,307	
Total fair value of HTM debt securities	$ 502		$ 69,768		$ 39,834		$332,326		$442,430	

[1] The weighted-average yield is computed based on a constant effective yield over the contractual life of each security. The yield considers the contractual coupon and the amortization of premiums and accretion of discounts, excluding the effect of related open hedging derivatives.

NOTE 5 Outstanding Loans and Leases and Allowance for Credit Losses

The following tables present total outstanding loans and leases and an aging analysis for the Consumer Real Estate, Credit Card and Other Consumer, and Commercial portfolio segments, by class of financing receivables, at December 31, 2025 and 2024.

(Dollars in millions)	30-59 Days Past Due [1]	60-89 Days Past Due [1]	90 Days or More Past Due [1]	Total Past Due 30 Days or More	Total Current or Less Than 30 Days Past Due [1]	Loans Accounted for Under the Fair Value Option	Total Outstandings
				December 31, 2025			
Consumer real estate							
Residential mortgage	$ 1,335	$ 304	$ 774	$ 2,413	$ 233,889		$ 236,302
Home equity	87	33	120	240	26,583		26,823
Credit card and other consumer							
Credit card	711	542	1,351	2,604	103,423		106,027
Direct/Indirect consumer [2]	324	114	109	547	113,583		114,130
Other consumer	—	—	—	—	144		144
Total consumer	2,457	993	2,354	5,804	477,622		483,426
Consumer loans accounted for under the fair value option [3]						$ 165	165
Total consumer loans and leases	2,457	993	2,354	5,804	477,622	165	483,591
Commercial							
U.S. commercial	743	228	702	1,673	434,569		436,242
Non-U.S. commercial	78	10	59	147	154,898		155,045
Commercial real estate [4]	190	41	909	1,140	67,608		68,748
Commercial lease financing	67	17	75	159	16,082		16,241
U.S. small business commercial	228	96	211	535	21,965		22,500
Total commercial	1,306	392	1,956	3,654	695,122		698,776
Commercial loans accounted for under the fair value option [3]						3,333	3,333
Total commercial loans and leases	1,306	392	1,956	3,654	695,122	3,333	702,109
Total loans and leases [5]	$ 3,763	$ 1,385	$ 4,310	$ 9,458	$1,172,744	$ 3,498	$1,185,700
Percentage of outstandings	0.32 %	0.12 %	0.36 %	0.80 %	98.91 %	0.29 %	100.00 %

[1] Consumer real estate loans 30-59 days past due includes fully-insured loans of $179 million and nonperforming loans of $164 million. Consumer real estate loans 60-89 days past due includes fully-insured loans of $63 million and nonperforming loans of $105 million. Consumer real estate loans 90 days or more past due includes fully-insured loans of $207 million and nonperforming loans of $687 million. Consumer real estate loans current or less than 30 days past due includes $1.4 billion, and direct/indirect consumer includes $45 million of nonperforming loans.
[2] Total outstandings primarily includes auto and specialty lending loans and leases of $55.3 billion, U.S. securities-based lending loans of $55.0 billion and non-U.S. consumer loans of $3.0 billion.
[3] Consumer loans accounted for under the fair value option includes residential mortgage loans of $58 million and home equity loans of $107 million. Commercial loans accounted for under the fair value option includes U.S. commercial loans of $2.1 billion and non-U.S. commercial loans of $1.2 billion. For more information, see *Note 20 – Fair Value Measurements and Note 21 – Fair Value Option*.
[4] Total outstandings includes U.S. commercial real estate loans of $62.7 billion and non-U.S. commercial real estate loans of $6.0 billion.
[5] Total outstandings includes loans and leases pledged as collateral of $39.5 billion. The Corporation also pledged $313.7 billion of loans with no related outstanding borrowings to secure potential borrowing capacity with the Federal Reserve Bank and Federal Home Loan Bank.

(Dollars in millions)	30-59 Days Past Due [1]	60-89 Days Past Due [1]	90 Days or More Past Due [1]	Total Past Due 30 Days or More	Total Current or Less Than 30 Days Past Due [1]	Loans Accounted for Under the Fair Value Option	Total Outstandings
	December 31, 2024						
Consumer real estate							
Residential mortgage	$ 1,222	$ 288	$ 788	$ 2,298	$ 225,901		$ 228,199
Home equity	80	40	127	247	25,490		25,737
Credit card and other consumer							
Credit card	685	552	1,401	2,638	100,928		103,566
Direct/Indirect consumer [2]	290	113	106	509	106,613		107,122
Other consumer	—	—	—	—	151		151
Total consumer	2,277	993	2,422	5,692	459,083		464,775
Consumer loans accounted for under the fair value option [3]						$ 221	221
Total consumer loans and leases	2,277	993	2,422	5,692	459,083	221	464,996
Commercial							
U.S. commercial	910	228	345	1,483	385,507		386,990
Non-U.S. commercial	65	17	4	86	137,432		137,518
Commercial real estate [4]	640	121	990	1,751	63,979		65,730
Commercial lease financing	32	9	19	60	15,648		15,708
U.S. small business commercial	190	94	199	483	20,382		20,865
Total commercial	1,837	469	1,557	3,863	622,948		626,811
Commercial loans accounted for under the fair value option [3]						4,028	4,028
Total commercial loans and leases	1,837	469	1,557	3,863	622,948	4,028	630,839
Total loans and leases [5]	$ 4,114	$ 1,462	$ 3,979	$ 9,555	$1,082,031	$ 4,249	$1,095,835
Percentage of outstandings	0.38 %	0.13 %	0.36 %	0.87 %	98.74 %	0.39 %	100.00 %

(1) Consumer real estate loans 30-59 days past due includes fully-insured loans of $188 million and nonperforming loans of $174 million. Consumer real estate loans 60-89 days past due includes fully-insured loans of $71 million and nonperforming loans of $107 million. Consumer real estate loans 90 days or more past due includes fully-insured loans of $229 million and nonperforming loans of $686 million. Consumer real estate loans current or less than 30 days past due includes $1.5 billion, and direct/indirect consumer includes $54 million of nonperforming loans.

(2) Total outstandings primarily includes auto and specialty lending loans and leases of $54.9 billion, U.S. securities-based lending loans of $48.7 billion and non-U.S. consumer loans of $2.8 billion.

(3) Consumer loans accounted for under the fair value option includes residential mortgage loans of $59 million and home equity loans of $162 million. Commercial loans accounted for under the fair value option includes U.S. commercial loans of $2.8 billion and non-U.S. commercial loans of $1.3 billion. For more information, see *Note 20 – Fair Value Measurements* and *Note 21 – Fair Value Option*.

(4) Total outstandings includes U.S. commercial real estate loans of $59.6 billion and non-U.S. commercial real estate loans of $6.1 billion.

(5) Total outstandings includes loans and leases pledged as collateral of $26.8 billion. The Corporation also pledged $305.2 billion of loans with no related outstanding borrowings to secure potential borrowing capacity with the Federal Reserve Bank and Federal Home Loan Bank.

The Corporation has entered into long-term credit protection agreements with FNMA and FHLMC on loans totaling $7.2 billion and $8.0 billion at December 31, 2025 and 2024, providing full credit protection on residential mortgage loans that become severely delinquent. All of these loans are individually insured, and therefore the Corporation does not record an allowance for credit losses related to these loans.

Nonperforming Loans and Leases

Nonperforming loans were $5.8 billion and $6.0 billion at December 31, 2025 and 2024. Commercial nonperforming loans were $3.2 billion and $3.3 billion at December 31, 2025 and 2024, primarily comprised of commercial real estate and U.S. commercial. Consumer nonperforming loans were $2.6 billion at both December 31, 2025 and 2024, primarily comprised of residential mortgage.

The following table presents the Corporation's nonperforming loans and leases and loans accruing past due 90 days or more at December 31, 2025 and 2024. Nonperforming LHFS are excluded from nonperforming loans and leases, as they are recorded at either fair value or the lower of cost or fair value. For more information on the criteria for classification as nonperforming, see *Note 1 – Summary of Significant Accounting Principles.*

Credit Quality

(Dollars in millions)	Nonperforming Loans and Leases		Accruing Past Due 90 Days or More	
	December 31			
	2025	2024	**2025**	2024
Residential mortgage [1]	$ **2,008**	$ 2,052	$ **207**	$ 229
With no related allowance [2]	**1,774**	1,883	**—**	—
Home equity [1]	**392**	409	**—**	—
With no related allowance [2]	**310**	334	**—**	—
Credit Card	**n/a**	n/a	**1,351**	1,401
Direct/indirect consumer	**176**	186	**5**	1
Total consumer	**2,576**	2,647	**1,563**	1,631
U.S. commercial	**1,404**	1,204	**302**	90
Non-U.S. commercial	**80**	8	**9**	4
Commercial real estate	**1,596**	2,068	**10**	6
Commercial lease financing	**97**	20	**33**	3
U.S. small business commercial	**51**	28	**204**	197
Total commercial	**3,228**	3,328	**558**	300
Total nonperforming loans	$ **5,804**	$ 5,975	$ **2,121**	$ 1,931
Percentage of outstanding loans and leases	**0.49 %**	0.55 %	**0.18 %**	0.18 %

[1] Residential mortgage loans accruing past due 90 days or more are fully-insured loans. At December 31, 2025 and 2024 residential mortgage included $104 million and $119 million of loans on which interest had been curtailed by the FHA, and therefore were no longer accruing interest, although principal was still insured, and $103 million and $110 million of loans on which interest was still accruing.

[2] Primarily relates to loans for which the estimated fair value of the underlying collateral less any costs to sell is greater than the amortized cost of the loans as of the reporting date.

n/a = not applicable

Credit Quality Indicators

The Corporation monitors credit quality within its Consumer Real Estate, Credit Card and Other Consumer, and Commercial portfolio segments based on primary credit quality indicators. For more information on the portfolio segments, see *Note 1 – Summary of Significant Accounting Principles.* Within the Consumer Real Estate portfolio segment, the primary credit quality indicators are refreshed LTV and refreshed Fair Isaac Corporation (FICO) score. Refreshed LTV measures the carrying value of the loan as a percentage of the value of the property securing the loan, refreshed quarterly. Home equity loans are evaluated using CLTV, which measures the carrying value of the Corporation's loan and available line of credit combined with any outstanding senior liens against the property as a percentage of the value of the property securing the loan, refreshed quarterly. FICO score measures the creditworthiness of the borrower based on the financial obligations of the borrower and the borrower's credit history. FICO scores are typically refreshed quarterly or more frequently. Certain borrowers (e.g., borrowers that have had debts discharged in a bankruptcy proceeding) may not have their FICO scores updated. FICO scores are also a primary credit quality indicator for the Credit Card and Other Consumer portfolio segment and the business card portfolio within U.S. small business commercial. Within the Commercial portfolio segment, loans are evaluated using the internal classifications of pass rated or reservable criticized as the primary credit quality indicators. The term reservable criticized refers to those commercial loans that are internally classified or listed by the Corporation as Special Mention, Substandard or Doubtful, which are asset quality categories defined by regulatory authorities. These assets have an elevated level of risk and may have a high probability of default or total loss. Pass rated refers to all loans not considered reservable criticized. In addition to these primary credit quality indicators, the Corporation uses other credit quality indicators for certain types of loans.

The following tables present certain credit quality indicators and gross charge-offs for the Corporation's Consumer Real Estate, Credit Card and Other Consumer, and Commercial portfolio segments by year of origination, except for revolving loans and revolving loans that were modified into term loans, which are shown on an aggregate basis at December 31, 2025.

Residential Mortgage – Credit Quality Indicators By Vintage

(Dollars in millions)	Total as of December 31, 2025	Term Loans by Origination Year 2025	2024	2023	2022	2021	Prior
Residential Mortgage							
Refreshed LTV							
Less than or equal to 90 percent	$ 223,761	$ 22,998	$ 14,267	$ 12,431	$ 37,042	$ 69,829	$ 67,194
Greater than 90 percent but less than or equal to 100 percent	2,318	737	644	375	405	94	63
Greater than 100 percent	1,147	453	341	126	137	50	40
Fully-insured loans	9,076	157	198	167	277	2,890	5,387
Total Residential Mortgage	$ 236,302	$ 24,345	$ 15,450	$ 13,099	$ 37,861	$ 72,863	$ 72,684
Residential Mortgage							
Refreshed FICO score							
Less than 620	$ 3,076	$ 197	$ 242	$ 193	$ 533	$ 724	$ 1,187
Greater than or equal to 620 and less than 660	2,277	192	150	143	408	540	844
Greater than or equal to 660 and less than 740	25,065	2,488	1,854	1,507	4,253	6,668	8,295
Greater than or equal to 740	196,808	21,311	13,006	11,089	32,390	62,041	56,971
Fully-insured loans	9,076	157	198	167	277	2,890	5,387
Total Residential Mortgage	$ 236,302	$ 24,345	$ 15,450	$ 13,099	$ 37,861	$ 72,863	$ 72,684
Gross charge-offs for the year ended December 31, 2025	$ 24	$ —	$ 4	$ 6	$ 6	$ 2	$ 6

Home Equity - Credit Quality Indicators

(Dollars in millions)	Total	Home Equity Loans and Reverse Mortgages [1]	Revolving Loans	Revolving Loans Converted to Term Loans
		December 31, 2025		
Home Equity				
Refreshed LTV				
Less than or equal to 90 percent	$ 26,686	$ 687	$ 22,909	$ 3,090
Greater than 90 percent but less than or equal to 100 percent	70	3	63	4
Greater than 100 percent	67	7	51	9
Total Home Equity	$ 26,823	$ 697	$ 23,023	$ 3,103
Home Equity				
Refreshed FICO score				
Less than 620	$ 701	$ 67	$ 399	$ 235
Greater than or equal to 620 and less than 660	595	44	375	176
Greater than or equal to 660 and less than 740	5,036	173	4,057	806
Greater than or equal to 740	20,491	413	18,192	1,886
Total Home Equity	$ 26,823	$ 697	$ 23,023	$ 3,103
Gross charge-offs for the year ended December 31, 2025	$ 16	$ —	$ 10	$ 6

[1] Includes reverse mortgages of $457 million and home equity loans of $240 million, which are no longer originated.

Credit Card and Direct/Indirect Consumer – Credit Quality Indicators By Vintage

(Dollars in millions)	Total Direct/Indirect as of December 31, 2025	Revolving Loans	Term Loans by Origination Year 2025	2024	2023	2022	2021	Prior	Total Credit Card as of December 31, 2025	Revolving Loans	Revolving Loans Converted to Term Loans [1]
Refreshed FICO score											
Less than 620	$ 1,560	$ 8	$ 274	$ 386	$ 404	$ 306	$ 141	$ 41	$ 6,255	$ 5,872	$ 383
Greater than or equal to 620 and less than 660	1,251	4	352	327	266	186	85	31	5,883	5,640	243
Greater than or equal to 660 and less than 740	9,117	37	3,739	2,236	1,491	986	439	189	41,176	40,679	497
Greater than or equal to 740	43,475	49	18,136	11,534	6,744	4,107	1,865	1,040	52,713	52,632	81
Other internal credit metrics [2,3]	58,727	57,999	222	66	31	174	39	196	—	—	—
Total credit card and other consumer	$ 114,130	$ 58,097	$ 22,723	$ 14,549	$ 8,936	$ 5,759	$ 2,569	$ 1,497	$ 106,027	$104,823	$ 1,204
Gross charge-offs for the year ended December 31, 2025	$ 373	$ 6	$ 44	$ 110	$ 92	$ 64	$ 26	$ 31	$ 4,498	$ 4,338	$ 160

[1] Represents loans that were modified into term loans.
[2] Other internal credit metrics may include delinquency status, geography or other factors.
[3] Direct/indirect consumer includes $58.0 billion of securities-based lending, which is typically supported by highly liquid collateral with market value greater than or equal to the outstanding loan balance and therefore has minimal credit risk at December 31, 2025.

Commercial – Credit Quality Indicators By Vintage [1]

		Term Loans						
		Amortized Cost Basis by Origination Year						
(Dollars in millions)	Total as of December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans
U.S. Commercial								
Risk ratings								
Pass rated	$ 424,708	$ 61,845	$ 39,127	$ 23,611	$ 26,931	$ 16,001	$ 36,627	$ 220,566
Reservable criticized	11,534	164	772	965	946	611	2,091	5,985
Total U.S. Commercial	$ 436,242	$ 62,009	$ 39,899	$ 24,576	$ 27,877	$ 16,612	$ 38,718	$ 226,551
Gross charge-offs for the year ended December 31, 2025	$ 536	$ 3	$ 13	$ 35	$ 101	$ 12	$ 34	$ 338
Non-U.S. Commercial								
Risk ratings								
Pass rated	$ 152,364	$ 25,753	$ 21,446	$ 9,613	$ 8,612	$ 9,223	$ 6,066	$ 71,651
Reservable criticized	2,681	120	117	478	311	63	114	1,478
Total Non-U.S. Commercial	$ 155,045	$ 25,873	$ 21,563	$ 10,091	$ 8,923	$ 9,286	$ 6,180	$ 73,129
Gross charge-offs for the year ended December 31, 2025	$ 33	$ —	$ —	$ 7	$ —	$ 8	$ —	$ 18
Commercial Real Estate								
Risk ratings								
Pass rated	$ 60,435	$ 11,693	$ 5,607	$ 4,418	$ 8,136	$ 6,175	$ 13,796	$ 10,610
Reservable criticized	8,313	5	249	366	2,294	1,986	2,874	539
Total Commercial Real Estate	$ 68,748	$ 11,698	$ 5,856	$ 4,784	$ 10,430	$ 8,161	$ 16,670	$ 11,149
Gross charge-offs for the year ended December 31, 2025	$ 520	$ —	$ —	$ —	$ 56	$ 102	$ 360	$ 2
Commercial Lease Financing								
Risk ratings								
Pass rated	$ 15,770	$ 3,916	$ 3,142	$ 2,763	$ 1,847	$ 1,625	$ 2,477	$ —
Reservable criticized	471	13	91	131	119	36	81	—
Total Commercial Lease Financing	$ 16,241	$ 3,929	$ 3,233	$ 2,894	$ 1,966	$ 1,661	$ 2,558	$ —
Gross charge-offs for the year ended December 31, 2025	$ 8	$ —	$ 2	$ 3	$ 2	$ 1	$ —	$ —
U.S. Small Business Commercial [2]								
Risk ratings								
Pass rated	$ 11,001	$ 2,368	$ 1,908	$ 1,657	$ 1,471	$ 1,131	$ 1,670	$ 796
Reservable criticized	559	14	100	174	95	76	92	8
Total U.S. Small Business Commercial	$ 11,560	$ 2,382	$ 2,008	$ 1,831	$ 1,566	$ 1,207	$ 1,762	$ 804
Gross charge-offs for the year ended December 31, 2025	$ 32	$ —	$ 1	$ 2	$ 3	$ 2	$ 6	$ 18
Total	$ 687,836	$ 105,891	$ 72,559	$ 44,176	$ 50,762	$ 36,927	$ 65,888	$ 311,633
Gross charge-offs for the year ended December 31, 2025	$ 1,129	$ 3	$ 16	$ 47	$ 162	$ 125	$ 400	$ 376

[1] Excludes $3.3 billion of loans accounted for under the fair value option at December 31, 2025.

[2] Excludes U.S. Small Business Card loans of $10.9 billion. Refreshed FICO scores for this portfolio are $785 million for less than 620; $651 million for greater than or equal to 620 and less than 660; $3.6 billion for greater than or equal to 660 and less than 740; and $5.9 billion greater than or equal to 740. Excludes U.S. Small Business Card loans gross charge-offs of $555 million.

The following tables present certain credit quality indicators for the Corporation's Consumer Real Estate, Credit Card and Other Consumer, and Commercial portfolio segments by year of origination, except for revolving loans and revolving loans that were modified into term loans, which are shown on an aggregate basis at December 31, 2024.

Residential Mortgage – Credit Quality Indicators By Vintage

(Dollars in millions)	Total as of December 31, 2024	Term Loans by Origination Year					
		2024	2023	2022	2021	2020	Prior
Residential Mortgage							
Refreshed LTV							
Less than or equal to 90 percent	$ 215,575	$ 18,115	$ 12,910	$ 36,748	$ 71,912	$ 32,504	$ 43,386
Greater than 90 percent but less than or equal to 100 percent	1,848	724	463	471	122	31	37
Greater than 100 percent	863	428	195	144	56	15	25
Fully-insured loans	9,913	288	190	302	3,153	2,568	3,412
Total Residential Mortgage	$ 228,199	$ 19,555	$ 13,758	$ 37,665	$ 75,243	$ 35,118	$ 46,860
Residential Mortgage							
Refreshed FICO score							
Less than 620	$ 2,619	$ 172	$ 171	$ 484	$ 649	$ 427	$ 716
Greater than or equal to 620 and less than 660	2,187	170	145	396	515	366	595
Greater than or equal to 660 and less than 740	25,166	2,167	1,745	4,542	7,008	3,801	5,903
Greater than or equal to 740	188,314	16,758	11,507	31,941	63,918	27,956	36,234
Fully-insured loans	9,913	288	190	302	3,153	2,568	3,412
Total Residential Mortgage	$ 228,199	$ 19,555	$ 13,758	$ 37,665	$ 75,243	$ 35,118	$ 46,860
Gross charge-offs for the year ended December 31, 2024	$ 21	$ 2	$ 3	$ 6	$ 2	$ 1	$ 7

Home Equity - Credit Quality Indicators

(Dollars in millions)	Total	Home Equity Loans and Reverse Mortgages [1]	Revolving Loans	Revolving Loans Converted to Term Loans
		December 31, 2024		
Home Equity				
Refreshed LTV				
Less than or equal to 90 percent	$ 25,638	$ 780	$ 21,450	$ 3,408
Greater than 90 percent but less than or equal to 100 percent	51	4	42	5
Greater than 100 percent	48	3	34	11
Total Home Equity	$ 25,737	$ 787	$ 21,526	$ 3,424
Home Equity				
Refreshed FICO score				
Less than 620	$ 645	$ 72	$ 320	$ 253
Greater than or equal to 620 and less than 660	577	46	339	192
Greater than or equal to 660 and less than 740	4,911	198	3,779	934
Greater than or equal to 740	19,604	471	17,088	2,045
Total Home Equity	$ 25,737	$ 787	$ 21,526	$ 3,424
Gross charge-offs for the year ended December 31, 2024	$ 21	$ 6	$ 9	$ 6

[1] Includes reverse mortgages of $500 million and home equity loans of $287 million, which are no longer originated.

Credit Card and Direct/Indirect Consumer – Credit Quality Indicators By Vintage

| | | | Direct/Indirect | | | | | | | Credit Card | | |
| | | | Term Loans by Origination Year | | | | | | | | | |
(Dollars in millions)	Total Direct/Indirect as of December 31, 2024	Revolving Loans	2024	2023	2022	2021	2020	Prior	Total Credit Card as of December 31, 2024	Revolving Loans	Loans Converted to Term Loans [1]
Refreshed FICO score											
Less than 620	$ 1,483	$ 10	$ 249	$ 452	$ 433	$ 243	$ 53	$ 43	$ 5,866	$ 5,511	$ 355
Greater than or equal to 620 and less than 660	1,219	4	352	363	282	150	38	30	5,746	5,537	209
Greater than or equal to 660 and less than 740	9,212	47	3,421	2,515	1,828	947	255	199	40,871	40,456	415
Greater than or equal to 740	43,141	67	17,889	11,240	7,635	3,908	1,319	1,083	51,083	51,019	64
Other internal credit metrics [2,3]	52,067	51,433	165	51	127	95	36	160	—	—	—
Total credit card and other consumer	$ 107,122	$ 51,561	$ 22,076	$ 14,621	$ 10,305	$ 5,343	$ 1,701	$ 1,515	$ 103,566	$102,523	$ 1,043
Gross charge-offs for the year ended December 31, 2024	$ 399	$ 5	$ 46	$ 144	$ 109	$ 51	$ 12	$ 32	$ 4,365	$ 4,188	$ 177

[1] Represents loans that were modified into term loans.
[2] Other internal credit metrics may include delinquency status, geography or other factors.
[3] Direct/indirect consumer includes $51.4 billion of securities-based lending, which is typically supported by highly liquid collateral with market value greater than or equal to the outstanding loan balance and therefore has minimal credit risk at December 31, 2024.

Commercial – Credit Quality Indicators By Vintage [1]

| | | Term Loans | | | | | | Revolving Loans |
| | | Amortized Cost Basis by Origination Year | | | | | | |
(Dollars in millions)	Total as of December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans
U.S. Commercial								
Risk ratings								
Pass rated	$ 374,380	$ 49,587	$ 33,352	$ 34,015	$ 20,801	$ 10,172	$ 34,176	$ 192,277
Reservable criticized	12,610	157	901	1,035	799	340	1,996	7,382
Total U.S. Commercial	$ 386,990	$ 49,744	$ 34,253	$ 35,050	$ 21,600	$ 10,512	$ 36,172	$ 199,659
Gross charge-offs for the year ended December 31, 2024	$ 439	$ 3	$ 122	$ 80	$ 19	$ 4	$ 63	$ 148
Non-U.S. Commercial								
Risk ratings								
Pass rated	$ 135,720	$ 27,119	$ 14,268	$ 12,220	$ 11,750	$ 1,328	$ 6,777	$ 62,258
Reservable criticized	1,798	22	180	145	310	8	106	1,027
Total Non-U.S. Commercial	$ 137,518	$ 27,141	$ 14,448	$ 12,365	$ 12,060	$ 1,336	$ 6,883	$ 63,285
Gross charge-offs for the year ended December 31, 2024	$ 81	$ —	$ 41	$ 22	$ 16	$ —	$ —	$ 2
Commercial Real Estate								
Risk ratings								
Pass rated	$ 55,607	$ 5,422	$ 4,935	$ 10,755	$ 8,990	$ 2,911	$ 13,310	$ 9,284
Reservable criticized	10,123	41	211	3,252	2,100	588	3,372	559
Total Commercial Real Estate	$ 65,730	$ 5,463	$ 5,146	$ 14,007	$ 11,090	$ 3,499	$ 16,682	$ 9,843
Gross charge-offs for the year ended December 31, 2024	$ 894	$ —	$ —	$ 57	$ 83	$ 62	$ 663	$ 29
Commercial Lease Financing								
Risk ratings								
Pass rated	$ 15,417	$ 3,902	$ 3,675	$ 2,465	$ 1,921	$ 1,033	$ 2,421	$ —
Reservable criticized	291	9	96	67	52	23	44	—
Total Commercial Lease Financing	$ 15,708	$ 3,911	$ 3,771	$ 2,532	$ 1,973	$ 1,056	$ 2,465	$ —
Gross charge-offs for the year ended December 31, 2024	$ 2	$ —	$ —	$ —	$ 2	$ —	$ —	$ —
U.S. Small Business Commercial [2]								
Risk ratings								
Pass rated	$ 9,806	$ 1,926	$ 1,887	$ 1,650	$ 1,302	$ 604	$ 1,992	$ 445
Reservable criticized	443	8	83	104	115	25	105	3
Total U.S. Small Business Commercial	$ 10,249	$ 1,934	$ 1,970	$ 1,754	$ 1,417	$ 629	$ 2,097	$ 448
Gross charge-offs for the year ended December 31, 2024	$ 30	$ —	$ 1	$ 2	$ 1	$ 6	$ 7	$ 13
Total	$ 616,195	$ 88,193	$ 59,588	$ 65,708	$ 48,140	$ 17,032	$ 64,299	$ 273,235
Gross charge-offs for the year ended December 31, 2024	$ 1,446	$ 3	$ 164	$ 161	$ 121	$ 72	$ 733	$ 192

[1] Excludes $4.0 billion of loans accounted for under the fair value option at December 31, 2024.
[2] Excludes U.S. Small Business Card loans of $10.6 billion. Refreshed FICO scores for this portfolio are $699 million for less than 620; $600 million for greater than or equal to 620 and less than 660; $3.6 billion for greater than or equal to 660 and less than 740; and $5.8 billion greater than or equal to 740. Excludes U.S. Small Business Card loans gross charge-offs of $489 million.

During 2025, commercial reservable criticized utilized exposure decreased to $24.7 billion at December 31, 2025 from $26.5 billion (to 3.37 percent from 4.01 percent of total commercial reservable utilized exposure) at December 31, 2024, primarily driven by commercial real estate.

Loan Modifications to Borrowers in Financial Difficulty

As part of its credit risk management, the Corporation may modify a loan agreement with a borrower experiencing financial difficulties through a refinancing or restructuring of the borrower's loan agreement (modification programs).

Consumer Real Estate

The following modification programs are offered for consumer real estate loans to borrowers experiencing financial difficulties, in addition to borrowers affected by natural disasters.

Forbearance and Other Payment Plans: Forbearance plans generally consist of the Corporation suspending the borrower's payments for a defined period, with those payments then due over a defined period of time or at the conclusion of the forbearance period. The aging status of a loan is generally frozen when it enters into a forbearance plan. If a borrower is unable to fulfill their obligations under the forbearance plans, they may be offered a trial offer or permanent modification.

Trial Offer and Permanent Modifications: Trial offer for modification plans generally consist of the Corporation offering a borrower modified loan terms that reduce their contractual payments temporarily over a three-to-four-month trial period. If the customer successfully makes the modified payments during the trial period and formally accepts the modified terms, the modified loan terms become permanent. Some borrowers may enter into permanent modifications without a trial period. In a permanent modification, the borrower's payment terms are typically modified in more than one manner, but generally include a term extension and an interest rate reduction. At times, the permanent modification may also include principal forgiveness and/or a deferral of past due principal and interest amounts to the end of the loan term. The combinations utilized are based on modifying the terms that give the borrower an improved ability to meet the contractual obligations. The term extensions granted for residential mortgage and home equity permanent modifications vary widely and can be up to 30 years, but mostly are in the range of 1 to 20 years. Principal forgiveness and payment deferrals were insignificant during 2025 and 2024.

The table below provides the ending amortized cost of the Corporation's modified consumer real estate loans at December 31, 2025 and 2024.

Consumer Real Estate - Modifications to Borrowers in Financial Difficulty

(Dollars in millions)	Forbearance and Other Payment Plans		Permanent Modification		Total		As a % of Financing Receivables
	Year Ended December 31, 2025						
Residential Loans	$	44	$	157	$	201	0.09 %
Home Equity		—		21		21	0.08
Total	$	44	$	178	$	222	0.08
	Year Ended December 31, 2024						
Residential Loans	$	46	$	186	$	232	0.10 %
Home Equity		1		31		32	0.12
Total	$	47	$	217	$	264	0.10

The table below presents the financial effect of modified consumer real estate loans.

Financial Effect of Modified Consumer Real Estate Loans

	Year Ended December 31	
	2025	2024
Forbearance and Other Payment Plans		
Weighted-average duration		
Residential Mortgage	**5 months**	7 months
Home Equity	**n/m**	n/m
Permanent Modifications		
Weighted-average Term Extension		
Residential Mortgage	**10.0 years**	9.6 years
Home Equity	**14.1 years**	17.7 years
Weighted-average Interest Rate Reduction		
Residential Mortgage	**1.31 %**	1.25 %
Home Equity	**2.33 %**	2.61 %

n/m = not meaningful

For consumer real estate borrowers in financial difficulty that received a forbearance, trial or permanent modification, commitments to lend additional funds were not significant at December 31, 2025 and 2024.

The Corporation tracks the performance of modified loans to assess effectiveness of modification programs. During 2025 and 2024, defaults of residential and home equity loans that had been modified within 12 months were $110 million and $128 million. The table below provides aging information as of December 31, 2025 and 2024 for consumer real estate loans that were modified over the last 12 months.

Consumer Real Estate - Payment Status of Modifications to Borrowers in Financial Difficulty

(Dollars in millions)	Current		30–89 Days Past Due		90+ Days Past Due		Total	
			December 31, 2025					
Residential mortgage	$	106	$	45	$	50	$	201
Home equity		18		2		1		21
Total	$	124	$	47	$	51	$	222
			December 31, 2024					
Residential mortgage	$	123	$	54	$	55	$	232
Home equity		28		2		2		32
Total	$	151	$	56	$	57	$	264

Consumer real estate foreclosed properties totaled $58 million and $60 million at December 31, 2025 and 2024. The carrying value of consumer real estate loans, including fully-insured loans, for which formal foreclosure proceedings were in process at December 31, 2025 and 2024, was $411 million and $464 million. During 2025 and 2024, the Corporation reclassified $51 million and $89 million of consumer real estate loans to foreclosed properties or, for properties acquired upon foreclosure of certain government-guaranteed loans (principally FHA-insured loans), to other assets. The reclassifications represent non-cash investing activities and, accordingly, are not reflected in the Consolidated Statement of Cash Flows.

Credit Card and Other Consumer

Credit card and other consumer loans are primarily modified by placing the customer on a fixed payment plan with a significantly reduced fixed interest rate, with terms ranging from 6 months to 72 months, most of which had a 60-month term at December 31, 2025. In certain circumstances, the Corporation will forgive a portion of the outstanding balance if the borrower makes payments up to a set amount. The Corporation makes modifications directly with borrowers for loans held by the Corporation (internal programs) as well as through third-party renegotiation agencies that provide solutions to customers' entire unsecured debt structures (external programs). The December 31, 2025 amortized cost of credit card and other consumer loans that were modified through these programs during 2025 was $705 million compared to $650 million in 2024. These modifications represented 0.32 percent of outstanding credit card and other consumer loans for 2025 compared to 0.31 percent for 2024. During 2025, the financial effect of modifications resulted in a weighted-average interest rate reduction of 17.77 percent compared to 18.89 percent in 2024, and principal forgiveness of $101 million compared to $113 million in 2024.

The Corporation tracks the performance of modified loans to assess effectiveness of modification programs. During 2025 and 2024, defaults of credit card and other consumer loans that had been modified within 12 months were insignificant. At December 31, 2025, modified credit card and other consumer loans to borrowers experiencing financial difficulty over the last 12 months totaled $705 million, of which $602 million were current, $59 million were 30-89 days past due, and $44 million were greater than 90 days past due. At December 31, 2024, modified credit card and other consumer loans to borrowers experiencing financial difficulty totaled $650 million, of which $546 million were current, $58 million were 30-89 days past due, and $46 million were greater than 90 days past due.

Commercial Loans

Modifications of loans to commercial borrowers experiencing financial difficulty are designed to reduce the Corporation's loss exposure while providing borrowers with an opportunity to work through financial difficulties, often to avoid foreclosure or bankruptcy. Each modification is unique, reflects the borrower's individual circumstances and is designed to benefit the borrower while mitigating the Corporation's risk exposure. Commercial modifications are primarily term extensions and payment forbearances. Payment forbearances involve the Corporation forbearing its contractual right to collect certain payments or payment in full (maturity forbearance) for a defined period of time. Reductions in interest rates and principal forgiveness occur infrequently for commercial borrowers. Principal forgiveness may occur in connection with foreclosure, short sales or other settlement agreements, leading to termination or sale of the loan. The following table provides the ending amortized cost of commercial loans modified during 2025 and 2024.

Commercial Loans - Modifications to Borrowers in Financial Difficulty

(Dollars in millions)	Term Extension		Forbearances		Interest Rate Reduction		Total		As a % of Financing Receivables
	Year Ended December 31, 2025								
U.S. commercial	$	1,791	$	41	$	—	$	1,832	0.42 %
Non-U.S. commercial		23		9		—		32	0.02
Commercial real estate		1,394		584		—		1,978	2.88
Total	$	3,208	$	634	$	—	$	3,842	0.58
	Year Ended December 31, 2024								
U.S. commercial	$	1,266	$	262	$	—	$	1,528	0.39 %
Non-U.S. commercial		27		—		—		27	0.02
Commercial real estate		1,849		444		100		2,393	3.64
Total	$	3,142	$	706	$	100	$	3,948	0.67

Term extensions granted increased the weighted-average life of the impacted loans by 1.3 years during 2025 compared to 1.7 years in 2024. The weighted-average duration of loan payments deferred under the Corporation's commercial loan forbearance program was 1.3 years and 9 months during 2025 and 2024. The deferral period for loan payments can vary, but are mostly in the range of 8 months to 2 years. Modifications of loans to troubled borrowers for Commercial Lease Financing and U.S. Small Business Commercial were not significant during 2025.

The Corporation tracks the performance of modified loans to assess effectiveness of modification programs. In 2025 and 2024, defaults of commercial loans that had been modified within 12 months were $296 million and $102 million. The table below provides aging information as of December 31, 2025 and 2024 for commercial loans that were modified over the last 12 months.

Commercial - Payment Status of Modified Loans to Borrowers in Financial Difficulty

(Dollars in millions)	Current		30–89 Days Past Due		90+ Days Past Due		Total	
	December 31, 2025							
U.S. Commercial	$	1,673	$	13	$	146	$	1,832
Non-U.S. Commercial		32		—		—		32
Commercial Real Estate		1,403		17		558		1,978
Total	$	3,108	$	30	$	704	$	3,842
	December 31, 2024							
U.S. Commercial	$	1,346	$	70	$	112	$	1,528
Non-U.S. Commercial		27		—		—		27
Commercial Real Estate		2,100		90		203		2,393
Total	$	3,473	$	160	$	315	$	3,948

For 2025 and 2024, the Corporation had commitments to lend $966 million and $1.3 billion to commercial borrowers experiencing financial difficulty whose loans were modified during the period.

Loans Held-for-sale

The Corporation had LHFS of $5.2 billion and $9.5 billion at December 31, 2025 and 2024. Cash and non-cash proceeds from sales and paydowns of loans originally classified as LHFS were $35.6 billion, $32.3 billion and $16.3 billion for 2025, 2024 and 2023. Cash used for originations and purchases of LHFS totaled $30.4 billion, $36.2 billion and $15.6 billion for 2025, 2024 and 2023. Also included were non-cash net transfers into LHFS of $79 million, $0 and $632 million during 2025, 2024 and 2023, which are not reflected in the Consolidated Statement of Cash Flows.

Accrued Interest Receivable

Accrued interest receivable for loans and leases and LHFS was $4.2 billion and $4.3 billion at December 31, 2025 and 2024 and is reported in customer and other receivables on the Consolidated Balance Sheet.

Outstanding credit card loan balances include unpaid principal, interest and fees. Credit card loans are not classified as nonperforming but are charged off no later than the end of the month in which the account becomes 180 days past due, within 60 days after receipt of notification of death or bankruptcy, or upon confirmation of fraud. During 2025, the Corporation reversed $870 million of interest and fee income against the income statement line item in which it was originally recorded upon charge-off of the principal balance of the loan compared to $856 million in 2024.

For the outstanding residential mortgage, home equity, direct/indirect consumer and commercial loan balances classified as nonperforming during 2025 and 2024, interest and fee income reversed at the time the loans were classified as nonperforming was not significant. For more information on the Corporation's nonperforming loan policies, see *Note 1 – Summary of Significant Accounting Principles.*

Allowance for Credit Losses

The allowance for credit losses is estimated using quantitative and qualitative methods that consider a variety of factors, such as historical loss experience, the current credit quality of the portfolio and an economic outlook over the life of the loan.

Qualitative reserves cover losses that are expected but, in the Corporation's assessment, may not adequately be reflected in the quantitative methods or the economic assumptions. The economic outlook is a significant factor and incorporates forward-looking information through the use of several macroeconomic scenarios in determining the weighted economic outlook over the forecasted life of the assets. These scenarios include key macroeconomic variables such as gross domestic product, unemployment rate, real estate prices and corporate bond spreads. The scenarios that are chosen each quarter and the weighting given to each scenario depend on a variety of factors including recent economic events, leading economic indicators, internal and third-party economist views, and industry trends. For more information on the Corporation's credit loss accounting policies including the allowance for credit losses, see *Note 1 – Summary of Significant Accounting Principles*.

The December 31, 2025 estimate for allowance for credit losses was based on various economic scenarios, including a baseline scenario derived from consensus estimates, an adverse scenario reflecting a moderate recession, a downside scenario reflecting continued inflation, a tail risk scenario similar to the severely adverse scenario used in stress testing and an upside scenario that considers the potential for improvement above the baseline scenario. The Corporation's overall weighted economic outlook as of December 31, 2025 remained relatively stable as compared to the weighted economic outlook estimated as of December 31, 2024. The weighted economic outlook for the Corporation's quantitative reserves assumes that the U.S. average unemployment rate will be approximately five percent in the fourth quarter of 2026 and will remain near this level through the fourth quarter of 2027. It also assumes U.S. real gross domestic product will grow at 1.4 percent and 1.8 percent year-over-year in the fourth quarters of 2026 and 2027.

The allowance for credit losses increased $44 million from December 31, 2024 to $14.4 billion at December 31, 2025. There were no significant changes to the qualitative reserves at December 31, 2025 compared to December 31, 2024. The change in the allowance for credit losses was comprised of a net decrease of $37 million in the allowance for loan and lease losses and an increase of $81 million in the reserve for unfunded lending commitments. The increase in the allowance for credit losses was attributed to increases in the commercial portfolio of $229 million and the consumer real estate portfolio of $128 million, partially offset by a decrease in the credit card and other consumer portfolios of $313 million.

The provision for credit losses decreased $146 million to $5.7 billion in 2025 compared to $5.8 billion in 2024 and $4.4 billion in 2023. The decline in provision for credit losses in 2025 was primarily driven by improved asset quality in credit card and commercial real estate, partially offset by loan growth. The increase in provision for credit losses in 2024 was primarily driven by credit card as well as small business loan growth, and asset quality deterioration in the commercial real estate office and credit card portfolios.

Net charge-offs decreased $400 million to $5.6 billion in 2025 compared to $6.0 billion in 2024. The decrease in net charge-offs in 2025 was driven by asset quality improvement in commercial real estate office.

Outstanding loans and leases excluding loans accounted for under the fair value option increased $90.6 billion in 2025 primarily driven by commercial, which increased $72.0 billion due to broad-based growth.

The changes in the allowance for credit losses, including net charge-offs and provision for loan and lease losses, are detailed in the following table.

(Dollars in millions)	Consumer Real Estate	Credit Card and Other Consumer	Commercial	Total
		2025		
Allowance for loan and lease losses, January 1	$ 293	$ 8,277	$ 4,670	$ 13,240
Loans and leases charged off	(40)	(5,127)	(1,684)	(6,851)
Recoveries of loans and leases previously charged off	82	937	201	1,220
Net charge-offs	42	(4,190)	(1,483)	(5,631)
Provision for loan and lease losses	77	3,879	1,639	5,595
Other	4	(2)	(3)	(1)
Allowance for loan and lease losses, December 31	416	7,964	4,823	13,203
Reserve for unfunded lending commitments, January 1	57	—	1,039	1,096
Provision for unfunded lending commitments	5	—	75	80
Other	—	—	1	1
Reserve for unfunded lending commitments, December 31	62	—	1,115	1,177
Allowance for credit losses, December 31	$ 478	$ 7,964	$ 5,938	$ 14,380
		2024		
Allowance for loan and lease losses, January 1	$ 386	$ 8,134	$ 4,822	$ 13,342
Loans and leases charged off	(42)	(5,077)	(1,935)	(7,054)
Recoveries of loans and leases previously charged off	83	798	142	1,023
Net charge-offs	41	(4,279)	(1,793)	(6,031)
Provision for loan and lease losses	(135)	4,421	1,649	5,935
Other	1	1	(8)	(6)
Allowance for loan and lease losses, December 31	293	8,277	4,670	13,240
Reserve for unfunded lending commitments, January 1	82	—	1,127	1,209
Provision for unfunded lending commitments	(26)	—	(88)	(114)
Other	1	—	—	1
Reserve for unfunded lending commitments, December 31	57	—	1,039	1,096
Allowance for credit losses, December 31	$ 350	$ 8,277	$ 5,709	$ 14,336
		2023		
Allowance for loan and lease losses, December 31	$ 420	$ 6,817	$ 5,445	$ 12,682
January 1, 2023 adoption of credit loss standard	(67)	(109)	(67)	(243)
Allowance for loan and lease losses, January 1	353	6,708	5,378	12,439
Loans and leases charged off	(103)	(3,870)	(844)	(4,817)
Recoveries of loans and leases previously charged off	146	737	135	1,018
Net charge-offs	43	(3,133)	(709)	(3,799)
Provision for loan and lease losses	(19)	4,558	186	4,725
Other	9	1	(33)	(23)
Allowance for loan and lease losses, December 31	386	8,134	4,822	13,342
Reserve for unfunded lending commitments, January 1	94	—	1,446	1,540
Provision for unfunded lending commitments	(12)	—	(319)	(331)
Reserve for unfunded lending commitments, December 31	82	—	1,127	1,209
Allowance for credit losses, December 31	$ 468	$ 8,134	$ 5,949	$ 14,551

NOTE 6 Securitizations and Other Variable Interest Entities

The Corporation utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Corporation routinely securitizes loans and debt securities using VIEs as a source of funding for the Corporation and as a means of transferring the economic risk of the loans or debt securities to third parties. The assets are transferred into a trust or other securitization vehicle such that the assets are legally isolated from the creditors of the Corporation and are not available to satisfy its obligations. These assets can only be used to settle obligations of the trust or other securitization vehicle. The Corporation also administers, structures or invests in other VIEs including CDOs, investment vehicles and other entities. For more information on the Corporation's use of VIEs, see *Note 1 – Summary of Significant Accounting Principles.*

The tables in this Note present the assets and liabilities of consolidated and unconsolidated VIEs at December 31, 2025 and 2024 in situations where the Corporation has a loan or security interest and involvement with transferred assets or if the Corporation otherwise has an additional interest in the VIE. The tables also present the Corporation's maximum loss exposure at December 31, 2025 and 2024 resulting from its involvement with consolidated VIEs and unconsolidated VIEs. The Corporation's maximum loss exposure is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements. The Corporation's maximum loss exposure does not include losses previously recognized through write-downs of assets.

The Corporation invests in ABS, CLOs and other similar investments issued by third-party VIEs with which it has no other form of involvement other than a loan or debt security issued by the VIE. In addition, the Corporation also enters into certain commercial lending arrangements that may utilize VIEs for activities secondary to the lending arrangement, for example to hold collateral. The Corporation's maximum loss exposure to these VIEs is the investment balances. These securities and loans are included in *Note 4 – Securities* or *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* and are not included in the following tables.

The Corporation did not provide financial support to consolidated or unconsolidated VIEs during 2025, 2024 and 2023 that it was not previously contractually required to provide, nor does it intend to do so.

The Corporation had liquidity commitments, including written put options and collateral value guarantees, with certain unconsolidated VIEs of $1.1 billion and $1.0 billion at December 31, 2025 and 2024.

First-lien Mortgage Securitizations

As part of its mortgage banking activities, the Corporation securitizes a portion of the first-lien residential mortgage loans it originates or purchases from third parties, generally in the form of residential mortgage-backed securities (RMBS) guaranteed by government-sponsored enterprises, FNMA and FHLMC (collectively the GSEs), or the Government National Mortgage Association (GNMA) primarily in the case of FHA-insured and U.S. Department of Veterans Affairs (VA)-guaranteed mortgage loans. Securitization usually occurs in conjunction with or shortly after origination or purchase, and the Corporation may also securitize loans held in its residential mortgage portfolio. In addition, the Corporation may, from time to time, securitize commercial mortgages it originates or purchases from other entities. The Corporation typically services the loans it securitizes. Further, the Corporation may retain beneficial interests in the securitization trusts including senior and subordinate securities and equity tranches issued by the trusts. Except as described in *Note 12 – Commitments and Contingencies*, the Corporation does not provide guarantees or recourse to the securitization trusts other than standard representations and warranties.

The table below summarizes select information related to first-lien mortgage securitizations for 2025, 2024 and 2023.

First-lien Mortgage Securitizations

(Dollars in millions)	Residential Mortgage - Agency			Commercial Mortgage		
	2025	2024	2023	**2025**	2024	2023
Proceeds from loan sales [1]	$ **6,473**	$ 4,459	$ 4,513	$ **11,838**	$ 13,392	$ 2,132
Gains (losses) on securitizations [2]	**(4)**	(6)	(15)	**110**	164	44
Repurchases from securitization trusts [3]	**57**	36	33	**—**	—	—

[1] The Corporation transfers residential mortgage loans to securitizations sponsored primarily by the GSEs or GNMA in the normal course of business and primarily receives residential mortgage-backed securities in exchange. Substantially all of these securities are classified as Level 2 within the fair value hierarchy and are typically sold shortly after receipt.

[2] A majority of the first-lien residential mortgage loans securitized are initially classified as LHFS and accounted for under the fair value option. Gains recognized on these LHFS prior to securitization, which totaled $39 million, $33 million and $49 million, net of hedges, during 2025, 2024 and 2023, respectively, are not included in the table above.

[3] The Corporation may have the option to repurchase delinquent loans out of securitization trusts, which reduces the amount of servicing advances it is required to make. The Corporation may also repurchase loans from securitization trusts to perform modifications. Repurchased loans include FHA-insured mortgages collateralizing GNMA securities.

The Corporation recognizes consumer MSRs from the sale or securitization of consumer real estate loans. The unpaid principal balance of loans serviced for investors, including residential mortgage and home equity loans, totaled $78.7 billion and $84.1 billion at December 31, 2025 and 2024. Servicing fee and ancillary fee income on serviced loans was $215 million, $231 million and $248 million during 2025, 2024 and 2023, respectively. Servicing advances on serviced loans, including loans serviced for others and loans held for investment, were $894 million and $1.0 billion at December 31, 2025 and 2024. For more information on MSRs, see *Note 20 – Fair Value Measurements*.

Home Equity Loans

The Corporation retains interests, primarily senior securities, in home equity securitization trusts to which it transferred home equity loans. In addition, the Corporation may be obligated to provide subordinate funding to the trusts during a rapid amortization event. This obligation is included in the maximum loss exposure in the preceding table. The charges that will ultimately be recorded as a result of the rapid amortization events depend on the undrawn portion of the home equity lines of credit, performance of the loans, the amount of subsequent draws and the timing of related cash flows.

Mortgage and Home Equity Securitizations

The following table summarizes select information related to mortgage and home equity securitization trusts in which the Corporation held a variable interest and had continuing involvement at December 31, 2025 and 2024.

Mortgage and Home Equity Securitizations

	Residential Mortgage									
			Non-agency							
	Agency		Prime and Alt-A		Subprime		Home Equity [1]		Commercial Mortgage	
	December 31									
(Dollars in millions)	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
Unconsolidated VIEs										
Maximum loss exposure [2]	**$ 6,869**	$ 7,353	**$ 11**	$ 84	**$ 495**	$ 301	**$ —**	$ —	**$ 1,770**	$ 1,640
On-balance sheet assets										
Senior securities:										
Trading account assets	**$ 218**	$ 126	**$ 9**	$ 10	**$ 6**	$ 12	**$ —**	$ —	**$ 535**	$ 328
Debt securities carried at fair value	**2,050**	2,222	**—**	—	**407**	416	**—**	—	**—**	—
Held-to-maturity securities	**4,601**	5,005	**—**	—	**—**	—	**—**	—	**1,075**	1,172
All other assets	**—**	—	**2**	3	**17**	23	**—**	—	**24**	41
Total retained positions	**$ 6,869**	$ 7,353	**$ 11**	$ 13	**$ 430**	$ 451	**$ —**	$ —	**$ 1,634**	$ 1,541
Principal balance outstanding [3]	**$ 65,290**	$ 69,018	**$ 11,242**	$ 12,590	**$ 3,775**	$ 4,180	**$ 154**	$ 187	**$ 91,802**	$ 90,222
Consolidated VIEs										
Maximum loss exposure [2]	**$ 939**	$ 1,132	**$ —**	$ —	**$ 30**	$ —	**$ 8**	$ 10	**$ —**	$ —
On-balance sheet assets										
Trading account assets	**$ 939**	$ 1,132	**$ —**	$ —	**$ 245**	$ —	**$ —**	$ —	**$ —**	$ —
Loans and leases	**—**	—	**—**	—	**—**	—	**15**	22	**—**	—
Allowance for loan and lease losses	**—**	—	**—**	—	**—**	—	**5**	6	**—**	—
All other assets	**—**	—	**—**	—	**—**	—	**1**	1	**—**	—
Total assets	**$ 939**	$ 1,132	**$ —**	$ —	**$ 245**	$ —	**$ 21**	$ 29	**$ —**	$ —
Total liabilities	**$ —**	$ —	**$ —**	$ —	**$ 215**	$ —	**$ 13**	$ 19	**$ —**	$ —

(1) For unconsolidated home equity loan VIEs, the maximum loss exposure includes outstanding trust certificates issued by trusts in rapid amortization, net of recorded reserves. For both consolidated and unconsolidated home equity loan VIEs, the maximum loss exposure excludes the reserve for representations and warranties obligations and corporate guarantees. For more information, see *Note 12 – Commitments and Contingencies*.

(2) Maximum loss exposure includes obligations under loss-sharing reinsurance and other arrangements for non-agency residential mortgage and commercial mortgage securitizations, but excludes the reserve for representations and warranties obligations and corporate guarantees and also excludes servicing advances and other servicing rights and obligations. For more information, see *Note 12 – Commitments and Contingencies* and *Note 20 – Fair Value Measurements*.

(3) Principal balance outstanding includes loans where the Corporation was the transferor to securitization VIEs with which it has continuing involvement, which may include servicing the loans.

Other Asset-backed Securitizations

The following paragraphs summarize select information related to other asset-backed VIEs in which the Corporation had a variable interest at December 31, 2025 and 2024.

Credit Card and Automobile Loan Securitizations

The Corporation securitizes originated and purchased credit card and automobile loans as a source of financing. The loans are sold on a non-recourse basis to consolidated trusts. The securitizations are ongoing, whereas additional receivables will be funded into the trusts by either loan repayments or proceeds from securities issued to third parties, depending on the securitization structure. The Corporation's continuing involvement with the securitization trusts includes servicing the receivables and holding various subordinated interests, including an undivided seller's interest in the credit card receivables and owning certain retained interests.

At December 31, 2025 and 2024, the carrying values of the receivables in the trusts totaled $17.1 billion and $18.1 billion, which are included in loans and leases, and the carrying values of senior debt securities that were issued to third-party investors from the trusts totaled $6.4 billion and $8.0 billion, which are included in long-term debt.

Resecuritization Trusts

The Corporation transfers securities, typically MBS, into resecuritization VIEs generally at the request of customers seeking securities with specific characteristics. Generally, there are no significant ongoing activities performed in a resecuritization trust, and no single investor has the unilateral ability to liquidate the trust.

The Corporation resecuritized $32.4 billion, $23.9 billion and $8.6 billion of securities during 2025, 2024 and 2023, respectively. Securities transferred into resecuritization VIEs were measured at fair value with changes in fair value recorded in market making and similar activities prior to the resecuritization and, accordingly, no gain or loss on sale was recorded. Securities received from the resecuritization VIEs were recognized at their fair value of $4.5 billion, $3.6 billion and $2.4 billion during 2025, 2024 and 2023, respectively. In 2025, 2024 and 2023, substantially all of the securities were classified as trading account assets. Substantially all of the trading account securities carried at fair value were categorized as Level 2 within the fair value hierarchy.

During 2025, 2024 and 2023, the Corporation deconsolidated resecuritization trusts with total assets of $580 million, $1.1 billion and $685 million.

Customer VIEs

Customer VIEs include credit-linked, equity-linked and commodity-linked note VIEs, repackaging VIEs and asset acquisition VIEs, which are typically created on behalf of customers who wish to obtain market or credit exposure to a specific company, index, commodity or financial instrument.

The Corporation's involvement in the VIE is limited to its loss exposure. The Corporation's maximum loss exposure to consolidated and unconsolidated customer VIEs totaled $1.7 billion and $1.1 billion at December 31, 2025 and 2024, including the notional amount of derivatives to which the Corporation is a counterparty, net of losses previously recorded, and the Corporation's investment, if any, in securities issued by the VIEs.

Municipal Bond Trusts

The Corporation administers municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds. The trusts obtain financing by issuing floating-rate trust certificates that reprice on a weekly or other short-term basis to third-party investors.

The Corporation's liquidity commitments to unconsolidated municipal bond trusts, including those for which the Corporation was transferor, totaled $3.0 billion and $1.8 billion at December 31, 2025 and 2024. The weighted-average remaining life of bonds held in the trusts at December 31, 2025 was 9.7 years. There were no significant write-downs or downgrades of assets or issuers during 2025, 2024 and 2023.

Collateralized Debt Obligation VIEs

The Corporation receives fees for structuring CDO VIEs, which hold diversified pools of fixed-income securities, typically corporate debt or ABS, which the CDO VIEs fund by issuing multiple tranches of debt and equity securities. CDOs are generally managed by third-party portfolio managers. The Corporation typically transfers assets to these CDOs, holds securities issued by the CDOs and may be a derivative counterparty to the CDOs. The Corporation's maximum loss exposure to consolidated and unconsolidated CDOs totaled $60 million and $65 million at December 31, 2025 and 2024.

Investment VIEs

The Corporation sponsors, invests in or provides financing, which may be in connection with the sale of assets, to a variety of investment VIEs that hold loans, real estate, debt securities or other financial instruments and are designed to provide the desired investment profile to investors or the Corporation. At December 31, 2025 and 2024, the Corporation's consolidated investment VIEs had total assets of $58 million and $6 million. The Corporation also held investments in unconsolidated VIEs with total assets of $30.0 billion and $23.0 billion at December 31, 2025 and 2024. The Corporation's maximum loss exposure associated with both consolidated and unconsolidated investment VIEs totaled $2.8 billion and $2.5 billion at December 31, 2025 and 2024 comprised primarily of on-balance sheet assets less non-recourse liabilities.

Leveraged Lease Trusts

The Corporation's net investment in consolidated leveraged lease trusts totaled $850 million and $1.0 billion at December 31, 2025 and 2024. The trusts hold long-lived equipment such as rail cars, power generation and distribution equipment, and commercial aircraft. The Corporation structures the trusts and holds a significant residual interest. The net investment represents the Corporation's maximum loss exposure to the trusts in the unlikely event that the leveraged lease investments become worthless. Debt issued by the leveraged lease trusts is non-recourse to the Corporation.

The table below summarizes the maximum loss exposure and assets held by the Corporation that related to other asset-backed VIEs at December 31, 2025 and 2024.

Other Asset-backed VIEs

	Credit Card and Automobile [(1)]		Resecuritization Trusts and Customer VIEs		Municipal Bond Trusts and CDOs		Investment VIEs and Leveraged Lease Trusts	
	December 31							
(Dollars in millions)	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
Unconsolidated VIEs								
Maximum loss exposure	**$ —**	$ —	**$ 5,183**	$ 5,300	**$ 3,107**	$ 1,839	**$ 3,955**	$ 2,454
On-balance sheet assets								
Securities [(2)]:								
Trading account assets	**$ —**	$ —	**$ 1,223**	$ 1,641	**$ 12**	$ 16	**$ 152**	$ 354
Debt securities carried at fair value	**—**	—	**745**	809	**—**	—	**—**	—
Held-to-maturity securities	**—**	—	**1,747**	1,983	**—**	—	**—**	—
Loans and leases	**—**	—	**—**	—	**—**	—	**1,257**	70
Allowance for loan and lease losses	**—**	—	**—**	—	**—**	—	**(2)**	(2)
All other assets	**—**	—	**1,468**	868	**5**	6	**2,022**	1,522
Total retained positions	**$ —**	$ —	**$ 5,183**	$ 5,301	**$ 17**	$ 22	**$ 3,429**	$ 1,944
Total assets of VIEs	**$ —**	$ —	**$ 31,798**	$ 24,216	**$ 8,065**	$ 6,474	**$ 30,016**	$ 22,965
Consolidated VIEs								
Maximum loss exposure	**$ 9,995**	$ 9,385	**$ 196**	$ 583	**$ 5,975**	$ 3,519	**$ 844**	$ 1,012
On-balance sheet assets								
Trading account assets	**$ —**	$ —	**$ 394**	$ 1,002	**$ 5,506**	$ 3,436	**$ 55**	$ 5
Debt securities carried at fair value	**—**	—	**—**	—	**469**	83	**—**	—
Loans and leases	**17,066**	18,110	**—**	—	**—**	—	**794**	1,012
Allowance for loan and lease losses	**(875)**	(924)	**—**	—	**—**	—	**(1)**	(1)
All other assets	**197**	195	**40**	39	**—**	—	**2**	1
Total assets	**$ 16,388**	$ 17,381	**$ 434**	$ 1,041	**$ 5,975**	$ 3,519	**$ 850**	$ 1,017
On-balance sheet liabilities								
Short-term borrowings	**$ —**	$ —	**$ —**	$ —	**$ 5,779**	$ 3,329	**$ —**	$ —
Long-term debt	**6,375**	7,975	**238**	458	**—**	—	**6**	5
All other liabilities	**18**	21	**—**	—	**—**	—	**—**	—
Total liabilities	**$ 6,393**	$ 7,996	**$ 238**	$ 458	**$ 5,779**	$ 3,329	**$ 6**	$ 5

(1) At December 31, 2025 and 2024 loans and leases in the consolidated credit card trust included $5.4 billion and $4.5 billion of seller's interest.

(2) The retained senior securities were valued using quoted market prices or observable market inputs (Level 2 of the fair value hierarchy).

Tax Credit VIEs

The Corporation holds equity investments in unconsolidated limited partnerships and similar entities that construct, own and operate affordable housing, renewable energy and certain other projects. The total assets of these unconsolidated tax credit VIEs were $86.5 billion and $85.7 billion as of December 31, 2025 and 2024. An unrelated third party is typically the general partner or managing member and has control over the significant activities of the VIE. As an investor, tax credits associated with the investments in these entities are allocated to the Corporation, as provided by the U.S. Internal Revenue Code and related regulations, and are recognized as income tax benefits in the Corporation's Consolidated Statement of Income in the year they are earned, which varies based on the type of investments.

The Corporation has investments in affordable housing, renewable energy and certain other projects that have a carrying value of $24.4 billion and $26.0 billion at December 31, 2025 and 2024, which includes unfunded capital contributions of $8.1 billion and $8.9 billion that are probable to be paid.

For the investments that qualify, the Corporation has elected to account for its equity investments in affordable housing, renewable wind energy and certain other projects under the proportional amortization method. The investments that do not qualify are accounted for under the equity method. During 2025, 2024 and 2023, the Corporation recognized income tax credits and other tax benefits related to these investments of $4.6 billion, $4.7 billion and $4.6 billion. For investments accounted for under the proportional amortization method, the Corporation recognized investment amortization of $3.3 billion, $3.5 billion and $3.4 billion in income tax expense during 2025, 2024 and 2023, and additional gains, losses and other returns totaling $133 million, $171 million and $171 million in other income for the same periods. The Corporation also has equity investments in solar renewable energy projects that are accounted for under either the equity method or at fair value when the Corporation has elected to account for the investment at fair value. These investments totaled $1.0 billion and $1.1 billion at December 31, 2025 and 2024. The Corporation's unfunded commitments that are not included in the carrying value of its tax-related equity investment VIEs totaled $2.6 billion and $2.7 billion at December 31, 2025 and 2024, which are contingent on various conditions precedent to funding over the next 10 years. The Corporation's risk of loss is generally mitigated by

policies requiring the project to qualify for the expected tax credits prior to making its investment. For investments accounted for under the proportional amortization method, there were no significant modifications or events that resulted in a change in the nature of those investments or in the relationship with the underlying project. The Corporation may also enter into power purchase agreements with renewable energy tax credit entities.

The table below summarizes select information related to unconsolidated tax credit VIEs in which the Corporation held a variable interest at December 31, 2025 and 2024.

Unconsolidated Tax Credit VIEs

	December 31	
(Dollars in millions)	**2025**	2024
Maximum loss exposure	**$ 25,435**	$ 27,252
On-balance sheet assets		
All other assets	**25,435**	27,252
Total	**$ 25,435**	$ 27,252
On-balance sheet liabilities		
All other liabilities	**7,008**	7,510
Total	**$ 7,008**	$ 7,510
Total assets of VIEs	**$ 86,476**	$ 85,654

NOTE 7 Goodwill and Intangible Assets

Goodwill

The table below presents goodwill balances by business segment at December 31, 2025 and 2024. The reporting units utilized for goodwill impairment testing are the operating segments or one level below.

Goodwill

	December 31	
(Dollars in millions)	**2025**	2024
Consumer Banking	**$ 30,137**	$ 30,137
Global Wealth & Investment Management	**9,677**	9,677
Global Banking	**24,026**	24,026
Global Markets	**5,181**	5,181
Total goodwill	**$ 69,021**	$ 69,021

During 2025, the Corporation completed its annual goodwill impairment test as of June 30, 2025 by using a quantitative assessment for the *Consumer Banking* reporting unit and a qualitative assessment for the remaining six reporting units. Based on the assessments, the Corporation concluded that none of its reporting units are at risk of impairment, as each of the reporting units' fair values are substantially in excess of their carrying values. For more information regarding the nature of and accounting for the Corporation's annual goodwill impairment testing, see *Note 1 – Summary of Significant Accounting Principles*.

Intangible Assets

At December 31, 2025 and 2024, the net carrying value of intangible assets was $1.8 billion and $2.0 billion. At December 31, 2025 and 2024, intangible assets included $1.5 billion and $1.6 billion of intangible assets associated with trade names, substantially all of which had an indefinite life and, accordingly, are not being amortized. Amortization of intangibles expense was $78 million for 2025, 2024 and 2023.

NOTE 8 Leases

The Corporation enters into both lessor and lessee arrangements. For more information on lease accounting, see *Note 1 – Summary of Significant Accounting Principles* and on lease financing receivables, see *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses.*

Lessor Arrangements

The Corporation's lessor arrangements primarily consist of operating, sales-type and direct financing leases for equipment. Lease agreements may include options to renew and for the lessee to purchase the leased equipment at the end of the lease term.

The table below presents the net investment in sales-type and direct financing leases at December 31, 2025 and 2024.

Net Investment [1]

(Dollars in millions)	December 31			
	2025		2024	
Lease receivables	$	**19,198**	$	18,559
Unguaranteed residuals		**3,520**		2,543
Total net investment in sales-type and direct financing leases	$	**22,718**	$	21,102

[1] In certain cases, the Corporation obtains third-party residual value insurance to reduce its residual asset risk. The carrying value of residual assets with third-party residual value insurance for at least a portion of the asset value was $9.4 billion and $8.0 billion at December 31, 2025 and 2024.

The table below presents lease income for 2025, 2024 and 2023.

Lease Income

(Dollars in millions)	**2025**		2024		2023	
Sales-type and direct financing leases	$	**1,245**	$	1,082	$	788
Operating leases		**942**		931		945
Total lease income	$	**2,187**	$	2,013	$	1,733

Lessee Arrangements

The Corporation's lessee arrangements predominantly consist of operating leases for premises and equipment; the Corporation's financing leases are not significant.

Lease terms may contain renewal and extension options and early termination features. Generally, these options do not impact the lease term because the Corporation is not reasonably certain that it will exercise the options.

The table below provides information on the right-of-use assets, lease liabilities and weighted-average discount rates and lease terms December 31, 2025 and 2024.

Supplemental Information for Lessee Arrangements

	December 31			
(Dollars in millions)	2025		2024	
Right-of-use assets	$	8,395	$	8,527
Lease liabilities		9,086		9,135
Weighted-average discount rate used to calculate present value of future minimum lease payments		4.29 %		3.93 %
Weighted-average lease term (in years)		8.1		8.0
Right-of-use assets obtained in exchange for new operating lease liabilities [1]	$	222	$	603

	2025		2024		2023	
Operating cash flows from operating leases [2]	$	1,896	$	1,972	$	1,975
Lease Cost and Supplemental Information:						
Operating lease cost	$	1,945	$	1,971	$	1,981
Variable lease cost [3]		561		471		460
Total lease cost [4]	$	2,506	$	2,442	$	2,441

[1] Represents non-cash activity and, accordingly, is not reflected in the Consolidated Statement of Cash Flows.
[2] Represents cash paid for amounts included in the measurements of lease liabilities.
[3] Primarily consists of payments for common area maintenance and property taxes.
[4] Amounts are recorded in occupancy and equipment expense in the Consolidated Statement of Income.

Maturity Analysis

The maturities of lessor and lessee arrangements outstanding at December 31, 2025 are presented in the table below based on undiscounted cash flows.

Maturities of Lessor and Lessee Arrangements

	Lessor				Lessee [1]	
	Operating Leases		Sales-type and Direct Financing Leases [2]		Operating Leases	
(Dollars in millions)	December 31, 2025					
2026	$	593	$	7,083	$	1,739
2027		512		5,805		1,611
2028		425		5,015		1,371
2029		303		2,024		1,073
2030		203		2,167		891
Thereafter		216		2,423		3,709
Total undiscounted cash flows	$	2,252		24,517		10,394
Less: Net present value adjustment				5,319		1,308
Total [3]			$	19,198	$	9,086

[1] Excludes $594 million in commitments under lessee arrangements that have not yet commenced with lease terms that will begin in 2026.
[2] Includes $11.9 billion in commercial lease financing receivables and $7.3 billion in direct/indirect consumer lease financing receivables.
[3] Represents lease receivables for lessor arrangements and lease liabilities for lessee arrangements.

NOTE 9 Deposits

The table below presents total deposits at December 31, 2025 and 2024.

Noninterest-bearing and Interest-bearing Deposits

	December 31			
(Dollars in millions)	2025		2024	
Noninterest-bearing deposits	$	532,050	$	523,858
Interest-bearing deposits		1,486,679		1,441,609
Total deposits	$	2,018,729	$	1,965,467

The scheduled contractual maturities for total time deposits at December 31, 2025 are presented in the table below.

Contractual Maturities of Total Time Deposits

(Dollars in millions)	U.S.		Non-U.S.		Total	
Due in 2026	$	191,872	$	12,508	$	204,380
Due in 2027		3,942		73		4,015
Due in 2028		173		25		198
Due in 2029		90		10		100
Due in 2030		96		3,666		3,762
Thereafter		76		9		85
Total time deposits	$	196,249	$	16,291	$	212,540

At December 31, 2025 and 2024, the Corporation had aggregate U.S. time deposits of $129.3 billion and $138.1 billion and non-U.S. time deposits of $16.2 billion and $13.0 billion, respectively, in denominations that met or exceeded insurance limits.

NOTE 10 Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash

The Corporation enters into securities financing agreements which include securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase. These financing agreements (also referred to as "matched-book transactions") are to accommodate customers, obtain securities to cover short positions and finance inventory positions. The Corporation elects to account for certain securities financing agreements under the fair value option. For more information on the fair value option, see *Note 21 – Fair Value Option*.

Offsetting of Securities Financing Agreements

Substantially all of the Corporation's securities financing activities are transacted under legally enforceable master repurchase agreements or legally enforceable master securities lending agreements that give the Corporation, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Corporation offsets securities financing transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The Securities Financing Agreements table presents securities financing agreements included on the Consolidated Balance Sheet in federal funds sold and securities borrowed or purchased under agreements to resell, and in federal funds purchased and securities loaned or sold under agreements to repurchase at December 31, 2025 and 2024. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. For more information on the offsetting of derivatives, see *Note 3 – Derivatives.*

Securities Financing Agreements

(Dollars in millions)	Gross Assets/ Liabilities [1]		Amounts Offset		Net Balance Sheet Amount		Financial Instruments [2]		Net Assets/ Liabilities	
					December 31, 2025					
Securities borrowed or purchased under agreements to resell [3]	$	935,784	$	(619,206)	$	316,578	$	(285,569)	$	31,009
Securities loaned or sold under agreements to repurchase	$	963,924	$	(619,208)	$	344,716	$	(332,592)	$	12,124
Other [4]		5,290		—		5,290		(5,290)		—
Total	$	969,214	$	(619,208)	$	350,006	$	(337,882)	$	12,124
					December 31, 2024					
Securities borrowed or purchased under agreements to resell [3]	$	758,071	$	(483,362)	$	274,709	$	(250,040)	$	24,669
Securities loaned or sold under agreements to repurchase	$	815,120	$	(483,362)	$	331,758	$	(317,974)	$	13,784
Other [4]		10,531		—		10,531		(10,531)		—
Total	$	825,651	$	(483,362)	$	342,289	$	(328,505)	$	13,784

[1] Includes activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries.
[2] Includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Consolidated Balance Sheet, but are shown as a reduction to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is uncertain is excluded from the table.
[3] Excludes repurchase activity of $19.6 billion and $12.3 billion reported in loans and leases on the Consolidated Balance Sheet for December 31, 2025 and 2024.
[4] Balance is reported in accrued expenses and other liabilities on the Consolidated Balance Sheet and relates to transactions where the Corporation acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. In these transactions, the Corporation recognizes an asset at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

Repurchase Agreements and Securities Loaned Transactions Accounted for as Secured Borrowings

The following tables present securities sold under agreements to repurchase and securities loaned by remaining contractual term to maturity and class of collateral pledged. Included in "Other" are transactions where the Corporation acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Corporation or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity.

Remaining Contractual Maturity

(Dollars in millions)	Overnight and Continuous		30 Days or Less		After 30 Days Through 90 Days		Greater than 90 Days [1]		Total	
					December 31, 2025					
Securities sold under agreements to repurchase	$	349,168	$	314,290	$	96,642	$	74,081	$	834,181
Securities loaned		118,550		5		1,019		10,169		129,743
Other		5,290		—		—		—		5,290
Total	$	473,008	$	314,295	$	97,661	$	84,250	$	969,214
					December 31, 2024					
Securities sold under agreements to repurchase	$	305,577	$	252,526	$	87,978	$	70,148	$	716,229
Securities loaned		88,256		364		842		9,429		98,891
Other		10,531		—		—		—		10,531
Total	$	404,364	$	252,890	$	88,820	$	79,577	$	825,651

[1] No agreements have maturities greater than four years.

Class of Collateral Pledged

(Dollars in millions)	Securities Sold Under Agreements to Repurchase		Securities Loaned		Other		Total	
			December 31, 2025					
U.S. government and agency securities	$	453,619	$	778	$	188	$	454,585
Corporate securities, trading loans and other		28,321		764		1		29,086
Equity securities		25,503		128,190		5,101		158,794
Non-U.S. sovereign debt		318,194		11		—		318,205
Mortgage trading loans and ABS		8,544		—		—		8,544
Total	$	834,181	$	129,743	$	5,290	$	969,214
			December 31, 2024					
U.S. government and agency securities	$	416,241	$	130	$	10	$	416,381
Corporate securities, trading loans and other		29,483		1,517		3		31,003
Equity securities		30,106		97,240		10,518		137,864
Non-U.S. sovereign debt		232,521		4		—		232,525
Mortgage trading loans and ABS		7,878		—		—		7,878
Total	$	716,229	$	98,891	$	10,531	$	825,651

Under repurchase agreements, the Corporation is required to post collateral with a market value equal to or in excess of the principal amount borrowed. For securities loaned transactions, the Corporation receives collateral in the form of cash, letters of credit or other securities. To determine whether the market value of the underlying collateral remains sufficient, collateral is generally valued daily, and the Corporation may be required to deposit additional collateral or may receive or return collateral pledged when appropriate. Repurchase agreements and securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short-term. The Corporation manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions; therefore, any allowance for loan losses is insignificant.

Short-term Borrowings

The Corporation classifies borrowings with an original maturity of less than one year as short-term borrowings on the Consolidated Balance Sheet. At December 31, 2025 and 2024, the majority of short-term borrowings consisted of Federal Home Loan Bank advances, which totaled $7.9 billion and $12.7 billion, and commercial paper, which totaled $20.4 billion and $24.2 billion.

Collateral

The Corporation accepts securities and loans as collateral that it is permitted by contract or practice to sell or repledge. At December 31, 2025 and 2024, the fair value of this collateral was $1.1 trillion and $925.7 billion, of which $1.0 trillion and $882.2 billion were sold or repledged. The primary source of this collateral is securities borrowed or purchased under agreements to resell.

The Corporation also pledges company-owned securities and loans as collateral in transactions that include repurchase agreements, securities loaned, public and trust deposits, U.S. Treasury tax and loan notes, and short-term borrowings. This collateral, which in some cases can be sold or repledged by the counterparties to the transactions, is parenthetically disclosed on the Consolidated Balance Sheet.

In certain cases, the Corporation has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets are included on the Consolidated Balance Sheet in Assets of Consolidated VIEs.

In addition, the Corporation obtains collateral in connection with its derivative contracts. Required collateral levels vary depending on the credit risk rating and the type of counterparty. Generally, the Corporation accepts collateral in the form of cash, U.S. Treasury securities and other marketable securities. Based on provisions contained in master netting agreements, the Corporation nets cash collateral received against derivative assets. The Corporation also pledges collateral on its own derivative positions which can be applied against derivative liabilities. For more information on the collateral of derivatives, see *Note 3 – Derivatives.*

Restricted Cash

At December 31, 2025 and 2024, the Corporation held restricted cash included within cash and cash equivalents on the Consolidated Balance Sheet of $6.5 billion and $6.1 billion, predominantly related to cash segregated in compliance with securities regulations and cash held on deposit with central banks to meet reserve requirements.

NOTE 11 Long-term Debt

Long-term debt consists of borrowings having an original maturity of one year or more. The table below presents the balance of long-term debt at December 31, 2025 and 2024, and the related contractual rates and maturity dates as of December 31, 2025.

(Dollars in millions)	Weighted-average Rate	Interest Rates	Maturity Dates	December 31 2025	December 31 2024
Notes issued by Bank of America Corporation [1]					
Senior notes:					
Fixed	3.65 %	0.42 - 8.05 %	2026 - 2052	$ 176,097	$ 171,603
Floating	3.47	0.10 - 8.85	2027 - 2075	11,471	8,736
Senior structured notes				20,369	17,498
Subordinated notes:					
Fixed	5.46	2.94 - 8.13	2026 - 2045	20,802	23,539
Floating	3.38	2.48 - 4.74	2026 - 2037	4,626	4,549
Junior subordinated notes:					
Fixed	6.71	6.45 - 8.05	2027 - 2066	750	749
Floating	5.65	5.65	2056	1	1
Total notes issued by Bank of America Corporation				234,116	226,675
Notes issued by Bank of America, N.A.					
Senior notes:					
Fixed	4.79	3.82 - 5.82	2026 - 2028	5,695	5,611
Floating	4.25	4.07 - 5.59	2026 - 2028	11,177	5,851
Subordinated notes	6.00	6.00	2036	1,403	1,401
Advances from Federal Home Loan Banks:					
Fixed	4.79	0.01 - 7.42	2026 - 2034	54	1,015
Floating	3.92	3.83 - 3.98	2026	4,121	400
Securitizations and other BANA VIEs [2]				6,442	8,048
Other				600	495
Total notes issued by Bank of America, N.A.				29,492	22,821
Other debt					
Structured liabilities [3]				53,803	33,374
Nonbank VIEs [2]				405	409
Total notes issued by nonbank and other entities				54,208	33,783
Total long-term debt				$ 317,816	$ 283,279

[1] Includes total loss-absorbing capacity compliant debt.

[2] Represents liabilities of consolidated VIEs included in total long-term debt on the Consolidated Balance Sheet. Long-term debt of VIEs is collateralized by the assets of the VIEs. At December 31, 2025, amount includes debt from credit card and automobile securitizations of $6.4 billion and other VIEs of $472 million. For more information, see *Note 6 – Securitizations and Other Variable Interest Entities.*

[3] Includes debt outstanding of $19.2 billion and $11.7 billion at December 31, 2025 and 2024 that was issued by BofA Finance LLC, a consolidated finance subsidiary of Bank of America Corporation, the parent company, and is fully and unconditionally guaranteed by the parent company.

During 2025, the Corporation issued $98.1 billion of long-term debt consisting of $36.5 billion of notes issued by Bank of America Corporation, $26.3 billion of notes issued by Bank of America, N.A. and $35.3 billion of other debt. During 2024, the Corporation issued $54.8 billion of long-term debt consisting of $17.8 billion of notes issued by Bank of America Corporation, $15.6 billion of notes issued by Bank of America, N.A. and $21.4 billion of other debt.

During 2025, the Corporation had total long-term debt maturities and redemptions in the aggregate of $74.6 billion consisting of $38.8 billion for Bank of America Corporation, $18.6 billion for Bank of America, N.A. and $17.2 billion of other debt. During 2024, the Corporation had total long-term debt maturities and redemptions in the aggregate of $66.6 billion consisting of $36.4 billion for Bank of America Corporation, $16.8 billion for Bank of America, N.A. and $13.4 billion of other debt.

Bank of America Corporation and Bank of America, N.A. maintain various U.S. and non-U.S. debt programs to offer both senior and subordinated notes. The notes may be denominated in U.S. dollars or foreign currencies. At December 31, 2025 and 2024, the amount of foreign currency-denominated debt translated into U.S. dollars included in total long-term debt was $57.5 billion and $43.8 billion. Foreign currency contracts may be used to convert certain foreign currency-denominated debt into U.S. dollars.

The weighted-average effective interest rates for total long-term debt (excluding senior structured notes), total fixed-rate debt and total floating-rate debt were 3.90 percent, 3.91 percent and 3.81 percent, respectively, at December 31, 2025, and 3.80 percent, 3.71 percent and 4.45 percent, respectively, at December 31, 2024. The Corporation's ALM activities maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to manage fluctuations in earnings caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity so that movements in interest rates do not have a significantly adverse effect on earnings and capital. The weighted-average rates are the contractual interest rates on the debt and do not reflect the impacts of derivative transactions.

The following table shows the carrying value for aggregate annual contractual maturities of long-term debt as of December 31, 2025. Included in the table are certain structured notes issued by the Corporation that contain provisions whereby the borrowings are redeemable at the option of the holder (put options) at specified dates prior to maturity. Other structured notes have coupon or repayment terms linked to the performance of debt or equity securities, indices, currencies or

commodities, and the maturity may be accelerated based on the value of a referenced index or security. In both cases, the Corporation or a subsidiary may be required to settle the obligation for cash or other securities prior to the contractual maturity date. These borrowings are reflected in the table as maturing at their contractual maturity date.

Long-term Debt by Maturity

(Dollars in millions)	2026	2027	2028	2029	2030	Thereafter	Total
Bank of America Corporation							
Senior notes	$ 2,907	$ 24,335	$ 30,504	$ 26,971	$ 8,469	$ 94,383	$ 187,569
Senior structured notes	2,372	1,119	455	723	1,389	14,311	20,369
Subordinated notes	4,893	2,036	893	—	—	17,606	25,428
Junior subordinated notes	—	193	—	—	—	557	750
Total Bank of America Corporation	10,172	27,683	31,852	27,694	9,858	126,857	234,116
Bank of America, N.A.							
Senior notes	12,955	3,250	667	—	—	—	16,872
Subordinated notes	—	—	—	—	—	1,403	1,403
Advances from Federal Home Loan Banks	4,128	3	7	2	5	30	4,175
Securitizations and other Bank VIEs [1]	2,499	1,480	1,794	481	88	100	6,442
Other	80	113	52	268	79	8	600
Total Bank of America, N.A.	19,662	4,846	2,520	751	172	1,541	29,492
Other debt							
Structured Liabilities	11,879	8,696	6,153	2,999	5,647	18,429	53,803
Nonbank VIEs [1]	—	—	—	—	3	402	405
Total other debt	11,879	8,696	6,153	2,999	5,650	18,831	54,208
Total long-term debt	$ 41,713	$ 41,225	$ 40,525	$ 31,444	$ 15,680	$ 147,229	$ 317,816

[1] Represents liabilities of consolidated VIEs included in total long-term debt on the Consolidated Balance Sheet.

NOTE 12 Commitments and Contingencies

In the normal course of business, the Corporation enters into a number of off-balance sheet commitments. These commitments expose the Corporation to varying degrees of credit and market risk and are subject to the same credit and market risk limitation reviews as those instruments recorded on the Consolidated Balance Sheet.

Credit Extension Commitments

The Corporation enters into commitments to extend credit such as loan commitments, SBLCs and commercial letters of credit to meet the financing needs of its customers. The following table includes the notional amount of unfunded legally binding lending commitments net of amounts distributed (i.e., syndicated or participated) to other financial institutions. The distributed amounts were $10.6 billion and $10.4 billion at December 31, 2025 and 2024. The carrying value of the Corporation's credit extension commitments at December 31, 2025 and 2024, excluding commitments accounted for under

the fair value option, was $1.2 billion and $1.1 billion, which predominantly related to the reserve for unfunded lending commitments. The carrying value of these commitments is classified in accrued expenses and other liabilities on the Consolidated Balance Sheet.

Legally binding commitments to extend credit generally have specified rates and maturities. Certain of these commitments have adverse change clauses that help to protect the Corporation against deterioration in the borrower's ability to pay.

The following table includes the notional amount of commitments of $2.4 billion and $2.2 billion at December 31, 2025 and 2024 that are accounted for under the fair value option. However, the table excludes the cumulative net fair value for these commitments of $67 million and $144 million at December 31, 2025 and 2024, which is classified in accrued expenses and other liabilities. For more information regarding the Corporation's loan commitments accounted for under the fair value option, see *Note 21 – Fair Value Option.*

Credit Extension Commitments

(Dollars in millions)	Expire in One Year or Less	Expire After One Year Through Three Years	Expire After Three Years Through Five Years	Expire After Five Years	Total
			December 31, 2025		
Notional amount of credit extension commitments					
Loan commitments [1]	$ 139,725	$ 224,524	$ 244,340	$ 24,587	$ 633,176
Home equity lines of credit	4,247	9,808	7,240	21,787	43,082
Standby letters of credit and financial guarantees [2]	24,086	9,626	4,018	386	38,116
Letters of credit	639	46	19	44	748
Other commitments [3]	15	57	54	1,002	1,128
Legally binding commitments	168,712	244,061	255,671	47,806	716,250
Credit card lines [4]	476,926	—	—	—	476,926
Total credit extension commitments	$ 645,638	$ 244,061	$ 255,671	$ 47,806	$ 1,193,176
			December 31, 2024		
Notional amount of credit extension commitments					
Loan commitments [1]	$ 123,520	$ 227,539	$ 191,469	$ 19,011	$ 561,539
Home equity lines of credit	3,518	10,570	8,920	21,272	44,280
Standby letters of credit and financial guarantees [2]	25,080	8,006	2,589	370	36,045
Letters of credit	781	142	8	19	950
Other commitments [3]	5	52	88	1,028	1,173
Legally binding commitments	152,904	246,309	203,074	41,700	643,987
Credit card lines [4]	456,185	—	—	—	456,185
Total credit extension commitments	$ 609,089	$ 246,309	$ 203,074	$ 41,700	$ 1,100,172

[1] At December 31, 2025 and 2024, $3.4 billion and $4.4 billion of these loan commitments were held in the form of a security.
[2] The notional amounts of SBLCs and financial guarantees classified as investment grade and non-investment grade based on the credit quality of the underlying reference name within the instrument were $26.8 billion and $10.4 billion at December 31, 2025, and $25.0 billion and $10.1 billion at December 31, 2024. Amounts in the table include consumer SBLCs of $987 million and $1.0 billion at December 31, 2025 and 2024.
[3] Primarily includes second-loss positions on lease-end residual value guarantees.
[4] Includes business card unused lines of credit.

Other Commitments

At December 31, 2025 and 2024, the Corporation had commitments to purchase loans (e.g., residential mortgage and commercial real estate) of $700 million and $242 million, which upon settlement will be included in trading account assets, loans or LHFS, and commitments to purchase commercial loans, net of amounts sold, of $558 million and $768 million, which upon settlement will be included in trading account assets.

At December 31, 2025 and 2024, the Corporation had commitments to enter into resale and forward-dated resale and securities borrowing agreements of $149.0 billion and $109.8 billion, and commitments to enter into forward-dated repurchase and securities lending agreements of $108.9 billion and $87.1 billion. A significant portion of these commitments will expire within the next 12 months.

At both December 31, 2025 and 2024, the Corporation had a commitment to originate or purchase up to $4.0 billion, on a rolling 12-month basis, of auto loans and leases from a strategic partner. This commitment extends through November 2030 and can be terminated with 12 months prior notice.

At December 31, 2025 and 2024, the Corporation had debt and equity security commitments totaling $884 million and $787 million.

As a Federal Reserve member bank, the Corporation is required to subscribe to a certain amount of shares issued by its Federal Reserve district bank, which pays cumulative dividends at a prescribed rate. At both December 31, 2025 and 2024, the Corporation had paid $5.4 billion for half of its subscribed shares, with the remaining half subject to call by the Federal Reserve district bank board, which the Corporation believes is remote.

Other Guarantees

Bank-owned Life Insurance Book Value Protection

The Corporation sells products that offer book value protection to insurance carriers who offer group life insurance policies to corporations, primarily banks. At December 31, 2025 and 2024, these guarantees, which are accounted for as derivatives, had a notional amount of $2.4 billion and $3.3 billion and an insignificant fair value. At December 31, 2025 and 2024, the Corporation's maximum exposure related to these guarantees totaled $377 million and $506 million, with an estimated maturity in 2034.

Indemnifications

In the ordinary course of business, the Corporation enters into various agreements that contain indemnifications, such as tax indemnifications, whereupon payment may become due if certain external events occur, such as a change in tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. These agreements typically contain an early termination clause that permits the Corporation to exit the agreement upon these events. The maximum potential future payment under indemnification agreements is difficult to assess for several reasons, including the occurrence of an external event, the inability to predict future changes in tax and other laws, the difficulty in determining how such laws would apply to parties in contracts, the absence of exposure limits contained in standard contract language and the timing of any early termination clauses. Historically, any payments made under these guarantees have been de minimis. The Corporation has assessed the probability of making such payments in the future as remote.

Merchant Services

The Corporation in its role as merchant acquirer or as a sponsor of other merchant acquirers may be held liable for any reversed charges that cannot be collected from the merchants due to, among other things, merchant fraud or insolvency. If charges are properly reversed after a purchase and cannot be collected from either the merchants or merchant acquirers, the Corporation may be held liable for these reversed charges. The ability to reverse a charge is primarily governed by the applicable payment network rules and regulations, which include, but are not limited to, the type of charge, type of payment used and time limits. The total amount of transactions subject to reversal under payment network rules and regulations processed for the preceding six-month period, which was approximately $194 billion, is an estimate of the Corporation's maximum potential exposure as of December 31, 2025. The Corporation's risk in this area primarily relates to circumstances where a cardholder has purchased goods or services for future delivery. The Corporation mitigates this risk by requiring cash deposits, guarantees, letters of credit or other types of collateral from certain merchants. The Corporation's reserves for contingent losses, and the losses incurred related to the merchant processing activity were not significant.

Exchange and Clearing House Member Guarantees

The Corporation is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and other countries. As a member, the Corporation may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member default and under other loss scenarios. The Corporation's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Corporation's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Corporation's maximum potential exposure under these membership agreements is difficult to estimate; however, the Corporation has assessed the probability of making any such payments as remote.

Prime Brokerage and Securities Clearing Services

In connection with its prime brokerage and clearing businesses, the Corporation performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Corporation stands ready to meet the obligations of its clients with respect to securities transactions. The Corporation's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Corporation on behalf of clients or their customers. The Corporation's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Corporation to incur material losses pursuant to these arrangements is remote.

Fixed Income Clearing Corporation Sponsored Member Repo Program

The Corporation acts as a sponsoring member in a repo program whereby the Corporation clears certain eligible resale and repurchase agreements through the Government Securities Division of the Fixed Income Clearing Corporation on behalf of clients that are sponsored members in accordance with the Fixed Income Clearing Corporation's rules. As part of this program, the Corporation guarantees the payment and performance of its sponsored members to the Fixed Income Clearing Corporation. The Corporation's guarantee obligation is secured by a security interest in cash or high-quality securities collateral placed by clients with the clearinghouse and therefore, the potential for the Corporation to incur significant losses under this arrangement is remote. The Corporation's maximum potential exposure, without taking into consideration the related collateral, was $339.1 billion and $191.9 billion at December 31, 2025 and 2024.

Other Guarantees

In the normal course of business, the Corporation periodically guarantees the obligations of its affiliates in a variety of transactions including ISDA-related transactions and non-ISDA related transactions such as commodities trading, repurchase agreements, prime brokerage agreements and other transactions.

Guarantees of Certain Long-term Debt

The Corporation, as the parent company, fully and unconditionally guarantees the securities issued by BofA Finance LLC, a consolidated finance subsidiary of the Corporation, and effectively provides for the full and unconditional guarantee of trust securities and capital securities issued by certain statutory trust companies that are 100 percent owned finance subsidiaries of the Corporation.

Representations and Warranties Obligations and Corporate Guarantees

The Corporation securitizes first-lien residential mortgage loans generally in the form of RMBS guaranteed by the GSEs or by GNMA in the case of FHA-insured, VA-guaranteed and Rural Housing Service-guaranteed mortgage loans, and sells pools of first-lien residential mortgage loans in the form of whole loans. In addition, in prior years, legacy companies and certain subsidiaries sold pools of first-lien residential mortgage loans and home equity loans as private-label securitizations or in the form of whole loans. In connection with these transactions, the Corporation or certain of its subsidiaries or legacy companies make and have made various representations and warranties. Breaches of these representations and warranties have resulted in and may continue to result in the requirement to repurchase mortgage loans or to otherwise make whole or provide indemnification or other remedies to sponsors, investors, securitization trusts, guarantors, insurers or other parties (collectively, repurchases).

Unresolved Repurchase Claims

Unresolved representations and warranties repurchase claims represent the notional amount of repurchase claims made by counterparties, typically the outstanding principal balance or the unpaid principal balance at the time of default. In the case of first-lien mortgages, the claim amount is often significantly greater than the expected loss amount due to the benefit of collateral and, in some cases, mortgage insurance or mortgage guarantee payments.

The notional amount of unresolved repurchase claims at both December 31, 2025 and 2024 was $2.1 billion. These balances included $837 million at both December 31, 2025 and 2024 of claims related to loans in specific private-label securitization groups or tranches where the Corporation owns substantially all of the outstanding securities or will otherwise realize the benefit of any repurchase claims paid.

During 2025, the Corporation received $39 million in new repurchase claims that were not time-barred. During 2025, $37 million in claims were resolved.

Reserve and Related Provision

The reserve for representations and warranties obligations and corporate guarantees was $184 million at both December 31, 2025 and 2024 and is included in accrued expenses and other liabilities on the Consolidated Balance Sheet, and the related provision is included in other income in the Consolidated Statement of Income. The representations and warranties reserve represents the Corporation's best estimate of probable incurred losses, is based on its experience in previous negotiations, and is subject to judgment, a variety of assumptions and known or unknown uncertainties. At December 31, 2025, the estimated range of possible loss in excess of the accrued representations and warranties reserve was not significant. Future representations and warranties losses may occur in excess of the amounts recorded for these exposures; however, the Corporation does not expect such amounts to be material to the Corporation's financial condition and liquidity.

Other Contingencies

In 2023, the Federal Deposit Insurance Corporation (FDIC) issued a final rule to impose a special assessment to recover certain estimated losses to the Deposit Insurance Fund (DIF) arising from the closures of Silicon Valley Bank and Signature Bank. The estimated losses will be recovered through quarterly special assessments collected from certain insured depository institutions, including the Corporation, and collection began during the three months ended June 30, 2024. At December 31, 2025 and 2024, the Corporation's accrual for its estimated share of the FDIC special assessment was $244 million and $1.7 billion. The decrease in the Corporation's accrual as of December 31, 2025 reflects quarterly assessments paid during 2025, as well as a $323 million reduction in the Corporation's estimated share of the FDIC special assessment during the second half of 2025. The final quarterly special assessment payment is scheduled for the first quarter of 2026. The FDIC retains the authority to impose a one-time supplemental assessment should actual losses to the DIF exceed the total amount collected, or provide an offset against regular deposit insurance assessments if collections exceed actual losses to the DIF. The Corporation would recognize any such adjustment in the period in which the underlying determination is made.

Litigation and Regulatory Matters

In the ordinary course of business, the Corporation and its subsidiaries are routinely defendants in or parties to many pending and threatened legal, regulatory and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation generally cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters, or eventual loss, fines or penalties related to each pending matter.

As a matter develops, the Corporation, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable, and, for the matters disclosed below, whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency is deemed to be both probable and estimable, the Corporation will establish an accrued liability and record a corresponding amount of litigation-related expense. The Corporation continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established. Excluding expenses of internal and external legal service providers, litigation and regulatory investigation-related expense of $422 million, $266 million and $519 million was recognized in 2025, 2024 and 2023.

For any matter disclosed in this Note for which a loss in future periods is reasonably possible and estimable (whether in excess of an accrued liability or where there is no accrued liability), the Corporation's estimated range of possible loss is $0 to $0.5 billion in excess of the accrued liability, if any, as of December 31, 2025.

The accrued liability and estimated range of possible loss are based upon currently available information and subject to significant judgment, a variety of assumptions and known and unknown uncertainties. The matters underlying the accrued liability and estimated range of possible loss are unpredictable and may change from time to time, and actual losses may vary significantly from the current estimate and accrual. The estimated range of possible loss does not represent the Corporation's maximum loss exposure.

Information is provided below regarding the nature of the litigation or other contingency and, where specified, associated claimed damages. Based on current knowledge, and taking into account accrued liabilities, management does not believe that loss contingencies arising from pending matters, including the matters described below, will have a material adverse effect on the consolidated financial condition or liquidity of the Corporation. However, in light of the significant judgment, variety of assumptions and uncertainties involved in those matters, some of which are beyond the Corporation's control, and the very large or indeterminate damages sought in some of those matters, an adverse outcome in one or more of those matters could be material to the Corporation's business or results of operations for any particular reporting period, or cause significant reputational harm.

Bank Secrecy Act/Anti-Money Laundering and Economic Sanctions Compliance

BANA agreed to a Consent Order announced by the Office of the Comptroller of the Currency (OCC) on December 23, 2024, and the Corporation continues to respond to requests for information from other regulators, relating to certain aspects of its BSA/AML and Economic Sanctions Compliance Programs (Programs). Since late 2023, the Corporation has been working with regulators to make changes to its Programs and has already completed significant steps to satisfy requirements of the Consent Order. The Corporation does not believe that these issues relating to the Programs will have a material adverse financial impact on the Corporation.

Deposit Insurance Assessment

In 2017, the FDIC filed suit against BANA in the U.S. District Court for the District of Columbia (DC District Court) alleging that BANA underpaid assessments to the DIF in the 2012-2014 time frame and asserting claims under the Federal Deposit Insurance Act and for unjust enrichment. The FDIC Enforcement Section has also conducted a parallel investigation related to the same alleged underpayments. On March 31, 2025, the DC District Court granted the FDIC's motion for summary judgment

in the amount of $540 million plus interest, related to assessments to the DIF. At the same time, the DC District Court granted BANA's motion for summary judgment, finding that the FDIC is not entitled to recover with respect to assessments to the DIF totaling $583 million. The DC District Court denied the other claims and counterclaims in the case. On July 3, 2025, BANA paid the FDIC a total of $657 million which reflects the judgment and BANA's calculation of interest, which had been previously accrued by the Corporation. The FDIC seeks an additional payment of approximately $255 million and additional interest that continues to accrue based on the FDIC's methodology for calculating interest, which BANA disputes. Pending the DC District Court's resolution, BANA has pledged security satisfactory to the FDIC with respect to the disputed amount of interest.

Fair Access to Banking

The Corporation is responding to demands and requests regarding "fair access to banking," including those resulting from Executive Order 14331 "Guaranteeing Fair Banking for All Americans" which directed government agencies to review financial institutions' policies and practices for providing, maintaining, or discontinuing financial products or services to certain clients or potential clients.

LIBOR

Beginning in 2011, multiple class actions were filed against the Corporation, BANA and certain Merrill Lynch entities, as well as other banks on the U.S. Dollar LIBOR panel. These actions alleged that defendants manipulated LIBOR during the financial crisis and asserted a variety of antitrust and other claims and sought monetary and injunctive relief. The relevant cases were consolidated in the U.S. District Court for the Southern District of New York (NY District Court) and on September 25, 2025, the NY District Court granted Defendants' motion for summary judgment and dismissed all remaining claims against the Corporation, BANA, the Merrill Lynch entities and all other defendant banks. Plaintiffs have appealed to the U.S. Court of Appeals for the Second Circuit.

Unemployment Insurance Prepaid Cards

Beginning in January 2021, BANA was named as a defendant in putative class action and mass action lawsuits related to its administration of prepaid debit cards to distribute unemployment and other state benefits, including for the State of California, which was the largest program administered by BANA as measured by total benefits and number of participants. The California lawsuits have been consolidated into a multidistrict litigation in the U.S. District Court for the Southern District of California where plaintiffs assert claims for violations of the Electronic Fund Transfer Act, state statutory and common law claims and due process, and seek monetary damages and injunctive relief based on allegations that BANA failed to properly investigate and remediate cardholder claims of fraudulent transactions and to prevent fraud, among other allegations.

On June 16, 2025, the U.S. District Court for the Southern District of California (CA District Court) issued an order certifying classes of certain individuals who received California unemployment benefits via BANA prepaid debit cards. On October 17, 2025, BANA filed a motion for partial summary judgment. The motion remains pending.

NOTE 13 Shareholders' Equity

Common Stock

Declared Quarterly Cash Dividends on Common Stock [1]

Declaration Date	Record Date	Payment Date	Dividend Per Share
February 3, 2026	March 6, 2026	March 27, 2026	$ 0.28
October 23, 2025	December 5, 2025	December 26,2025	0.28
July 23, 2025	September 5, 2025	September 26, 2025	0.28
April 23, 2025	June 6, 2025	June 27, 2025	0.26
January 29, 2025	March 7, 2025	March 28, 2025	0.26

[1] In 2025, and through February 25, 2026.

The cash dividends paid per share of common stock were $1.08, $1.00 and $0.92 for 2025, 2024 and 2023, respectively.

The table below summarizes common stock repurchases during 2025, 2024 and 2023.

Common Stock Repurchase Summary

(in millions)	2025	2024	2023
Total share repurchases, including CCAR capital plan repurchases	452	332	147
Purchase price of shares repurchased and retired [1]	$ 21,433	$ 13,104	$ 4,576

[1] Consists of repurchases pursuant to the Corporation's CCAR capital plans and includes excise taxes.

During 2025, in connection with employee stock plans, the Corporation issued 86 million shares of its common stock and, to satisfy tax withholding obligations, repurchased 33 million shares of common stock. At December 31, 2025, the Corporation had reserved 586 million unissued shares of common stock for future issuances under employee stock plans, convertible notes and preferred stock.

Preferred Stock

The cash dividends declared on preferred stock were $1.4 billion in 2025 and $1.6 billion in both 2024 and 2023.

On April 29, 2025, the Corporation issued 120,000 shares of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series OO for $3.0 billion, with quarterly dividends commencing in August 2025. Series OO Preferred Stock has a liquidation preference of $25,000 per share and is subject to certain restrictions in the event the Corporation fails to declare and pay full dividends.

On July 24, 2025, the Corporation issued 100,000 shares of 6.250% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series UU for $2.5 billion, with quarterly dividends commencing in October 2025. The Series UU Preferred Stock has a liquidation preference of $25,000 per share and is subject to certain restrictions in the event the Corporation fails to declare and pay full dividends.

During 2025, the Corporation fully redeemed Series MM and Series AA Preferred Stock at their liquidation preference values for a total of $2.7 billion.

All series of preferred stock in the Preferred Stock Summary table have a par value of $0.01 per share, are not subject to the operation of a sinking fund, have no participation rights, and with the exception of the Series L Preferred Stock, are not convertible. The holders of the Series B Preferred Stock and Series 1 through 5 Preferred Stock have general voting rights and vote together with the common stock. The holders of the other series included in the table have no general voting rights. All outstanding series of preferred stock of the Corporation have preference over the Corporation's common stock with respect to the payment of dividends and distribution of the Corporation's assets in the event of a liquidation or dissolution. With the exception of the Series B, F and G Preferred Stock, if any dividend payable on these series is in arrears for three or more semi-annual or six or more quarterly dividend periods, as applicable (whether consecutive or not), the holders of these series and any other class or series of preferred stock ranking equally as to payment of dividends and upon which equivalent voting rights have been conferred and are exercisable (voting as a single class) will be entitled to vote for the election of two additional directors. These voting rights terminate when the Corporation has paid in full dividends on these series for at least two semi-annual or four quarterly dividend periods, as applicable, following the dividend arrearage.

The 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L (Series L Preferred Stock) does not have early redemption/call rights. Each share of the Series L Preferred Stock may be converted at any time, at the option of the holder, into 20 shares of the Corporation's common stock plus cash in lieu of fractional shares. The Corporation may cause some or all of the Series L Preferred Stock, at its option, at any time or from time to time, to be converted into shares of common stock at the then-applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of common stock exceeds 130 percent of the then-applicable conversion price of the Series L Preferred Stock. If a conversion of Series L Preferred Stock occurs at the option of the holder, subsequent to a dividend record date but prior to the dividend payment date, the Corporation will still pay any accrued dividends payable.

The following table presents a summary of perpetual preferred stock outstanding at December 31, 2025.

Preferred Stock Summary

(Dollars in millions, except as noted)

Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying Value	Per Annum Dividend Rate	Dividend per Share (in dollars)[1]	Annual Dividend	Redemption Period [2]
Series B	7.000% Cumulative Redeemable	June 1997	7,065	$ 100	$ 1	7.00 %	$ 7	$ —	n/a
Series E [3]	Floating Rate Non-Cumulative	November 2006	12,317	25,000	308	3-mo. CME Term SOFR + 61.161 bps [4][5]	1.26	15	On or after November 15, 2011
Series F	Floating Rate Non-Cumulative	March 2012	1,409	100,000	141	3-mo. CME Term SOFR + 66.161 bps [4][5]	4,983.42	7	On or after March 15, 2012
Series G	Adjustable Rate Non-Cumulative	March 2012	4,925	100,000	492	3-mo. CME Term SOFR + 66.161 bps [4][5]	4,983.42	25	On or after March 15, 2012
Series L	7.25% Non-Cumulative Perpetual Convertible	January 2008	3,080,182	1,000	3,080	7.25 %	72.50	223	n/a
Series DD [6][7]	Fixed-to-Floating Rate Non-Cumulative	March 2016	40,000	25,000	1,000	6.300% to, but excluding, 3/10/26; 3-mo. CME Term SOFR +481.461 bps thereafter [5]	63.00	63	On or after March 10, 2026
Series FF [6]	Fixed-to-Floating Rate Non-Cumulative	March 2018	90,833	25,000	2,271	5.875% to, but excluding, 3/15/28; 3-mo. CME Term SOFR +319.261 bps thereafter [5]	58.75	133	On or after March 15, 2028
Series GG [3]	6.000% Non-Cumulative	May 2018	54,000	25,000	1,350	6.000 %	1.50	81	On or after May 16, 2023
Series HH [3]	5.875% Non-Cumulative	July 2018	34,049	25,000	851	5.875 %	1.47	50	On or after July 24, 2023
Series KK [3]	5.375% Non-Cumulative	June 2019	55,273	25,000	1,382	5.375 %	1.34	74	On or after June 25, 2024
Series LL [3]	5.000% Non-Cumulative	September 2019	52,045	25,000	1,301	5.000 %	1.25	65	On or after September 17, 2024
Series NN [3]	4.375% Non-Cumulative	October 2020	42,993	25,000	1,075	4.375 %	1.09	47	On or after November 3, 2025
Series OO [8]	6.625% Fixed-Rate Reset Non-Cumulative	April 2025	120,000	25,000	3,000	6.625% to, but excluding, 5/1/30; 5-yr U.S. Treasury Rate + 268.4 bps thereafter	50.06	150	On or after May 1, 2030
Series PP [3]	4.125% Non-Cumulative	January 2021	36,500	25,000	912	4.125 %	1.03	38	On or after February 2, 2026
Series QQ [3]	4.250% Non-Cumulative	October 2021	51,879	25,000	1,297	4.250 %	1.06	55	On or after November 17, 2026
Series RR [8]	4.375% Fixed-Rate Reset Non-Cumulative	January 2022	66,738	25,000	1,668	4.375% to, but excluding 1/27/27; 5-yr U.S. Treasury Rate + 276 bps thereafter	43.75	73	On or after January 27, 2027
Series SS [3]	4.750% Non-Cumulative	January 2022	27,463	25,000	687	4.750 %	1.19	33	On or after February 17, 2027
Series TT [8]	6.125% Fixed-Rate Reset Non-Cumulative	April 2022	80,000	25,000	2,000	6.125% to, but excluding, 4/27/27; 5-yr U.S. Treasury Rate + 323.1 bps thereafter	61.25	122	On or after April 27, 2027
Series UU [8]	6.250% Fixed-Rate Reset Non-Cumulative	July 2025	100,000	25,000	2,500	6.250% to, but excluding, 7/26/30; 5-yr U.S. Treasury Rate + 235.1 bps thereafter	31.60	79	On or after July 26, 2030
Series 1 [9]	Floating Rate Non-Cumulative	November 2004	3,185	30,000	96	3-mo. CME Term SOFR + 101.161 bps [5][10]	1.34	5	On or after November 28, 2009
Series 2 [9]	Floating Rate Non-Cumulative	March 2005	9,967	30,000	299	3-mo. CME Term SOFR + 91.161 bps [5][10]	1.33	16	On or after November 28, 2009
Series 4 [9]	Floating Rate Non-Cumulative	November 2005	7,010	30,000	210	3-mo. CME Term SOFR + 101.161 bps [4][5]	1.36	11	On or after November 28, 2010
Series 5 [9]	Floating Rate Non-Cumulative	March 2007	13,331	30,000	400	3-mo. CME Term SOFR + 76.161 bps [4][5]	1.29	21	On or after May 21, 2012
Issuance costs and certain adjustments					(329)				
Total			**3,991,164**		**$25,992**				

[1] For all series of preferred stock other than Series B, Series F, Series G and Series L, "Dividend per Share" means the amount of dividends per depositary share of such series.
[2] The Corporation may redeem series of preferred stock on or after the redemption date, in whole or in part, at its option, at the liquidation preference plus declared and unpaid dividends. Series B and Series L Preferred Stock do not have early redemption/call rights.
[3] Ownership is held in the form of depositary shares, each representing a 1/1,000th interest in a share of preferred stock, paying a quarterly cash dividend, if and when declared.
[4] Subject to 4.00% minimum rate per annum.
[5] The number of basis points to be added to 3-mo. Term SOFR is equal to the original basis point spread applicable to floating rate periods when the preferred stock was originally issued, plus a tenor spread adjustment of 26.161 bps relating to the transition from 3-mo. LIBOR to 3-mo. Term SOFR.
[6] Ownership is held in the form of depositary shares, each representing a 1/25th interest in a share of preferred stock, paying a semi-annual cash dividend, if and when declared, until the first redemption date at which time, it adjusts to a quarterly cash dividend, if and when declared, thereafter.
[7] Notice of redemption was sent on February 5, 2026, with redemption to occur on March 10, 2026.
[8] Ownership is held in the form of depositary shares, each representing a 1/25th interest in a share of preferred stock, paying a quarterly cash dividend, if and when declared.
[9] Ownership is held in the form of depositary shares, each representing a 1/1,200th interest in a share of preferred stock, paying a quarterly cash dividend, if and when declared.
[10] Subject to 3.00% minimum rate per annum.
n/a = not applicable

NOTE 14 Accumulated Other Comprehensive Income (Loss)

The table below presents the changes in accumulated OCI after-tax for 2025, 2024 and 2023.

(Dollars in millions)	Debt Securities	Debit Valuation Adjustments	Derivatives	Employee Benefit Plans	Foreign Currency	Total
Balance, December 31, 2022	$ (2,983)	$ (881)	$ (11,935)	$ (4,309)	$ (1,048)	$ (21,156)
Net change	573	(686)	3,919	(439)	1	3,368
Balance, December 31, 2023	$ (2,410)	$ (1,567)	$ (8,016)	$ (4,748)	$ (1,047)	$ (17,788)
Net change	158	(127)	2,428	131	(87)	2,503
Balance, December 31, 2024	$ (2,252)	$ (1,694)	$ (5,588)	$ (4,617)	$ (1,134)	$ (15,285)
Net change	1,156	(329)	3,590	319	23	4,759
Balance, December 31, 2025	$ (1,096)	$ (2,023)	$ (1,998)	$ (4,298)	$ (1,111)	$ (10,526)

The table below presents the net change in fair value recorded in accumulated OCI, net realized gains and losses reclassified into earnings and other changes for each component of OCI pre- and after-tax for 2025, 2024 and 2023.

(Dollars in millions)	Pretax	Tax effect	After-tax	Pretax	Tax effect	After-tax	Pretax	Tax effect	After-tax
		2025			2024			2023	
Debt securities:									
Net increase (decrease) in fair value	$ 1,535	$ (394)	$ 1,141	$ 185	$ (49)	$ 136	$ 348	$ (79)	$ 269
Net realized (gains) losses reclassified into earnings [1]	20	(5)	15	29	(7)	22	405	(101)	304
Net change	1,555	(399)	1,156	214	(56)	158	753	(180)	573
Debit valuation adjustments:									
Net increase (decrease) in fair value	(440)	108	(332)	(180)	45	(135)	(917)	223	(694)
Net realized (gains) losses reclassified into earnings [1]	3	—	3	12	(4)	8	11	(3)	8
Net change	(437)	108	(329)	(168)	41	(127)	(906)	220	(686)
Derivatives:									
Net increase (decrease) in fair value	3,294	(862)	2,432	433	(107)	326	2,064	(514)	1,550
Reclassifications into earnings:									
Net interest income	1,552	(378)	1,174	2,692	(674)	2,018	1,153	(288)	865
Market making and similar activities	—	—	—	146	(35)	111	2,031	(508)	1,523
Compensation and benefits expense	(21)	5	(16)	(35)	8	(27)	(25)	6	(19)
Net realized (gains) losses reclassified into earnings	1,531	(373)	1,158	2,803	(701)	2,102	3,159	(790)	2,369
Net change	4,825	(1,235)	3,590	3,236	(808)	2,428	5,223	(1,304)	3,919
Employee benefit plans:									
Net increase (decrease) in fair value	315	(75)	240	29	(8)	21	(642)	162	(480)
Net actuarial losses and other reclassified into earnings [2]	163	(84)	79	148	(37)	111	56	(16)	40
Settlements, curtailments and other	—	—	—	(1)	—	(1)	1	—	1
Net change	478	(159)	319	176	(45)	131	(585)	146	(439)
Foreign currency:									
Net increase (decrease) in fair value	(651)	673	22	521	(615)	(94)	(177)	192	15
Net realized (gains) losses reclassified into earnings [1]	3	(2)	1	41	(34)	7	(48)	34	(14)
Net change	(648)	671	23	562	(649)	(87)	(225)	226	1
Total other comprehensive income (loss)	$ 5,773	$ (1,014)	$ 4,759	$ 4,020	$ (1,517)	$ 2,503	$ 4,260	$ (892)	$ 3,368

[1] Reclassifications of pretax debt securities, DVA and foreign currency (gains) losses are recorded in other income in the Consolidated Statement of Income.
[2] Reclassifications of pretax employee benefit plan costs are recorded in other general operating expense in the Consolidated Statement of Income.

NOTE 15 Earnings Per Common Share

The calculation of EPS and diluted EPS for 2025, 2024 and 2023 is presented below. For more information on the calculation of EPS, see *Note 1 – Summary of Significant Accounting Principles*.

(In millions, except per share information)	2025		2024		2023
Earnings per common share					
Net income	$	**30,509**	$ 26,973	$	26,305
Preferred stock dividends and other		**(1,454)**	(1,629)		(1,649)
Net income applicable to common shareholders	$	**29,055**	$ 25,344	$	24,656
Average common shares issued and outstanding		**7,521.9**	7,855.5		8,028.6
Earnings per common share	$	**3.86**	$ 3.23	$	3.07
Diluted earnings per common share					
Net income applicable to common shareholders	$	**29,055**	$ 25,344	$	24,656
Add preferred stock dividends due to assumed conversions		**223**	—		—
Net income allocated to common shareholders	$	**29,278**	$ 25,344	$	24,656
Average common shares issued and outstanding		**7,521.9**	7,855.5		8,028.6
Dilutive potential common shares		**159.0**	80.3		51.9
Total average diluted common shares issued and outstanding		**7,680.9**	7,935.8		8,080.5
Diluted earnings per common share	$	**3.81**	$ 3.19	$	3.05

Diluted EPS is calculated by adjusting net income applicable to common shareholders and average common shares issued and outstanding for the potential impact, if dilutive, of any instruments that are exercisable or convertible into common shares. As the Corporation's Series L convertible preferred stock (Series L) was dilutive to EPS for 2025, total average dilutive common shares issued and outstanding included 62 million common shares, as the Series L was assumed to have been converted into common shares as of the beginning of 2025. In addition, for 2025, Series L preferred dividends of $223 million were included in net income allocated to common shareholders, as they would have been paid if the Series L was converted. For 2024 and 2023, the Corporation's Series L was antidilutive, and therefore, there was no assumed conversion of any shares.

NOTE 16 Regulatory Requirements and Restrictions

The Board of Governors of the Federal Reserve System (Federal Reserve), Office of the Comptroller of the Currency (OCC) and FDIC (collectively, U.S. banking regulators) jointly establish regulatory capital adequacy rules, including Basel 3, for U.S. banking organizations. As a financial holding company, the Corporation is subject to capital adequacy rules issued by the Federal Reserve. The Corporation's banking entity affiliates are subject to capital adequacy rules issued by the OCC.

The Corporation and its primary affiliated banking entity, BANA, are Advanced approaches institutions under Basel 3 and are required to report regulatory risk-based capital ratios and risk-weighted assets under both the Standardized and Advanced approaches. The lower of the capital ratios under Standardized or Advanced approaches compared to their respective regulatory capital ratio requirements is used to assess capital adequacy, including under the Prompt Corrective Action (PCA) framework.

At December 31, 2025 and 2024, the Corporation was also required to maintain a minimum supplementary leverage ratio (SLR) of 3.0 percent plus a leverage buffer of 2.0 percent in order to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. The Corporation's insured depository institution subsidiaries were also required to maintain a minimum SLR of 6.0 percent to be considered well capitalized under the PCA framework.

The following table presents capital ratios and related information in accordance with Basel 3 Standardized and Advanced approaches as measured at December 31, 2025 and 2024 for the Corporation and BANA.

Regulatory Capital under Basel 3

(Dollars in millions, except as noted)	Bank of America Corporation			Bank of America, N.A.		
	Standardized Approach [1]	Advanced Approaches [1]	Regulatory Minimum [2]	Standardized Approach [1]	Advanced Approaches [1]	Regulatory Minimum [3]
	December 31, 2025					
Risk-based capital metrics:						
Common equity tier 1 capital	$ 201,410	$ 201,410		$ 190,831	$ 190,831	
Tier 1 capital	227,382	227,382		190,831	190,831	
Total capital [4]	261,232	250,347		206,640	196,006	
Risk-weighted assets (in billions)	1,773	1,570		1,530	1,227	
Common equity tier 1 capital ratio	11.4 %	12.8 %	10.0 %	12.5 %	15.6 %	7.0 %
Tier 1 capital ratio	12.8	14.5	11.5	12.5	15.6	8.5
Total capital ratio	14.7	15.9	13.5	13.5	16.0	10.5
Leverage-based metrics:						
Adjusted quarterly average assets (in billions) [5]	$ 3,348	$ 3,348		$ 2,592	$ 2,592	
Tier 1 leverage ratio	6.8 %	6.8 %	4.0	7.4 %	7.4 %	5.0
Supplementary leverage exposure (in billions)		$ 3,986			$ 3,101	
Supplementary leverage ratio		5.7 %	5.0		6.2 %	6.0
	December 31, 2024					
Risk-based capital metrics [6]:						
Common equity tier 1 capital	$ 201,083	$ 201,083		$ 194,341	$ 194,341	
Tier 1 capital	223,458	223,458		194,341	194,341	
Total capital [4]	255,363	244,809		209,256	198,923	
Risk-weighted assets (in billions)	1,696	1,490		1,444	1,151	
Common equity tier 1 capital ratio	11.9 %	13.5 %	10.7 %	13.5 %	16.9 %	7.0 %
Tier 1 capital ratio	13.2	15.0	12.2	13.5	16.9	8.5
Total capital ratio	15.1	16.4	14.2	14.5	17.3	10.5
Leverage-based metrics:						
Adjusted quarterly average assets (in billions) [5]	$ 3,240	$ 3,240		$ 2,546	$ 2,546	
Tier 1 leverage ratio	6.9 %	6.9 %	4.0	7.6 %	7.6 %	5.0
Supplementary leverage exposure (in billions)		$ 3,818			$ 3,015	
Supplementary leverage ratio		5.9 %	5.0		6.4 %	6.0

[1] As of January 1, 2025, CECL transition provision's impact was fully phased-in. Capital ratios as of December 31, 2024 were calculated using the regulatory capital rule that allowed a five-year transition period related to the adoption of the CECL accounting standard on January 1, 2020.

[2] The CET1 capital regulatory minimum is the sum of the CET1 capital ratio minimum of 4.5 percent, the Corporation's G-SIB surcharge of 3.0 percent, and SCB (under the Standardized approach) of 2.5 percent at December 31, 2025 and 3.2 percent at December 31, 2024. The countercyclical capital buffer was zero for both periods. The SLR regulatory minimum includes a leverage buffer of 2.0 percent.

[3] Risk-based capital regulatory minimums at both December 31, 2025 and 2024 are the minimum ratios under Basel 3 including a capital conservation buffer of 2.5 percent. The regulatory minimums for the leverage ratios as of both period ends are the percent required to be considered well capitalized under the PCA framework.

[4] Total capital under the Advanced approaches differs from the Standardized approach due to differences in the amount permitted in Tier 2 capital related to the qualifying allowance for credit losses.

[5] Reflects total average assets adjusted for certain Tier 1 capital deductions.

[6] Effective in the fourth quarter of 2025, the Corporation elected to change its accounting methods for certain tax-related equity investments and applied those changes retrospectively through cumulative adjustment to retained earnings. Under applicable bank regulatory rules, the Corporation is not required to revise previously-filed regulatory capital ratios and, accordingly, did not revise regulatory capital information as of December 31, 2024.

The capital adequacy rules issued by the U.S. banking regulators require institutions to meet the established minimums outlined in the table above. Failure to meet the minimum requirements can lead to certain mandatory and discretionary actions by regulators that could have a material adverse impact on the Corporation's financial position. At December 31, 2025 and 2024, the Corporation and its banking entity affiliates were well capitalized.

Other Regulatory Matters

At December 31, 2025 and 2024, the Corporation had cash and cash equivalents in the amount of $4.4 billion and $4.0 billion, and securities with a fair value of $13.2 billion and $18.3 billion that were segregated in compliance with securities regulations. Cash and cash equivalents segregated in compliance with securities regulations are a component of restricted cash. For more information, see *Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash*. In addition, at December 31, 2025 and 2024, the Corporation had cash deposited with clearing organizations of $28.3 billion and $21.5 billion primarily recorded in other assets on the Consolidated Balance Sheet.

Bank Subsidiary Distributions

The primary sources of funds for cash distributions by the Corporation to its shareholders are capital distributions received from its bank subsidiaries, BANA and Bank of America California, N.A. In 2025, the Corporation received dividends of $33.6 billion from BANA. No dividends were received from Bank of America California, N.A in 2025.

The amount of dividends that a subsidiary bank may declare in a calendar year without OCC approval is the subsidiary bank's net profits for that year combined with its retained net profits for the preceding two years. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. In 2026, BANA can declare and pay dividends of approximately $6.3 billion to the Corporation plus an additional amount equal to its retained net profits for 2026 up to the date of any such dividend declaration.

NOTE 17 Employee Benefit Plans

Pension and Postretirement Plans

The Corporation sponsors a qualified noncontributory trusteed pension plan (Qualified Pension Plan), a number of noncontributory nonqualified pension plans and postretirement health and life plans that cover eligible employees. Non-U.S. pension plans sponsored by the Corporation vary based on the country and local practices.

The Qualified Pension Plan has a balance guarantee feature for account balances with participant-selected investments, applied at the time a benefit payment is made from the plan that effectively provides principal protection for participant balances transferred and certain compensation credits. The Corporation is responsible for funding any shortfall on the guarantee feature.

Benefits earned under the Qualified Pension Plan have been frozen. Thereafter, the cash balance accounts continue to earn investment credits or interest credits in accordance with the terms of the plan document.

The Corporation has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan (Other Pension Plan). The Corporation, under a supplemental agreement, may be responsible for or benefit from actual experience and investment performance of the annuity assets. The Corporation made no contribution under this agreement in 2025 or 2024. Contributions may be required in the future under this agreement.

The Corporation's noncontributory, nonqualified pension plans are unfunded and provide supplemental defined pension benefits to certain eligible employees.

In addition to retirement pension benefits, certain benefits-eligible employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. These plans are referred to as the Postretirement Health and Life Plans.

The Pension and Postretirement Plans table summarizes the changes in the fair value of plan assets, changes in the projected benefit obligation (PBO), the funded status of both the accumulated benefit obligation (ABO) and the PBO, and the weighted-average assumptions used to determine benefit obligations for the pension plans and postretirement plans at December 31, 2025 and 2024. The estimate of the Corporation's PBO associated with these plans considers various actuarial assumptions, including assumptions for mortality rates and discount rates. The discount rate assumptions are derived from a cash flow matching technique that utilizes rates that are based on Aa-rated corporate bonds with cash flows that match estimated benefit payments of each of the plans. The decreases in the weighted-average discount rates in 2025 resulted in an increase to the PBO of $225 million at December 31, 2025. The increases in the weighted-average discount rates in 2024 resulted in a decrease to the PBO of $767 million at December 31, 2024. Significant gains and losses related to changes in the PBO for 2025 and 2024 primarily resulted from changes in the discount rate.

Pension and Postretirement Plans [1]

(Dollars in millions)	Qualified Pension Plan 2025	Qualified Pension Plan 2024	Non-U.S. Pension Plans 2025	Non-U.S. Pension Plans 2024	Nonqualified and Other Pension Plans 2025	Nonqualified and Other Pension Plans 2024	Postretirement Health and Life Plans 2025	Postretirement Health and Life Plans 2024
Fair value, January 1	$ 17,624	$ 17,632	$ 1,580	$ 1,779	$ 1,739	$ 1,849	$ 88	$ 98
Actual return on plan assets	1,894	984	48	(103)	118	33	4	4
Company contributions	—	—	30	24	79	80	36	16
Plan participant contributions	—	—	2	1	—	—	115	106
Settlements and curtailments	—	—	(1)	(1)	—	—	—	—
Benefits paid	(1,096)	(992)	(88)	(77)	(217)	(223)	(153)	(136)
Foreign currency exchange rate changes	n/a	n/a	118	(43)	n/a	n/a	n/a	n/a
Fair value, December 31	$ 18,422	$ 17,624	$ 1,689	$ 1,580	$ 1,719	$ 1,739	$ 90	$ 88
Change in projected benefit obligation								
Projected benefit obligation, January 1	$ 11,105	$ 11,769	$ 1,769	$ 1,974	$ 1,966	$ 2,092	$ 640	$ 672
Service cost	—	—	36	31	—	—	2	2
Interest cost	608	587	92	86	104	103	35	33
Plan participant contributions	—	—	2	1	—	—	115	106
Plan amendments	—	—	3	(9)	—	—	—	—
Settlements and curtailments	—	—	(1)	(1)	—	—	—	—
Actuarial loss (gain)	348	(259)	(33)	(185)	68	(6)	3	(37)
Benefits paid	(1,096)	(992)	(88)	(77)	(217)	(223)	(153)	(136)
Foreign currency exchange rate changes	n/a	n/a	115	(51)	n/a	n/a	2	—
Projected benefit obligation, December 31	$ 10,965	$ 11,105	$ 1,895	$ 1,769	$ 1,921	$ 1,966	$ 644	$ 640
Amounts recognized on Consolidated Balance Sheet								
Other assets	$ 7,457	$ 6,519	$ 245	$ 234	$ 448	$ 431	$ —	$ —
Accrued expenses and other liabilities	—	—	(451)	(423)	(650)	(658)	(554)	(552)
Net amount recognized, December 31	$ 7,457	$ 6,519	$ (206)	$ (189)	$ (202)	$ (227)	$ (554)	$ (552)
Funded status, December 31								
Accumulated benefit obligation	$ 10,965	$ 11,105	$ 1,811	$ 1,696	$ 1,921	$ 1,966	n/a	n/a
Overfunded (unfunded) status of ABO	7,457	6,519	(122)	(116)	(202)	(227)	n/a	n/a
Provision for future salaries	—	—	84	73	—	—	n/a	n/a
Projected benefit obligation	10,965	11,105	1,895	1,769	1,921	1,966	$ 644	$ 640
Weighted-average assumptions, December 31								
Discount rate	5.48 %	5.67 %	5.14 %	5.15 %	5.29 %	5.61 %	5.53 %	5.78 %
Rate of compensation increase	n/a	n/a	4.03	4.35	4.00	4.00	n/a	n/a
Interest-crediting rate	5.41 %	5.42 %	2.31	2.08	4.61	4.73	n/a	n/a

[1] The measurement date for all of the above plans was December 31 of each year reported.

n/a = not applicable

The Corporation's estimate of its contributions to be made to the Non-U.S. Pension Plans, Nonqualified and Other Pension Plans, and Postretirement Health and Life Plans in 2026 is $40 million, $90 million and $33 million, respectively. The Corporation does not expect to make a contribution to the Qualified Pension Plan in 2026. It is the policy of the Corporation to fund no less than the minimum funding amount required by the Employee Retirement Income Security Act of 1974 (ERISA).

Pension Plans with ABO and PBO in excess of plan assets as of December 31, 2025 and 2024 are presented in the table below. For these plans, funding strategies vary due to legal requirements and local practices.

Plans with ABO and PBO in Excess of Plan Assets

(Dollars in millions)	Non-U.S. Pension Plans		Nonqualified and Other Pension Plans	
	2025	2024	2025	2024
PBO	$ 517	$ 496	$ 651	$ 659
ABO	445	433	651	659
Fair value of plan assets	67	75	—	—

Components of Net Periodic Benefit Cost

(Dollars in millions)	Qualified Pension Plan			Non-U.S. Pension Plans		
	2025	2024	2023	2025	2024	2023
Components of net periodic benefit cost (income)						
Service cost	$ —	$ —	$ —	$ 36	$ 31	$ 27
Interest cost	608	587	616	92	86	80
Expected return on plan assets	(1,188)	(1,206)	(1,191)	(77)	(89)	(72)
Amortization of actuarial loss (gain) and prior service cost	144	134	94	17	16	11
Recognized loss (gain) due to settlements, curtailments, and other	—	—	—	—	(1)	1
Net periodic benefit cost (income)	$ (436)	$ (485)	$ (481)	$ 68	$ 43	$ 47
Weighted-average assumptions used to determine net cost for years ended December 31						
Discount rate	5.67 %	5.13 %	5.54 %	5.15 %	4.48 %	4.59 %
Expected return on plan assets	6.50	6.50	6.50	4.79	5.18	4.17
Rate of compensation increase	n/a	n/a	n/a	4.35	4.33	4.25

(Dollars in millions)	Nonqualified and Other Pension Plans			Postretirement Health and Life Plans		
	2025	2024	2023	2025	2024	2023
Components of net periodic benefit cost (income)						
Service cost	$ —	$ —	$ —	$ 2	$ 2	$ 2
Interest cost	104	103	111	35	33	36
Expected return on plan assets	(94)	(90)	(97)	(2)	(3)	(2)
Amortization of actuarial loss (gain) and prior service cost	36	33	29	(34)	(35)	(78)
Net periodic benefit cost (income)	$ 46	$ 46	$ 43	$ 1	$ (3)	$ (42)
Weighted-average assumptions used to determine net cost for years ended December 31						
Discount rate	5.61 %	5.19 %	5.58 %	5.71 %	5.17 %	5.56 %
Expected return on plan assets	5.26	4.73	4.98	3.40	3.40	2.00
Rate of compensation increase	4.00	4.00	4.00	n/a	n/a	n/a

n/a = not applicable

The asset valuation method used to calculate the expected return on plan assets component of net periodic benefit cost for the Qualified Pension Plan recognizes 60 percent of the prior year's market gains or losses at the next measurement date with the remaining 40 percent spread equally over the subsequent four years.

Gains and losses for all benefit plans except postretirement health care are recognized in accordance with the standard amortization provisions of the applicable accounting guidance. Net periodic postretirement health and life expense was determined using the "projected unit credit" actuarial method. For the U.S. Postretirement Health Plans, 50 percent of the unrecognized gain or loss at the beginning of the year (or at subsequent remeasurement) is recognized on a level basis during the year.

Assumed health care cost trend rates affect the postretirement benefit obligation and benefit cost reported for the Postretirement Health and Life Plans. The assumed health care cost trend rate used to measure the expected cost of benefits covered by the U.S. Postretirement Health and Life Plans is 7.00 percent for 2026, reducing in steps to 5.00 percent in 2032 and later years.

The Corporation's net periodic benefit cost (income) recognized for the plans is sensitive to the discount rate and expected return on plan assets. For the Qualified Pension Plan, Non-U.S. Pension Plans, Nonqualified and Other Pension Plans, and Postretirement Health and Life Plans, a 25 bps decline in discount rates and expected return on assets would not have had a significant impact on the net periodic benefit cost for 2025.

Pretax Amounts included in Accumulated OCI and OCI

(Dollars in millions)	Qualified Pension Plan		Non-U.S. Pension Plans		Nonqualified and Other Pension Plans		Postretirement Health and Life Plans		Total	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Net actuarial loss (gain)	$ 4,398	$ 4,901	$ 447	$ 468	$ 878	$ 870	$ (93)	$ (128)	$ 5,630	$ 6,111
Prior service cost (credits)	—	—	39	36	—	—	—	—	39	36
Amounts recognized in accumulated OCI	$ 4,398	$ 4,901	$ 486	$ 504	$ 878	$ 870	$ (93)	$ (128)	$ 5,669	$ 6,147
Current year actuarial loss (gain)	$ (359)	$ (37)	$ (4)	$ 5	$ 44	$ 51	$ 1	$ (38)	$ (318)	$ (19)
Amortization of actuarial gain (loss) and prior service cost	(144)	(134)	(17)	(16)	(36)	(33)	34	35	(163)	(148)
Current year prior service cost (credit)	—	—	3	(9)	—	—	—	—	3	(9)
Amounts recognized in OCI	$ (503)	$ (171)	$ (18)	$ (20)	$ 8	$ 18	$ 35	$ (3)	$ (478)	$ (176)

Plan Assets

The Qualified Pension Plan has been established as a retirement vehicle for participants, and trusts have been established to secure benefits promised under the Qualified Pension Plan. The Corporation's policy is to invest the trust assets in a prudent manner for the exclusive purpose of providing benefits to participants and defraying reasonable expenses of administration. The Corporation's investment strategy is designed to provide a total return that, over the long term, increases the ratio of assets to liabilities. The strategy attempts to maximize the investment return on assets at a level of risk deemed appropriate by the Corporation while complying with ERISA and any applicable regulations and laws. The investment strategy utilizes asset allocation as a principal determinant for establishing the risk/return profile of the assets. Asset allocation ranges are established, periodically reviewed and adjusted as funding levels and liability characteristics change. Active and passive investment managers are employed to help enhance the risk/return profile of the assets. An additional aspect of the investment strategy used to minimize risk (part of the asset allocation plan) includes matching the exposure of participant-selected investment measures.

The assets of the Non-U.S. Pension Plans are primarily attributable to a U.K. pension plan. This U.K. pension plan's assets are invested prudently so that the benefits promised to members are provided with consideration given to the nature and the duration of the plans' liabilities. The selected asset allocation strategy is designed to achieve a higher return than the lowest risk strategy.

The expected rate of return on plan assets assumption was developed through analysis of historical market returns, historical asset class volatility and correlations, current market conditions, anticipated future asset allocations, the funds' past experience and expectations on potential future market returns. The expected return on plan assets assumption is determined using the calculated market-related value for the Qualified Pension Plan and the Other Pension Plan and the fair value for the Non-U.S. Pension Plans and Postretirement Health and Life Plans. The expected return on plan assets assumption represents a long-term average view of the performance of the assets in the Qualified Pension Plan, the Non-U.S. Pension Plans, the Other Pension Plan, and Postretirement Health and Life Plans, a return that may or may not be achieved during any one calendar year. The Other Pension Plan is invested solely in an annuity contract, which is primarily invested in fixed-income securities structured such that asset maturities match the duration of the plan's obligations.

The target allocations for 2026 by asset category for the Qualified Pension Plan, Non-U.S. Pension Plans, and Nonqualified and Other Pension Plans are presented in the table below. Equity securities for the Qualified Pension Plan include common stock of the Corporation in the amounts of $491 million (2.66 percent of total plan assets) and $386 million (2.19 percent of total plan assets) at December 31, 2025 and 2024.

2026 Target Allocation

Asset Category	Percentage		
	Qualified Pension Plan	Non-U.S. Pension Plans	Nonqualified and Other Pension Plans
Equity securities	10 - 40%	0 - 10%	0 - 5%
Debt securities	50 - 85%	50 - 85%	95 - 100%
Real estate	0 - 10%	0 - 10%	0 - 5%
Other	0 - 10%	10 - 35%	0 - 5%

Fair Value Measurements

For more information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Corporation, see *Note 1 – Summary of Significant Accounting Principles* and *Note 20 – Fair Value Measurements*. Combined plan investment assets measured at fair value by level and in total at December 31, 2025 and 2024 are summarized in the Fair Value Measurements table.

Fair Value Measurements

(Dollars in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	December 31, 2025				December 31, 2024			
Money market and interest-bearing cash	$ 1,171	$ —	$ —	$ 1,171	$ 1,103	$ —	$ —	$ 1,103
U.S. government and government agency obligations	3,852	805	2	4,659	3,875	754	3	4,632
Corporate debt	—	2,775	—	2,775	—	2,931	—	2,931
Non-U.S. debt securities	501	785	—	1,286	474	889	—	1,363
Asset-backed securities	—	1,135	—	1,135	—	1,361	—	1,361
Mutual and exchange-traded funds	1,074	—	—	1,074	920	—	—	920
Collective investment funds	—	2,834	—	2,834	—	2,670	—	2,670
Common and preferred stocks	4,499	—	—	4,499	3,795	—	—	3,795
Real estate investment trusts	37	—	—	37	36	—	—	36
Participant loans	—	—	6	6	—	—	6	6
Other investments [1]	1	18	471	490	1	11	451	463
Total plan investment assets, at fair value [2]	$ 11,135	$ 8,352	$ 479	$ 19,966	$ 10,204	$ 8,616	$ 460	$ 19,280

[1] Other investments includes insurance annuity contracts of $452 million and $432 million and other various investments of $38 million and $31 million at December 31, 2025 and 2024.
[2] At December 31, 2025 and 2024, excludes $2.0 billion and $1.8 billion of certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and are not required to be classified in the fair value hierarchy.

Level 3 Fair Value Measurements

Investments classified in level 3 of the fair value hierarchy increased $19 million in 2025 to $479 million due to $5 million in positive asset returns and $14 million of net purchases. In 2024, level 3 investments increased $23 million to $460 million due to $5 million in negative asset returns and $28 million of net purchases. In 2023, level 3 investments increased $16 million to $437 million due to $4 million in positive asset returns and $12 million of net purchases.

Projected Benefit Payments

Benefit payments projected to be made from the Qualified Pension Plan, Non-U.S. Pension Plans, Nonqualified and Other Pension Plans, and Postretirement Health and Life Plans are presented in the table below.

Projected Benefit Payments

(Dollars in millions)	Qualified Pension Plan [1]	Non-U.S. Pension Plans [2]	Nonqualified and Other Pension Plans [2]	Postretirement Health and Life Plans [3]
2026	$ 904	$ 112	$ 230	$ 64
2027	919	114	221	62
2028	911	120	211	60
2029	905	127	200	58
2030	878	131	190	56
2031-2035	4,166	686	778	247

[1] Benefit payments expected to be made from the plan's assets.
[2] Benefit payments expected to be made from a combination of the plans' and the Corporation's assets.
[3] Benefit payments (net of retiree contributions) expected to be made from a combination of the plans' and the Corporation's assets.

Defined Contribution Plans

The Corporation maintains qualified and nonqualified defined contribution retirement plans. The Corporation recorded expense of $1.3 billion in both 2025 and 2024 and $1.2 billion in 2023 related to the qualified defined contribution plans. At December 31, 2025 and 2024, 139 million and 153 million shares of the Corporation's common stock were held by these plans. Payments to the plans for dividends on common stock were $158 million, $165 million and $166 million in 2025, 2024 and 2023, respectively.

Certain non-U.S. employees are covered under defined contribution pension plans that are separately administered in accordance with local laws.

NOTE 18 Stock-based Compensation Plans

The Corporation administers a number of equity compensation plans, with awards being granted predominantly from the Bank of America Corporation Equity Plan (BACEP). Under this plan, 990 million shares of the Corporation's common stock are authorized to be used for grants of awards.

During 2025 and 2024, the Corporation granted 107 million and 121 million RSUs to certain employees under the BACEP. These RSUs were authorized to settle predominantly in shares of common stock of the Corporation. Certain RSUs will be settled in cash or contain settlement provisions that subject these awards to variable accounting whereby compensation expense is adjusted to fair value based on changes in the share price of the Corporation's common stock up to the settlement date. The RSUs granted in 2025 and 2024 predominantly vest over four years in one-fourth increments on each of the first four anniversaries of the grant date, provided that the employee remains continuously employed with the Corporation during that time, and will be expensed ratably over the vesting period, net of estimated forfeitures, for non-retirement eligible employees based on the grant-date fair value of the shares. Of the RSUs granted in 2025 and 2024, 38 million and 42 million do not include retirement eligibility. For all other RSUs granted to employees who are retirement eligible, they are deemed authorized as of the beginning of the year preceding the grant date when the incentive award plans are generally approved. As a result, the estimated value is expensed ratably over the year preceding the grant date. The compensation cost for the stock-based plans was $4.2 billion, $3.6 billion and $3.1 billion, and the related income tax benefit was $1.0 billion, $872 million and $733 million for 2025, 2024 and 2023, respectively. At December 31, 2025, there was an estimated $4.7 billion of total unrecognized compensation cost related to certain share-based compensation awards that is expected to be recognized generally over a period of up to 4 years, with a weighted-average period of 2.5 years.

Restricted Stock and Restricted Stock Units

The total fair value of restricted stock and restricted stock units vested in 2025, 2024 and 2023 was $4.0 billion, $2.6 billion and $2.6 billion, respectively. The following table presents the status at December 31, 2025 of the share-settled restricted stock and restricted stock units and changes during 2025.

Stock-settled Restricted Stock and Restricted Stock Units

	Shares/Units	Weighted-average Grant Date Fair Value
Outstanding at January 1, 2025	265,023,664	$ 35.43
Granted	103,500,953	45.25
Vested	(87,590,322)	36.76
Canceled	(10,393,790)	39.63
Outstanding at December 31, 2025	270,540,505	38.60

NOTE 19 Income Taxes

The Corporation pays taxes in U.S. and Non-U.S. jurisdictions based on income. The table below presents income before income tax expense disaggregated by U.S. and Non-U.S. jurisdictions for 2025, 2024 and 2023.

Income Before Income Tax Expense

	December 31		
(Dollars in millions)	**2025**	2024	2023
U.S.	$ 28,813	$ 24,251	$ 23,978
Non-U.S. [1]	8,882	8,972	8,552
Income before income tax expense	$ 37,695	$ 33,223	$ 32,530

[1] Income is related to the tax jurisdiction of the legal entity's principal place of business.

The components of income tax expense for 2025, 2024 and 2023 are presented in the table below.

Income Tax Expense

(Dollars in millions)	**2025**	2024	2023
Current income tax expense			
U.S. federal	$ 4,202	$ 4,709	$ 4,760
U.S. state and local	442	603	559
Non-U.S.	2,247	2,065	1,918
Total current expense	6,891	7,377	7,237
Deferred income tax expense (benefit)			
U.S. federal	(114)	(1,679)	(1,233)
U.S. state and local	239	153	(62)
Non-U.S.	170	399	283
Total deferred expense (benefit)	295	(1,127)	(1,012)
Total income tax expense	$ 7,186	$ 6,250	$ 6,225

Total income tax expense does not reflect the tax effects of items that are included in OCI each period. For more information, see *Note 14 – Accumulated Other Comprehensive Income (Loss))*. Other tax effects included in OCI each period resulted in an expense of $1.0 billion, $1.5 billion and $892 million in 2025, 2024 and 2023, respectively.

Income tax expense for 2025, 2024 and 2023 varied from the amount computed by applying the statutory income tax rate to income before income taxes. The Corporation's federal statutory tax rate was 21 percent for 2025, 2024 and 2023. A reconciliation of the expected U.S. federal income tax expense, calculated by applying the federal statutory tax rate, to the Corporation's actual income tax expense, and the effective tax rates for 2025, 2024 and 2023 are presented in the following table.

Reconciliation of Income Tax Expense

(Dollars in millions)	Amount 2025	Percent 2025	Amount 2024	Percent 2024	Amount 2023	Percent 2023
Expected U.S. federal income tax expense	$ 7,916	21.0 %	$ 6,976	21.0 %	$ 6,831	21.0 %
Increase (decrease) in taxes resulting from:						
State and local income tax, net of federal income tax deduction	726	2.0	690	2.1	331	1.0
Tax credits						
PTCs and LIHTCs accounted for under PAM	(633)	(1.7)	(587)	(1.8)	(600)	(1.8)
ITCs and other PTCs	(705)	(1.9)	(924)	(2.8)	(568)	(1.7)
Other	(216)	(0.6)	(307)	(0.9)	(227)	(0.7)
Nontaxable or nondeductible items						
Tax-exempt income, including dividends	(405)	(1.1)	(477)	(1.4)	(411)	(1.3)
Nondeductible expenses	419	1.1	426	1.2	405	1.2
Other	(215)	(0.6)	(15)	—	(24)	(0.1)
Changes in unrecognized tax benefits	(187)	(0.5)	(99)	(0.3)	(26)	(0.1)
Foreign tax effects	550	1.5	586	1.7	381	1.2
Effect of cross-border tax laws	(205)	(0.5)	(175)	(0.5)	(83)	(0.3)
Changes in valuation allowances	149	0.4	224	0.7	303	0.9
Other	(8)	—	(68)	(0.2)	(87)	(0.2)
Total income tax expense (benefit)	$ 7,186	19.1 %	$ 6,250	18.8 %	$ 6,225	19.1 %

Tax credits originate from investments in affordable housing and renewable energy partnerships and similar entities. Increases in tax credits recognized in 2025 and 2024, compared to 2023, were primarily driven by the Corporation's growth in the volume of investments in wind and solar renewable energy production facilities. For more information, see *Note 6 – Securitizations and Other Variable Interest Entities*.

The majority (greater than 50 percent) of the state and local income taxes, net of federal income tax deduction, in the respective periods above were attributable to New York City, New York State and California in 2025; California, New York State and New York City in 2024; and New York State and New York City in 2023.

The reconciliation of the beginning unrecognized tax benefits (UTB) balance to the ending balance is presented in the table below.

Reconciliation of the Change in Unrecognized Tax Benefits

(Dollars in millions)	2025	2024	2023
Balance, January 1	$ 684	$ 811	$ 1,056
Increases related to positions taken during the current year	54	55	76
Increases related to positions taken during prior years [1]	24	39	139
Decreases related to positions taken during prior years [1]	(214)	(134)	(32)
Settlements	(46)	(62)	(380)
Expiration of statute of limitations	(19)	(25)	(48)
Balance, December 31	$ 483	$ 684	$ 811

[1] The sum of the positions taken during prior years differs from the $(187) million, $(99) million and $(26) million in the Reconciliation of Income Tax Expense table due to temporary items, state items and jurisdictional offsets, as well as the inclusion of interest in the Reconciliation of Income Tax Expense table.

At December 31, 2025, 2024 and 2023, the balance of the Corporation's UTBs which would, if recognized, affect the Corporation's effective tax rate was $415 million, $573 million and $671 million, respectively. Included in the UTB balance are some items the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences, the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction and the portion of gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions.

The Corporation recognized an interest benefit of $26 million in 2025, interest benefit of $9 million in 2024 and interest expense of $35 million in 2023. At 2025 and 2024, the Corporation's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $72 million and $105 million.

The Corporation files income tax returns in more than 60 states and municipalities and more than 40 non-U.S. jurisdictions each year. The IRS and other tax authorities in countries and states in which the Corporation has significant business operations examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of examinations by major jurisdiction for the Corporation and various subsidiaries at December 31, 2025.

Tax Examination Status

	Years under Examination [1]	Status at December 31, 2025
United States	2017-2023	Field Examination
California	2018-2021	Field Examination
New York	2022-2024	Field Examination
New York City	2022-2024	To begin in 2026
United Kingdom [2]	2021-2023	Field Examination

[1] All tax years subsequent to the years shown remain subject to examination.
[2] Field examination for tax year 2024 to begin in 2026.

Significant components of the Corporation's net deferred tax assets and liabilities at December 31, 2025 and 2024 are presented in the following table.

Deferred Tax Assets and Liabilities

(Dollars in millions)	December 31 2025	2024
Deferred tax assets		
Tax attribute carryforwards	$ 12,875	11,898
Allowance for credit losses	3,415	3,463
Lease liability	2,025	2,169
Employee compensation and retirement benefits	1,807	1,760
Accrued expenses	1,030	1,379
Security, loan and debt valuations	559	2,680
Other	2,469	2,339
Gross deferred tax assets	24,180	25,688
Valuation allowance	(2,310)	(2,361)
Total deferred tax assets, net of valuation allowance	21,870	23,327
Deferred tax liabilities		
Equipment lease financing	3,246	3,021
Right-of-use asset	1,873	2,025
Other	1,747	1,920
Gross deferred tax liabilities	6,866	6,966
Net deferred tax assets	$ 15,004	16,361

The table below summarizes the deferred tax assets and related valuation allowances recognized for the net operating loss (NOL) and tax credit carryforwards at December 31, 2025.

Net Operating Loss and Tax Credit Carryforward Deferred Tax Assets

(Dollars in millions)	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.K. [1]	$ 7,447	$ —	$ 7,447	None
Net operating losses - other non-U.S.	67	(25)	42	Various
Net operating losses - U.S. states [2]	389	(242)	147	Various
General business credits	3,920	—	3,920	After 2045
Foreign tax credits	1,052	(1,052)	—	After 2028

[1] Represents U.K. broker-dealer net operating losses that may be carried forward indefinitely.
[2] The net operating losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $492 million and $307 million.

Management concluded that no valuation allowance was necessary to reduce the deferred tax assets related to the U.K. NOL carryforwards and U.S. federal and certain state NOL carryforwards since estimated future taxable income will be sufficient to utilize these assets prior to their expiration. Additionally, the Corporation's U.K. net deferred tax assets consist primarily of NOLs that are expected to be realized in a U.K. subsidiary over an extended number of years. Management's conclusion is supported by financial results, profit forecasts for the relevant entity and the indefinite period to carry forward NOLs. However, a material change in those estimates could lead management to reassess such valuation allowance conclusions.

At December 31, 2025, the Corporation did not record U.S. federal income taxes on temporary differences related to certain investments in non-U.S. subsidiaries because these investments are considered to be permanently reinvested. If a deferred tax liability had been recognized, the amount would be approximately $1.0 billion.

The following table summarizes cash taxes paid, net of refunds received, for jurisdictions that represented five percent or more of total income taxes paid, net of refunds received.

Income Taxes Paid

(Dollars in millions)	**2025**	2024	2023
Taxes paid by jurisdiction			
U.S. federal	$ 1,050	$ 1,143	$ 775
U.S. state and local			
California [1]	not required	not required	230
Other	651	569	525
Total U.S. state and local	651	569	755
Non-U.S.			
United Kingdom	433	578	519
India	272	292	266
Other	1,524	1,240	1,090
Total Non-U.S.	2,229	2,110	1,875
Total income taxes paid	$ 3,930	$ 3,822	$ 3,405

[1] Amounts are not required as the total for the periods presented is less than five percent of the total income taxes paid.

NOTE 20 Fair Value Measurements

Under applicable accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Corporation determines the fair values of its financial instruments under applicable accounting standards that require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. The Corporation categorizes its financial instruments into three levels based on the established fair value hierarchy and conducts a review of fair value hierarchy classifications on a quarterly basis. Transfers into or out of a particular level of hierarchy occur when there is a change in the observability or unobservability of the inputs that are significant to the valuation. For more information regarding the fair value hierarchy and how the Corporation measures fair value, see *Note 1 – Summary of Significant Accounting Principles*. The Corporation accounts for certain financial instruments under the fair value option. For more information, see *Note 21 – Fair Value Option*.

Valuation Techniques

The following sections outline the valuation methodologies for the Corporation's assets and liabilities. While the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2025, there were no significant changes to valuation approaches or techniques that had, or are expected to have, a material impact on the Corporation's consolidated financial position or results of operations.

Trading Account Assets and Liabilities and Debt Securities

The fair values of trading account assets and liabilities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. The fair values of debt securities are generally based on quoted market prices or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading account assets and liabilities and debt securities. Market price quotes may not be readily available for some positions such as positions within a market sector where trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow

model, which estimates the fair value of the securities using internal credit risk, and interest rate and prepayment risk models that incorporate management's best estimate of current key assumptions such as default rates, loss severity and prepayment rates. Principal and interest cash flows are discounted using an observable discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value for the specific security. Other instruments are valued using a net asset value approach that considers the value of the underlying securities. Underlying assets are valued using external pricing services, where available, or matrix pricing based on the vintages and ratings. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer's financial statements and changes in credit ratings made by one or more rating agencies.

Derivative Assets and Liabilities

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Corporation. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Corporation incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Corporation's own credit risk. The Corporation also incorporates FVA within its fair value measurements to include funding costs on uncollateralized derivatives and derivatives where the Corporation is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data.

Loans and Loan Commitments

The fair values of loans and loan commitments are based on market prices, where available, or discounted cash flow analyses using market-based credit spreads of comparable debt instruments or credit derivatives of the specific borrower or comparable borrowers. Results of discounted cash flow analyses may be adjusted, as appropriate, to reflect other market conditions or the perceived credit risk of the borrower.

Mortgage Servicing Rights

The fair values of MSRs are primarily determined using an option-adjusted spread valuation approach, which factors in prepayment risk to determine the fair value of MSRs. This approach consists of projecting servicing cash flows under multiple interest rate scenarios and discounting these cash flows using risk-adjusted discount rates.

Loans Held-for-sale

The fair values of LHFS are based on quoted market prices, where available, or are determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans adjusted to reflect the inherent credit risk. The borrower-specific credit risk is embedded within the market prices, where available, or is implied by considering loan performance when selecting comparables.

Short-term Borrowings and Long-term Debt

The Corporation issues structured liabilities that have coupons or repayment terms linked to the performance of debt or equity securities, interest rates, indices, currencies or commodities. The fair values of these structured liabilities are estimated using quantitative models for the combined derivative and debt portions of the notes. These models incorporate observable and, in some instances, unobservable inputs including security prices, interest rate yield curves, option volatility, currency, commodity or equity rates and correlations among these inputs. The Corporation also considers the impact of its own credit spread in determining the discount rate used to value these liabilities. The credit spread is determined by reference to observable spreads in the secondary bond market.

Securities Financing Agreements

The fair values of certain reverse repurchase agreements, repurchase agreements and securities borrowed transactions are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs including interest rates and spreads to generate continuous yield or pricing curves, and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

Deposits

The fair values of deposits are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs including interest rates and spreads to generate continuous yield or pricing curves, and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. The Corporation considers the impact of its own credit spread in the valuation of these liabilities. The credit risk is determined by reference to observable credit spreads in the secondary cash market.

Asset-backed Secured Financings

The fair values of asset-backed secured financings are based on external broker bids, where available, or are determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans, adjusted to reflect the inherent credit risk.

Recurring Fair Value

Assets and liabilities carried at fair value on a recurring basis at December 31, 2025 and 2024, including financial instruments that the Corporation accounts for under the fair value option, are summarized in the following tables.

| | | | December 31, 2025 | | |
| | | | Fair Value Measurements | | | |
(Dollars in millions)	Level 1	Level 2	Level 3	Netting Adjustments [1]	Assets/Liabilities at Fair Value
Assets					
Time deposits placed and other short-term investments	$ 1,242	$ —	$ —	$ —	$ 1,242
Federal funds sold and securities borrowed or purchased under agreements to resell	—	672,313	—	(486,822)	185,491
Trading account assets:					
U.S. Treasury and government agencies	83,234	3,036	—	—	86,270
Corporate securities, trading loans and other	—	59,456	1,922	—	61,378
Equity securities	77,225	39,110	322	—	116,657
Non-U.S. sovereign debt	5,745	41,014	240	—	46,999
Mortgage trading loans, MBS and ABS:					
U.S. government-sponsored agency guaranteed	—	44,691	9	—	44,700
Mortgage trading loans, ABS and other MBS	—	10,024	926	—	10,950
Total trading account assets [2]	166,204	197,331	3,419	—	366,954
Derivative assets	18,469	269,936	3,802	(251,326)	40,881
AFS debt securities:					
U.S. Treasury and government agencies	249,025	809	—	—	249,834
Mortgage-backed securities:					
Agency	—	33,141	—	—	33,141
Agency-collateralized mortgage obligations	—	19,199	—	—	19,199
Non-agency residential	—	263	9	—	272
Commercial	—	38,472	22	—	38,494
Non-U.S. securities	235	31,488	44	—	31,767
Other taxable securities	—	6,026	278	—	6,304
Tax-exempt securities	—	7,787	—	—	7,787
Total AFS debt securities	249,260	137,185	353	—	386,798
Other debt securities carried at fair value:					
U.S. Treasury and government agencies	3,285	—	—	—	3,285
Non-agency residential MBS	—	123	125	—	248
Non-U.S. and other securities	664	11,980	—	—	12,644
Total other debt securities carried at fair value	3,949	12,103	125	—	16,177
Loans and leases	—	3,422	76	—	3,498
Loans held-for-sale	—	2,216	55	—	2,271
Other assets [3]	3,742	3,198	2,118	—	9,058
Total assets [4]	$ 442,866	$ 1,297,704	$ 9,948	$ (738,148)	$ 1,012,370
Liabilities					
Interest-bearing deposits in U.S. offices	$ —	$ 1,223	$ —	$ —	$ 1,223
Federal funds purchased and securities loaned or sold under agreements to repurchase	—	709,889	—	(486,822)	223,067
Trading account liabilities:					
U.S. Treasury and government agencies	8,174	5	—	—	8,179
Equity securities	58,980	6,063	14	—	65,057
Non-U.S. sovereign debt	4,771	15,644	—	—	20,415
Corporate securities and other	—	12,214	119	—	12,333
Mortgage trading loans and ABS	—	12	—	—	12
Total trading account liabilities	71,925	33,938	133	—	105,996
Derivative liabilities	18,470	274,002	5,115	(255,511)	42,076
Short-term borrowings	—	8,011	40	—	8,051
Accrued expenses and other liabilities	4,656	4,312	28	—	8,996
Long-term debt	—	72,110	481	—	72,591
Total liabilities [4]	$ 95,051	$ 1,103,485	$ 5,797	$ (742,333)	$ 462,000

[1] Amounts represent the impact of legally enforceable master netting agreements and also cash collateral held or placed with the same counterparties.
[2] Includes securities with a fair value of $13.2 billion that were segregated in compliance with securities regulations or deposited with clearing organizations. This amount is included in the parenthetical disclosure on the Consolidated Balance Sheet. Trading account assets also includes certain commodities inventory of $27 million that is accounted for at the lower of cost or net realizable value, which is the current selling price less any costs to sell.
[3] Includes MSRs, which are classified as Level 3 assets, of $946 million.
[4] Total recurring Level 3 assets were 0.29 percent of total consolidated assets, and total recurring Level 3 liabilities were 0.19 percent of total consolidated liabilities.

	December 31, 2024				
	Fair Value Measurements				
(Dollars in millions)	Level 1	Level 2	Level 3	Netting Adjustments [1]	Assets/Liabilities at Fair Value
Assets					
Time deposits placed and other short-term investments	$ 1,318	$ —	$ —	$ —	$ 1,318
Federal funds sold and securities borrowed or purchased under agreements to resell	—	521,878	—	(377,377)	144,501
Trading account assets:					
U.S. Treasury and government agencies	66,582	3,940	—	—	70,522
Corporate securities, trading loans and other	—	43,222	1,814	—	45,036
Equity securities	66,783	36,450	374	—	103,607
Non-U.S. sovereign debt	3,017	36,763	344	—	40,124
Mortgage trading loans, MBS and ABS:					
U.S. government-sponsored agency guaranteed	—	43,850	5	—	43,855
Mortgage trading loans, ABS and other MBS	—	10,343	973	—	11,316
Total trading account assets [2]	136,382	174,568	3,510	—	314,460
Derivative assets	14,626	289,940	3,562	(267,180)	40,948
AFS debt securities:					
U.S. Treasury and government agencies	233,671	908	—	—	234,579
Mortgage-backed securities:					
Agency	—	31,202	—	—	31,202
Agency-collateralized mortgage obligations	—	19,318	—	—	19,318
Non-agency residential	—	38	247	—	285
Commercial	—	25,274	328	—	25,602
Non-U.S. securities	75	22,320	36	—	22,431
Other taxable securities	—	4,603	—	—	4,603
Tax-exempt securities	—	8,412	—	—	8,412
Total AFS debt securities	233,746	112,075	611	—	346,432
Other debt securities carried at fair value:					
U.S. Treasury and government agencies	3,885	—	—	—	3,885
Non-agency residential MBS	—	101	149	—	250
Non-U.S. and other securities	854	7,186	—	—	8,040
Total other debt securities carried at fair value	4,739	7,287	149	—	12,175
Loans and leases	—	4,167	82	—	4,249
Loans held-for-sale	—	2,082	132	—	2,214
Other assets [3]	8,279	2,928	1,969	—	13,176
Total assets [4]	$ 399,090	$ 1,114,925	$ 10,015	$ (644,557)	$ 879,473
Liabilities					
Interest-bearing deposits in U.S. offices	$ —	$ 310	$ —	$ —	$ 310
Federal funds purchased and securities loaned or sold under agreements to repurchase	—	570,236	—	(377,377)	192,859
Trading account liabilities:					
U.S. Treasury and government agencies	16,408	195	—	—	16,603
Equity securities	40,066	4,843	10	—	44,919
Non-U.S. sovereign debt	2,727	17,279	—	—	20,006
Corporate securities and other	—	10,871	110	—	10,981
Mortgage trading loans and ABS	—	34	—	—	34
Total trading account liabilities	59,201	33,222	120	—	92,543
Derivative liabilities	15,354	284,810	5,523	(266,334)	39,353
Short-term borrowings	—	6,245	—	—	6,245
Accrued expenses and other liabilities	9,113	3,997	89	—	13,199
Long-term debt	—	49,452	553	—	50,005
Total liabilities [4]	$ 83,668	$ 948,272	$ 6,285	$ (643,711)	$ 394,514

(1) Amounts represent the impact of legally enforceable master netting agreements and also cash collateral held or placed with the same counterparties.
(2) Includes securities with a fair value of $18.3 billion that were segregated in compliance with securities regulations or deposited with clearing organizations. This amount is included in the parenthetical disclosure on the Consolidated Balance Sheet. Trading account assets also includes certain commodities inventory of $99 million that is accounted for at the lower of cost or net realizable value, which is the current selling price less any costs to sell.
(3) Includes MSRs, which are classified as Level 3 assets, of $972 million.
(4) Total recurring Level 3 assets were 0.31 percent of total consolidated assets, and total recurring Level 3 liabilities were 0.21 percent of total consolidated liabilities.

The following tables present a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2025, 2024 and 2023, including net realized and unrealized gains (losses) included in earnings and accumulated OCI. Transfers into Level 3 occur primarily due to decreased price observability, and transfers out of Level 3 occur primarily due to increased price observability. Transfers occur on a regular basis for long-term debt instruments due to changes in the impact of unobservable inputs on the value of the embedded derivative in relation to the instrument as a whole.

Level 3 – Fair Value Measurements (1)

	Balance January 1	Total Realized/ Unrealized Gains (Losses) in Net Income (2)	Gains (Losses) in OCI (3)	Gross				Gross Transfers into Level 3	Gross Transfers out of Level 3	Balance December 31	Change in Unrealized Gains (Losses) in Net Income Related to Financial Instruments Still Held (2)
				Purchases	Sales	Issuances	Settlements				
Year Ended December 31, 2025											
Trading account assets:											
Corporate securities, trading loans and other	**$ 1,814**	**$ 185**	**$ 3**	**$ 1,849**	**$(1,093)**	**$ 40**	**$ (1,114)**	**$ 690**	**$ (452)**	**$ 1,922**	**$ (88)**
Equity securities	**374**	**4**	**—**	**187**	**(57)**	**—**	**(105)**	**156**	**(237)**	**322**	**(13)**
Non-U.S. sovereign debt	**344**	**87**	**23**	**36**	**—**	**—**	**(226)**	**—**	**(24)**	**240**	**62**
Mortgage trading loans, MBS and ABS	**978**	**(128)**	**—**	**283**	**(283)**	**—**	**(189)**	**435**	**(161)**	**935**	**(126)**
Total trading account assets	**3,510**	**148**	**26**	**2,355**	**(1,433)**	**40**	**(1,634)**	**1,281**	**(874)**	**3,419**	**(165)**
Net derivative assets (liabilities) (4)	**(1,961)**	**632**	**—**	**1,315**	**(1,859)**	**—**	**191**	**(422)**	**791**	**(1,313)**	**(130)**
AFS debt securities:											
Non-agency residential MBS	**247**	**1**	**—**	**—**	**—**	**—**	**—**	**6**	**(245)**	**9**	**1**
Commercial MBS	**328**	**(2)**	**4**	**258**	**—**	**—**	**(114)**	**—**	**(452)**	**22**	**(3)**
Non-U.S. and other taxable securities	**36**	**(1)**	**(3)**	**677**	**(1)**	**—**	**(3)**	**125**	**(508)**	**322**	**(1)**
Total AFS debt securities	**611**	**(2)**	**1**	**935**	**(1)**	**—**	**(117)**	**131**	**(1,205)**	**353**	**(3)**
Other debt securities carried at fair value – Non-agency residential MBS	**149**	**6**	**—**	**—**	**—**	**—**	**2**	**85**	**(117)**	**125**	**(39)**
Loans and leases (5,6)	**82**	**2**	**—**	**2**	**—**	**24**	**(78)**	**44**	**—**	**76**	**2**
Loans held-for-sale (5,6)	**132**	**29**	**3**	**1**	**(14)**	**—**	**(70)**	**—**	**(26)**	**55**	**(13)**
Other assets (6,7)	**1,969**	**(163)**	**28**	**505**	**—**	**154**	**(375)**	**—**	**—**	**2,118**	**(207)**
Trading account liabilities – Equity securities	**(10)**	**(1)**	**—**	**4**	**(3)**	**—**	**—**	**(7)**	**3**	**(14)**	**(1)**
Trading account liabilities – Corporate securities and other	**(110)**	**4**	**—**	**—**	**(15)**	**(2)**	**21**	**(18)**	**1**	**(119)**	**11**
Short-term borrowings (5)	**—**	**—**	**—**	**—**	**—**	**(42)**	**2**	**—**	**—**	**(40)**	**—**
Accrued expenses and other liabilities (5)	**(89)**	**(106)**	**—**	**172**	**—**	**—**	**(1)**	**(4)**	**—**	**(28)**	**(53)**
Long-term debt (5)	**(553)**	**(11)**	**(5)**	**—**	**—**	**—**	**133**	**(45)**	**—**	**(481)**	**(6)**
Year Ended December 31, 2024											
Trading account assets:											
Corporate securities, trading loans and other	$ 1,689	$ 87	$ (6)	$ 1,128	$ (913)	$ 44	$ (1,158)	$ 1,125	$ (182)	$ 1,814	$ 324
Equity securities	187	50	—	255	(65)	—	(62)	62	(53)	374	(12)
Non-U.S. sovereign debt	396	(1)	(57)	82	(16)	—	(79)	19	—	344	—
Mortgage trading loans, MBS and ABS	1,217	(151)	—	420	(617)	—	(63)	369	(197)	978	(172)
Total trading account assets	3,489	(15)	(63)	1,885	(1,611)	44	(1,362)	1,575	(432)	3,510	140
Net derivative assets (liabilities) (4)	(2,494)	1,035	—	1,104	(1,338)	—	(576)	(696)	1,004	(1,961)	(132)
AFS debt securities:											
Non-agency residential MBS	273	8	57	—	—	—	(152)	191	(130)	247	6
Commercial MBS	—	(8)	1	338	—	—	(3)	—	—	328	(8)
Non-U.S. and other taxable securities	103	(1)	—	—	—	—	(66)	7	(7)	36	1
Total AFS debt securities	376	(1)	58	338	—	—	(221)	198	(137)	611	(1)
Other debt securities carried at fair value – Non-agency residential MBS	69	5	—	—	—	—	(27)	118	(16)	149	(1)
Loans and leases (5,6)	93	1	—	—	—	1	(13)	—	—	82	—
Loans held-for-sale (5,6)	164	(6)	(7)	25	—	1	(45)	—	—	132	(15)
Other assets (6,7)	1,657	279	(52)	272	(6)	139	(321)	1	—	1,969	47
Trading account liabilities – Equity securities	(12)	9	—	—	(4)	—	7	(21)	11	(10)	6
Trading account liabilities – Corporate securities and other	(39)	(55)	—	(7)	(15)	(3)	26	(17)	—	(110)	(69)
Short-term borrowings (5)	(10)	1	—	—	—	(9)	18	—	—	—	—
Accrued expenses and other liabilities (5)	(21)	(234)	—	165	—	—	1	—	—	(89)	(224)
Long-term debt (5)	(614)	64	(25)	—	—	—	23	(1)	—	(553)	65

(1) Assets (liabilities). For assets, increase (decrease) to Level 3 and for liabilities, (increase) decrease to Level 3.

(2) Includes gains (losses) reported in earnings in the following income statement line items: Trading account assets/liabilities - market making and similar activities and other income; Net derivative assets (liabilities) - market making and similar activities and other income; AFS debt securities - other income; Other debt securities carried at fair value - other income; Loans and leases - other income; Loans held-for-sale - market making and similar activities and other income; Other assets - market making and similar activities and other income; Short-term borrowings - market making and similar activities; Accrued expenses and other liabilities - other income; Long-term debt - market making and similar activities.

(3) Includes unrealized gains (losses) in OCI on AFS debt securities, foreign currency translation adjustments, derivatives designated in cash flow hedges and the impact of changes in the Corporation's credit spreads on long-term debt accounted for under the fair value option. Amounts include net unrealized gains (losses) of $50 million and $(104) million related to financial instruments still held at December 31, 2025 and 2024.

(4) Net derivative assets (liabilities) include derivative assets of $3.8 billion and $3.6 billion and derivative liabilities of $5.1 billion and $5.5 billion at December 31, 2025 and 2024.

(5) Amounts represent instruments that are accounted for under the fair value option.

(6) Issuances represent loan originations and MSRs recognized following securitizations or whole-loan sales.

(7) Settlements primarily represent the net change in fair value of the MSR asset due to the recognition of modeled cash flows and the passage of time.

Level 3 – Fair Value Measurements [1]

(Dollars in millions)	Balance January 1	Total Realized/ Unrealized Gains (Losses) in Net Income [2]	Gains (Losses) in OCI [3]	Gross Purchases	Gross Sales	Gross Issuances	Gross Settlements	Gross Transfers into Level 3	Gross Transfers out of Level 3	Balance December 31	Change in Unrealized Gains (Losses) in Net Income Related to Financial Instruments Still Held [2]
Year Ended December 31, 2023											
Federal funds sold and securities borrowed or purchased under agreements to resell	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 7	$ (7)	$ —	$ —
Trading account assets:											
Corporate securities, trading loans and other	2,384	144	2	453	(241)	20	(1,029)	385	(429)	1,689	50
Equity securities	145	44	—	39	(52)	—	(61)	153	(81)	187	(5)
Non-U.S. sovereign debt	518	68	30	64	(23)	—	(259)	—	(2)	396	70
Mortgage trading loans, MBS and ABS	1,552	(50)	—	263	(417)	—	(241)	436	(326)	1,217	(71)
Total trading account assets	4,599	206	32	819	(733)	20	(1,590)	974	(838)	3,489	44
Net derivative assets (liabilities) [4]	(2,893)	179	(375)	1,318	(1,281)	—	(1,575)	(8)	2,141	(2,494)	(857)
AFS debt securities:											
Non-agency residential MBS	258	1	23	—	—	—	(9)	—	—	273	2
Non-U.S. and other taxable securities	195	10	7	—	—	—	(106)	4	(7)	103	2
Tax-exempt securities	51	1	—	—	—	—	(52)	—	—	—	—
Total AFS debt securities	504	12	30	—	—	—	(167)	4	(7)	376	4
Other debt securities carried at fair value - Non-agency residential MBS	119	(4)	—	—	(19)	—	(6)	—	(21)	69	(3)
Loans and leases [5,6]	253	(9)	—	9	(54)	—	(100)	16	(22)	93	(13)
Loans held-for-sale [5,6]	232	24	3	—	(25)	—	(70)	—	—	164	13
Other assets [6,7]	1,799	211	10	176	(326)	104	(319)	2	—	1,657	74
Trading account liabilities – Equity securities	—	1	—	—	—	—	2	(15)	—	(12)	1
Trading account liabilities – Corporate securities and other	(58)	(3)	—	(3)	(1)	(1)	24	(35)	38	(39)	(9)
Short-term borrowings [5]	(14)	1	—	—	(13)	(8)	24	—	—	(10)	(1)
Accrued expenses and other liabilities [6]	(32)	21	—	(11)	—	—	—	—	1	(21)	4
Long-term debt [5]	(862)	179	(26)	(9)	50	—	47	—	7	(614)	183

[1] Assets (liabilities). For assets, increase (decrease) to Level 3 and for liabilities, (increase) decrease to Level 3.

[2] Includes gains (losses) reported in earnings in the following income statement line items: Trading account assets/liabilities - predominantly market making and similar activities; Net derivative assets (liabilities) - market making and similar activities and other income; AFS debt securities - other income; Other debt securities carried at fair value - other income; Loans and leases - market making and similar activities and other income; Loans held-for-sale - other income; Other assets - market making and similar activities and other income primarily related to MSRs; Long-term debt - market making and similar activities.

[3] Includes unrealized losses in OCI on AFS debt securities, foreign currency translation adjustments and the impact of changes in the Corporation's credit spreads on long-term debt accounted for under the fair value option. Amounts include net unrealized losses of $324 million related to financial instruments still held at December 31, 2023.

[4] Net derivative assets (liabilities) include derivative assets of $3.4 billion and derivative liabilities of $5.9 billion.

[5] Amounts represent instruments that are accounted for under the fair value option.

[6] Issuances represent loan originations and MSRs recognized following securitizations or whole-loan sales.

[7] Settlements primarily represent the net change in fair value of the MSR asset due to the recognition of modeled cash flows and the passage of time.

The following tables present information about significant unobservable inputs related to the Corporation's material categories of Level 3 financial assets and liabilities at December 31, 2025 and 2024.

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2025

(Dollars in millions)			Inputs		
Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Ranges of Inputs	Weighted Average [1]
Loans and Securities [2]					
Instruments backed by residential real estate assets	$ 327	Discounted cash flow, Market comparables	Yield	0% to 15%	8%
Trading account assets – Mortgage trading loans, MBS and ABS	120		Prepayment speed	0% to 40% CPR	7% CPR
Loans and leases	73		Default rate	0% to 7% CDR	7% CDR
AFS debt securities – Non-agency residential	9		Price	$0 to $115	$53
Other debt securities carried at fair value – Non-agency residential	125		Loss severity	0% to 81%	27%
Instruments backed by commercial real estate assets	$ 373	Discounted cash flow, Asset-based approach	Yield	0% to 5%	2%
Trading account assets – Corporate securities, trading loans and other	304		Price	$0 to $100	$42
Trading account assets – Mortgage trading loans, MBS and ABS	47				
AFS debt securities – Commercial	22				
Commercial loans, debt securities and other	$ 3,006	Discounted cash flow, Market comparables	Yield	4% to 24%	13%
Trading account assets – Corporate securities, trading loans and other	1,618		Prepayment speed	20%	n/a
Trading account assets – Non-U.S. sovereign debt	240		Default rate	2%	n/a
Trading account assets – Mortgage trading loans, MBS and ABS	768		Loss severity	30%	n/a
AFS debt securities – Non-U.S. and other taxable securities	322		Price	$0 to $137	$67
Loans and leases	3				
Loans held-for-sale	55				
Other assets, primarily MSRs and tax-related equity investments	$ 2,118	Discounted cash flow, Market comparables	Price	$10 to $95	$84
			Yield	8% to 11%	9%
			Weighted-average life, fixed rate [5]	0 to 14 years	6 years
			Weighted-average life, variable rate [5]	0 to 11 years	4 years
			Option-adjusted spread, fixed rate	7% to 14%	9%
			Option-adjusted spread, variable rate	9% to 15%	12%
Structured liabilities					
Long-term debt	$ (481)	Discounted cash flow, Market comparables	Yield	15% to 22%	20%
			Price	$29 to $101	$93
			Natural gas forward price	$2/MMBtu to $6/MMBtu	$3 /MMBtu
Net derivative assets (liabilities)					
Credit derivatives	$ (3)	Market comparables, Discounted cash flow, Stochastic recovery correlation model	Credit spreads	5 to 245 bps	36 bps
			Default rate	2% CDR	n/a
			Credit correlation	40% to 74%	67%
			Price	$0 to $111	$106
Equity derivatives	$ (1,018)	Industry standard derivative pricing [3]	Equity correlation	0% to 100%	68%
			Long-dated equity volatilities	0% to 104%	37%
Commodity derivatives	$ (664)	Discounted cash flow	Natural gas forward price	$2/MMBtu to $6/MMBtu	$3/MMBtu
			Commodities volatilities	49% to 53%	51%
			Power forward price	$29 to $134	$56
Interest rate derivatives	$ 372	Industry standard derivative pricing [4]	Correlation (IR/IR)	(35)% to 70%	45%
			Correlation (FX/IR)	(5)% to 58%	26%
			Long-dated inflation rates	(1)% to 20%	2%
			Long-dated inflation volatilities	5%	n/a
			Interest rate volatilities	(1)% to 1%	0%
Total net derivative assets (liabilities)	$ (1,313)				

[1] For loans and securities, structured liabilities and net derivative assets (liabilities), the weighted average is calculated based upon the absolute fair value of the instruments.
[2] The categories are aggregated based upon product type, which differs from financial statement classification. The following is a reconciliation to the line items in the table on page 194: Trading account assets – Corporate securities, trading loans and other of $1.9 billion, Trading account assets – Non-U.S. sovereign debt of $240 million, Trading account assets – Mortgage trading loans, MBS and ABS of $935 million, AFS debt securities of $353 million, Other debt securities carried at fair value - Non-agency residential of $125 million, Other assets of $2.1 billion, Loans and leases of $76 million and LHFS of $55 million.
[3] Includes models such as Monte Carlo simulation and Black-Scholes.
[4] Includes models such as Monte Carlo simulation, Black-Scholes and other methods that model the joint dynamics of interest, inflation and foreign exchange rates.
[5] The weighted-average life is a product of changes in market rates of interest, prepayment rates and other model and cash flow assumptions.
CPR = Constant Prepayment Rate
CDR = Constant Default Rate
MMBtu = Million British thermal units
IR = Interest Rate
FX = Foreign Exchange
n/a = not applicable

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2024

(Dollars in millions)			Inputs		
Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Ranges of Inputs	Weighted Average [1]
Loans and Securities [2]					
Instruments backed by residential real estate assets	$ 636		Yield	0% to 20%	9%
Trading account assets – Mortgage trading loans, MBS and ABS	163	Discounted cash flow, Market comparables	Prepayment speed	0% to 43% CPR	8% CPR
Loans and leases	77		Default rate	0% to 6% CDR	6% CDR
AFS debt securities - Non-agency residential	247		Price	$0 to $115	$74
Other debt securities carried at fair value - Non-agency residential	149		Loss severity	0% to 76%	24%
Instruments backed by commercial real estate assets	$ 555		Yield	1%	n/a
Trading account assets – Corporate securities, trading loans and other	185	Discounted cash flow	Price	$0 to $103	$84
Trading account assets – Mortgage trading loans, MBS and ABS	42				
AFS debt securities – Commercial	328				
Commercial loans, debt securities and other	$ 2,919		Yield	4% to 37%	17%
Trading account assets – Corporate securities, trading loans and other	1,629		Prepayment speed	20%	n/a
Trading account assets – Non-U.S. sovereign debt	344	Discounted cash flow, Market comparables	Default rate	2%	n/a
Trading account assets – Mortgage trading loans, MBS and ABS	773		Loss severity	30%	n/a
AFS debt securities – Non-U.S. and other taxable securities	36		Price	$0 to $135	$69
Loans and leases	5				
Loans held-for-sale	132				
Other assets, primarily MSRs and tax-related equity investments	$ 1,969		Price	$10 to $95	$86
			Yield	8% to 11%	9 %
		Discounted cash flow, Market comparables	Weighted-average life, fixed rate [5]	0 to 13 years	6 years
			Weighted-average life, variable rate [5]	0 to 12 years	3 years
			Option-adjusted spread, fixed rate	7% to 14%	9%
			Option-adjusted spread, variable rate	9% to 15%	11%
Structured liabilities					
Long-term debt	$ (553)		Yield	18% to 22%	21%
		Discounted cash flow, Market comparables	Price	$32 to $100	$91
			Natural gas forward price	$2/MMBtu to $7/MMBtu	$4/MMBtu
Net derivative assets (liabilities)					
Credit derivatives	$ (6)		Credit spreads	3 to 298 bps	63 bps
		Discounted cash flow, Stochastic recovery correlation model	Prepayment speed	15% CPR	n/a
			Default rate	2% CDR	n/a
			Credit correlation	29% to 63%	49%
			Price	$0 to $99	$94
Equity derivatives	$ (869)	Industry standard derivative pricing [3]	Equity correlation	0% to 100%	59%
			Long-dated equity volatilities	1% to 87%	33%
Commodity derivatives	$ (740)	Discounted cash flow	Natural gas forward price	$2/MMBtu to $7/MMBtu	$4/MMBtu
			Power forward price	$22 to $104	$48
Interest rate derivatives	$ (346)		Correlation (IR/IR)	(35)% to 70%	50%
		Industry standard derivative pricing [4]	Correlation (FX/IR)	(25)% to 58%	27%
			Long-dated inflation rates	(1)% to 21%	3%
			Long-dated inflation volatilities	0% to 5%	3%
			Interest rates volatilities	(1)% to 1%	0%
Total net derivative assets (liabilities)	$ (1,961)				

[1] For loans and securities, structured liabilities and net derivative assets (liabilities), the weighted average is calculated based upon the absolute fair value of the instruments.

[2] The categories are aggregated based upon product type, which differs from financial statement classification. The following is a reconciliation to the line items in the table on page 195: Trading account assets – Corporate securities, trading loans and other of $1.8 billion, Trading account assets – Non-U.S. sovereign debt of $344 million, Trading account assets – Mortgage trading loans, MBS and ABS of $978 million, AFS debt securities of $611 million, Other debt securities carried at fair value - Non-agency residential of $149 million, Other assets of $2.0 billion, Loans and leases of $82 million and LHFS of $132 million.

[3] Includes models such as Monte Carlo simulation and Black-Scholes.

[4] Includes models such as Monte Carlo simulation, Black-Scholes and other methods that model the joint dynamics of interest, inflation and foreign exchange rates.

[5] The weighted-average life is a product of changes in market rates of interest, prepayment rates and other model and cash flow assumptions.

CPR = Constant Prepayment Rate
CDR = Constant Default Rate
MMBtu = Million British thermal units
IR = Interest Rate
FX = Foreign Exchange
n/a = not applicable

In the previous tables, instruments backed by residential and commercial real estate assets include RMBS, commercial MBS, whole loans and mortgage CDOs. Commercial loans, debt securities and other include corporate CLOs and CDOs, commercial loans and bonds, and securities backed by non-real estate assets. Structured liabilities primarily include equity-linked notes that are accounted for under the fair value option.

The Corporation uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs, and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

The levels of aggregation and diversity within the products disclosed in the tables result in certain ranges of inputs being wide and unevenly distributed across asset and liability categories.

Uncertainty of Fair Value Measurements from Unobservable Inputs

Loans and Securities
A significant increase in market yields, default rates, loss severities or duration would have resulted in a significantly lower fair value for long positions. Short positions would have been impacted in a directionally opposite way. The impact of changes in prepayment speeds would have resulted in differing impacts depending on the seniority of the instrument and, in the case of CLOs, whether prepayments can be reinvested. A significant increase in price would have resulted in a significantly higher fair value for long positions, and short positions would have been impacted in a directionally opposite way.

Structured Liabilities and Derivatives
For credit derivatives, a significant increase in market yield, upfront points (i.e., a single upfront payment made by a protection buyer at inception), credit spreads, default rates or loss severities would have resulted in a significantly lower fair value for protection sellers and higher fair value for protection buyers. The impact of changes in prepayment speeds would have resulted in differing impacts depending on the seniority of the instrument.

Structured credit derivatives are impacted by credit correlation. Default correlation is a parameter that describes the degree of dependence among credit default rates within a credit portfolio that underlies a credit derivative instrument. The sensitivity of this input on the fair value varies depending on the level of subordination of the tranche. For senior tranches that are net purchases of protection, a significant increase in default correlation would have resulted in a significantly higher fair value. Net short protection positions would have been impacted in a directionally opposite way.

For equity derivatives, commodity derivatives, interest rate derivatives and structured liabilities, a significant change in long-dated rates and volatilities and correlation inputs (i.e., the degree of correlation between an equity security and an index, between two different commodities, between two different interest rates, or between interest rates and foreign exchange rates) would have resulted in a significant impact to the fair value; however, the magnitude and direction of the impact depend on whether the Corporation is long or short the exposure. For structured liabilities, a significant increase in yield or decrease in price would have resulted in a significantly lower fair value.

Nonrecurring Fair Value
The Corporation holds certain assets that are measured at fair value only in certain situations (e.g., the impairment of an asset), and these measurements are referred to herein as nonrecurring. The amounts below represent assets still held as of the reporting date for which a nonrecurring fair value adjustment was recorded during 2025, 2024 and 2023.

Assets Measured at Fair Value on a Nonrecurring Basis

(Dollars in millions)	December 31, 2025		December 31, 2024	
	Level 2	Level 3	Level 2	Level 3
Assets				
Loans held-for-sale [1]	$ 171	$ 63	$ 63	$ 2,652
Loans and leases [2]	—	112	—	119
Foreclosed properties [3, 4]	—	58	—	93

	Gains (Losses)		
	2025	2024	2023
Assets			
Loans held-for-sale	$ 32	$ (211)	$ (246)
Loans and leases [2]	(32)	(29)	(45)
Foreclosed properties	4	(44)	(6)

[1] The Level 3 balance at December 31, 2024 includes certain leveraged finance positions that were written down to fair value during 2024 and subsequently written up and sold during 2025.
[2] Includes $7 million, $8 million, and $10 million of losses on loans that were written down to a collateral value of zero during 2025, 2024 and 2023, respectively.
[3] Amounts are included in other assets on the Consolidated Balance Sheet and represent the carrying value of foreclosed properties that were written down subsequent to their initial classification as foreclosed properties. Losses on foreclosed properties include losses recorded during the first 90 days after transfer of a loan to foreclosed properties.
[4] Excludes $17 million and $16 million of properties acquired upon foreclosure of certain government-guaranteed loans (principally FHA-insured loans) at December 31, 2025 and 2024.

The table below presents information about significant unobservable inputs utilized in the Corporation's nonrecurring Level 3 fair value measurements at December 31, 2025 and 2024.

Quantitative Information about Nonrecurring Level 3 Fair Value Measurements

			Inputs		
Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Ranges of Inputs	Weighted Average [1]
(Dollars in millions)			Year Ended December 31, 2025		
Loans and leases [2]	$ 112	Market comparables	OREO discount	14% to 65%	27%
			Costs to sell	8% to 10%	9 %
			Year Ended December 31, 2024		
Loans held-for-sale	$ 2,652	Pricing model	Implied yield	9% to 28%	n/a
Loans and leases [2]	119	Market comparables	OREO discount	10% to 66%	26%
			Costs to sell	8% to 24%	9 %

(1) The weighted average is calculated based upon the fair value of the loans.
(2) Represents residential mortgages where the loan has been written down to the fair value of the underlying collateral.

NOTE 21 Fair Value Option

Loans and Loan Commitments

The Corporation elects to account for certain loans and loan commitments that exceed the Corporation’s single-name credit risk concentration guidelines under the fair value option. Lending commitments are actively managed and, as appropriate, credit risk for these lending relationships may be mitigated through the use of credit derivatives, with the Corporation’s public side credit view and market perspectives determining the size and timing of the hedging activity. These credit derivatives do not meet the requirements for designation as accounting hedges and are carried at fair value. The fair value option allows the Corporation to carry these loans and loan commitments at fair value, which is more consistent with management’s view of the underlying economics and the manner in which they are managed. In addition, the fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at historical cost and the credit derivatives at fair value.

Loans Held-for-sale

The Corporation elects to account for residential mortgage LHFS, commercial mortgage LHFS and certain other LHFS under the fair value option. These loans are actively managed and monitored and, as appropriate, certain market risks of the loans may be mitigated through the use of derivatives. The Corporation has elected not to designate the derivatives as qualifying accounting hedges, and therefore, they are carried at fair value. The changes in fair value of the loans are largely offset by changes in the fair value of the derivatives. The fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at the lower of cost or fair value and the derivatives at fair value. The Corporation has not elected to account for certain other LHFS under the fair value option primarily because these loans are floating-rate loans that are not hedged using derivative instruments.

Loans Reported as Trading Account Assets

The Corporation elects to account for certain loans that are held for the purpose of trading and are risk-managed on a fair value basis under the fair value option.

Other Assets

The Corporation elects to account for certain long-term fixed-rate margin loans that are hedged with derivatives under the fair value option. Election of the fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at historical cost and the derivatives at fair value.

Securities Financing Agreements

The Corporation elects to account for certain securities financing agreements, including resale and repurchase agreements, under the fair value option. These elections include certain agreements collateralized by the U.S. government and its agencies, which are generally short-dated and have minimal interest rate risk.

Long-term Deposits

The Corporation elects to account for certain long-term fixed-rate and rate-linked deposits that are hedged with derivatives that do not qualify for hedge accounting. Election of the fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at historical cost and the derivatives at fair value. The Corporation has not elected to carry other long-term deposits at fair value because they are not hedged using derivatives.

Short-term Borrowings

The Corporation elects to account for certain short-term borrowings, primarily short-term structured liabilities, under the fair value option because this debt is risk-managed on a fair value basis.

The Corporation also elects to account for certain asset-backed secured financings, which are also classified in short-term borrowings, under the fair value option. Election of the fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the asset-backed secured financings at historical cost and the corresponding mortgage LHFS securing these financings at fair value.

Long-term Debt

The Corporation elects to account for certain long-term debt, primarily structured liabilities, under the fair value option. This long-term debt is either risk-managed on a fair value basis or the related hedges do not qualify for hedge accounting.

Fair Value Option Elections

The following tables provide information about the fair value carrying amount and the contractual principal outstanding of assets and liabilities accounted for under the fair value option at December 31, 2025 and 2024, and information about where changes in the fair value of assets and liabilities accounted for under the fair value option are included in the Consolidated Statement of Income for 2025, 2024 and 2023.

Fair Value Option Elections

	December 31, 2025			December 31, 2024		
(Dollars in millions)	Fair Value Carrying Amount	Contractual Principal Outstanding	Fair Value Carrying Amount Less Unpaid Principal	Fair Value Carrying Amount	Contractual Principal Outstanding	Fair Value Carrying Amount Less Unpaid Principal
Federal funds sold and securities borrowed or purchased under agreements to resell	$ 185,491	$ 185,324	$ 167	$ 144,501	$ 144,449	$ 52
Loans reported as trading account assets [1]	10,230	24,475	(14,245)	11,615	24,461	(12,846)
Trading inventory – other	16,791	n/a	n/a	15,369	n/a	n/a
Consumer and commercial loans	3,498	3,594	(96)	4,249	4,292	(43)
Loans held-for-sale [1]	2,271	2,868	(597)	2,214	2,824	(610)
Other assets	4,054	n/a	n/a	2,732	n/a	n/a
Long-term deposits	1,223	1,385	(162)	310	386	(76)
Federal funds purchased and securities loaned or sold under agreements to repurchase	223,067	223,087	(20)	192,859	192,877	(18)
Short-term borrowings	8,051	8,046	5	6,245	6,247	(2)
Unfunded loan commitments	67	n/a	n/a	144	n/a	n/a
Accrued expenses and other liabilities	3,767	3,628	139	2,642	2,414	228
Long-term debt	72,591	76,534	(3,943)	50,005	54,257	(4,252)

[1] A significant portion of the loans reported as trading account assets and LHFS are distressed loans that were purchased at a deep discount to par, and the remainder are loans with a fair value near contractual principal outstanding.
n/a = not applicable

Gains (Losses) Related to Assets and Liabilities Accounted for Under the Fair Value Option

(Dollars in millions)	Market making and similar activities	Other Income	Total
	2025		
Federal funds sold and securities borrowed or purchased under agreements to resell	$ 604	$ (5)	$ 599
Loans reported as trading account assets	423	8	431
Trading inventory – other [1]	1,486	—	1,486
Consumer and commercial loans	154	7	161
Loans held-for-sale [2]	—	83	83
Short-term borrowings	43	—	43
Unfunded loan commitments	—	(19)	(19)
Accrued expenses and other liabilities	(515)	(56)	(571)
Long-term debt [3]	(883)	(28)	(911)
Other [4]	(415)	(340)	(755)
Total	$ 897	$ (350)	$ 547
	2024		
Federal funds sold and securities borrowed or purchased under agreements to resell	$ 327	$ (8)	$ 319
Loans reported as trading account assets	(30)	40	10
Trading inventory – other [1]	2,965	—	2,965
Consumer and commercial loans	93	20	113
Loans held-for-sale [2]	—	(30)	(30)
Short-term borrowings	199	—	199
Unfunded loan commitments	—	(13)	(13)
Accrued expenses and other liabilities	378	—	378
Long-term debt [3]	582	(32)	550
Other [4]	(286)	(21)	(307)
Total	$ 4,228	$ (44)	$ 4,184
	2023		
Federal funds sold and securities borrowed or purchased under agreements to resell	$ 74	$ (14)	$ 60
Loans reported as trading account assets	251	—	251
Trading inventory – other [1]	5,121	—	5,121
Consumer and commercial loans	(174)	67	(107)
Loans held-for-sale [2]	—	22	22
Short-term borrowings	7	—	7
Unfunded loan commitments	(1)	39	38
Accrued expenses and other liabilities	609	—	609
Long-term debt [3]	(1,143)	(35)	(1,178)
Other [4]	19	(9)	10
Total	$ 4,763	$ 70	$ 4,833

[1] The gains (losses) in market making and similar activities are primarily offset by (losses) gains on trading liabilities that hedge these assets.
[2] Includes the value of IRLCs on funded loans, including those sold during the period.
[3] The net gains (losses) in market making and similar activities relate to the embedded derivatives in structured liabilities and are typically offset by (losses) gains on derivatives and securities that hedge these liabilities. For the cumulative impact of changes in the Corporation's own credit spreads and the amount recognized in accumulated OCI, see *Note 14 – Accumulated Other Comprehensive Income (Loss)*. For more information on how the Corporation's own credit spread is determined, see *Note 20 – Fair Value Measurements*.
[4] Includes gains (losses) on other assets, long-term deposits and federal funds purchased and securities loaned or sold under agreements to repurchase.

Gains (Losses) Related to Borrower-specific Credit Risk for Assets and Liabilities Accounted for Under the Fair Value Option

(Dollars in millions)	2025	2024	2023
Loans reported as trading account assets	$ 23	$ (38)	$ (3)
Consumer and commercial loans	9	18	44
Loans held-for-sale	—	(8)	(15)
Unfunded loan commitments	(19)	(13)	39
Long-term debt	—	(3)	—

NOTE 22 Fair Value of Financial Instruments

Financial instruments are classified within the fair value hierarchy using the methodologies described in *Note 20 – Fair Value Measurements*. Certain loans, deposits, long-term debt, unfunded lending commitments and other financial instruments are accounted for under the fair value option. For more information, see *Note 21 – Fair Value Option*. The following disclosures include financial instruments that are not carried at fair value or only a portion of the ending balance is carried at fair value on the Consolidated Balance Sheet.

Short-term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents, certain time deposits placed and other short-term investments, federal funds sold and purchased, certain resale and repurchase agreements and short-term borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Corporation to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate

market. The Corporation accounts for certain resale and repurchase agreements under the fair value option.

Under the fair value hierarchy, cash and cash equivalents are classified as Level 1. Time deposits placed and other short-term investments, such as U.S. government securities and short-term commercial paper, are classified as Level 1 or Level 2. Federal funds sold and purchased are classified as Level 2. Resale and repurchase agreements are classified as Level 2 because they are generally short-dated and/or variable-rate instruments collateralized by U.S. government or agency securities. Short-term borrowings are generally classified as Level 2.

Fair Value of Financial Instruments

The carrying values and fair values by fair value hierarchy of certain financial instruments where only a portion of the ending balance was carried at fair value at December 31, 2025 and 2024 are presented in the table below.

Fair Value of Financial Instruments

| | Carrying Value | Fair Value | | |
		Level 2	Level 3	Total
(Dollars in millions)	December 31, 2025			
Financial assets				
Loans	$1,149,093	$ 51,136	$1,085,303	$1,136,439
Loans held-for-sale	5,165	4,720	445	5,165
Financial liabilities				
Deposits [1]	2,018,729	2,020,072	—	2,020,072
Long-term debt	317,816	323,681	725	324,406
Commercial unfunded lending commitments [2]	1,244	67	6,673	6,740
	December 31, 2024			
Financial assets				
Loans	$1,060,629	$ 50,971	$ 992,135	$1,043,106
Loans held-for-sale	9,545	6,707	2,838	9,545
Financial liabilities				
Deposits [1]	1,965,467	1,967,061	—	1,967,061
Long-term debt	283,279	287,098	652	287,750
Commercial unfunded lending commitments [2]	1,240	55	3,639	3,694

[1] Includes demand deposits of $1.1 trillion and $892.9 billion with no stated maturities at December 31, 2025 and 2024.
[2] The carrying value of commercial unfunded lending commitments is included in accrued expenses and other liabilities on the Consolidated Balance Sheet. The Corporation does not estimate the fair value of consumer unfunded lending commitments because, in many instances, the Corporation can reduce or cancel these commitments by providing notice to the borrower. For more information on commitments, see *Note 12 – Commitments and Contingencies.*

NOTE 23 Business Segment Information

The Corporation reports its results of operations through the following four business segments: *Consumer Banking*, *GWIM, Global Banking* and *Global Markets*, with the remaining operations recorded in *All Other*. The segments are managed by the Corporation's Management Team, with certain leaders responsible for each segment and/or the lines of business supporting the segments. On a continual basis, the Management Team assesses the performance of the segments by comparing the segments' budgeted income and expenses to their actual results. The Chief Operating Decision Maker of the segments, which is the Corporation's CEO, is the final approver on the amount of capital to allocate to each segment.

Consumer Banking

Consumer Banking offers a diversified range of credit, banking and investment products and services to consumers and small businesses. *Consumer Banking* product offerings include traditional savings accounts, money market savings accounts, CDs and IRAs, checking accounts, and investment accounts and products, as well as credit and debit cards, residential mortgages and home equity loans, and direct and indirect loans to consumers and small businesses in the U.S. *Consumer Banking* includes the impact of servicing residential mortgages and home equity loans.

Global Wealth & Investment Management

GWIM provides a high-touch client experience through a network of financial advisors focused on clients with over $250,000 in total investable assets, including tailored solutions to meet clients' needs through a full set of investment management, brokerage, banking and retirement products. *GWIM* also provides comprehensive wealth management solutions targeted to high net worth and ultra high net worth clients, as well as customized solutions to meet clients' wealth structuring, investment management, trust and banking needs, including specialty asset management services.

Global Banking

Global Banking provides a wide range of lending-related products and services, integrated working capital management and treasury solutions, and underwriting and advisory services through the Corporation's network of offices and client relationship teams. *Global Banking* also provides investment banking products to clients. The economics of certain investment banking and underwriting activities are shared primarily between *Global Banking* and *Global Markets* under an internal revenue-sharing arrangement. *Global Banking* clients generally include middle-market companies, commercial real estate firms, not-for-profit companies, large global corporations, financial institutions, leasing clients, and mid-sized U.S.-based businesses requiring customized and integrated financial advice and solutions.

Global Markets

Global Markets offers sales and trading services and research services to institutional clients across fixed-income, credit, currency, commodity and equity businesses. *Global Markets* provides market-making, financing, securities clearing, settlement and custody services globally to institutional investor clients in support of their investing and trading activities. *Global Markets* product coverage includes securities and derivative products in both the primary and secondary markets. *Global Markets* also works with commercial and corporate clients to provide risk management products. As a result of market-making activities, *Global Markets* may be required to manage risk in a broad range of financial products. In addition, the economics of certain investment banking and underwriting activities are shared primarily between *Global Markets* and *Global Banking* under an internal revenue-sharing arrangement.

All Other

All Other primarily consists of ALM activities, liquidating businesses and certain expenses not otherwise allocated to a business segment, and adjustments to allocate income tax benefits related to tax-related equity investments to noninterest income to present *Global Banking* and *Global Markets* on an FTE basis.

Basis of Presentation

The management accounting and reporting process derives segment and business results by utilizing allocation methodologies for revenue and expense. The net income derived for the businesses is dependent upon revenue and cost allocations based on application usage, transaction and volume activity, time studies, and other methodologies and assumptions management believes are appropriate to reflect the results of the business.

Total revenue, net of interest expense, includes net interest income on an FTE basis and noninterest income. The adjustment of net interest income to an FTE basis results in a corresponding increase in income tax expense. The segment results also reflect certain revenue and expense methodologies that are utilized to determine net income. The net interest income of the businesses includes the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics. In segments where the total of liabilities and equity exceeds assets, which are generally deposit-taking segments, the Corporation allocates assets to match liabilities. Net interest income of the business segments also includes an allocation of net interest income generated by certain of the Corporation's ALM activities.

The Corporation's ALM activities include an overall interest rate risk management strategy that incorporates the use of various derivatives and cash instruments to manage fluctuations in earnings and capital that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect earnings and capital. The results of a majority of the Corporation's ALM activities are allocated to the business segments and fluctuate based on the performance of the ALM activities. ALM activities include external product pricing decisions including deposit pricing strategies, the effects of the Corporation's internal funds transfer pricing process and the net effects of other ALM activities.

The segment noninterest expenses consist of the same expenses as those shown in the Consolidated Statement of Income and contain both direct expenses and certain expenses not directly attributable to a specific business segment, including indirect compensation and benefits expenses, that are allocated to the segments. The costs of certain centralized or shared functions are allocated based on methodologies that reflect utilization.

The following table presents net income (loss) and the components thereto (with net interest income on an FTE basis for the business segments, *All Other* and the total Corporation) for 2025, 2024 and 2023, and total assets at December 31, 2025 and 2024 for each business segment, as well as *All Other.*

Results of Business Segments and All Other [1]

At and for the year ended December 31	Total Corporation [2]			Consumer Banking		
(Dollars in millions)	2025	2024	2023	2025	2024	2023
Net interest income	$ 60,705	$ 56,679	$ 57,498	$ 35,309	$ 33,078	$ 33,689
Noninterest income	53,001	49,796	45,838	8,364	8,358	8,342
Total revenue, net of interest expense	113,706	106,475	103,336	43,673	41,436	42,031
Provision for credit losses	5,675	5,821	4,394	4,649	4,987	5,158
Noninterest expense						
Compensation and benefits [3,4]	42,346	40,182	38,330	6,063	5,896	5,983
Other noninterest expense [4]	27,381	26,630	27,515	16,634	16,208	15,433
Total noninterest expense	69,727	66,812	65,845	22,697	22,104	21,416
Income before income taxes	38,304	33,842	33,097	16,327	14,345	15,457
Income tax expense	7,795	6,869	6,792	4,082	3,586	3,864
Net income	$ 30,509	$ 26,973	$ 26,305	$ 12,245	$ 10,759	$ 11,593
Year-end total assets	$ 3,411,738	$ 3,261,299		$ 1,039,346	$ 1,034,370	

	Global Wealth & Investment Management			Global Banking		
	2025	2024	2023	2025	2024	2023
Net interest income	$ 7,197	$ 6,969	$ 7,147	$ 12,611	$ 13,235	$ 14,645
Noninterest income	17,686	15,960	13,958	11,497	10,513	9,910
Total revenue, net of interest expense	24,883	22,929	21,105	24,108	23,748	24,555
Provision for credit losses	35	4	6	943	883	(586)
Noninterest expense						
Compensation and benefits [3,4]	12,064	11,126	10,120	4,670	4,521	4,345
Other noninterest expense [4]	6,557	6,115	5,716	7,746	7,332	6,999
Total noninterest expense	18,621	17,241	15,836	12,416	11,853	11,344
Income before income taxes	6,227	5,684	5,263	10,749	11,012	13,797
Income tax expense	1,557	1,421	1,316	2,956	3,028	3,725
Net income	$ 4,670	$ 4,263	$ 3,947	$ 7,793	$ 7,984	$ 10,072
Year-end total assets	$ 335,495	$ 338,367		$ 734,710	$ 670,505	

	Global Markets			All Other		
	2025	2024	2023	2025	2024	2023
Net interest income	$ 5,690	$ 3,375	$ 1,678	$ (102)	$ 22	$ 339
Noninterest income	18,406	18,437	17,855	(2,952)	(3,472)	(4,227)
Total revenue, net of interest expense	24,096	21,812	19,533	(3,054)	(3,450)	(3,888)
Provision for credit losses	71	(32)	(131)	(23)	(21)	(53)
Noninterest expense						
Compensation and benefits [3]	3,923	3,553	3,430	—	—	—
Other noninterest expense	11,495	10,373	9,776	575	1,688	4,043
Total noninterest expense	15,418	13,926	13,206	575	1,688	4,043
Income (loss) before income taxes	8,607	7,918	6,458	(3,606)	(5,117)	(7,878)
Income tax expense (benefit)	2,496	2,296	1,776	(3,296)	(3,462)	(3,889)
Net income (loss)	$ 6,111	$ 5,622	$ 4,682	$ (310)	$ (1,655)	$ (3,989)
Year-end total assets	$ 1,032,858	$ 876,548		$ 269,329	$ 341,509	

[1] Segment results are presented on an FTE basis and include additional net interest income and income tax expense, related to tax-exempt securities, of $609 million, $619 million and $567 million in 2025, 2024 and 2023, respectively, as compared to the Consolidated Statement of Income.
[2] There were no material intersegment revenues.
[3] Represents the compensation and benefits directly incurred by each segment. Corporate overhead compensation and benefits are allocated to the segments through other noninterest expense.
[4] Prior periods have been revised to reflect realignment of certain headcount between segments.

The table below presents noninterest income and the associated components for 2025, 2024 and 2023, for each business segment, *All Other* and the total Corporation. For more information, see *Note 2 – Net Interest Income and Noninterest Income*.

Noninterest Income by Business Segment and All Other

	Total Corporation			Consumer Banking			Global Wealth & Investment Management		
(Dollars in millions)	**2025**	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Fees and commissions:									
Card income									
Interchange fees	**$ 3,876**	$ 4,013	$ 3,983	**$ 3,047**	$ 3,194	$ 3,157	**$ (36)**	$ (20)	$ (12)
Other card income	**2,483**	2,271	2,071	**2,409**	2,238	2,107	**69**	61	57
Total card income	**6,359**	6,284	6,054	**5,456**	5,432	5,264	**33**	41	45
Service charges									
Deposit-related fees	**5,044**	4,708	4,382	**2,528**	2,445	2,317	**50**	44	41
Lending-related fees	**1,413**	1,347	1,302	**—**	—	—	**64**	53	37
Total service charges	**6,457**	6,055	5,684	**2,528**	2,445	2,317	**114**	97	78
Investment and brokerage services									
Asset management fees	**15,601**	13,875	12,002	**245**	207	197	**15,369**	13,668	11,805
Brokerage fees	**4,355**	3,891	3,561	**115**	113	111	**1,650**	1,570	1,408
Total investment and brokerage services	**19,956**	17,766	15,563	**360**	320	308	**17,019**	15,238	13,213
Investment banking fees									
Underwriting income	**3,320**	3,275	2,235	**—**	—	—	**265**	246	171
Syndication fees	**1,420**	1,221	898	**—**	—	—	**—**	—	—
Financial advisory services	**1,890**	1,690	1,575	**—**	—	—	**3**	—	—
Total investment banking fees	**6,630**	6,186	4,708	**—**	—	—	**268**	246	171
Total fees and commissions	**39,402**	36,291	32,009	**8,344**	8,197	7,889	**17,434**	15,622	13,507
Market making and similar activities	**12,014**	12,967	12,732	**26**	21	20	**127**	143	137
Other income (loss)	**1,585**	538	1,097	**(6)**	140	433	**125**	195	314
Total noninterest income	**$ 53,001**	$ 49,796	$ 45,838	**$ 8,364**	$ 8,358	$ 8,342	**$ 17,686**	$ 15,960	$ 13,958

	Global Banking			Global Markets			All Other		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Fees and commissions:									
Card income									
Interchange fees	**$ 800**	$ 773	$ 772	**$ 65**	$ 66	$ 66	**$ —**	$ —	$ —
Other card income	**16**	13	9	**—**	—	—	**(11)**	(41)	(102)
Total card income	**816**	786	781	**65**	66	66	**(11)**	(41)	(102)
Service charges									
Deposit-related fees	**2,403**	2,128	1,943	**59**	88	79	**4**	3	2
Lending-related fees	**1,035**	1,007	1,009	**314**	287	256	**—**	—	—
Total service charges	**3,438**	3,135	2,952	**373**	375	335	**4**	3	2
Investment and brokerage services									
Asset management fees	**—**	—	—	**—**	—	—	**(13)**	—	—
Brokerage fees	**79**	91	57	**2,511**	2,128	1,993	**—**	(11)	(8)
Total investment and brokerage services	**79**	91	57	**2,511**	2,128	1,993	**(13)**	(11)	(8)
Investment banking fees									
Underwriting income	**1,303**	1,305	922	**1,968**	1,892	1,298	**(216)**	(168)	(156)
Syndication fees	**732**	644	505	**688**	577	393	**—**	—	—
Financial advisory services	**1,707**	1,504	1,392	**181**	186	183	**(1)**	—	—
Total investment banking fees	**3,742**	3,453	2,819	**2,837**	2,655	1,874	**(217)**	(168)	(156)
Total fees and commissions	**8,075**	7,465	6,609	**5,786**	5,224	4,268	**(237)**	(217)	(264)
Market making and similar activities	**274**	275	190	**12,064**	12,778	13,430	**(477)**	(250)	(1,045)
Other income (loss)	**3,148**	2,773	3,111	**556**	435	157	**(2,238)**	(3,005)	(2,918)
Total noninterest income	**$ 11,497**	$ 10,513	$ 9,910	**$ 18,406**	$ 18,437	$ 17,855	**$ (2,952)**	$ (3,472)	$ (4,227)

NOTE 24 Parent Company Information

The following tables present the Parent Company-only financial information.

Condensed Statement of Income

(Dollars in millions)	2025		2024		2023
Income					
Dividends from subsidiaries:					
Bank holding companies and related subsidiaries	$	33,600	$	21,300	$	22,384
Interest from subsidiaries		19,676		21,589		21,314
Other income (loss)		(1,336)		(1,223)		(1,012)
Total income		51,940		41,666		42,686
Expense					
Interest on borrowed funds from subsidiaries		1,071		1,108		896
Other interest expense		11,750		14,060		14,119
Noninterest expense		1,576		1,580		1,699
Total expense		14,397		16,748		16,714
Income before income taxes and equity in undistributed earnings of subsidiaries		37,543		24,918		25,972
Income tax expense		808		773		838
Income before equity in undistributed earnings of subsidiaries		36,735		24,145		25,134
Equity in undistributed earnings (losses) of subsidiaries:					
Bank holding companies and related subsidiaries		(6,338)		2,750		993
Nonbank companies and related subsidiaries		112		78		178
Total equity in undistributed earnings (losses) of subsidiaries		(6,226)		2,828		1,171
Net income	$	30,509	$	26,973	$	26,305

Condensed Balance Sheet

	December 31			
(Dollars in millions)	2025		2024	
Assets				
Cash held at bank subsidiaries	$	7,686	$	4,613
Securities		703		660
Receivables from subsidiaries:				
Bank holding companies and related subsidiaries		254,525		231,931
Banks and related subsidiaries		59		146
Nonbank companies and related subsidiaries		441		985
Investments in subsidiaries:				
Bank holding companies and related subsidiaries		310,216		309,361
Nonbank companies and related subsidiaries		3,907		3,783
Other assets		6,246		6,658
Total assets	$	583,783	$	558,137
Liabilities and shareholders' equity				
Accrued expenses and other liabilities	$	16,498	$	16,360
Payables to subsidiaries:				
Banks and related subsidiaries		214		114
Bank holding companies and related subsidiaries		388		14
Nonbank companies and related subsidiaries		29,324		21,011
Long-term debt		234,116		226,675
Total liabilities		280,540		264,174
Shareholders' equity		303,243		293,963
Total liabilities and shareholders' equity	$	583,783	$	558,137

Condensed Statement of Cash Flows

(Dollars in millions)	2025	2024	2023
Operating activities			
Net income	$ 30,509	$ 26,973	$ 26,305
Reconciliation of net income (loss) to net cash provided by operating activities:			
Equity in undistributed (earnings) losses of subsidiaries	6,226	(2,828)	(1,171)
Other operating activities, net	10,202	1,986	3,395
Net cash provided by operating activities	46,937	26,131	28,529
Investing activities			
Net purchases of securities	(17)	(17)	(15)
Net payments from (to) subsidiaries	(22,125)	16,858	(21,267)
Other investing activities, net	(24)	—	(43)
Net cash provided by (used in) investing activities	(22,166)	16,841	(21,325)
Financing activities			
Net increase in short-term borrowings	1	—	—
Net increase in other advances	8,748	3,542	2,825
Proceeds from issuance of long-term debt	36,510	17,817	23,950
Retirement of long-term debt	(38,785)	(36,416)	(25,366)
Proceeds from issuance of preferred stock and warrants	5,493	—	—
Redemption of preferred stock	(2,669)	(5,254)	—
Common stock repurchased	(21,433)	(13,104)	(4,576)
Cash dividends paid	(9,563)	(9,503)	(9,087)
Net cash used in financing activities	(21,698)	(42,918)	(12,254)
Net increase (decrease) in cash held at bank subsidiaries	3,073	54	(5,050)
Cash held at bank subsidiaries at January 1	4,613	4,559	9,609
Cash held at bank subsidiaries at December 31	$ 7,686	$ 4,613	$ 4,559

NOTE 25 Performance by Geographical Area

The Corporation's operations are highly integrated with operations in both U.S. and non-U.S. markets. The non-U.S. business activities are largely conducted in Europe, the Middle East and Africa and in Asia. The Corporation identifies its geographic performance based on the business unit structure used to manage the capital or expense deployed in the region as applicable. This requires certain judgments related to the allocation of revenue so that revenue can be appropriately matched with the related capital or expense deployed in the region. Certain asset, liability, income and expense amounts have been allocated to arrive at total assets, total revenue, net of interest expense, income before income taxes and net income by geographic area as presented below.

(Dollars in millions)		Total Assets at Year End [1]	Total Revenue, Net of Interest Expense [2]	Income Before Income Taxes	Net Income
U.S. [3]	2025	$ 2,870,362	$ 97,687	$ 33,397	$ 27,327
	2024	2,817,124	92,434	29,701	24,443
	2023		89,759	28,721	23,454
Asia	2025	177,742	6,004	1,925	1,402
	2024	153,489	5,184	1,616	1,176
	2023		4,952	1,512	1,139
Europe, Middle East and Africa	2025	315,024	7,561	1,624	1,151
	2024	257,696	6,499	1,061	788
	2023		6,393	1,532	1,090
Latin America and the Caribbean	2025	48,610	1,845	749	629
	2024	32,990	1,739	845	566
	2023		1,665	765	622
Total Non-U.S.	2025	541,376	15,410	4,298	3,182
	2024	444,175	13,422	3,522	2,530
	2023		13,010	3,809	2,851
Total Consolidated	2025	$ 3,411,738	$ 113,097	$ 37,695	$ 30,509
	2024	3,261,299	105,856	33,223	26,973
	2023		102,769	32,530	26,305

[1] Total assets include long-lived assets, which are primarily located in the U.S.
[2] There were no material intercompany revenues between geographic regions for any of the periods presented.
[3] Substantially reflects the U.S.

Glossary

Alt-A Mortgage – A type of U.S. mortgage that is considered riskier than A-paper, or "prime," and less risky than "subprime," the riskiest category. Typically, Alt-A mortgages are characterized by borrowers with less than full documentation, lower credit scores and higher LTVs.

Assets Under Management (AUM) – The total market value of assets under the investment advisory and/or discretion of *GWIM* which generate asset management fees based on a percentage of the assets' market values. AUM reflects assets that are generally managed for institutional, high net worth and retail clients, and are distributed through various investment products including mutual funds, other commingled vehicles and separate accounts.

Banking Book – All on- and off-balance sheet financial instruments of the Corporation except for those positions that are held for trading purposes.

Brokerage and Other Assets – Non-discretionary client assets which are held in brokerage accounts or held for safekeeping.

Committed Credit Exposure – Any funded portion of a facility plus the unfunded portion of a facility on which the lender is legally bound to advance funds during a specified period under prescribed conditions.

Credit Derivatives – Contractual agreements that provide protection against a specified credit event on one or more referenced obligations.

Credit Valuation Adjustment (CVA) – A portfolio adjustment required to properly reflect the counterparty credit risk exposure as part of the fair value of derivative instruments.

Debit Valuation Adjustment (DVA) – A portfolio adjustment required to properly reflect the Corporation's own credit risk exposure as part of the fair value of derivative instruments and/or structured liabilities.

Funding Valuation Adjustment (FVA) – A portfolio adjustment required to include funding costs on uncollateralized derivatives and derivatives where the Corporation is not permitted to use the collateral it receives.

Interest Rate Lock Commitment (IRLC) – Commitment with a loan applicant in which the loan terms are guaranteed for a designated period of time subject to credit approval.

Letter of Credit – A document issued on behalf of a customer to a third party promising to pay the third party upon presentation of specified documents. A letter of credit effectively substitutes the issuer's credit for that of the customer.

Loan-to-value (LTV) – A commonly used credit quality metric. LTV is calculated as the outstanding carrying value of the loan divided by the estimated value of the property securing the loan.

Macro Products – Include currencies, interest rates and commodities products.

Margin Receivable – An extension of credit secured by eligible securities in certain brokerage accounts.

Matched Book – Repurchase and resale agreements or securities borrowed and loaned transactions where the overall asset and liability position is similar in size and/or maturity. Generally, these are entered into to accommodate customers where the Corporation earns the interest rate spread.

Mortgage Servicing Right (MSR) – The right to service a mortgage loan when the underlying loan is sold or securitized. Servicing includes collections for principal, interest and escrow payments from borrowers and accounting for and remitting principal and interest payments to investors.

Nonperforming Loans and Leases – Includes loans and leases that have been placed on nonaccrual status, including nonaccruing loans whose contractual terms have been restructured in a manner that grants a concession to a borrower experiencing financial difficulties.

Prompt Corrective Action (PCA) – A framework established by the U.S. banking regulators requiring banks to maintain certain levels of regulatory capital ratios, comprised of five categories of capitalization: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Insured depository institutions that fail to meet certain of these capital levels are subject to increasingly strict limits on their activities, including their ability to make capital distributions, pay management compensation, grow assets and take other actions.

Subprime Loans – Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, the Corporation defines subprime loans as specific product offerings for higher risk borrowers.

Value-at-Risk (VaR) – VaR is a model that simulates the value of a portfolio under a range of hypothetical scenarios in order to generate a distribution of potential gains and losses. VaR represents the loss the portfolio is expected to experience with a given confidence level based on historical data. A VaR model is an effective tool in estimating ranges of potential gains and losses on our trading portfolios.

Key Metrics

Active Digital Banking Users – Mobile and/or online active users over the past 90 days.

Active Mobile Banking Users – Mobile active users over the past 90 days.

Book Value – Ending common shareholders' equity divided by ending common shares outstanding.

Common Equity Ratio - Ending common shareholders' equity divided by ending total assets.

Deposit Spread – Annualized net interest income divided by average deposits.

Dividend Payout Ratio – Common dividends declared divided by net income applicable to common shareholders.

Efficiency Ratio – Noninterest expense divided by total revenue, net of interest expense.

Gross Interest Yield – Effective annual percentage rate divided by average loans.

Net Interest Yield – Net interest income divided by average total interest-earning assets.

Operating Margin – Income before income taxes divided by total revenue, net of interest expense.

Return on Average Allocated Capital – Adjusted net income divided by allocated capital.

Return on Average Assets – Net income divided by total average assets.

Return on Average Common Shareholders' Equity – Net income applicable to common shareholders divided by average common shareholders' equity.

Return on Average Shareholders' Equity – Net income divided by average shareholders' equity.

Risk-adjusted Margin – Difference between total revenue, net of interest expense, and net charge-offs divided by average loans.

Acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
AI	Artificial intelligence
ALM	Asset and liability management
AUM	Assets under management
AVM	Automated valuation model
BANA	Bank of America, National Association
BHC	Bank holding company
BofAS	BofA Securities, Inc.
BofASE	BofA Securities Europe SA
bps	Basis points
BSBY	Bloomberg Short-Term Bank Yield Index
CAE	Chief Audit Executive
CCAR	Comprehensive Capital Analysis and Review
CCP	Central counterparty clearinghouses
CCPA	California's Consumer Privacy Act
CDO	Collateralized debt obligation
CECL	Current expected credit losses
CEO	Chief Executive Officer
CET1	Common equity tier 1
CFPB	Consumer Financial Protection Bureau
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CLTV	Combined loan-to-value
CRO	Chief Risk Officer
CVA	Credit valuation adjustment
DIF	Deposit Insurance Fund
DTA	Deferred tax assets
DVA	Debit valuation adjustment
ECB	European Central Bank
EPS	Earnings per common share
ERC	Enterprise Risk Committee
EU	European Union
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Freddie Mac
FICC	Fixed income, currencies and commodities
FICO	Fair Isaac Corporation (credit score)
FLUs	Front line units
FNMA	Fannie Mae
FTE	Fully taxable-equivalent
FVA	Funding valuation adjustment
GAAP	Accounting principles generally accepted in the United States of America
GDPR	General Data Protection Regulation

GHG	Greenhouse gas
GLS	Global Liquidity Sources
GNMA	Government National Mortgage Association
GRM	Global Risk Management
G-SIB	Global systemically important bank
GWIM	Global Wealth & Investment Management
HELOC	Home equity line of credit
HQLA	High Quality Liquid Assets
HTM	Held-to-maturity
ICAAP	Internal Capital Adequacy Assessment Process
IRLC	Interest rate lock commitment
ISDA	International Swaps and Derivatives Association, Inc.
LCR	Liquidity Coverage Ratio
LHFS	Loans held-for-sale
LRR	Laws, Rules and Regulations
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MLI	Merrill Lynch International
MLPF&S	Merrill Lynch, Pierce, Fenner & Smith Incorporated
MRC	Management Risk Committee
MSA	Metropolitan Statistical Area
MSR	Mortgage servicing right
NOL	Net operating loss
NSFR	Net Stable Funding Ratio
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OECD	Organization for Economic Cooperation and Development
OREO	Other real estate owned
OTC	Over-the-counter
PCA	Prompt Corrective Action
RMBS	Residential mortgage-backed securities
RSU	Restricted stock unit
RWA	Risk-weighted assets
SBLC	Standby letter of credit
SCB	Stress capital buffer
SEC	Securities and Exchange Commission
SIFI	Systemically important financial institution
SLR	Supplementary leverage ratio
SOFR	Secured Overnight Financing Rate
TLAC	Total loss-absorbing capacity
UDAAP	Unfair, deceptive, or abusive acts or practices
UTB	Unrecognized tax benefits
VA	U.S. Department of Veterans Affairs
VaR	Value-at-Risk
VIE	Variable interest entity

Disclosure Controls and Procedures

Bank of America Corporation and Subsidiaries

As of the end of the period covered by this report and pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended (Exchange Act), Bank of America's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness and design of our disclosure controls and procedures (as that term is defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, Bank of America's Chief Executive Officer and Chief Financial Officer concluded that Bank of America's disclosure controls and procedures were effective, as of the end of the period covered by this report.

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EXECUTIVE MANAGEMENT TEAM AND MANAGEMENT COMMITTEE

EXECUTIVE MANAGEMENT TEAM

Brian T. Moynihan*
Chair of the Board and Chief Executive Officer

Raul A. Anaya
Head of Local Markets Strategy and
President, Greater Los Angeles

Dean C. Athanasia*
Co-President, Bank of America

Alastair M. Borthwick*
Executive Vice President and
Chief Financial Officer

Len Botkin
Chief Audit Executive

Sheri B. Bronstein*
Chief People Officer

Jeffrey Busconi
Head of Corporate Strategy
& Operational Excellence

James P. DeMare*
Co-President, Bank of America

Paul M. Donofrio
Vice Chair

Hari Gopalkrishnan*
Chief Technology & Information Officer

Geoffrey S. Greener*
Chief Risk Officer

Lindsay Hans
President, Co-Head,
Merrill Wealth Management

Kathleen A. Knox
President, The Private Bank

Matthew M. Koder
President, Global Corporate
& Investment Banking

Denis Manelski
President, Co-Head, Global Markets

Bernard A. Mensah*
President, International

Sharon L. Miller
President, Business Banking

Lauren A. Mogensen*
Global General Counsel

Thong M. Nguyen*
Vice Chair, Head of Global Strategy
& Enterprise Platforms

Holly O'Neill
President, Consumer, Retail and Preferred

Eric A. Schimpf
President, Co-Head,
Merrill Wealth Management

Tom M. Scrivener*
Chief Operations Executive

Wendy H. Stewart
President, Global Commercial Banking

Bruce R. Thompson*
Vice Chair, Head of Enterprise Credit

David C. Tyrie
President, Marketing, Digital, and
Specialized Consumer Client Solutions

Soofian J. Zuberi
President, Co-Head, Global Markets

MANAGEMENT COMMITTEE**

Faiz A. Ahmad
Co-Head of Global Investment Banking

Michael C. Ankrom
Head of Consumer, Wealth and Commercial
Banking Credit

Alexandre Bettamio
Chair of Global Corporate
& Investment Banking

Joshua W. Bronstein
Head of Global Talent

Candace Browning
Vice Chair of the Bank of America Institute
and Head of Global Research

Christine K. Channels
Head of Global Compliance & Operational Risk

Lisa G. Clyde
Co-Head of Global Capital Markets

Lawrence T. Di Rita
Head of Public Policy

Mary Hines Droesch
Head of Consumer & Small Business
Products and Analytics

Christopher J. Fabro
Global HR Executive and Head of Global
Compensation & Benefits

Kristopher Fador
Chief Information Security Officer

Karen Fang
Global Head of Infrastructure & Sustainable
Finance and Co-Head of Global Capital Solutions

April L. Francois
Chief Risk Officer, CFO and Head of
Enterprise Financial Risk

Craig Froelich
Chief Technology Officer

Sarang R. Gadkari
Co-Head of Global Capital Markets
and Co-Head of Global Capital Solutions

Matthew T. Gellene
Head of Specialized Consumer Client Solutions

Debbie U. Helvig
Head of Global Corporate Communications

Angela Jennings-Barkley
Head of Global Community Opportunity

Shannon Lilly
Treasurer

Amy Littman
Legal Executive, Consumer, Wealth
& Global Operations

Anil T. Matai
Global HR Executive, Life Event Services,
Corporate Security and Enterprise Services

E. Lee McEntire
Head of Investor Relations and Local
Markets Organization

Mark Monaco
Head of Global Payments Solutions

Tram V. Nguyen
Head of Global Strategic and
Sustainable Investments

Johnbull Okpara
Chief Accounting Officer

Jessica A. Oppenheim
Head of External Communications

Lorna R. Sabbia
Head of Workplace Benefits

Purna R. Saggurti
Vice Chair, Bank of America

Thomas J. Sheehan
Chair of Global Corporate
& Investment Banking

Jin Su
President of APAC and Head of
APAC Global Markets

Amanda Vaughn
Legal Executive, Litigation, Regulatory Inquiries
and Internal Investigations

Elif Bilgi Zapparoli
Head of International Client Strategy

BOARD OF DIRECTORS

Brian T. Moynihan
Chair of the Board and Chief Executive Officer,
Bank of America Corporation
(Financial services)

Lionel L. Nowell III
Lead Independent Director, Bank of America
Corporation; Former Senior Vice President
and Treasurer, PepsiCo, Inc.
(Food, snack and beverage)

Sharon L. Allen
Former Chairman, Deloitte LLP
(Professional services)

José (Joe) E. Almeida
Former Chairman, President and Chief
Executive Officer, Baxter International Inc.
(Medical technology)

Pierre J.P. de Weck***
Former Chairman and Global Head of Private
Wealth Management, Deutsche Bank AG
(Financial services)

Arnold W. Donald
Former President and Chief Executive Officer,
Carnival Corporation and Carnival plc
(Cruise and vacation)

Linda P. Hudson***
Former President and Chief Executive Officer,
BAE Systems, Inc.
(Defense aerospace and security)

Monica C. Lozano
Former Chief Executive Officer, College
Futures Foundation (Education nonprofit);
Former Chairman, US Hispanic Media Inc.
(News and information)

Maria N. Martinez
Former Executive Vice President and Chief
Operating Officer, Cisco Systems, Inc.
(Technology solutions)

Denise L. Ramos
Former Chief Executive Officer and President,
ITT Inc. (Technology solutions)

Clayton S. Rose
Baker Foundation Professor of Management
Practice, Harvard Business School
(Education)

Michael D. White
Former Chairman, President and
Chief Executive Officer, DIRECTV
(Television and entertainment services)

Thomas D. Woods
Former Vice Chairman and Senior
Executive Vice President, Canadian
Imperial Bank of Commerce
(Financial services)

Maria T. Zuber
Presidential Advisor for Science and
Technology Policy and E.A.
Griswold Professor of Geophysics,
Massachusetts Institute of Technology
(Research institution)

*Executive Officer

**All members of the Executive Management Team are also members of the Management Committee.

***Not standing for reelection at the 2026 Annual Meeting of Shareholders

Corporate Information

Bank of America Corporation

Headquarters

The principal executive offices of Bank of America Corporation (the Corporation) are located in the Bank of America Corporate Center, 100 North Tryon Street, Charlotte, NC 28255.

Stock Listing

The Corporation's common stock is listed on the New York Stock Exchange (NYSE) under the symbol BAC. As of December 31, 2025, there were 123,190 registered holders of the Corporation's common stock.

Investor Relations

Analysts, portfolio managers and other investors seeking additional information about Bank of America stock should contact our Equity Investor Relations group at i_r@bofa.com or 1.704.386.5681. For additional information about Bank of America from a credit perspective, including debt and preferred securities, contact our Fixed Income Investor Relations group at fixedincomeir@bofa.com or 1.866.607.1234. Visit the Investor Relations area of the Bank of America website, investor.bankofamerica.com, for stock and dividend information, financial news releases, links to Bank of America SEC filings, electronic versions of our annual reports and other items of interest to the Corporation's shareholders.

Customers

For assistance with Bank of America products and services, call 1.800.432.1000, or visit the Bank of America website at bankofamerica.com. Additional toll-free numbers for specific products and services are listed on our website at bankofamerica.com/contact.

News Media

News media seeking information should visit our online newsroom at newsroom.bankofamerica.com for news releases and other items relating to the Corporation, including a complete list of the Corporation's media relations specialists grouped by business specialty or geography.

Annual Report on Form 10-K

The Corporation's 2025 Annual Report on Form 10-K is available at investor.bankofamerica.com. The Corporation also will provide a copy of the 2025 Annual Report on Form 10-K without charge (without exhibits) upon written request addressed to:

Bank of America Corporation
Office of the Corporate Secretary
Bank of America Corporate Center
100 North Tryon Street
NC1-007-56-06
Charlotte, NC 28255

Shareholder Inquiries

For inquiries concerning dividend checks, electronic deposit of dividends, dividend reinvestment, tax statements, electronic delivery, transferring ownership, address changes or lost or stolen stock certificates, contact Bank of America Shareholder Services at Computershare Trust Company, N.A., via the internet at computershare.com/bac; call 1.800.642.9855; or write to P.O. Box 43078, Providence, RI 02940. For general shareholder information, contact Bank of America Office of the Corporate Secretary at 1.800.521.3984. Shareholders outside of the United States and Canada may call 1.781.575.2621.

Electronic Delivery

As part of our ongoing commitment to reduce paper consumption, we offer electronic methods for customer communications and transactions. Customers can sign up to receive online statements through their Bank of America or Merrill Lynch Wealth Management account website. In 2012, we adopted the SEC's Notice and Access rule, which allows certain issuers to inform shareholders of the electronic availability of Proxy materials, including the Annual Report, which significantly reduced the number of printed copies we produce and mail to shareholders. Shareholders still receiving printed copies can join our efforts by electing to receive an electronic copy of the Annual Report and Proxy materials. If you have an account maintained in your name at Computershare Investor Services, you may sign up for this service at computershare.com/bac. If your shares are held by a broker, bank or other nominee, you may elect to receive an electronic copy of the Proxy materials online at proxyvote.com or contact your broker.

Bank of America Corporation (“Bank of America”) is a financial holding company that, through its subsidiaries and affiliated companies, provides banking and non-banking financial services.

“Bank of America” and “BofA Securities” are the marketing names used by the Global Banking and Global Markets divisions of Bank of America Corporation. Lending, other commercial banking activities, and trading in certain financial instruments are performed globally by banking affiliates of Bank of America Corporation, including Bank of America, N.A., Member FDIC. Trading in securities and financial instruments, and strategic advisory, and other investment banking activities, are performed globally by investment banking affiliates of Bank of America Corporation (“Investment Banking Affiliates”), including, in the United States, BofA Securities, Inc. and Merrill Lynch Professional Clearing Corp., both of which are registered broker-dealers and Members of SIPC, and, in other jurisdictions, by locally registered entities. BofA Securities, Inc. and Merrill Lynch Professional Clearing Corp. are registered as futures commission merchants with the CFTC and are members of the NFA.

“Bank of America” is a marketing name for the Retirement Services business of Bank of America Corporation (“BofA Corp.”). Banking activities may be performed by wholly owned banking affiliates of BofA Corp., including Bank of America, N.A., member FDIC.

Banking products are provided by Bank of America, N.A., and affiliated banks, Members FDIC, and wholly owned subsidiaries of BofA Corp.

Bank of America Private Bank is a division of Bank of America, N.A., Member FDIC, and a wholly owned subsidiary of Bank of America Corporation.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (also referred to as “MLPF&S” or “Merrill”) makes available certain investment products sponsored, managed, distributed or provided by companies that are affiliates of Bank of America Corporation (“BofA Corp.”). MLPF&S is a registered broker-dealer, registered investment adviser, Member SIPC, and a wholly owned subsidiary of BofA Corp.

Investing involves risk. Past performance does not guarantee future results. Bank of America, Merrill, their affiliates, and advisors do not provide legal, tax, or accounting advice. Clients should consult their legal and/or tax advisors before making any financial decisions.

BofA Global Research is research produced by BofA Securities, Inc. (“BofAS”) and/or one or more of its affiliates. BofAS is a registered broker-dealer, Member SIPC, and wholly owned subsidiary of Bank of America Corporation.

Impact investing and/or Environmental, Social and Governance (ESG) managers may take into consideration factors beyond traditional financial information to select securities, which could result in relative investment performance deviating from other strategies or broad market benchmarks, depending on whether such sectors or investments are in or out of favor in the market.

In reference to content on page 22, Merrill is the firm with the most advisors out of any other firm for the following industry advisor rankings as of 2025: Barron’s Top 100 Women, Barron’s Top 1200, Financial Planning Top 40 under 40, Forbes Best in State, Forbes Best in State Teams, Forbes Top Women - Best in State, Forbes Top Women - Top 100, Forbes Top Next Gen - Top 100, Forbes Top Next Gen - Best in State, Forbes America’s Top Wealth Management Teams High Net Worth. The criteria used for the 2025 Barron’s and Forbes awards received by Merrill advisors can be found at the respective sites.

The ranking or ratings shown herein may not be representative of all client experiences because they reflect an average or sampling of the client experiences. These rankings or ratings are not indicative of any future performance or investment outcome. More information can be found at https://newsroom.bankofamerica.com/awards. Additional criteria for awards received by Merrill advisors can be found on Barron’s and Forbes websites respectively.

Investment products:

Are Not FDIC Insured	May Lose Value	Are Not Bank Guaranteed

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